DYNASTY GAMING INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 24, 2008

– AND –

MANAGEMENT PROXY CIRCULAR
CONCERNING THE PROPOSED TRANSACTION BETWEEN

DYNASTY GAMING INC.

– AND –

BAIYOU DIGITAL TECHNOLOGY CO., LTD.

– AND –

SILVA FORD TECHNOLOGY LIMITED

August 27, 2008

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the transactions described in this information circular. These materials are important and require your immediate attention. They require shareholders of Dynasty Gaming Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

DYNASTY GAMING INC.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that An Annual and Special Meeting of Shareholders (the “Meeting”) of DYNASTY GAMING INC. (the “Corporation”) will be held at:

Place:

Hotel InterContinental Montreal, Room – Saint-Gabriel
360 St-Antoine Street West , Montreal, Québec   H2Y 3X4

Date:

September 24, 2008

Time:

11:00 a.m.

The purposes of the Meeting are:

1.

To receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2007 and the auditors’ report thereon;

2.

To elect directors;

3.

To appoint auditors and authorize the directors to fix their remuneration;

4.

To consider, and if deemed advisable to adopt, a special resolution annexed as Schedule A to the Management Proxy Circular, authorizing an amendment to the Articles of the Corporation so as to change the name of the Corporation to “PC Stars Inc.”, or such other name as may be selected by the Board of Directors of the Corporation in its discretion;

5.

To consider, and if deemed advisable to adopt, a special resolution annexed as Schedule B to the Management Proxy Circular, authorizing an amendment to the Articles of the Corporation so as to consolidate the issued and outstanding common shares of the Corporation on the basis of one common share for every 23.0869 common shares issued and outstanding;

6.

To consider, and if deemed advisable to adopt, a special resolution annexed as Schedule C to the Management Proxy Circular, authorizing an amendment to the Articles of the Corporation so as to provide that meetings of shareholders may be held outside of Canada in the United States of America;

7.

To consider, and if deemed advisable to adopt, a resolution annexed as Schedule D to the Management Proxy Circular, authorizing the Corporation to proceed with the acquisition of all of the issued and outstanding securities of Baiyou Digital Technology Co. Ltd. and Silva Ford Technology Limited, all as more particularly set forth and described in the accompanying Management Proxy Circular;

8.

To consider, and if deemed advisable to adopt, a resolution annexed as Schedule E to the Management Proxy Circular, ratifying and confirming the 2006 Stock Option Plan of the Corporation; and

9.

To transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time prior to 5:00 p.m. (Montreal time) on September 23, 2008 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Montreal time) on the business day prior to the date to which the Meeting has been adjourned or postponed.

DATED at Montreal, Québec this 27th day of August, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF DYNASTY GAMING INC.

(signed) Albert Barbusci

President, Chief Executive Officer and Director

- ii -

DYNASTY GAMING INC.

MANAGEMENT PROXY CIRCULAR

Annual and Special Meeting of Shareholders to be Held on September 24, 2008

This management proxy circular (the “Circular”) and accompanying form of proxy are furnished in connection with the solicitation of proxies by and on behalf of the management of Dynasty Gaming Inc. (“We”, “Dynasty” or the “Corporation”) for use at the annual and special meeting of shareholders of the Corporation (collectively, the “Shareholders”) on September 24, 2008 (the “Meeting”) and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain terms used in this Circular can be found at pages v to viii of this Circular.

Except where otherwise indicated, the information contained in this Circular is given as of August 27, 2008.

CURRENCY

All currency amounts referred to in this Circular are expressed in Canadian dollars, unless otherwise indicated.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD LOOKING STATEMENTS

This Circular contains forward looking statements about Dynasty’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These forward looking statements can be identified by the use of terminology such as: “plan”, “expect”, “believe”, “anticipate”, “foresee”, “should”, “intend”, “will”, “may”, “suspect”, “estimate”, “outlook”, “continue”, “project” and similar expressions concerning matters that are not historical facts. These statements are based on certain factors and assumptions including, but not limited to, market trends, competitive activities, market acceptance of new products, expected growth, regulatory requirements, foreign exchange rates, the economic environment and other assumptions, which we believe are reasonable and based on currently available information. Forward looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which could cause actual results to differ materially from those anticipated in these forward looking statements. In light of these risks, which are inherent in forward looking statements, readers are cautioned not to place undue reliance on these forward looking statements. Furthermore, the forward looking statements contained in this Circular are made as of the date of this Circular. Unless otherwise required by applicable law, Dynasty does not undertake any obligation to update or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONTAINED IN THIS CIRCULAR

No person has been authorized to give information or to make any representations in connection with the Transaction other than those contained or incorporated by reference in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the matters to be considered at the Meeting or be considered to have been authorized by Dynasty.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

- iii -

TABLE OF CONTENTS

Currency

iii

Cautionary Statement With Respect to Forward Looking Statements

iii

Information Contained in this Circular

iii

Glossary of Terms

v

“Associate” when used to indicate a relationship with a Person, means

v

Summary

1

Solicitation of Proxies and Voting at the Meeting

6

Election of Directors

8

Compensation of Directors and Officers

10

Securities Authorized for Issuance Under Equity Compensation Plans

12

Indebtedness of Directors and Officers

12

Appointment of Auditors

12

Amendment to Articles of Incorporation

12

Approval of the Transaction

14

Ratification and Confirmation of the 2006 Stock Option Plan

14

Audit Committee

14

Corporate Governance

16

Interests of Informed Persons in Material Transactions

16

Management Contracts

16

Other Matters

16

Shareholder Proposals

16

Information Concerning Dynasty Gaming Inc.

17

Information Concerning Baiyou Digital Technology Co., Ltd.

32

Information Concerning Silva Ford Technology Limited

38

Information Concerning the Resulting Issuer

47

General Maters

86

Risk Factors

86

Additional Information

96

Approval of Directors

96

Certificate of Dynasty Gaming Inc.

97

Certificate of Baiyou Digital Technology Co., Ltd.

98

Certificate of Silva Ford Technology Limited

99

Auditors’ Consents

100

Schedule A

A-1

Schedule B

B-1

Schedule C

C-1

Schedule D

D-1

Schedule E

E-1

Schedule F

F-1

Schedule G

G-1

Schedule H

H-1

Schedule I

I-1

Schedule J

J-1

Schedule K

K-1

Schedule L

L-1

Schedule M

M-1

- iv -

GLOSSARY OF TERMS

In this Circular, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

“2006 Plan” means the Corporation’s stock option plan established in August 2006.

“Affiliate” means a Company that is affiliated with another Company as described below:

A Company is an “Affiliate” of another Company if:

(a)

one of them is the subsidiary of the other, or

(b)

each of them is controlled by the same Person.

A Company is “controlled” by a Person if:

(a)

voting securities of the Company are held, other than by way of security only, by or for the benefit of that Person, and

(b)

the voting securities, if voted, entitle the Person to elect a majority of the directors of the Company.

A Person beneficially owns securities that are beneficially owned by:

(a)

a Company controlled by that Person, or

(b)

an Affiliate of that Person or an Affiliate of any Company controlled by that Person.

“Applicable Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, bylaws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity or statutory body applicable to a person or its business, undertaking, property or securities.

“Associate” when used to indicate a relationship with a Person, means

(a)

an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b)

any partner of the Person,

(c)

any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity,

(d)

in the case of a Person, who is an individual:

(i)

that Person’s spouse or child, or

(ii)

any relative of the Person or of his spouse who has the same residence as that Person;

but

(e)

where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then

- v -

such determination shall be determinative of their relationships in the application of Rule D with respect to that Member firm, Member corporation or holding company.

“Baihui Software” means Beijing Baihui Digital Stars Software Co., Ltd.

“Baihui Technology” means Beijing Baihui Digital Stars Technology Co., Ltd.

“Baiyou HK” means Baiyou Digital Technology Co. Ltd.

“Baiyou Hangzhou” means Baiyou Digital Technology (Hangzhou) Co. Ltd., a Wholly Foreign-Owned Enterprise (WFOE).

“Business Day” means a day which is not a Saturday, Sunday or a day when commercial banks are not open for business in Montreal, Québec or Toronto, Ontario.

“CBCA” means the Canada Business Corporations Act, as amended.

“Circular” means, collectively, the Notice of Meeting and this management proxy circular of Dynasty including all schedules and appendices hereto, sent to the Shareholders in connection with the Meeting.

“Common Shares” means the common shares in the share capital of Dynasty as constituted on the date hereof and prior to the proposed share consolidation.

“Company” unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

“Completion Date” means the date of the Final Exchange Bulletin.

“Control Person” means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

“Corporation” or “Dynasty” means Dynasty Gaming Inc., together with its subsidiaries.

“CPA” means Certified Public Accountant.

“CRT” means CRT Capital Group LLC, the placement agent for the Offering.

“DAFC” means director of accounting and financial controls.

“DNY BVI” means DNY (BVI) Limited, a subsidiary of the Corporation.

“East Wealth” means East Wealth Technology Limited, a subsidiary of Silva Ford.

“Exchange” means the TSX Venture Exchange Inc.

“Final Exchange Bulletin” means the bulletin issued by the Exchange following closing of the Transaction and the submission of all required documentation that evidences the final Exchange acceptance of the Transaction.

“GAAP” means generally accepted accounting principles.

“GameOcean” or “Guangzhou GameOcean” mean Guangzhou GameOcean Digital Network Co., Ltd.

“Guangzhou Xinfanlian” means Guangzhou Xinfanlian Digital Technology Co., Ltd.

- vi -

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing, or (c) any self-regulatory authority or stock exchange, (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Insider” if used in relation to an issuer, means:

(a)

a director or senior officer of the issuer;

(b)

a director or senior officer of the Company that is an insider or subsidiary of the issuer;

(c)

a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d)

the issuer itself if it holds any of its own securities.

“LOI” means the letter of intent dated July 10, 2008 between Dynasty and Sky Gain.

“Meeting” means the special meeting of Shareholders to be held to consider and vote on the Transaction.

“Meeting Date” means September 24, 2008 or such subsequent date approved by the parties to the Transaction.

“MMOGs” means Massively Multiplayer Online Games.

“MMORPGs” means Massively Multiplayer Online Role Playing Games.

“NI 54-101” means National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer.

“Notice of Meeting” means the notice to Shareholders of the Meeting.

“Non Arm’s Length Party” means in relation to a Company, a promoter, officer, director, other Insider or Control Person of that Company (including an issuer) and any Associates or Affiliates of any of such Persons. In relation to an individual, means any Associate of the individual or any Company of which the individual is a promoter, officer, director, Insider or Control Person.

“Offering” means the private placement of a minimum of 6,000,000 Units at a price of US$5.00 per unit, for gross proceeds to Dynasty of US$30,000,000.

“PC Stars” means PC Stars Inc., the Resulting Issuer upon the completion of the Transaction.

“PC Stars Shares” means the common shares in the share capital of PC Stars (formerly Dynasty), on a post-consolidation and post-Transaction basis, as well as the common shares comprised in the Units to be distributed pursuant to the Offering.

“PC Stars Warrants” means the common share purchase warrants comprised in the Units to be distributed pursuant to the Offering. Each PC Stars Warrant will enable the holder thereof to acquire one-half of a PC Stars Share at a price of US$6.00 per share for a period of four years from the closing of the Offering.

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited liability company, unlimited liability company, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator, or other legal personal representative, regulatory body or agency, government entity, however designated or constituted.

- vii -

“Record Date” means August 22, 2008.

“Resulting Issuer” means the issuer existing on the Completion Date to be named “PC Stars Inc.”.

“SEGA” means SEGA Corporation of Japan.

“Share Exchange Agreement” means the share exchange agreement dated as of August 20, 2008 between Dynasty and Sky Gain, the shareholder of Baiyou HK and Silva Ford relating to the Transaction.

“Silva Ford” means Silva Ford Technology Limited, together with its subsidiaries.

“Sky Gain” means Sky Gain Holdings Limited.

“Transaction” means the share exchange pursuant to which Baiyou HK and Silva Ford will become wholly-owned subsidiaries of Dynasty.

“Units” means the units of PC Stars being offered pursuant to the Offering.

“VIE” means a variable interest entity.

- viii -

SUMMARY

The following is a summary of information relating to Dynasty, Baiyou HK, Silva Ford and the Resulting Issuer (assuming completion of the Transaction) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular. Reference is made to the Glossary of Terms for the definitions of certain abbreviations and terms used in this Circular and in this summary.

Information Concerning the Meeting

The Meeting will be held in Montreal at the Hotel InterContinental Montreal, 360 St-Antoine Street West, Montreal, Québec in the Saint-Gabriel Room at 11:00 a.m. (Montreal Time) on September 24, 2008. The purpose of the Meeting is to consider and vote on:  (i) the election of directors; (ii) the appointment of auditors; (iii) the special resolution authorizing an amendment to the Articles of the Corporation so as to change the name of the Corporation to “PC Stars Inc.”; (iv) the special resolution authorizing an amendment to the Articles of the Corporation so as to consolidate the issued and outstanding common shares of the Corporation on the basis of one common share for every 23.0869 common shares issued and outstanding; (v) the special resolution authorizing an amendment to the articles of the Corporation so as to provide that meetings of shareholders may be held outside of Canada in the United States of America; (vi) the resolution authorizing the Corporation to proceed with the acquisition of all of the issued and outstanding securities of Baiyou Digital Technology Co. Ltd. and Silva Ford Technology Limited; (vii) the resolution ratifying and confirming the 2006 Stock Option Plan of the Corporation; and (viii) such other business as may properly come before the Meeting.

Dynasty Gaming Inc.

Incorporated in 1994, Dynasty is a Montreal-based corporation the principal business of which is to acquire and manage operating companies that can make a significant contribution to the development of Internet-based services. Prior to the proposed Transaction, Dynasty, through its operating subsidiaries, has been engaged in the development and marketing of mahjong gaming software. The acquisition of Baiyou Digital Technology Co. Ltd. (“Baiyou HK”) and Silva Ford Technology Limited (“Silva Ford”) is intended to be the Corporation’s first step toward realizing the significant strategic opportunities and economic benefits associated with a more comprehensive e-commerce distribution strategy in the People’s Republic of China (“PRC” or “China”). See “Information Concerning Dynasty Gaming Inc.”

Baiyou HK

Baiyou HK is a private company incorporated in Hong Kong on March 27, 2008. Baiyou owns a wholly-foreign-owned enterprise (“WFOE”) registered in Hangzhou, Baiyou Digital Technology (Hangzhou) Co., Ltd. (“Baiyou Hangzhou”), and which was incorporated under the laws of the PRC on June 13, 2008. Baiyou Hangzhou has entered into Two-Party Agreements with each of Guangzhou Xinfanlian Digital Technology Co. Ltd. (“Guangzhou Xinfanlian”) and Guanzhou GameOcean Digital Network Co. Ltd. (“Guangzhou GameOcean” or “GameOcean”), which govern the businesses related to the distribution of prepaid game cards and the development and operation of online games. Guangzhou Xinfanlian and Guangzhou GameOcean are private companies incorporated in the PRC. See “Information Concerning Baiyou Digital Technology Co. Ltd.”

Silva Ford Technology Limited

Silva Ford is a private company incorporated in the British Virgin Islands on January 2, 2007. A holding company, Silva Ford owns a private company, East Wealth Technonology Limited (“East Wealth”), which was incorporated in Hong Kong on December 13, 2007. East Wealth in turn owns a 70% interest in Beijing Baihui Digital Stars Technology Co., Ltd. (“Baihui Technology”), a leading Chinese online software distributor. Baihui Technology is a private company incorporated in the PRC. See “Information Concerning Silva Ford Technology Limited.”

Proposed Transaction

Pursuant to the terms and subject to the conditions precedent of an agreement dated as of August 20, 2008 (the “Share Exchange Agreement”), Dynasty has agreed to purchase, and Sky Gain Holdings Limited (“Sky Gain”), the sole shareholder of each of Baiyou HK and Silva Ford, has agreed to sell to Dynasty, all of the issued and outstanding shares in the share capital of Baiyou HK (the “Baiyou Shares”) and all of the issued and outstanding shares in the share capital of Silva Ford (the “Silva Shares”), respectively (the “Transaction”). The consideration payable for the Baiyou Shares will be $10,000,000, to be satisfied by the issuance of 2,000,000 PC Stars Shares at a deemed issue price of $5.00 per share, as well as an earn-out whereby 9,200,000 additional shares of PC Stars may be issued to Sky Gain based on a multiple of net income for the period starting on January 1, 2009 and ending on December 31, 2009. The consideration payable for the Silva Shares will be $49,000,000, to be satisfied by the issuance of 9,800,000 PC Stars Shares at a deemed issue price of $5.00 per share. The Share Exchange Agreement was negotiated at arm’s length between Dynasty and Sky Gain. Closing of the Transaction is expected to take place within seven business days of receipt of all necessary regulatory and shareholder approvals.

Holders of Common Shares of Dynasty are being asked to approve the proposed acquisition of Baiyou HK and Silva Ford by approving: (i) the special resolution authorizing an amendment to the Articles of the Corporation so as to change the name of the Corporation to “PC Stars Inc.”; (ii) the special resolution authorizing an amendment to the Articles of the Corporation so as to consolidate the issued and outstanding common shares of the Corporation on the basis of one common share for every 23.0869 common shares issued and outstanding; and (iii) the resolution authorizing the Corporation to proceed with the acquisition of all of the issued and outstanding securities of Baiyou HK and Silva Ford, namely the Transaction.

Concurrent with, and as a condition of, the closing of the Transaction, PC Stars will complete a private placement of 6,000,000 units of PC Stars (the “Units”) at a price of US$5.00 per Unit to eligible investors resident in the United States of America, for aggregate gross proceeds to PC Stars of US$30,000,000 (the “Offering”). Each Unit will be comprised of one PC Stars Share and one-half of a PC Stars Share purchase warrant (collectively, the “PC Stars Warrants”), with each whole PC Stars Warrant entitling the holder thereof to acquire one additional PC Stars Share at an exercise price of US$6.00 for a period of four years from the closing of the Offering. In connection with the Offering, Dynasty has engaged CRT Capital Group LLC (“CRT”) to act as the exclusive placement agent for the Offering. In connection with the closing of the Offering, CRT will receive (i) a cash fee equal to 7% of the aggregate gross proceeds received under the Offering and (ii) compensation warrants to purchase that number of PC Stars Shares as is equal to 7% of the total number of PC Stars Shares sold to investors in the Offering (including the PC Stars Shares issuable upon the exercise of the PC Stars Warrants) at an exercise price of US$6.00 per share. Under the terms of the Offering, Dynasty has agreed to pay to the Unit holders liquidated damages of 1% of the dollar amount of the Units sold in the Offering per month up to a maximum penalty of 10%, payable in cash, if a registration statement is not filed within 60 calendar days or declared effective within 120 calendar days, or 180 calendar days if the registration statement is subject to review and comment by the United States Securities and Exchange Commission of the closing date to qualify for distribution in the United States the PC Stars Shares issuable under the Unit and the PC Stars Warrants.

PC Stars Inc. – the Resulting Issuer

Subject to receipt of regulatory and shareholder approval, Dynasty will be renamed “PC Stars Inc.” (“PC Stars” or the “Resulting Issuer”). Upon completion of the Transaction and the Offering, PC Stars will own all of the issued and outstanding shares of Baiyou HK and Silva Ford, and the combined businesses of Baiyou HK and Silva Ford, and their respective subsidiaries, as described in this Circular will constitute all of the operations of the Resulting Issuer.

The Transaction constitutes an arm’s length transaction under the policies of the Exchange as no Non Arm’s Length party to Dynasty, Baiyou HK, Silva Ford or their Associates or Affiliates holds any interest in the other party nor has or will any such party receive any benefit or compensation from such other party as a result of the completion of the Transaction.

The net proceeds of the Offering will be used to fund the Resulting Issuer’s expansion plans as described herein, namely:

(a)

to make licensing payments to SEGA for the exclusive rights to operate and distribute four online games in China;

(b)

to fund growth and expansion of PC Stars’ software and game card distribution businesses;

(c)

to expand sales and marketing efforts relating to the Corporation’s online games;

(d)

for working capital and general corporate purposes; and

(e)

to pay fees and expenses related to the Offering.

The table set forth below details the sources and uses of the proceeds of the Offering.

Sources and Uses
(US$ in thousands)

Sources		Uses

Sale of Units	$30,000	▪ SEGA licensing fees	$14,000

▪

Growth and expansion of software and game card distribution businesses

▪

Expansion sales and marketing efforts related to online games

▪

General corporate purposes

▪

Fees and expenses related to Offering

			10,000 2,000 1,400 2,600
Total Sources	$30,000	Total Uses	$30,000

See “Information Concerning the Resulting Issuer - Available Funds and Principal Purposes”.

Immediately following the Transaction and the Offering, it is expected that the Resulting Issuer will have 21,800,000 shares outstanding of which: (i) Sky Gain will hold an aggregate of 11,800,000 PC Stars Shares (representing 54.1% of all of the issued and oustanding PC Stars Shares or 45.1% of all of the issued and outstanding PC Stars Shares calculated on a fully diluted basis) or 21,000,000 PC Stars Shares taking into account the maximum amount of PC Stars Shares that can be issued under the earn-out provision contained in the Share Exchange Agreement (representing 67.7% of all of the issued and oustanding PC Stars Shares or representing 59.4% of all of the issued and oustanding PC Stars Shares calculated on a fully diluted basis); (ii) the current shareholders of Dynasty will hold an aggregate of 4,000,000 PC Stars Shares (representing 18.4% of all of the issued and oustanding PC Stars Shares) or 4,730,069 PC Stars Shares calculated on a fully diluted basis (representing 18.1% of all of the issued and oustanding PC Stars Shares or 13.4% of all the issued and outstanding PC Stars Shares taking into account the maximum number of PC Stars Shares issuable under the earn-out provision of the Share Exchange Agreement); (iii) the subscribers pursuant to the Offering will hold 6,000,000 PC Stars Shares (representing 27.5% of all of the issued and oustanding PC Stars Shares or 17% of all the issued and outstanding PC Stars Shares taking into account the maximum number of PC Stars Shares issuable under the earn-out provision of the Share Exchange Agreement) or 9,000,000 PC Stars Shares calculated on a fully diluted basis (representing 34.4% of all the issued and outstanding PC Stars Shares calculated on a fully diluted basis or 25.45% of all of the issued and oustanding PC Stars Shares calculated on a fully diluted basis and taking into account the maximum number of PC Stars Shares issuable under the earn-out provision of the Share Exchange Agreement); and (iv) CRT pursuant to the Offering will hold warants entitling it to receive, if exercised, 630,000 PC Stars Shares (representing 2.4% of all the issued and outstanding PC Stars Shares calculated on a fully diluted basis or 1.8% of all of the issued and oustanding PC Stars Shares taking into account the maximum number of PC Stars Shares issuable under the earn-out provision of the Share Exchange Agreement). The total number of PC Stars Shares that would be outstanding subject to the maximum amount of PC Stars Shares that can be issued under the earn-out provisions contained in the Share Exchange Agreement and calculated on a fully diluted basis is 35,360,069 PC Stars Shares.

The Board of Directors of the Resulting Issuer is expected to be composed of Mr. Albert Barbusci, Dr. Dominic K. Chan, Dr. Wilson K.C. Cho, Dr. Yat-Sang Kwong, Mr. Joseph Lau, Mr. Yue Lin and Dr. Le Song Cheng. See “Information Concerning the Resulting Issuer – Management and Directors of the Resulting Issuer”.

Selected Pro Forma Consolidated Financial Information

The following table provides selected pro forma financial information as at March 31, 2008 and should be read in conjunction with the unaudited pro forma consolidated interim balance sheet of Dynasty annexed hereto as Schedule M.

	Baihui Combined	Silva Ford	Dynasty Gaming Inc. Consolidated	GameOcean Consolidated	Pro-Forma Adjustment (a)	Pro-Forma Adjustments (b) (c)		Pro-Forma Consolidated
	($)	($)	($)	($)	($)	($)		($)
ASSETS
Current assets
						(300,000)	(c)
Cash	849,663	1,246	897,357	369,900	(480,315)	27,900,000	(b)	29,237,851
Restricted cash			37,875					37,875
Accounts receivable	317,097		73,209	679	(315,235)			75,750
Other receivable	101,514			82,150	(36,070)			147,594
Due from related company				342,752	3,293,331			3,636,083
Inventory	1,224,783			730	(175,784)			1,049,729
Prepaid expenses and deposits	350,194		26,369	258,622	(280,423)			354,762
Due from shareholder				14,660				14,660
Advances to supplier	5,585,762							5,585,762
Investment held for transaction			215,565					215,565

	8,429,013	1,246	1,250,375	1,069,493	2,005,504	27,600,000		40,355,631

Deposits	439,800			696,350				1,136,150
Property and equipment	450,860		179,417	224,915	(266,789)			588,403
Intangible assets				53,753				53,753
Definite-life intangibles			6,008,000					6,008,000

	9,319,673	1,246	7,437,792	2,044,511	1,738,715	27,600,000		48,141,937

Stock Exchange Listing

The Common Shares are currently listed for trading on the Exchange under the trading symbol “DNY” and on the OTC Bulletin Board under the symbol “DYNFF.” There is no public market for the securities of either BaiYou HK or Silva Ford.

The Transaction was announced on October 19, 2007. The Common Shares commenced trading on the Exchange on December 9, 2005 and on the OTCBB on February 16, 2007. On October 16, 2007, the last day on which Common Shares traded prior to the filing of this Circular, the closing price of the Common Shares on the Exchange was $0.205.

On August 27, 2008, the Exchange conditionally accepted notice of the Transaction, subject to the Resulting Issuer fulfilling all of the listing requirements set forth in their letter.

Procedure for the Transaction to Become Effective

In order for the Transaction to become effective, all conditions precedent to the Transaction as set forth in the Share Exchange Agreement must be satisfied or waived by the applicable party.

Risk Factors

In addition to the information provided in this Circular, Shareholders should consider that the business of the Resulting Issuer will be subject to risks encountered in the digital products industry, such as: competition with companies having greater resources; the regulation of the digital products and internet services industry by various levels of government; obtaining of future financing; obtaining licenses which may be required to develop and commercialize products; intellectual property risk; maintenance of contractual relationships and partnerships; and successful commercialization of the products of the Resulting Issuer. See “Risk Factors”. Shareholders should carefully consider these risk factors, together with other information included in this Circular, before deciding whether or not to approve the Transaction.

SOLICITATION OF PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation by the management of the Corporation of proxies to be used at the Special Meeting of Shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, facsimile, e-mail or in person. The total cost of solicitation of proxies will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed forms of proxy are directors and officers of the Corporation. Each Shareholder has the right to appoint as his or her proxy a person, who need not be a Shareholder, other than those whose names are printed on the accompanying form of proxy. A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. on the last Business Day preceding the day of the Meeting or with the Secretary of the Corporation before the commencement of the Meeting or at any adjournment thereof.

Exercise of Discretion by Proxies

Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted for: (i) the election of directors; (ii) the appointment of auditors; (iii) the special resolution authorizing an amendment to the Articles of the Corporation so as to change the name of the Corporation to “PC Stars Inc.”; (iv) the special resolution authorizing an amendment to the Articles of the Corporation so as to consolidate the issued and outstanding common shares of the Corporation on the basis of one common share for every 23.0869 common shares issued and outstanding; (v) the special resolution authorizing an amendment to the Articles of the Corporation so as to provide that meetings of shareholders may be held outside of Canada in the the United States of America; (vi) the resolution authorizing the Corporation to proceed with the acquisition of all of the issued and outstanding securities of Baiyou Digital Technology Co., Ltd. and Silva Ford Technology Limited; and (vii) the resolution ratifying and confirming the 2006 Stock Option Plan of the Corporation. Instructions with respect to voting will be followed by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

Record Date and Voting Securities

Dynasty has fixed the Record Date for the Meeting to be the close of business on August 22, 2008. The authorized share capital of the Corporation consists of an unlimited number of common shares, of which 92,347,574 common shares are currently issued and outstanding. Each common share entitles the holder thereof to one vote per share on a ballot at the Meeting in respect of the matters to be considered.

Pursuant to the CBCA, the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of Shareholders entitled to receive notice of the Meeting that shows the number of common shares held by each Shareholder. A Shareholder whose name appears on the list referred to above will be entitled to receive notice of, to attend and to vote the common shares shown opposite his or her name, at the Meeting on the basis of one vote for each share held. The list of Shareholders will be available for inspection during normal business hours at the head office of the Corporation, 759 Square Victoria, Suite 100, Montreal, Québec H2Y 2J7 and at the Meeting.

Voting – Advice to Beneficial Holders of Dynasty Common Shares

The information set forth in this section should be reviewed carefully by the non-registered Shareholders. Shareholders who do not hold their common shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Shareholders who appear on the records maintained by Computershare as registered holders of Dynasty common shares will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, those shares will, in all likelihood, not be registered in the Shareholder’s name. Such common shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Beneficial Shareholders. Without specific instructions, brokers and their agents and nominees are prohibited from voting the common shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

NI 54-101 of the Canadian Securities Administrators requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of the Meeting. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered Shareholders. However, its purpose is limited to instructing the Registered Holder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadbridge Financial Solutions, Inc. (“Broadbridge”) in Canada. Broadbridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadbridge, or otherwise communicate voting instructions to Broadbridge (by way of the internet or telephone, for example). Broadbridge then tabulates the results of all instructions received and provides appropriate instructions respecting the common shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadbridge voting instruction form cannot use that form to vote Dynasty common shares directly at the Meeting. The voting instruction forms must be returned to Broadbridge (or instructions respecting the voting of common shares must otherwise be communicated to Broadbridge) well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker (or an agent of such broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Holder and vote the shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the proxy form provided to them by their broker (or the broker’s agent) and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or the broker’s agent).

In all cases, Beneficial Shareholders should carefully follow the instructions of their intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Principal Holders of Voting Securities

To the knowledge of the Corporation’s directors and executive officers, the following table sets out as at August 27, 2008, the names of those persons who beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the votes attached to all the outstanding common shares.

Name of Shareholder	Number and Class of Securities	Percentage of Class
Albert Barbusci (1). Beaconsfield, Québec, Canada	13,473,000 common shares	14.6%
CDS & Co. (2). Toronto, Ontario	52,080,107 common shares	56.4%
CEDE & Co. (2). New York, New York, U.S.A.	18,195,455 common shares	19.7%

_______________

(1)

These shares are owned directly by Mr. Albert Barbusci or through Cadence Holdings Inc., a company owned or controlled by Mr. Barbusci.

(2)

Dynasty is not aware of the beneficial owners of the common shares held by the financial intermediary.

ELECTION OF DIRECTORS

The Board currently consists of three directors. The persons named in the enclosed form of proxy intend to vote for the election of the six nominees whose names are set forth below. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause. It is expected that all of the directors, with the exception of Messrs. Barbusci and Lau, will resign upon completion of the Corporation’s Transaction with Baiyou HK and Silva Ford.

The following table sets out the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Corporation now held by such person, his municipality of residence and principal occupation, the year in which such person became a director of the Corporation, and the number of common shares of the Corporation that such person has advised are beneficially owned or over which control or direction is exercised by such person as at the date indicated below.

Name, municipality of residence and position with the Corporation	Principal Occupation	First Year as a director	Number of Common Shares Beneficially Owned or Controlled
Albert Barbusci(1) Beaconsfiled, Québec, Canada President, Chief Executive Officer and Direcor	President and Chief Executive Officer of the Corporation	2001	13,473,000
Kiyoshi Eguchi(1) Tokyo, Japan Director	Retired businessman and resident of Japan. Formerly a Senior Executive with Dentsu Hong Kong, Dentsu U.S.A. and DCA Advertising, all wholly-owned subsidiaries of Dentsu Inc. of Japan.	2005	Nil
Joseph Lau(1) Tsimshatsui, Hong Kong Director	Managing Director of Guardian Partners Limited of Hong Kong, a strategic investment unit of SavillsGuardian, which is owned by Savills Group PLC.	2006	Nil

Name, municipality of residence and position with the Corporation	Principal Occupation	First Year as a director	Number of Common Shares Beneficially Owned or Controlled
Robert Lupacchino Savannah, Georgia, U.S.A. Chief Financial Officer	Chief Financial Officer of the Corporation and President of Stratacon LLC, a company providing business consulting services.	__	Nil
Dominic Chan Marina Del Rey, California, USA	Chairman and Chief Executive Officer of Univessence Digital Studios, Ltd.	__	Nil
Yat-Sang Kwong Toronto, Ontario, Canada	Chief Technology Officer of Helpswitch Canada	__	Nil

_______________

(1)

Member of the audit committee. The Corporation has no executive committee.

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction is not within the knowledge of the Corporation and has been furnished by the respective nominees individually. The Corporation does not have an Executive Committee of the Board of Directors.

Except as disclosed in the above table, during the last five years, the foregoing nominees for election as director have been engaged in their current principal occupations or in other capacities with the companies or firms indicated opposite their names or with related or affiliated companies.

To the knowledge of management, none of the foregoing nominees for election as a director of the Corporation:

(a)

is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)

is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

None of the foregoing nominees for election as director of the Corporation has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets out all annual and long-term compensation for services in all capacities to the Corporation for the fiscal years ended December 31, 2007, 2006 and 2005 of the President and Chief Executive Officer, and the Chief Financial Officer of the Corporation (collectively, the “Named Executive Officers”). There are no other executive officers.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted /SARs (#)	Restricted Shares or Restricted Share Units ($)	Long-Term Incentive Plan Payouts ($)	All other Compen-sation ($)
Albert	2007	Nil	Nil	250,400(3)	900,000	Nil	Nil	Nil
Barbusci	2006	Nil	Nil	225,000(3)	90,000	Nil	Nil	Nil
President and Chief Executive Officer (1)	2005	Nil	Nil	147,800(3)	Nil	Nil	Nil	Nil

Robert Lupacchino, Chief Financial Officer (2)	2007	Nil	Nil	63,972(4)	150,000	Nil	Nil	Nil

Mark	2007	88,462	Nil	43,667	Nil	Nil	Nil	Nil
Billings Chief Financial Officer (5)	2006	94,143	Nil	Nil	700,000	Nil	Nil	Nil

_______________

(1)

Mr. Barbusci was appointed President on December 22, 2004.

(2)

Mr. Lupacchino was appointed CFO of the Corporation on August 1, 2007.

(3)

Payment of $225,000 was made to a company owned or controlled by Mr. Barbusci for management fees. $23,400 represents a benefit from the grant of stock options. $2,000 represents director’s fees.

(4)

Payment of $63,972 was made to a company owned or controlled by Mr. Lupacchino.

(5)

Mr. Mark Billings was appointed CFO on March 6, 2006 and resigned on July 27, 2007.

Option Grants During the Most Recently Completed Fiscal Year

The following table sets out the details of all grants of options to the Named Executive Officers during the fiscal year ended December 31, 2007.

Name	Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value on Date of Grant	Expiration Date
Albert Barbusci	900,000	56.96%	$0.25	$0.185	October 2012
Robert Lupacchino	150,000	9.49%	$0.25	$0.185	October 2012

The foregoing options were granted under the Corporation’s stock option plan established in August 2006 (the “2006 Plan”). Under the 2006 Plan, the Board of Directors of the Corporation may grant options to employees, officers and directors of, and consultants to, the Corporation and any of its subsidiaries, provided that the total number of shares issued under the 2006 Plan does not exceed 10% of the number of issued and outstanding Common Shares of the Corporation from time-to-time. The exercise price of the options is determined by the Board of Directors at the time the options are granted, but cannot be less than the closing price of the Corporation’s Common Shares on the trading day immediately preceding the day on which the option is granted or, if the shares did not trade on such day, the average of the closing bid and asked prices on the day immediately preceding the day on which the option is granted. The options are not transferable and must be exercised no later than five years after the date of grant. Under the 2006 Plan, if an optionee dies, any option held by the optionee may be exercised for a period of one year after the date of death. If an optionee ceases to be eligible under the 2006 Plan for any reason other than death, any option held by the optionee may be exercised for a period of 90 days after such termination.

Option Exercises in Last Fiscal Year and Fiscal Year End Option Value

No stock options were exercised by the Named Executive Officers during the fiscal year ended December 31, 2007. The following table sets out the value of options held by the Named Executive Officers at fiscal year end.

	Shares Acquired on Exercise	Value Realized ($)	Number of Unexercised Options at Fiscal Year End Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at Fiscal Year End Exercisable / Unexercisable ($)(1)
Albert Barbusci	—	—	990,000 / —	— / —
Robert Lupacchino	—	—	150,000 / —	— / —

____________________

(1)

The value of unexercised “in-the-money” options is calculated using the closing price of the Common Shares on the Exchange on October 16, 2007, the last day on which the Common Shares traded ($0.205) less the respective exercise prices of the options.

Compensation of Directors

The Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors, except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange and the payment of $1,000 to each director for each meeting of the Board of Directors attended.

During the fiscal year ended December 31, 2007, the Corporation did not pay any cash remuneration to its directors for their services in such capacity. The Corporation granted options in respect of an aggregate of 390,000 common shares to three directors during the fiscal year ended December 31, 2007, all at an exercise price of $0.25.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain details as at December 31, 2007, the end of the Corporation’s last fiscal year, with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under the Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans previously approved by shareholders	5,588,367 options	$0.52	3,646,390
Equity compensation plans not previously approved by shareholders	Nil	Nil	Nil

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at December 31, 2007, none of the executive officers, directors, employees or former executive officers, directors or employees of the Corporation was indebted to the Corporation or a subsidiary of the Corporation in connection with a purchase of securities or for any other matter, other than advances of a non-material nature.

During the fiscal year ended December 31, 2007, none of the executive officers or directors of the Corporation, proposed nominees for election as a director of the Corporation, or any associate of the foregoing was indebted to the Corporation or any subsidiary of the Corporation for a material amount.

APPOINTMENT OF AUDITORS

Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of Horwath Leebosh Appel LLP, Chartered Accountants, as the auditors of the Corporation until the next annual meeting of shareholders. It is proposed that the remuneration to be paid to the auditors of the Corporation be fixed by the board of directors of the Corporation.

AMENDMENT TO ARTICLES OF INCORPORATION

The Share Exchange Agreement contemplates, among other things: (a) a change of the name of the Corporation; and (b) a consolidation of the Corporation’s issued and outstanding Common Shares. Furthermore, and as a result of the closing of the Transaction and concurrent Offering, the Resulting Issuer will have a significant number of shares held by persons resident in the PRC and the United States of America. In light of the foregoing, the Board of Directors would like to have the possibility of calling and holding future meetings of shareholders in the United States of America. Each of these matters requires an amendment to the Corporation’s Articles. At the Meeting, Shareholders will be asked to consider, and if deemed appropriate to adopt, three special resolutions to effect the foregoing amendments to the Corporation’s Articles. In the event that Shareholders approve one or more of the proposed amendments to the Articles and the Transaction is not completed, the Corporation will not proceed with such amendments.

Change of Corporate Name

One of the conditions to the Transaction is that the Corporation take all the necessary steps to enable the Corporation to change its name to “PC Stars Inc.” in connection with the closing of the Transaction, so that the corporate name reflects the business to be carried on by the Corporation after the Transaction. Accordingly, Shareholders will be asked to approve a special resolution in the form annexed hereto as Schedule A (“Special Resolution A”), authorizing an amendment to the Articles of the Corporation so as to change the name of the Corporation to “PC Stars Inc.”, or such other name as may be selected by the Board of Directors in its discretion. In order to be adopted, Special Resolution A must be approved by at least two-thirds of the votes cast by the holders of the Common Shares, either present in person or represented by proxy at the Meeting.

If Special Resolution A is adopted by the Shareholders, Articles of Amendment will be filed immediately prior to the closing of the Transaction. If for any reason the Transaction is not completed, Articles of Amendment will not be filed. Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote FOR Special Resolution A. The amendment of the Articles will not have any effect on the operations of the Corporation.

Consolidation of the Issued and Outstanding Common Shares

At present, there are 92,347,574 Common Shares of the Corporation issued and outstanding. In light of the significant number of Common Shares to be issued by the Corporation in connection with the Transaction and the concurrent Offering, the Corporation considers it advisable to consolidate the issued and outstanding Common Shares prior to the closing of the Transaction and the concurrent Offering, and to issue Common Shares to the shareholders of Baiyou HK and Silva Ford on a post-consolidation basis. For greater certainty, the Common Shares distributed pursuant to the proposed concurrent Offering will also be issued on a post-consolidation basis. The Corporation considers that without such a share consolidation, it may be difficult for the Corporation to effect financings after the completion of the Transaction.

Accordingly, Shareholders will be asked to approve a special resolution in the form annexed hereto as Schedule B (“Special Resolution B”), authorizing an amendment to the Articles of the Corporation so as to consolidate the issued and outstanding Common Shares of the Corporation on the basis of one new common share for every 23.0869 Common Shares issued and outstanding immediately before the Transaction. In order to be adopted, Special Resolution B must be approved by at least two-thirds of the votes cast by the holders of the Common Shares, either present in person or represented by proxy at the Meeting.

Non-registered shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have various procedures for processing the share consolidation. If a shareholder holds Common Shares with such a bank, broker or other nominee and has any questions in this regard, the shareholder is encouraged to contact its nominee. No fractional shares will be issued upon the consolidation of the Common Shares. If as a result of the share consolidation a shareholder becomes entitled to a fractional Common Share, such fraction will be rounded down to the nearest whole number.

If Special Resolution B is adopted by the Shareholders, Articles of Amendment will be filed immediately prior to the closing of the Transaction and concurrent Offering. If for any reason the Transaction is not completed, Articles of Amendment will not be filed. Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote FOR Special Resolution B. The amendment of the Articles will not have any effect on the operations of the Corporation, other than as noted above with respect to future financings.

Holding of Meetings of Shareholders in the United States of America

As a result of the closing of the Transaction and concurrent Offering, the Resulting Issuer will have a significant number of shares held by persons resident in the PRC and the United States of America. In light of the foregoing, and as permitted by subsection 132(2) of the CBCA, the Board of Directors would like to have the possibility of calling and holding future meetings of shareholders outside of Canada in the United States of America. Accordingly, Shareholders will be asked to approve a special resolution in the form annexed hereto as Schedule C (“Special Resolution C”), authorizing an amendment to the Articles of the Corporation so as to provide that meetings of shareholders may be held outside of Canada in the United States of America. In order to be adopted, Special Resolution C must be approved by at least two-thirds of the votes cast by the holders of the Common Shares, either present in person or represented by proxy at the Meeting.

If Special Resolution C is adopted by the Shareholders, Articles of Amendment will be filed after the closing of the Transaction. If for any reason the Transaction is not completed, Articles of Amendment will not be filed. Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote FOR Special Resolution C. The amendment of the Articles will not have any effect on the operations of the Corporation.

APPROVAL OF THE TRANSACTION

The provisions of the Share Exchange Agreement, the proposed Transaction and concurrent Offering are the result of arm’s length negotiations among representatives of Dynasty, Baiyou HK and Silva Ford and their respective legal and financial advisors. Since the proposed Transaction constitutes a “reverse take-over” pursuant to Exchange Policy 5.2, Dynasty must obtain Shareholder approval of the Transaction even though the Transaction is not a Non Arm’s Length Transaction. Accordingly, shareholders will be asked to approve a resolution in the form annexed hereto as Schedule D (“Resolution D”), authorizing the Corporation to proceed with the acquisition of all of the issued and outstanding securities of Baiyou HK and Silva Ford. In order to be adopted, Resolution D must be approved by a majority of the votes cast by the holders of the Common Shares, either present in person or represented by proxy at the Meeting. Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote FOR Resolution D.

RATIFICATION AND CONFIRMATION OF THE 2006 STOCK OPTION PLAN

The 2006 Plan was adopted by the Board of Directors of the Corporation on August 31, 2006 and approved by the Shareholders at an annual meeting held on October 6, 2006. A copy of the 2006 Plan is annexed hereto as Schedule F. Under the 2006 Plan, the Corporation may grant options to acquire a maximum number of Common Shares equal to 10% of the total number of issued and outstanding Common Shares of the Corporation from time-to-time. The number of Common Shares which may be reserved under the 2006 Plan automatically increases or decreases as the number of issued and outstanding Common Shares of the Corporation increases or decreases. This is known as a “rolling” stock option plan.

Under the rules of the Exchange, a “rolling” stock option plan must receive shareholder approval yearly, at the annual meeting of shareholders. Accordingly, Shareholders will be asked to adopt a resolution in the form annexed hereto as Schedule E (“Resolution E”), ratifying and confirming the 2006 Plan. In order to be adopted, Resolution E must be approved by a majority of the votes cast by the holders of the Common Shares, either present in person or represented by proxy at the Meeting. Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote FOR Resolution E.

AUDIT COMMITTEE

The charter of the Corporation’s audit committee and the other information required to be disclosed by Form 52-110F2 is attached to this Circular as Schedule G.

Financial Reporting of the Corporation

The following is the proposed measures and methodology to be used by the Corporation once the proposed Transaction with Sky Gain is closed to ensure the production in time of the Resulting Issuer’s consolidated financial statements:

(a)

The finance teams of each of Baiyou HK, Baiyou Hangzhou, GameOcean, East Wealth and Baihui Technology will assemble their respective financial statements and send them to a local CPA firm based in Beijing, China, that will be engaged by the Corporation to translate and format the statements according to Canadian GAAP.

(b)

The financial statements will then be forwarded to the Corporation’s finance team in Montreal, Québec, and to an auditing firm based in Hong Kong, which is an affiliate of the Corporation’s auditor. The Hong Kong auditing firm will dispatch its field audit team in China.

(c)

Upon completion of the field audit or review, the Hong Kong auditing firm will communicate its findings to the Chinese entity finance teams as well as the Corporation’s finance team in Montreal, Québec

(d)

The Corporation’s finance team in Montreal, Québec, will then instruct the local Chinese CPA firm to make the appropriate adjustments to the financial statements and transmit the adjusted financial statements back to the Corporation’s auditors in Montreal, Québec and its Hong Kong affiliate.

(e)

Following its review, the Hong Kong affiliate auditing firm will forward adjusted statements to the Corporation’s auditors in Montreal, Québec for a group review.

(f)

The Corporation finance team in Montreal, Québec, will then make final adjustments based on recommendations from its auditors and will distribute the consolidated statements for review and approval by the respective China entity executives and directors as well as the Corporation’s Audit Committee which will be comprised of Joseph Lau who is based in Hong Kong, Dr. Dominic Chan, the proposed Chairman of the Corporation’s Audit Committee and Dr. Yat-Sang Kwong.

In addition to the above described measures and methodology, the executive officers of the contract partners, Xinfanlian and GameOcean, and of their respective parent companies have all entered into undertakings in favor of the Corporation, to: (i) grant access to the Corporation to their respective financial statements; (ii) cooperate fully in the preparation of financial statements of the Corporation; and (iii) inform the Corporation of any material changes within their respective organizations. A copy of the undertakings is attached to the Corporation’s Audit Committee Charter included in Schedule G.

In addition, prior to the closing of the proposed Transaction, the Corporation will have hired and installed a director of accounting and financial controls (“DAFC”) based in Beijing, China, who will be responsible for coordinating the production of all financial statements of all Chinese entities part of the Corporation’s group and ensuring compliance with the required internal controls and reporting procedures imposed by Canadian securities laws.

Chief Financial Officer

The “Office of the Chief Financial Officer” will be comprised of three individuals: Robert Lupacchino, Dolores DiRe, and an unidentified individual based in China who is presently being recruited and who will be hired by the Corporation at the time of the closing of the proposed Transaction. Together, this team of financial professionals will fulfill the requirements and competencies required of the Chief Financial Officer of a Canadian public company with operations in China. Robert Lupacchino, the current Chief Financial Officer of the Corporation, has a Masters Degree in Business Administration with a concentration in Finance. Mr. Lupacchino has in-depth knowledge and experience in financial management and has served in executive financial consulting capacities with Fortune 500 financial service companies. Having spent several years consulting the Corporation on its China strategy, Mr. Lupacchino has a strong understanding of the business environment in which most of the Corporation’s transactions are conducted and has the capability to design and apply effective internal controls over financial reporting to all transaction streams.

As Corporate Controller for the Corporation, Ms. DiRe will be responsible for preparing the quarterly and year end financial statements of the Resulting Issuer, including the consolidation of foreign transactions, in addition to accounting, payroll, budgeting, and tax administration. Ms. DiRe is a Certified General Accountant and has a Bachelors Degree in Commerce. Ms. DiRe has a strong understanding of Canadian securities laws related to financial reporting and is entirely capable of applying Canadian generally accepted accounting principles applicable to foreign transaction streams.

Prior to the end of the closing of the proposed Transaction, the Corporation will have hired a DAFC which will be based in Beijing, China, and who will be responsible for coordinating the production of all financial statements of all Chinese entities part of the Resulting Issuer’s group and ensuring compliance with the required internal controls and reporting procedures. The DAFC will be a CPA with advanced degrees, and will have the ability to speak and write English as well as Mandarin Chinese. He or she will have strong financial controls and reporting experience and credentials and will functionally report to the Chief Executive Officer of the Corporation.

CORPORATE GOVERNANCE

The Corporation’s disclosure of corporate governance practices in accordance with Form 58-101F2 is attached to this Circular as Schedule H.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, an “informed person” of the Corporation means: (a) a director or executive officer of the Corporation: (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation, if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, no informed person of the Corporation, and no associate or affiliate of any such person, at any time since January 1, 2007, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since January 1, 2007 that has materially affected the Corporation, or in any proposed transaction that could materially affect the Corporation, or in any matter to be acted upon at this Meeting.

MANAGEMENT CONTRACTS

Albert Barbusci, the Corporation’s President and Chief Executive Officer, is a party to an employment agreement with the Corporation, which continues indefinitely until terminated in accordance with its terms. The employment agreement provides, among other things, for stock options and participation in benefits and plans as provided and defined in the employment agreement. Cadence Communications Inc. (“Cadence”), a consulting company of which Mr. Barbusci is President, is also a party to a consulting agreement with the Corporation. The consulting agreement, which provides for a 5-year term beginning March 16, 2006, unless terminated beforehand, provides for an annual fee of $225,000 to be paid by the Corporation to Cadence, along with a base fee equal to 2% of the Corporation’s pre-tax profits. The Corporation may terminate the consulting agreement in the event of a breach by Cadence of the confidentiality or non-competition provisions referred to in the consulting agreement, or if Cadence continuously fails to substantially perform its duties. Cadence may terminate the consulting agreement in the event of a material breach by the Corporation, a change in control of the Corporation, or a removal or non-reappointment of Cadence’s President from any executive position or from the Board of Directors of the Corporation. In the event of termination of the consulting agreement by the Corporation, the Corpoartion shall pay Cadence any accrued but unpaid base fees and performance fees for the period up to the date of termination, any accrued but unpaid expenses, as well as any other benefits to which Cadence is entitled.

OTHER MATTERS

Management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS

The Canada Business Corporations Act (“CBCA”) provides, in effect, that a registered holder or beneficial owner of shares that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides, in effect, that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. As the notice in connection with the Meeting is dated August 11, 2008, the deadline for submitting a proposal to the Corporation in connection with the next annual meeting of shareholders is May 11, 2009.

The foregoing is a summary only; shareholders should carefully review the provisions of the CBCA relating to Proposals and consult with a legal advisor.

INFORMATION CONCERNING DYNASTY GAMING INC.

Name and Incorporation

The Corporation was incorporated under the CBCA by articles of incorporation dated August 11, 1994. By articles of amendment dated June 9, 1995, the Corporation changed its name from 3059219 Canada Inc. to Gramcorp Aggregate Inc. By articles of amendment dated March 19, 1996, the Corporation changed its name from Gramcorp Aggregate Inc. to Golden Gram Resources Inc. By articles of amendment dated March 9, 1999, the Corporation changed its name from Golden Gram Resources Inc. to Golden Gram Capital Inc. By articles of amendment dated October 15, 2001, the Corporation changed its name from Golden Gram Capital Inc. to Events International Holding Corporation. By articles of amendment dated December 5, 2005, the Corporation changed its name from Events International Holding Corporation to Dynasty Gaming Inc. On February 28, 2008, the Articles were amended so as to give the Board of Directors the right to appoint one or more additional directors in conformity with subsection 106(8) of the CBCA.

The registered and head office of Dynasty is located at Suite 100 - 759 Square Victoria, Montreal, Québec H2Y 2J7, Canada.

General Deveolpment of the Business

History of operations

The principal business of Dynasty has been to acquire and manage operating companies that can make a significant contribution to the development of Internet-based services. Prior to the proposed Transaction, Dynasty, through its operating subsidiaries, has been engaged in the development and marketing of mahjong gaming software. The acquisition of Baiyou Digital Technology Co., Ltd. (“Baiyou HK”) and Silva Ford Technology Limited (“Silva Ford”) is intended to be the Corporation’s first step toward realizing the significant strategic opportunities and economic benefits associated with a more comprehensive e-commerce distribution strategy in the PRC.

In May 2002, the Corporation, then known as Events International Holding Corporation (“EIHC”), established a new subsidiary known as MedEvents Inc., and launched its first Internet portal known as obgynevents.com, which exclusively focused on women’s health. At the time, EIHC was a world leader in the field of planning and managing world conferences for international professional medical federations. The new portal, which was managed by MedEvents, Inc., would allow EIHC to offer an online, virtual congress to a wide range of conference non-attendees.

On August 8, 2002, the shareholders approved the acquisition of CPC Econometrics Inc., a company controlled by Barry Sheehy, a shareholder of the Corporation. Following receipt of regulatory approval, the transaction was closed on August 26, 2002. The purchase price was satisfied by the issuance of 800,000 common shares of the Corporation.

Cadence Healthcare Communications Inc. was launched in October 2002 to support the business of Events International Meeting Planners Inc. (“EIMP”), which was at that time Dynasty’s primary business. Over the years, EIMP had developed important relationships with several pharmaceutical companies. These pharmaceutical companies were important exhibitors and sponsors for many of the events, organized by EIMP. It seemed a natural extension of the Corporation’s business model to form an advertising agency, with healthcare expertise to provide marketing, promotional and advertising services to both EIMP and its clients. EIMP became Cadence Healthcare’s first and most important client. The agency subsequently began to focus on the pharmaceutical industry and developed new clients from some of the EIMP contacts.

In September 2004, the Corporation, which was then known as EIHC, disposed of its EIMP business by means of a sale. EIMP was sold to Edward Polak, a former President and director of the Corporation, who had originally been part owner of EIMP prior to it being acquired by the Corporation in October 2001.

On September 19, 2005, Dynasty received regulatory approval from the Exchange to finalize the acquisition of Mahjong Mania. Mahjong Mania is a trade name used by Mahjong Systems Limited and Mahjong Development Inc., formerly known as 9143-3250 Québec Inc.

On September 21, 2005, the Corporation finalized the purchase of Mahjong Systems Limited (“MSL”) and Mahjong Development Inc. (“MDI”), collectively known as the Mahjong Mania companies. MSL is based in the Turks and Caicos Islands and licenses Internet gaming software developed by its affiliate MDI, a company based in Montreal, Québec, Canada. MSL is licensed for Internet gaming operations by the Mohawk Territory of Kahnawake, which is located outside Montreal, Québec, Canada.

The acquisition was satisfied through the issue of 9,000,000 Common Shares. The assets of MSL and MDI include the intellectual property, software and development work involving the Mahjong Mania Internet gaming software, as well as software licensing agreements. Mahjong Mania Internet gaming software is a unique technology and is considered to be the first-to-market of an aggregated multiplayer Mahjong gaming system developed for the Internet. Currently, MDI is the owner of the trademark “Mahjong Mania & Design” issued by the Canadian Intellectual Property Office.

On November 25, 2005, at the Dynasty annual and special meeting of shareholders, the Corporation’s shareholders approved a change of name for the Corporation from “Events International Holding Corporation” to “Dynasty Gaming Inc.” The primary purpose of the name change was to ensure that the Corporation’s new name would be more suitable in light of the Corporation’s newly-acquired business strategy, which was the development and marketing of our Mahjong Mania gaming software. At the meeting, Kiyoshi Eguchi, a resident of Japan and retired executive of Dentsu Inc., was elected to the board in addition to the reelection of Albert Barbusci, Linda Lemieux and David Wolk. Effective January 1, 2007, Mr. David Wolk resigned from the board of directors of Dynasty and Robert Nihon II was appointed to the board of directors. Mr. Nihon subsequently resigned from the Board of Directors in August 2007.

On September 29, 2006, Dynasty signed an agreement with CPC Canada Inc. in which the latter agreed to purchase MedEvents Inc. (“MED”), Cadence Healthcare Communications Inc. (“CHCI”) and CPC Econometrics Inc. (“CPC”) for $300,000 in cash. On October 6, 2006, the Corporation received regulatory approval from the Exchange to finalize this divestiture. The divestiture closed on December 15, 2006 at the sale price of $300,000, of which $150,000 was paid in cash and $150,000 was receivable in three equal instalments respectively on the 120th day, 240th day and 365th day following the closing date. This is a Non Arm’s Length Transaction, as these three subsidiaries were purchased by CPC Canada Inc., a company owned and controlled by Barry Sheehy, a former director of the Corporation and president of the subsidiary, CPC Econometrics.

In early 2006, Dynasty signed an agreement with Junnet for the promotion, marketing and distribution of Mahjong Mania prepaid cards throughout Junnet’s network. As a result of its relationship with Junnet, Dynasty became aware of the significant strategic opportunities and economic benefits associated with a more comprehensive e-commerce distribution strategy in the PRC. Dynasty began pursuing agreements with major companies in the PRC for the development, marketing and distribution of online games, software, and others forms of digital commerce.

In October 2007, a decision was made not to invest further in the Mahjong Mania companies and, instead, undertake an agreement with SEGA, one of the largest entertainment software developers in the world with annual games sales of over $1 billion. In this regard, on December 18, 2007, Dynasty, through its wholly-owned subsidiary, DNY (BVI) Limited (“DNY BVI”), entered into an agreement with SEGA giving Dynasty exclusive rights to operate and distribute four SEGA Massively Multiplayer Online Games (“MMOGs”) and providing the Corporation with a right of first refusal to operate and distribute all future SEGA games in China for a period of five years (the “SEGA Agreement”).

The consideration for the acquisition of its rights under the SEGA Agreement was a one-time license cost of US$14,000,000, as well as royalties based on revenues. The estimated schedule of payments for the one-time license cost was initially fixed as: (i) US$6,000,000 in 2008, and (ii) US$8,000,000 in 2009. The Corporation must also pay a running royalty for each of the four games as consideration for the license. The royalty is based upon Dynasty attaining specified sales thresholds in respect of the individual games. The SEGA Agreement was subsequently amended so as to allow the Corporation to, among other things, sublicense the rights under the agreement to additional persons and obtain an extension for the payment of certain of the license fees, which became due in June 2008. Sega also agreed to allow the Corporation to satisfy certain of the 2008 payments upon the completion of the proposed Transaction.

DNY BVI has also signed an interim Agreement of Online Game Business Operating Cooperation (the “Baiyou Agreement”) with Beijing Baiyouhuitong Net Technology Ltd. (“Baiyou”). As stipulated in the Baiyou Agreement, DNY BVI is responsible for all costs relating to marketing and operating the four SEGA games. Consistent with the Baiyou Agreement, DNY BVI has rendered, on February 20, 2008, a payment of RMB 1,423,000 ($202,350) to Baiyou as an advance against these costs. The agreement states that DNY BVI shall provide quarterly payments of approximately the same amount to Baiyou, with the next payment originally due prior to March 15, 2008. However, the amount and frequency of payments beyond February 20, 2008 shall be dictated by a definitive agreement to be concluded between both parties. As of the date hereof, the proposed definitive agreement has not yet been finalized.

Dynasty has effectively ceased the aggregate strategy relating to Mahjong Mania operations in order to pursue its new business objectives as “PC Stars Inc.” Subsequent to the closing of the Transaction, PC Stars intends to divest itself of the aggregate strategy relating to Mahjong Mania operations.

Concurrent Financing

Concurrent with, and as a condition of, the closing of the Transaction, PC Stars will complete a private placement of 6,000,000 Units of PC Stars at a price of US$5.00 per Unit to eligible investors resident in the United States of America, for aggregate gross proceeds to PC Stars of US$30,000,000 (the “Offering”). Each Unit will be comprised of one PC Stars Share and one-half of a PC Stars Warrant, with each whole PC Stars Warrant entitling the holder thereof to acquire one additional PC Stars Share at an exercise price of US$6.00 for a period of four years from the closing of the Offering. In connection with the Offering, Dynasty has engaged CRT to act as the exclusive placement agent for the Offering. In connection with the closing of the Offering, CRT will receive (i) a cash fee equal to 7% of the aggregate gross proceeds received under the Offering and (ii) compensation warrants to purchase that number of PC Stars Shares as is equal to 7% of the total number of PC Stars Shares sold to investors in the Offering (including the PC Stars Shares issuable upon the exercise of the PC Stars Warrants) at an exercise price of US$6.00 per share. Under the terms of the Offering, Dynasty has agreed to pay to the Unit holders liquidated damages of 1% of the dollar amount of the Units sold in the Offering per month up to a maximum penalty of 10%, payable in cash, if a registration statement is not filed within 60 calendar days or declared effective within 120 calendar days, or 180 calendar days if the registration statement is subject to review and comment by the United States Securities and Exchange Commission of the closing date to qualify for distribution in the United States the PC Stars Shares issuable under the Unit and the PC Stars Warrants.

The proposed terms of the Offering were negotiated at arm’s length between Dynasty and CRT.

Selected Consolidated Financial Information

The following table presents certain selected consolidated financial data of the Corporation for the periods indicated. The selected financial information has been derived from Dynasty’s financial statements. This information should be read in conjunction with the financial statements of the Corporation and the notes thereto attached as Schedule I.

Consolidated Balance Sheets
As at December 31, 2007 and 2006
(stated in Canadian Dollars)
	2007 $	2006 $
ASSETS
Current assets
Cash	1,488,832	7,551,017
Restricted cash	36,575	43,030
Accounts receivable	43,006	396,043
Prepaid expenses	17,043	159,586
Other receivable	–	150,000
Investment	280,000	–
	1,865,456	8,299,676
Deferred development costs	90,000	1,639,571
Property and equipment	404,394	465,175
Definite-life intangibles	2,000,000	–
	4,359,850	10,404,422

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	205,587	737,155
Deferred revenue	–	48,908

	205,587	786,063
Minority interest	492,792	–
	698,379	786,063

Shareholders' equity	3,661,471	9,618,359
	4,359,850	10,404,422

Consolidated Statements of Operations
Years ended December 31, 2007 and 2006
(stated in Canadian Dollars)
	2007 $	2006 $
Revenues	51,740	82,277
Operating expenses
Direct costs	1,183,387	1,505,545
Marketing and promotion	2,082,870	1,217,613
Administrative	1,492,708	3,065,346
Amortization - deferred development costs	756,180	819,792
Amortization - property and equipment	176,231	56,234
Impairment - loan receivable	–	303,430
Impairment – deferred development costs	666,181	–
Impairment – property and equipment	114,660	–
Impairment - goodwill	–	–
	6,472,217	6,967,960
Loss from operations	(6,420,477)	(6,885,683)
Other
Interest income	186,355	131,516
Foreign exchange (loss) gain	(23,561)	1,604
Gain on settlement of advance payable	-	18,605
Loss on disposal of equipment	(7,969)	–
	154,825	151,725
Loss from operations before minority interest	(6,265,652)	(6,733,958)
Minority interest	7,208	-
Loss from continuing operations	(6,258,444)	(6,733,958)
(Loss) gain from discontinued operations	–	(186,626)
Gain on sale of discontinued operations	–	24,715
Net (loss) gain from discontinued operations	–	(161,911)

Net loss	(6,258,444)	(6,895,869)

Net loss per share
Basic and diluted
From continuing operations	(0.07)	(0.09)
From discontinued operations	–	0.00
	(0.07)	(0.09)

Interim Consolidated Balance Sheets
(stated in Canadian Dollars)
(unaudited)
	March 31, 2008	December 31, 2007
	$	$
ASSETS
Current assets
Cash	897,357	1,488,832
Restricted cash	37,875	36,575
Accounts receivable	73,209	43,006
Prepaid expenses	26,369	17,043
Investment held for transaction (cost $280,000)	215,565	280,000
	1,250,375	1,865,456
Deferred development costs	-	90,000
Property and equipment	179,417	404,394
Definite-life intangibles	6,008,000	2,000,000

	7,437,792	4,359,850

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	4,479,290	205,587

	4,479,290	205,587
Minority interest	404,857	492,792
	4,884,147	698,379

Shareholders' equity	2,553,645	3,661,471
	7,437,792	4,359,850

Interim Consolidated Statements of Operations

Three months ended March 31, 2008 and 2007
(stated in Canadian Dollars)
(unaudited)
	March 31, 2008	March 31, 2007
	$	$
Revenues	-	-
Operating expenses
Direct costs	236,616	460,263
Marketing and promotion	37,414	230,175
Administrative	694,549	413,208
Amortization	22,378	244,570
Write-downs - property and equipment	202,599	-
	1,193,556	1,328,216
Loss from operations	(1,193,556)	(1,328,216)
Other
Interest income	3,558	9,157
Foreign exchange (loss) gain	(86,743)	2,434
Loss on investment held for transaction	(64,435)	-
	(147,620)	11,591
Net loss from continuing operations	(1,341,176)	(1,316,625)
Minority interest	87,935	-

Net loss	(1,253,241)	(1,316,625)

Net loss per share
Basic and diluted	(0.01)	(0.01)
Weighted average number of common shares
Basic	92,347,574	91,736,675
Diluted	92,347,574	91,736,675

Management’s Discussion and Analysis for the Fiscal Year Ended December 31, 2007

The following discussion is an overview of the 2006 and 2007 financial results for Dynasty.

Revenue

For the year ended December 31, 2007, Dynasty’s revenue decreased by 37.1% to $51,740, compared to revenue of $82,277 for the year ended December 31, 2006. In fiscal 2007 and fiscal 2006, Dynasty generated small amounts of revenue as a result of testing its Mahjong Mania software with its initial software licensees and from the licence fees from these initial clients

Operating Expenses

For the year ended December 31, 2007, operating expenses decreased by 7.1% to $6,472,217, compared to operating expenses of $6,967,960 for the year ended December 31, 2006. For the year ended December 31, 2007, the Dynasty recognized stock-based compensation recovery of $60,534 compared to stock-based compensation expense of $1,042,146 for fiscal 2006; this is a non-cash (recovery) charge.

Loss from Operations and Net Loss

For the year ended December 31, 2007, the Dynasty’s loss from operations decreased by 6.8% to ($6,420,477), compared to a loss from operations of ($6,885,683) for the year ended December 31, 2006. After accounting for other income and expenses and net income (loss) from discontinued operations, Dynasty’s net loss decreased by 9.2% to ($6,258,444) in fiscal 2007, compared to a net loss of ($6,895,869) in fiscal 2006.

Liquidity and Cash Position

As at December 31, 2007, the cash position of Dynasty declined to $1,488,832, a decrease of 80.3% over the cash position of $7,551,017 as at December 31, 2006.

Private Placements

In November 2006, Dynasty concluded two non-brokered private placements. On November 17, 2006, Dynasty raised $5,000,000 through the issuance of 10,000,000 units (“Units”) to investors at a price of $0.50 per Unit. Each Unit was comprised of one common share and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one common share of the Dynasty at a price of $0.75 per share at any time for a period of two years. The Warrant also carries a redemption feature in favour of the Dynasty.

On November 24, 2006, Dynasty raised an additional $1,000,000 through the issuance of 2,000,000 Units to investors on terms similar to those mentioned above. In these two private placements, the Dynasty raised total gross proceeds of $6,000,000 through the issuance of 12,000,000 Units.

For the year ended December 31, 2007, compared to the year ended December 31, 2006

Revenue

For the year ended December 31, 2007, Dynasty’s revenue decreased by 37.1% to $51,740, compared to revenue of $82,277 for the year ended December 31, 2006. In fiscal 2007 and fiscal 2006, Dynasty generated small amounts of revenue as a result of as a result of testing its Mahjong Mania software with its initial software licensees and from the licence fees from these initial clients.

Operating Expenses

Operating expenses include direct costs associated with software development and support, marketing and promotional expenses, administrative expenses, amortization (on property and equipment and assets under capital leases and on deferred development costs) and impairment of loan. For the year ended December 31, 2007, operating expenses decreased by 7.1% to $6,472,217, compared to operating expenses of $6,967,960 for the year ended December 31, 2006.

For the year ended December 31, 2007, direct costs decreased to $1,183,387, compared to direct costs of $1,505,545 for the year ended December 31, 2006. Direct costs include those expenses and salaries directly related to the development and support of our Mahjong software. Marketing and promotion expenses increased by 71.1% to $2,082,870 in fiscal 2007 compared to marketing and promotion expenses of $1,217,613 in fiscal 2006. Marketing and promotion expenses include those expenses related to the marketing of our software, as well as costs associated with investor relations. For the year ended December 31, 2007, administrative expenses decreased by 51.3% to $1,492,708, compared to administrative expenses of $3,065,346 for the year ended December 31, 2006.

Administrative expenses include management salaries and consultants. In fiscal 2007, amortization of deferred development costs was $756,180 compared to $819,792 in fiscal 2006. Amortization on property and equipment increased by 213.4% to $176,231 for the year ended December 31, 2007, compared to $56,234 for the year ended December 31, 2006. This reflects the increased investment in capital assets associated with the development of our Mahjong technology. For the year ended December 31, 2007, the Dynasty recorded impairment of deferred development costs of $666,181; no such impairment of deferred development was recorded for the year ended December 31, 2006. For the year ended December 31, 2007, the Dynasty recorded impairment of property and equipment of $114,660; no such impairment of property and equipment was recorded for the year ended December 31, 2006. Impairments of development costs and property and equipment were related to the cessation of the operations of the Mahjong Mania companies as Dynasty shifted its strategic focus to pursuing its new business objectives as Dynasty Digital Interactive.

Loss from Operations

For the year ended December 31, 2007, Dynasty’s loss from operations decreased by 6.8% to ($6,420,477), compared to a loss from operations of $6,885,683 for the year ended December 31, 2006.

Other Income and Expenses

Other income and expenses include interest income, foreign exchange loss and loss on disposal of equipment. For the year ended December 31, 2007, the Dynasty’s other income increased to $154,825 compared to other income of $151,725 for the year ended December 31, 2006. In fiscal 2007, Dynasty generated other interest income of $186,355, compared to interest income of $131,516 in fiscal 2006. For the year ended December 31, 2007, the Dynasty incurred a foreign exchange loss of $23,561 compared to a foreign exchange gain of $1,604 in fiscal 2006. In fiscal 2007, Dynasty incurred a loss on disposal of equipment of $7,969; no such loss was incurred in fiscal 2006.

Net Loss from Continuing Operations

For the year ended December 31, 2007, Dynasty’s net loss from continuing operations decreased by 7.1% to $6,258,444, compared to a net loss from continuing operations of $6,733,958 for the year ended December 31, 2006.

Net Loss

For the year ended December 31, 2007, Dynasty’s net loss decreased by 9.2% to $6,258,444, compared to a net loss of $6,895,869 for the year ended December 31, 2006.

In fiscal 2007, Dynasty posted a net loss per common share (basic and fully diluted) of $0.07, compared to a net loss per share of $0.09 in fiscal 2006.

Liquidity and Capital Resources

As at December 31, 2007, Dynasty was liquid and debt-free.

Cash Position

As at December 31, 2007, the cash position of Dynasty declined to $1,488,832, a decrease of 80.3% over the cash position of $7,551,017 as at December 31, 2006.

Operating Activities

In fiscal 2007, Dynasty was still in the development phase and had not begun full commercial operations, and consequently, cash was used for operating activities For the year ended December 31, 2007, cash used for operating activities decreased by 4.4% to $4,689,861, compared to cash used for operating activities of $4,905,415 for the year ended December 31, 2006. In both years, the primary component of the cash used for operating activities was the net loss from continuing operations. In fiscal 2007, the Dynasty also recorded five non-cash charges that totalled $1,721,221. More specifically, these included amortization of deferred development costs ($756,180), amortization of property and equipment ($176,231), impairment – deferred development costs ($666,181), impairment – property and equipment ($114,660), and loss on disposal of equipment ($7,969).

Investing Activities

For the year ended December 31, 2007, cash used from investing activities increased by 141.9% to $2,234,414, compared to cash used from investing activities of $923,786 for the year ended December 31, 2006. In fiscal 2007, cash used for acquisition of property and equipment and definite-life intangibles increased significantly to $2,238,579, compared to cash used for acquisition of property and equipment and definite-life intangibles of $394,355 for fiscal 2006.

The minority interest of $492,792 on the balance sheet came about as a result of an investment in DNY BVI for that amount by Junnet Omnimedia, Ltd. for which Junnet received 25% ownership in DNY BVI. The amount of $492,792 was provided to Dynasty as a 25% portion of the $2 million initial license fee payment to Sega.

Financing Activities

For the year ended December 31, 2007, cash flow from financing activities decreased by 87.1% to $862,090, compared to cash flow from financing activities of $6,692,492 for the year ended December 31, 2006. In both years, the primary component of the cash flow from financing activities was the issuance of common shares, through private placements and the exercising of options and warrants. More information in this regard is presented under “Capitalization” below.

Working Capital

Working capital is defined as current assets less current liabilities. For the year ended December 31, 2007, the working capital of Dynasty decreased by 77.9% to $1,659,869, compared to working capital of $7,513,613 for the year ended December 31, 2006.

Capitalization

As at December 31, 2007, Dynasty had 92,347,574 common shares issued and outstanding, together with 12,000,000 warrants and broker warrants and 5,588,367 options. The total number of shares issued and outstanding on a fully diluted basis at the end of fiscal 2007 was 109,934,941. As at December 31, 2007, Dynasty had no debt.

Management’s Discussion and Analysis for the Three Months Ended March 31, 2008

Quaterly results

The following table outlines selected unaudited financial information of the Corporation on a consolidated basis for the last eight quarters.

Consilodated results

By quarters

	2006			2007				2008
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	$	$	$	$	$	$	$	$
Revenues	30,759	17,792	18,187	–	51,740	–	–	–

Loss from operations	(1,269,376)	(1,581,627)	(2,614,001)	(1,316,625)	(2,020,582)	(1,241,324)	(1,687,121)	(1,341,176)

For the Three Months Ended March 31, 2008, Compared to the Three Months Ended March 31, 2007

Revenues

For the three months ended March 31, 2008, the Corporation did not generate any revenues nor did it generate any revenues for the three months ended March 31, 2007. With the termination of the strategy involving Mahjong Mania, the Corporation’s future revenue will come solely from its focus in China.

Operating Expenses

In the first quarter of 2008, operating expenses decreased by 10.1% to $1,193,556, compared to $1,328,216 in the first quarter of 2007. In Q1 2008, direct costs decreased by 48.6% to $236,616, compared to $460,263 in Q1 2007. Direct costs in Q1 2008 are mainly composed of operating expenses related to the initial testing of online games in China. For the three months ended March 31, 2008, marketing and promotion expenses decreased by 83.7% to $37,414, compared to $230,175 for the three months ended March 31, 2007. In the first quarter of 2008, administrative expenses increased by 68.1% to $694,549, compared to $413,208 in the first quarter of 2007; a significant portion of this increase in administration costs is due to the increase in stock-based compensation plan costs in Q1 2008. In Q1 2008, amortization and write-downs is $224,977 compared to amortization of $244,570 in Q1 2007. There were no writedowns in Q1 2007; in Q1 2008 the Corporation wrote down assets due to the termination of its strategy involving Mahjong Mania.

Loss from Operations

For the three months ended March 31, 2008, the loss from operations decreased by 10.1% to $1,193,556, compared to a loss from operations of $1,328,216 for the three months ended March 31, 2007.

Other Income and Expenses

Other income and expenses includes interest income and expense, foreign exchange gains and losses and loss on investment held for transactions. In Q1 2008, the Corporation incurred a foreign exchange loss of ($86,743) compared to a gain of $2,434 in Q1 2007; this is mainly due to the $4,000,000 accounts payable in US Dollars. In Q1 2008, the Corporation incurred a loss on investment held for trade of ($64,435); no such loss or gain was reported in Q1 2007.

Net Loss

For the three months ended March 31, 2008, the net loss decreased by 4.8% to $1,253,241, compared to a net loss of $1,316,625 for the three months ended March 31, 2007.

Liquidity and Cash Flow

Cash Position

As at March 31, 2008, Dynasty’s cash position was $897,357, a decrease of $591,475, or 39.7%, compared to the cash position of $1,488,832 as at December 31, 2007.

Cash Flow from Operating Activities

For the three months ended March 31, 2008, cash flow from operating activities was $3,327,825, compared to cash used in operating activities of ($2,222,258) for the three months ended March 31, 2007. In Q1 2008 the largest contributor to the cash from operating activities was the increase in accounts payable.

Cash Flow from Investing Activities

For the three months ended March 31, 2008, cash used from investing activities was $3,919,300 compared to cash used of $110,082 for the three months ended March 31, 2007; consisting mainly of an increase in intangible assets.

Cash Flow from Financing Activities

In Q1 2008, cash flow from financing operations was nil, compared to cash flow from financing activities of $236,857 in Q1 2007

Working Capital

Working capital is defined as current assets less current liabilities. As at March 31, 2008, the Corporation reports negative working capital $3,228,915, a decrease of $4,888,784, compared to positive working capital of $1,659,869 as at December 31, 2007. This significant decrease is mainly due to the accrued payable of $4 million for the second instalment of the licensing fees under the SEGA Agreement, which is due in June 2008. The Corporation expects to fund the payment of those fees with the proposed financing that will close concurrently with the proposed acquisition.

Financial Situation

Assets

As at March 31, 2008, the total assets of Dynasty were $7,437,792, an increase of $3,077,942, or 70.6%, compared to total assets of $4,359,850 as at December 31, 2007. The increase is mainly due to the $4 million addition in Definite-life intangibles, relating to the Sega games licenses. As previously described, the Corporation has used cash from operating activities, which explains the variance.

Liabilities

As at March 31, 2008, the total liabilities of the Corporation were $4,884,147, an increase of $4,185,768, compared to total liabilities of $698,379 as at December 31, 2007. This is due to the additional accrued payable for the second instalment of the Sega licences.

Shareholders’ Equity

As at March 31, 2008, shareholders’ equity was $2,553,645, a decrease of $1,107,826, or 30.3%, compared to shareholders’ equity of $3,661,471 as at December 31, 2007.

Description of Securities

The authorized share capital of Dynasty consists of an unlimited number of Common Shares with no par value. As of August 27, 2008, 92,347,574 Common Shares were issued and outstanding as fully paid and non-assessable Common Shares of the Corporation.

The holders of the Common Shares are entitled to: (a) receive notice of, attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote; (b) receive any dividend declared by Dynasty on the Common Shares; and (c) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Dynasty, share in the distribution of the assets of Dynasty upon dissolution.

Stock Option Plan

The current stock option plan of the Corporation is the 2006 Plan. Under the 2006 Plan, the Board of Directors of the Corporation may grant options to employees, officers and directors of, and consultants to, the Corporation and any of its subsidiaries, provided that the total number of shares issued under the 2006 Plan does not exceed 10% of the number of issued and outstanding Common Shares of the Corporation from time-to-time. The exercise price of the options is determined by the Board of Directors at the time the options are granted, but cannot be less than the closing price of the Corporation’s Common Shares on the trading day immediately preceding the day on which the option is granted or, if the shares did not trade on such day, the average of the closing bid and asked prices on the day immediately preceding the day on which the option is granted. The options are not transferable and must be exercised no later than five years after the date of grant. Under the 2006 Plan, if an optionee dies, any option held by the optionee may be exercised for a period of one year after the date of death. If an optionee ceases to be eligible under the 2006 Plan for any reason other than death, any option held by the optionee may be exercised for a period of 90 days after such termination.

A copy of the 2006 Plan is annexed hereto as Schedule F.

Prior Sales

During the last twelve months, Dynasty has not issued, and will not issue prior to the completion of the Transaction and concurrent Offering, any Common Shares.

Stock Exchange Price

The Common Shares of the Corporation are currently listed and posted for trading on Tier 2 of the Exchange under the symbol “DNY”. The following table summarizes the price range and trading volume for the Common Shares, as reported by the Exchange, during each of the periods indicated:

		Price range
Year	Period	High	Low	Volume

2006	First Quarter	1.35	0.39	14,533,614
	Second Quarter	1.45	0.73	15,546,456
	Third Quarter	0.93	0.48	8,349,578
	Fourth Quarter	1.10	0.35	33,734,603

2007	First Quarter	0.95	0.66	14,461,486
	Second Quarter	0.78	0.32	19,896,279
	Third Quarter	0.355	0.13	17,900,917
	October(1)	0.25	0.175	2,315,680
	November(1)	—	—	—
	December(1)	—	—	—

2008	First Quarter(1)	—	—	—
	Second Quarter(1)	—	—	—
	July (to August 27)(1)	—	—	—

____________________

(1)

Trading in the Common Shares of the Corporation was halted by the Exchange on October 16, 2007 in connection with the disclosure of the proposed Transaction. The Common Shares remain halted.

Executive Compensation

Please see the disclosure of the Corporation’s executive compensation under the heading “Compensation of Directors and Officers” on page 10 hereof.

Management Contracts

Please see the disclosure under the heading “Management Contracts” on page 16 hereof.

Non Arm’s Length Transactions

On September 29, 2006, Dynasty signed an agreement with CPC Canada Inc. in which the latter agreed to purchase MED, CHCI and CPC for $300,000 in cash. On October 6, 2006, the Corporation received regulatory approval from the Exchange to finalize this divestiture. The divestiture closed on December 15, 2006 at the sale price of $300,000, of which $150,000 was paid in cash and $150,000 was receivable in three equal instalments respectively on the 120th day, 240th day and 365th day following the closing date. This is a Non Arm’s Length Transaction, as these three subsidiaries were purchased by CPC Canada Inc., a company owned and controlled by Barry Sheehy, a former director of the Corporation and president of the subsidiary, CPC Econometrics .

Arm’s Length Transaction

The proposed Transaction is an arm’s length transaction.

Legal Proceedings

As at August 27, 2008, there are no legal proceedings to which Dynasty or a subsidiary of Dynasty is a party or of which any of their respective property is the subject matter.

Auditor, Transfer Agent and Registrar

The Corporation’s auditors are Horwath Leebosh Appel LLP, Chartered Accountants located at 1 Westmount Square, Suite 900, Montreal, Québec.

The transfer agent and registrar for the Common Shares of the Corporation is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Montreal, Québec.

Material contracts

Except for contracts entered into by Dynasty in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into or to be entered into by Dynasty which can reasonably be regarded as currently material are the following:

(a)

the LOI;

(b)

the Share Exchange Agreement;

(c)

the placement agency agreement to be entered into between the Corporation and CRT on or prior to the closing of the Transaction and the Offering;

(d)

the registration rights agreement to be entered into between the Corporation and the investors in the Offering at the closing of the Offering, pursuant to which the Corporation will undertake to file a registration statement pursuant to Rule 415 under the U.S. Securities Act of 1933, as amended, within 60 calendar days of the closing date of the Offering and to use its best efforts to have the registration statement declared effective by the Securities and Exchange Commission (the “SEC”) within 120 calendar days of the closing date of the Offering, or 180 calendar days following the closing date of the Offering, if the registration statement is subject to review and comment by the SEC, covering all of the PC Stars Shares issued as part of the Units in the Offering, including the PC Stars Shares underlying the PC Stars Warrants;

(e)

the SEGA Agreement, with subsequent amendments;

(f)

the Baiyou Agreement;

(g)

on March 21, 2007, the Corporation entered into a joint venture agreement with China’s NextMart Inc. (formerly Sun New Media Inc.) for the creation of a new brand/internet portal, in the form of a highly-profiled e-commerce website that will focus primarily on China’s approximately 200 million young urban males and females aged 18 to 25; and

(h)

on June 29, 2007, Dynasty signed a Letter of Intent with 3Q1 Technologies (Shanghai) Limited (“3Q1”) to acquire an initial 10% stake in 3Q1. This proposed transaction included an option for Dynasty to eventually acquire up to a 25% holding in 3Q1, which is an online mahjong game developer and operator with offices in Shanghai and Guangzhou. Following further negotiation and due diligence, the Corporation decided that signing a licensing agreement with 3Q1 would better serve the Corporation’s longer term strategy in China. The transaction was concluded on September 1, 2007 whereby the Corporation signed a licensing agreement for a five-year term. The licensing agreement provides certain specific rights to the Corporation within the geographical territory of the PRC. Consideration for the license will be paid in the form of a royalty. Dynasty has transferred its play-for-points and non-cash technology development work to the 3Q1 team in China.

Copies of the above agreements may be inspected, without charge, during normal business hours at the head office of the Corporation at Suite 100 - 759 Square Victoria, Montreal, Québec at any time until the closing date of the Transaction and for a period of 30 days thereafter.

INFORMATION CONCERNING BAIYOU DIGITAL TECHNOLOGY CO., LTD.

Name and Incorporation

Baiyou HK is a private company incorporated in Hong Kong on March 27, 2008. Baiyou owns a wholly-foreign-owned enterprise (“WFOE”) registered in Hangzhou, Baiyou Hangzhou, and which was incorporated under the laws of the PRC on June 13, 2008.

The registered and records office of Baiyou HK is located at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and its head office and principal place of business is located at Suite 410, 4/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

Intercorporate Relationships

The following chart illustrates Baiyou’s corporate structure, the percentage of voting securities held, and the jurisdiction of incorporation of each entity.

DNY BVI
(BVI)
SEGA
Agreement
Baiyou HK
(Hong Kong)
100% Ownership
Baiyou Hangzhou
(WFOE)
(PRC)
Strategy Cooperation
Two-Party Agreement
Strategy Cooperation
Two-Party Agreement
Guangzhou GameOcean
(PRC)
Guangzhou Xinfanlian
(PRC)
PRC entity
WFOE
Sino-Foreign Joint Venture
Share Control
Contractual Relationship

General Development of the Business

History

Since incorporation, Baiyou HK has been a holding company with no business operations. On June 13, 2008, Baiyou HK incorporated Baiyou Hangzhou, a WFOE registered in Hangzhou, China. Both are non-public, non-operating companies with nominal net non-monetary assets. Baiyou’ organizational structure was developed to effectively hold and operate businesses in China, while at the same time ensuring compliance with local governmental and regulatory requirements and providing shareholder liability protection.

Baiyou Hangzhou has entered into Two-Party Agreements with each of Guangzhou Xinfanlian and Guangzhou GameOcean, which govern the business related to the distribution of prepaid game cards and the development and operation of online games. Guangzhou Xinfanlian and Guangzhou GameOcean are private companies incorporated in the PRC.

At the closing of the Transaction, Baiyou will become a wholly-owned subsidiary of PC Stars and Hangzhou Baiyou will be a key operating subsidiary of PC Stars as regards (i) the operation and distribution of prepaid online games and virtual game products, and (ii) online game development and operations.

Narrative Description the Business

Please refer to the section entitled “Information Concerning the Resulting Issuer – Narrative Description of the Business” for an additional description of the proposed business of Baiyou HK and its operating subsidiaries.

Two-Party Contractual Agreement between Baiyou Hangzhou and Guangzhou Xinfanlian

Baiyou Hangzhou, a newly registered WFOE, has entered into a two-party contractual agreement with Guangzhou Xinfanlian for the purpose of cooperating in the area of digital product merchandizing and distribution.

Under the agreement, both Baiyou Hangzhou and Guangzhou Xinfanlian will work cooperatively to acquire online games for inclusion in the prepaid online game card system and to deliver them to the Chinese gaming consumer. Under the terms of the agreement, Baiyou Hangzhou is responsible for marketing Guangzhou Xinfanlian’s services and for acquiring contracts with game developers. In addition, Baiyou Hangzhou is responsible for providing maintenance and upgrades to the Guangzhou Xinfanlian payment and inventory optimization platforms, evaluating the market value of potential new games and other digital products, developing marketing and advertising strategies, collecting and analyzing consumer data. Guangzhou Xinfanlian is responsible for managing relationships with their distributors.

For its services to Guangzhou Xinfanlian, Baiyou Hangzhou is entitled to 70% of the net revenue collected by Guangzhou Xinfanlian from all sources, including prepaid game card sales, as follows:

•

15% for marketing and promotions;

•

25% for technical support and platform enhancements; and

•

30% for upstream client acquisition, data management and customer support.

The agreement contains certain non-compete provisions, stipulates consequence in the event of breach of the agreement by either of the two parties, and identifies certain assets that are co-owned by both Baiyou Hangzhou and Guangzhou Xinfanlian, including intellectual property rights, platform enhancements, and customer databases. The term of the agreement is 15 years with automatic renewals every five-years. The relationship between Baiyou Hangzhou and Guangzhou Xinfanlian with respect to the provisions of the two-party contractual agreement is exclusive.

Variable Interest entity (“VIE”) Relationship between Baiyou Hangzhou and Guangzhou GameOcean

Baiyou Hangzhou has also entered into a series of agreements with Guangzhou GameOcean for the purpose of cooperating in the areas of online game development and operations.

Under the agreements, both Baiyou Hangzhou and Guangzhou GameOcean will work cooperatively to develop more game products, expand the client base and market for the sales of new products, provide more and higher-quality services for the users of the Guangzhou GameOcean platform, and to magnify the brand effect of Guangzhou GameOcean and Guangzhou GameOcean products. Specifically, the parties agree to cooperate in (i) research and development and sales of new online game products; (ii) software and technical support services required by the operation of the game platform; (iii) brand promotion and market expansion of the game platform;

and (iv) support of equipment based on the operation and development of the game platform. The agreement contains additional provisions which specify that:  (i) any hardware and software associated with the GameOcean platform is owned by Guangzhou GameOcean; (ii) Baiyou Hangzhou has exclusive and proprietary rights over any intellectual capital arising out of the performance of the agreement; and (iii) Baiyou Hangzhou is entitled to use and have access to all hardware, software, technical materials, documents, and data relating to the game platform. The term of the agreement is 15 years with automatic renewals every five years.

The structure commonly used for foreign investment in a domestic company wholly owned by PRC citizens is called the VIE structure, which, in the Corporation’s case, will enable Baiyou Hangzhou to have control over the equity and business of Guangzhou GameOcean and enable 100% consolidation of Guangzhou GameOcean’s financial statements into PC Stars. A variable interest entity is a term used by the U.S. Financial Accounting Standards Board to refer to an entity in which the investor holds a controlling interest which is not based on the majority of voting rights. The importance of identifying a VIE is that companies are able to consolidate such entities if it is the primary beneficiary of the VIE.

A series of agreements have been executed between Baiyou Hangzhou, Guangzhou GameOcean, and the shareholders of Guangzhou GameOcean, which formalize controlling interest by Baiyou Hangzhou. These agreements are: (i) an exclusive option agreement, which ensures that Baiyou Hangzhou can buy back the equity interest in Guangzhou GameOcean at any time if legally permitted; (ii) an exclusive business cooperation agreement, which allows the legal transfer of a substantial portion, or all, of the revenue of Guangzhou GameOcean to the WFOE; (iii) a share pledge agreement, which ensures that Baiyou Hangzhou can physically keep the share certificates of the nominee shareholders, and once registered, the pledge will directly limit the transfer and disposition of the equity interest of Guangzhou GameOcean; and (iv) a Power of Attorney, which intends to transfer all the shareholders’ rights of the nominee shareholders in respect of Guangzhou GameOcean to Baiyou Hangzhou. These documents, taken as a whole, exert “control” over the equity of Guangzhou GameOcean for the purpose of consolidating financial statements.

Selected Financial Information of Baiyou HK

The following table presents certain selected financial data of Baiyou HK for the periods indicated. The selected financial information has been derived from Baiyou HK’s audited financial statements. This information should be read in conjunction with the audited interim financial statements and the notes thereto attached as Schedule J.

BAIYOU DIGITAL TECHNOLOGY COMPANY LIMITED

INTERIM BALANCE SHEET

AS AT MARCH 31, 2008

(Audited)

ASSET

Current asset

Cash

$

1

SHAREHOLDERS' EQUITY

Shareholders' equity

Capital stock

$

1

Management’s Discussion and Analysis of Baiyou HK for the Fiscal Year Ended Decemer 31, 2007

Since incorporation, Baiyou HK has been a holding company with no business operations.

Selected Financial Information of Guangzhou GameOcean

The following table presents certain selected financial data of Guangzhou GameOcean for the periods indicated. The selected financial information has been derived from Guangzhou GameOcean’s financial statements. This information should be read in conjunction with the financial statements of Guangzhou GameOcean and the notes thereto attached as Schedule J.

Guangzhou GameOcean was formed on May 23, 2007 and commenced business activity in May 2007. The company is registered in the PRC as a local company. The company and its 95% owned subsidiary Beijing Baiyou Huitong Network Technology Co., Ltd, which was formed in July 2007 and registered in PRC, were incorporated to perform research and development activities related to the development and operation of on-line games in China.

Statements Highlights
Interim Period ended March 31, 2008 and Fiscal Year ended December 31, 2007
(stated in Canadian Dollars)
	3 months ended 31-Mar-2008	7 months ended 31-Dec- 2007
	$	$
Revenues	13,331	7,782
Operating expenses	526,090	626,883
(Loss) from operations	(512,759)	(619,101)
Other (expenses) income	(17,351)	181
(Loss) before income taxes and minority interest	(530,110)	(618,920)
Net income (loss)	(521,656)	(604,800)
Cash	369,900	319,540
Current assets	1,069,493	521,543
Total assets	2,044,511	1,366,737
Current liabilities	1,694,768	566,205
Total liabilities	1,694,768	566,205
Minority interest	56,999	27,060
Capital Stock	1,426,650	1,426,650
Deficit	(1,126,456)	(604,800)
Shareholders' equity	292,744	773,472

Management’s Discussion and Analysis for the Fiscal Year Ended December 31, 2007 and 3 Months Interim Period Ended March 31, 2008

Revenue

Guangzhou GameOcean generates revenue from online game and service business that operates play-for-fun games online in Asia. Online game revenues are collected through the sale of online game points, pre-paid cards, and virtual in-game items such as performance-enhancing items, clothing, accessories, avatars, etc. Virtual online game points are sold directly to end-users who can make the payments through credit cards, the Internet ATMs or telecommunication service operators. Physical pre-paid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or products in accordance. Online game and service revenues may also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of our Company's Web sites and online games platforms over a stated period of time. Service revenues from online advertising arrangements are recognized ratably over the displayed period of the contract when the collectability is reasonably assured.

Guangzhou GameOcean’s revenues have increased since inception and will continue to do so as new games are commercialized.

Loss from Operations

Since Guangzhou GameOcean is in the initial start-up phase of operations the operating expenses exceeded revenues by $512,759 in the first quarter of 2008 and by $619,101 in the year 2007 since inception.

Economic and Political Risks

Guangzhou GameOcean's operations are conducted in the PRC. Accordingly, the company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

Guangzhou GameOcean's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. Guangzhou GameOcean's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

The company is not exposed to foreign exchange rate risk in that all of the operations are denominated in Chinese Renminbi (RMB).

Minority Interest

In 2008 the company formed three PRC subsidiaries as follows:

-

Jinan Baiyou Hudong Network Tecnology Co. Ltd., was formed on December 26, 2007 and owned 60% by Beijing Baiyou Huitong Network Technology Co., Ltd. (“Huitong”) and 40% by Mr. Yao Guang Shi.

-

Nanjing Baiyouhui Technology Co., Ltd was formed on January 14, 2008 and owned 60% by Huitong and 40% by Mr. Yang Tian Yu.

-

Guangzhou Haiyou Network Technology Co., Ltd was legally formed on April 5, 2008 (however the activities commenced in March 2008) and owned 95% by Guangzhou GameOcean and 5% by Mr. Zhu Tian Fu.

Related Party Transactions

As of March 31, 2008, Guangzhou GameOcean had $1,546,648 ($405,900 - December 31, 2007) accounts payable to related parties bearing no interest, and had $364,742 ($67,650 December 31, 2007) accounts receivable from related parties, which bears interest at 1.2%. The company advanced $14,660 ($13,530 - December 31, 2007) to a shareholder bearing no interest.

Liquidity and Cash Position

The company generally relies on operating cash flows to provide liquidity. As at March 31, 2008, the cash position of Guangzhou GameOcean increased to $369,900, an increase of $50,360 over the cash position of $319,540 as at December 31, 2007.

Description of Securities

The authorized share capital of Baiyou HK consists of 10,000 shares with a par value of HK$1.00 each. As at the date hereof, there is one (1) share of Baiyou HK issued and outstanding as fully paid and non-assessable and registered in the name of Sky Gain.

The holders of the shares are entitled to: (a) receive notice of, attend and vote at all meetings of members of the company or to vote on any resolution of members of the company; (b) receive any dividend declared by Baiyou HK on the shares; and (c) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Baiyou HK, share in the distribution of the assets of the company upon dissolution.

Consolidated Capitalization

The following table sets out Baiyou HK’s consolidated share capital as at March 27, 2008 (incorporation) and August 27, 2008.

Designation of Security	Amount Authorized	Amount Outstanding as at March 27, 2008	Amount Outstanding as at August 27, 2008
		(all amounts in Hong Kong dollars)
Shares ………...	10,000	$1.00	$1.00

Prior Sales

Other than at incorporation on March 27, 2008, Baiyou HK has not issued, and will not issue prior to the completion of the Transaction and concurrent Offering, any shares.

Stock Exchange Price

The shares of Baiyou HK are not listed or posted for trading on any stock exchange or other organized market for securities.

Executive Compensation

The following table sets out all annual and long-term compensation for services in all capacities to Baiyou HK from the period of incorporation on March 27, 2008 to August 4, 2008 of the President of the company. There are no other executive officers.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted /SARs (#)	Restricted Shares or Restricted Share Units ($)	Long-Term Incentive Plan Payouts ($)	All other Compen-sation ($)
Wilson K.C. Cho President	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Compensation of Directors

Baiyou HK currently has one director: Dr. Wilson K.C. Cho. Baiyou HK has no standard arrangement pursuant to which directors are compensated by the company for their services in their capacity as directors.

Since incorporation, the company did not pay any cash remuneration to its directors for their services in such capacity.

Management Contracts

Baiyou HK is not a party to any management contract.

Non Arm’s Length Transactions

Baiyou HK has not entered into any Non Arm’s Length Transaction.

Legal Proceedings

As at August 4, 2008, there are no legal proceedings to which Baiyou HK or a subsidiary of Baiyou HK is a party or of which any of their respective property is the subject matter.

Material contracts

Except for contracts entered into by Baiyou HK in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into or to be entered into by Baiyou HK which can reasonably be regarded as currently material are the following:

(a)

the Share Exchange Agreement;

(b)

the Two-Party Agreement between Hangzhou Baiyou, Baiyou HK’s subsidiary, and Guangzhou Xinfanlian referred to above under the heading “Information Concerning Baiyou HK – General Development of the Business”;

(c)

the Two-Party Agreement between Hangzhou Baiyou, Baiyou HK’s subsidiary, and Guangzhou GameOcean referred to above under the heading “Information Concerning Baiyou HK – General Development of the Business”; and

(d)

The Two-Party Agreement between Baihui Technology and Baihui Software referred to in next section under “Information Concerning Silva Ford Technology Limited – General Development of the Business.”

Copies of the above agreements may be inspected, without charge, during normal business hours at the head office of the Corporation at Suite 100 - 759 Square Victoria, Montreal, Québec at any time until the closing date of the Transction and for a period of 30 days thereafter.

INFORMATION CONCERNING SILVA FORD TECHNOLOGY LIMITED

Name and Incorporation

Silva Ford was incorporated on January 2, 2007 by registration of its memorandum of association and articles of association under the BVI Business Companies Act.

The registered and records office of Silva Ford is located at Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, and its head office and principal place of business is located at Suite 410, 4/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

Intercorporate Relationships

The following chart illustrates Silva Ford’s corporate structure, the percentage of voting securities held, and the jurisdiction of incorporation of each entity.

General Development of the Business

History

Since incorporation, Silva Ford has been a holding company with no business operations. On January 18, 2008, Silva Ford acquired all of the issued and outstanding shares of East Wealth, a limited liability company under Hong Kong law that was organized on December 13, 2007. East Wealth in turn owns a 70% interest in Baihui Technology, a leading Chinese online software distributor, which it acquired on March 6, 2008. Baihui Technology is a private company incorporated in the PRC.

Silva Ford’s organizational structure was developed to effectively hold and operate businesses in China, while at the same time ensuring compliance with local governmental and regulatory requirements and providing shareholder liability protection.

About Baihui Technology

Baihui Technology, a packaged software distributor in China, was founded in March, 2006. The company acts as the exclusive Chinese provider and service partner of Kaspersky Anti-Virus, one of the most popular anti-virus programs in China.

Baihui Technology controls what Dynasty believes is one of the most extensive software distribution and service platforms in China and currently distributes more than 4,500 global and domestic software programs from approximately 600 software developers on its proprietary distribution platform (www.softwarelist.com). Its sales network includes more than 2,400 retailers and 1,000 system integrators.

Baihui Software

Baihui Software was duly established on September 5, 2006. The company has developed an integrated technical platform for online distribution of computer software and hardware products, which includes solutions for software encryption, high-speed Internet downloads, online license distribution, online payment, real-time payment, settlement and online activation. It seeks to provide a one-stop distribution solution for developers and distributors.

Baihui Software enables individual users to purchase software efficiently through downloadable distribution platforms (www.rj100.com). Baihui Software maintains an IT e-commerce platform (www.xkvip.com), an online sales platform that offers an integrated one-stop software, hardware and consumer electronics solution portal to its customers, and its own IT search engine and software-as-a-service (“SaaS”) platform that allow customers to locate and purchase SaaS solutions securely (www.baihui.com) in partnership with many software developers offering products in China.

Baihui Technology has entered into a contractual agreement with Baihui Software to work collaboratively to provide an online integrated software sales and service solution to their respective customers and mutually benefit from an exchange of certain royalties and service fees

Baihui Technology and Baihui Software product lines are branded nationally as PC Stars and featured on www.pcstars.com.cn.

Narrative Description of the Business

Please refer to the section entitled “Information Concerning the Resulting Issuer – Narrative Description of the Business” for an additional description of the proposed business of Silva Ford and its operating subsidiaries.

Selected Financial Information of Silva Ford

The following table presents certain selected financial data of Silva Ford for the periods indicated. The selected financial information has been derived from Silva Ford’s financial statements. This information should be read in conjunction with the financial statements of Silva Ford and the notes thereto attached as Schedule K.

Financial Statements Highlights
As at March 31, 2008 and December 31, 2007
(stated in Canadian Dollars)
	31-Mar-2008	31-Dec-2007
	$	$
Cash	1,246	1
Accounts payable related party	650	-
Capital stock	1	1
Retained earnings	595	-

Management’s Discussion and Analysis for the Fiscal Year Ended December 31, 2007

Since incorporation, Silva Ford has been a holding company with no business operations.

Silva Ford and its wholly-owned subsidiary, East Wealth, are non-public, non-operating companies with nominal net non-monetary assets. Silva Ford, through East Wealth, owns 70% of Baihui Technology. Baihui Technology is involved in intra-company commercial agreements with Baihui Software. Baihui Technology and Baihui Software are independent legal entities under PRC law, but during 2006, 2007 and 2008 to date, they were involved in interdependent commercial transactions which gave rise to the combination of their financial statements for those periods. Therefore, the combined financial statements of Baihui Technology and Baihui Software are included herein. The companies will terminate such contracts upon the closing of the proposed Transaction and will remain stand-alone enterprises with their own facilities, employees, equipment, fixed assets and business revenues independent of each other, as confirmed by PRC legal counsel.

Selected Combined Financial Information of Baihui Technology and Baihui Software

The following table presents certain selected combined financial data of Baihui Technology and Baihui Software for the periods indicated. The selected financial information has been derived from Baihui Technology’s financial statements. This information should be read in conjunction with the financial statements of Baihui Technology and the notes thereto attached as Schedule L.

Combined Statements Highlights
Interim Period ended March 31, 2008 and Fiscal Years ended December 31, 2007 and 2006
(stated in Canadian Dollars)
	3 months ended 31-Mar-2008	3 months ended 31-Mar-2007	12 months ended 31-Dec- 2007	12 months ended 31-Dec-2006
	$	$	$	$
Revenues	7,109,366	3,270,296	19,273,323	1,823,973
Operating expenses	5,104,390	2,794,369	14,848,079	1,730,610
Income from operations	2,004,976	475,927	4,425,244	93,363
Other income (expenses)	3,892	(12,809)	(18,847)	(3,216)
Income before income taxes	2,008,868	463,118	4,406,397	90,147
Income taxes	714,499	155,078	1,472,469	95,278
Net income (loss)	1,294,369	308,040	2,933,928	(5,131)

	3 months ended 31-Mar-2008	3 months ended 31-Mar-2007	12 months ended 31-Dec- 2007	12 months ended 31-Dec-2006
	$	$	$	$
Cash	849,663		1,188,437	350,637
Total assets	9,319,673		7,359,055	2,074,790
Current liabilities	4,906,693		4,146,372	1,632,086
Total liabilities	4,906,693		4,146,372	1,632,086
Minority interest	58,640		-	-
Capital Stock	424,300		424,300	424,300
Retained Earnings (Deficit)	3,546,040		2,928,797	(5,131)
Shareholders' equity	4,354,340		3,212,683	442,704

Management’s Discussion and Analysis for the Fiscal Year Ended December 31, 2007

Baihui Technology was formed on March 1, 2006 and commenced business activity in March 2006. Baihui Software was formed in September 2006 and commenced business activity upon formation. Both Baihui Technology and Baihui Software are registered in the PRC as local companies and are engaged in the distribution of software in China.

The companies are independent legal entities under PRC law, but during fiscal 2006 and fiscal 2007, they were involved in interdependent commercial transactions and were parties to intra-company agreements, which gave rise to the combination of their financial statements for those periods. However, the companies will terminate such agreements upon the closing of the Transaction and will remain stand-alone enterprises with their own facilities, employees, equipment, fixed assets and business revenues independent of each other, as confirmed by PRC legal counsel.

Principles of Combination

The combined financial statements of “Baihui” include the accounts of Baihui Technology, Baihui Software and their respective PRC subsidiaries.

In 2007, Baihui formed two PRC subsidiaries as follows:

(i)

Beijing Baihui Zongheng Technology Company Ltd. (“Zongheng”) was formed on March 31, 2007 and is owned 80% by Baihui Technology and 20% by Baihui Software; and

(ii)

Beijing PC Star E-Commerce Co., Ltd. (“E-Commerce”) was formed on July 17, 2007 and is owned 50% by Baihui Technology and 50% by Baihui Software.

Effective March 31, 2008, Baihui Technology sold all of its shares in both the Zongheng and the E-Commerce to Baihui Software and other minority investors. As a result of this sale, effective March 31, 2008, Baihui Software owns 90% of the shares of Zongheng and 90% of the shares of E-Commerce.

The combined 2006 statement of operations represents 9 months of activity by Baihui Technology and 4 months of activity by Baihui Software. The combined 2007 statement of operations represents 12 months of activity by Baihui Technology, 12 months of activity by Baihui Software, 9 months of activity by Zongheng and 5 ½ months of activity by E-Commerce.

The combined interim March 2008 statement of operations represents 3 months of operations for all companies.

All significant inter-company transactions and balances have been eliminated upon combination.

Fiscal Year Ended December 31, 2007 Compared to Fiscal Year Ended December 31, 2006 and 3 months Ended March 31, 2008 compared to March 31, 2007

Revenue

For the year ended December 31, 2007, Baihui Technolgy’s revenue increased by 956.7% to $19,273,323, compared to revenue of $1,823,973 for the year ended December 31, 2006.

Substantially all of Baihui Technology’s software is acquired from and distributed to customers under a distribution agreement with a third party supplier. Baihui Technology purchases and subsequent sales generated from this one supplier were 6.5 times greater in 2007 over 2006: RMB 82,635,884 ($11.7 million Cdn) in 2007 compared to RMB 12,777,453 ($1.8 million Cdn) in 2006.

In the 3 months ended March 31, 2008, Baihui Technology’s revenues consisted mainly of sales generated from the third party supplier agreement.

Operating Expenses

Operating expenses include direct costs associated with software development and support, marketing and promotional expenses, administrative expenses, amortization (on property and equipment).

For the year ended December 31, 2007, operating expenses increased by 758.2% to $14,864,342, compared to operating expenses of $1,732,080 for the year ended December 31, 2006. Expenses increased in the same proportion as revenues increased due to the increased sales related to the third party supplier. This trend continues in the first quarter of 2008.

Amortization on property and equipment increased significantly reflecting the increased investment in capital assets associated with obtaining additional equipment to service the increase in sales of antivirus software.

Net Income

For the year ended December 31, 2007, Baihui Technology’s net income was $2,933,928 compared to a compared to a net loss from continuing operations of ($5,131) for the year ended December 31, 2006.

Net Income for the 3 months ended March 31, 2008 was $1,294,369 compared to net income of $308,040 for the same period in 2007. Baihui continues to successfully market its product and maintain positive operational results.

Liquidity and Capital Resources

As at December 31, 2007 and March 31, 2008, Baihui Technology was cash-flow positive and debt-free. Baihui Technology’s objective in managing capital is to ensure a sufficient liquidity position to market its products, to finance its sales and marketing activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with property and equipment and intangible assets.

Baihui Technology has financed its liquidity needs primarily through its operations and the issuance of shares. To date, Baihui Technology’s policy is to maintain a minimum level of debt, although debt could be considered as part of financing initiatives in the future.

On December 14, 2007, Baihui Technology entered into an agreement to contribute 5,000,000 RMB in exchange for 30% equity interest with 55% of the voting power in Beijing Huakaixing Network Technology Co. Ltd. (“Huakaixing”). Baihui Technology made an initial investment of 1,000,000 RMB in December 2007 and a further investment of 2,000,000 RMB in January 2008 and obtained a 30% equity interest with no voting rights; when the balance will be paid in July 2008, Baihui Technology will obtain 55% of the voting rights.

Related Party Transactions

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom Baihui Technology either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Baihui Technology or its subsidiaries.

	3 Months March 31, 2008 $	3 Months March 31, 2007 $	Year 2007 $	Year 2006 $
Revenue provided by	–	–	71,284	–
Interest paid to	–	13,489	12,614	4,639
Accounts payable to	–	–	847,941	761,430

During the year 2007, Baihui Technology reimbursed an account payable of 5,100,000 RMB ($761,430) to a related party including interest calculated at 1%. The current account payable does not bear interest. As of March 31, 2008, Baihui Technology had $1,894,395 ($847,941- December 31, 2007) accounts payable to related parties.

Economic and Political Risks

Baihui's operations are conducted in the PRC. Accordingly, Baihui's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

Baihui's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. Baihui's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

Baihui is not exposed to foreign exchange rate risk in that all of the operations are denominated in Chinese Renminbi.

Concentration of Credit Risk

Baihui is exposed to concentration of credit risk as one customer represents approximately 68% of accounts receivable as at March 31, 2008 (63% - December 31, 2007 and 8% - 2006). No individual customer accounts for more than 10% of total revenues. The accounts receivable are generally collected within 3 to 6 months and it is in the opinion of management that Baihui is not exposed to significant credit risk. There are no significant amounts past due or impaired at the balance sheet date.

Economic Dependence

Substantially all of Baihui’s software is acquired from and distributed to customers under the distribution agreement with a third party supplier. This agreement allows Baihui to distribute such software in certain defined territories (or regions) of China. The agreement between Baihui and the supplier is for a three (3) year duration and expires December 31, 2010. While it is anticipated that the supplier will renew the agreement with Baihui, there is a minimal risk to Baihui that the supplier will suspend or discontinue cooperation.

Commitments

Inventory Purchase

On March 8, 2007, Baihui renewed a distribution rights agreement. Under the terms of this agreement Baihui is committed to make certain purchases for the following approximate Canadian dollar amounts and to prepay for three months of inventory:

Year	Amount
2008	$20,000,000
2009	28,000,000
2010	41,000,000

In the event that Baihui is unable to meet the above purchase commitments, the supplier has the right to cancel the distribution agreement.

Acquisition of an Investment

The Company has a commitment to invest an additional 2,000,000 RMB ($541,200 Cdn) to complete its investment in Huakaixing, as described under the heading “Investing Activities” above.

Royalties

On September 29, 2007, Baihui entered into an agreement which commits Baihui to pay quarterly royalties to a software provider with whom it has an exclusive distribution agreement, starting March 12, 2008 through March 11, 2009, and renewable for one year. During the first quarter ended March 31, 2008, Baihui Technology terminated this agreement with the software provider. An accrued royalty payment of 2,401,446 RMB as of December 31, 2007 was no longer payable and was reversed during the quarter.

Lease Commitments

Baihui rents premises under operating leases. The aggregate minimum rental commitments amount to $291,190. The aggregate minimum rental is as follows:

2008

$251,615

2009

$39,575

Description of Securities

The authorized share capital of Silva Ford consists of 50,000 shares with a par value of US$1.00 each. As at the date hereof, there is one (1) share of Silva Ford issued and outstanding as fully paid and non-assessable and registered in the name of Mr. Wilson K.C. Cho. On June 3, 2008, Mr. Cho transferred his shares to Sky Gain.

The holders of the shares are entitled to: (a) receive notice of, attend and vote at all meetings of members of the company or to vote on any resolution of members of the company; (b) receive any dividend declared by Silva Ford on the shares; and (c) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Silva Ford, share in the distribution of the assets of the company upon dissolution.

Consolidated Capitalization

The following table sets out Silva Ford’s consolidated share capital as at December 31, 2007 and August 27, 2008.

Designation of Security	Amount Authorized	Amount Outstanding as at December 31, 2007	Amount Outstanding as at August 27, 2008
		(all amounts in U.S. dollars)
Shares ………...	50,000	$1.00	$1.00

Prior Sales

During the last twelve months, Silva Ford has not issued, and will not issue prior to the completion of the Transaction and concurrent Offering, any shares.

Stock Exchange Price

The shares of Silva Ford are not listed or posted for trading on any stock exchange or other organized market for securities.

Executive Compensation

The following table sets out all annual and long-term compensation for services in all capacities to Silva Ford for the fiscal years ended December 31, 2007 and 2006 of the President of the company. There are no other executive officers.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under OptionsGranted /SARs (#)	Restricted Shares or Restricted Share Units ($)	Long-Term Incentive Plan Payouts ($)	All other Compen-sation ($)
Wilson K.C. Cho	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Compensation of Directors

Silva Ford currently has one director: Mr. Wilson K.C. Cho. Silva Ford has no standard arrangement pursuant to which directors are compensated by the company for their services in their capacity as directors.

During the fiscal year ended December 31, 2007, the company did not pay any cash remuneration to its directors for their services in such capacity.

Management Contracts

Silva Ford is not a party to any management contract.

Non Arm’s Length Transactions

Silva Ford has not entered into any Non Arm’s Length Transaction.

Legal Proceedings

As at August  27, 2008, there are no legal proceedings to which Silva Ford or a subsidiary of Silva Ford is a party or of which any of their respective property is the subject matter.

Material contracts

Except for contracts entered into by Silva Ford in the ordinary course of business or otherwise disclosed herein, the only material contract entered into or to be entered into by Silva Ford which can reasonably be regarded as currently material is the Share Exchange Agreement.

A copy of the Share Exchange Agreement may be inspected, without charge, during normal business hours at the head office of the Corporation at Suite 100 - 759 Square Victoria, Montreal, Québec at any time until the closing date of the Transction and for a period of 30 days thereafter.

INFORMATION CONCERNING THE RESULTING ISSUER

Name and Incorporation

On completion of the Transaction and the closing of the concurrent offering, the corporate name of the Resulting Issuer shall be “PC Stars Inc.” The Resulting Issuer will continue to be a corporation incorporated under, and governed by, the provisions of the CBCA. The registered office and principal place of business of PC Stars shall continue to be located at Suite 100 - 759 Square Victoria, Montreal, Québec.

Upon completion of the Transaction and the Offering, PC Stars will own all of the issued and outstanding shares of Baiyou HK and Silva Ford, and the combined businesses of Baiyou HK and Silva, and their respective subsidiaries, as described in this Circular will constitute all of the operations of the Resulting Issuer.

Intercorporate Relationships

The following is a detailed organizational chart showing the corporate structure of PC Stars, the percentage of voting securities held, and the jurisdiction of incorporation of the principal subsidiaries of PC Stars.

Narrative Description of the Business

Relationship between Organization Structure and Financial Statements

Audited and interim financial statements for Dynasty prior to the Transaction and the Offering as illustrated above, for the periods ended December 31, 2007 and March 31, 2008, respectively, are included in Schedule I. Expenses associated with DNY BVI are included in Dynasty’s financial statements.

Audited interim financial statements of Baiyou HK for the quarter ended March 31, 2008 are included in Schedule J.

Audited and interim financial statements for GameOcean for the periods ended December 31, 2007 and March 31, 2008, respectively, are included in Schedule J. Financial statements of GameOcean were not consolidated with the financial statements of Baiyou Hangzhou as Baiyou Hangzhou was only recently incorporated on June 6, 2008.

Audited and interim financial statements for Silva Ford for the periods ended December 31, 2007 and March 31, 2008, respectively, are included in Schedule K.

Combined Audited and interim financial statements for Baihui Technology and Baihui Software for the periods ended December 31, 2007 and 2006, and March 31, 2008, respectively, are included in Schedule L. Baihui Technology and Baihui Software are independent legal entities under PRC law, but during the 2006 and 2007 financial years and the first quarter of 2008, they were involved in interdependent commercial transactions and were parties to intra-company agreements, which gave rise to the combination of their financial statements for those periods. A statement of earnings for Baihui Technology alone for the periods ended December 31, 2007 and March 31, 2008 is represented through “Adjustments” in the Pro-Forma Consolidated Statement of Earnings and Balance Sheet of Dynasty contained in Schedule M.

Stated Business Objectives

The net proceeds of the Offering will be used to fund the Resulting Issuer’s expansion plans as described herein, namely: (i) to pay licensing fees to SEGA for the exclusive rights to operate and distribute online games in China; (ii) to fund growth and expansion of PC Stars’ software and game card distribution businesses; (iii) to expand sales and marketing efforts relating to PC Stars’ online games; and (iv) for working capital and general corporate purposes. See “Information Concerning the Resulting Issuer - Available Funds and Principal Purposes”.

Milestones

As regards the growth and expansion of its software distribution businesses and the sales and marketing relating to online games, PC Stars expects to accomplish the following milestones:

Online Games

Milestones	Timing	Estimated Costs
Launch of SEGA games as set out in the SEGA Agreement	24 months	$14 million
▪ Growth and expansion of online games business in addition to SEGA games through the following:	12 months	$2 million

-

Expand sales of prepaid cards and virtual game products through leveraging of the brand, securing greater awareness among internet café owners, acquiring additional small to mid-size developers as clients, and creating tighter relations with virtual product suppliers

- Launch new Guangzhou Xinfanlian Universal Card

-

Increase ratio of active internet cafes to registered Guangzhou Xinfanlian retailing outlets through further enhancement of loyalty programs, continuous brand marketing, and upgrading of customer services

- Integrate Guangzhou Xinfanlian distribution channels with GameOcean and Baihui Technology
- Expand and enhance product offerings; strengthen the Resulting Issuer technology and operational platforms
- Develop social networking platform and enhance interactive community features to attract new players

Software

Milestones	Timing	Estimated Costs
Growth and expansion of software distribution business through the following:	12 months	$10 million
- Further integrate sales of packaged software with online sales of digital products, including payment processing, customer support, and technical services
- Expand product offerings
- Continue brand development
- Grow and expand online software distribution business including IT e-commerce and SaaS services
- Expand the business through selective investments, acquisitions and partnerships

Overview of the Business of the Resulting Issuer

PC Stars will be a leading interactive software company in China and, through its subsidiaries, develop, operate and distribute online games and distribute packaged and digital software.

Online Games

PC Stars will be a developer and operator of online games through its VIE, Guangzhou GameOcean. PC Stars will have an in-house game operations and development team, consisting of 204 employees, allowing it to create and update online games rapidly in response to constantly changing market demands and trends. Through its internal development capabilities and licensing agreements with third-party game developers, PC Stars will operate three MMORPGs and plans to launch eight additional MMORPGs over the next 17 months, including, the SEGA games. These games, among over 100 others from the largest Chinese online game companies such as Shanda, Netease, Giant and Perfect World, will be featured on the Resulting Issuer’s proprietary Internet portal (www.baiyou100.com), which has over two million registered users. PC Star’s agreement with SEGA, one of the largest entertainment software developers in the world, provides the Resulting Issuer with the exclusive rights to launch, operate and distribute four SEGA MMOGs in China and a right of first refusal to operate and distribute future games in China. In addition to providing access to all of its games through a single website, the Resulting Issuer’s Internet portal processes online payments, provides online game community features and handles virtual item transactions. PC Stars will distribute prepaid online game cards for its games to over twenty-five million customers through an extensive network of approximately 1,100 distributors and 50,000 retailers in 31 provinces across China, thereby making the Resulting Issuer the largest independent distributor in China.

Products and Services

PC Stars’ online games business focuses on offering MMORPGs to the Chinese market. These games are played over the Internet in “virtual worlds” that exist on networked game servers to which thousands of players simultaneously connect and interact. PC Stars develops and operates games that are targeted at or localized to the Chinese market, and strives to provide the highest quality game playing experience to its users.

PC Stars’ games offer significant opportunities for social interaction in cyberspace. Groups of players may, and often must, form teams or alliances to achieve certain collective game objectives, such as battles and missions. Games also incorporate instant messaging systems and chat rooms, which allow players to communicate and interact with each other in real-time groups or in one-on-one discussions. The bulletin boards in PC Stars’ games allow players to post notes or inquiries and respond to other players’ notes or inquires.

The following table summarizes the Resulting Issuer’s current and in-development game offerings.

Name of Title	Type	Genre	Graphics	Developer	Targeted Delivery
BAIYOU Phoenix	RPG	Medieval	2D	Object Software	Q3 2007
Warring States	RPG	Medieval	2D	Powerleader	Q4 2007
Athena(1)	RPG	Fantasy	3D	Strategic Master	Q2 2008
Dragon Throne	RPG	Fantasy	3D	Object Software	Q4 2008
Sangoku Seisen	RTS	Fantasy	3D	SEGA	Q4 2008
Sakura Wars MMO	RPG	Fantasy	3D	SEGA	Q1 2009
Beast Bloody(2)	RPG/Web	Fantasy	2.5D	In-house	Q1 2009
Magic Zone	RPG	Medieval	3D	Autogame	Q1 2009
Princess Q	RPG	Fantasy	2.5D	In-house	Q2 2009
Saint Seiya Online	RPG	Fantasy	3D	SEGA	Q3 2009
Initial D Online	RPG	Fantasy	3D	SEGA	Q4 2009
Phoenix Dynasty	RPG	Fantasy	3D	Object Software	Q2 2010

____________________

(1)

Athena has been operating in open beta since Q4 2007

(2)

Beast Bloody will be developed into two types: RPG and Webgame

1)

BAIYOU Phoenix

BAIYOU Phoenix is a 2D game developed by Object Software in 2005. Guangzhou GameOcean purchased operational rights in 2007. The game is based on ancient China at the age of BC 475, called “Warring States Time.” Seven states (Qi, Chu, Yan, Han, Zhao, Wei & Qin) existed and fought against each other. The game enables players to act as knights and reenact the war. Each play is allowed to determine which state out of the seven states is regarded as the knight’s home country.

2)

Warring States

Warring States was produced by Powerleader in 2004, and Guangzhou GameOcean purchased operational rights in 2007. It is a 2D game, based on ancient Chinese history at Warring States Time. There are seven states and three types of positions provided for each player’s “hero”. Each player manipulates his or her hero to defend the player’s home state.

3)

Athena

Athena was developed by Strategic Master in 2003. Guangzhou GameOcean equipped the game with a new 3D engine, making the game’s pictures and character’s more stable and sharp. Players in Athena build nations, repel aliens, and fight for freedom and loyalty.

4)

Beast Bloody

In 2007, Guangzhou GameOcean purchased exclusive rights in perpetuity to develop a game based on Beast Bloody, a popular internet fiction, from the author. Beast Bloody is being designed by the Resulting Issuer’s in-house game engineers, who will make the fantasy story into a gaming reality – players will re-experience the challenges and battles in a fantasy world.

5)

Dragon Throne

Dragon Throne is based on an ancient Chinese myth and was developed by Object Software and licensed to Guangzhou GameOcean in 2007. Driven by a newly defined game engine, Dragon Throne has won awards for best design, and superb audio and video quality. It has achieved industry recognition as “The Most Anticipated Online Game of 2008” and one of the “Top 10 Online Games in 2008.”

6)

Magic Zone

Developed by Autogame in 2007, Magic Zone is a 3D MMOG based on mythical stories of ancient northern Europe. Infused with numerous Chinese references, the game is designed to replicate the habits and behaviors of Chinese characters living in ancient history of northern Europe. Players can choose to represent themselves as humans, demons, pygmies or elves in a magic fantasy world.

7)

Princess Q

This title is currently in the concept development stage and detailed information is not yet available.

8)

Phoenix Dynasty

This title is currently in the concept development stage and detailed information is not yet available.

Guangzhou GameOcean’s games have received a number of industry awards, including among others:

•

“Dragon Throne” was recognized as “The Most Anticipated Online Game of 2008”, at the annual meeting of the Online Game Forum of China in December 2007.

•

“Dragon Throne” was further recognized as among the top 10 online games in 2008 by website visitors to www.tencent.com, sponsored by the Tencent Game Channel

Game Development

Unlike many of the Resulting Issuer’s competitors that solely operate MMOGs licensed from third-party game developers, we have in-house capabilities that allow us to develop games rapidly and in response to constantly changing market demands and trends. PC Star’s game development cycle from initial design concept to launch is anticipated to be approximately 12 to 18 months.

PC Stars believes that rapid and high-quality game development is critical to the company’s success and intends to expand its product offerings by continuing to develop additional MMOGs in-house. PC Stars will have a core product development team that is responsible for developing new games and developing updates to existing games, such as new virtual items and services. PC Stars will also try to design each of its games to cater to distinct market segments to grow its overall player base rather than merely shifting players from one game to another. The game development team consists of a programming department, design department and graphics department – a total of 64 personnel. Guangzhou GameOcean currently operates three MMORPGs and has eight additional MMORPGs in development, including two being developed in-house.

Online Game Licensing

PC Stars currently license games from SEGA, Object Software, Powerleader, Strategic Master and Autogame and are in advanced discussions with a number of additional independent online game developers in China to distribute their games. Under its license agreements, PC Stars will exclusively operate, promote, service and distribute its games in China. In return, PC Stars will generally pay an initial fee and ongoing royalties to the developer, the latter of which is generally determined based on the amount of money collected from players of the specific game.

On December 18, 2007, DNY (BVI) entered into an agreement with SEGA granting us exclusive rights to launch, operate and distribute four SEGA MMOGs in China and a right of first refusal to operate and distribute all future SEGA MMOGs in China for a period ending five years after the commercial release of the fourth SEGA MMOG.

SEGA, a subsidiary of SEGA Sammy Holdings, Inc., was established in 1951 and is headquartered in Tokyo, Japan. SEGA is a leading developer, manufacturer and distributor of amusement machines and interactive entertainment software for multi-platform use with 2006 game sales in excess of $1 billion and total games shipped of over 21 million units. Since withdrawing from the market for home video game hardware in 2001, SEGA has specialized in the provision of content and has implemented a multiplatform strategy of providing software for a wide range of platforms. SEGA controls the rights to some of the most popular and established brands in the games industry including, Sonic the Hedgehog, Virtua Fighter, and Phantasy Star Online.

Global Games Revenue Landscape

($ in millions)

Note: Physical & online game revenue for the 2006 fiscal year

(Nintendo revenue represents hardware and software sales)

Source: Public filings

PC Stars has used its and its partners’ insight into the local market and significant experience in the prepaid online game card distribution business to aid in our evaluation of which types of games SEGA will develop exclusively for PC Stars to distribute in the China market. PC Stars licensing process consists of a preliminary screening, review and testing of game concepts, cost analysis, and fee and royalty negotiation.

Summary of Licensed Online Games

Name of Title	Type	Genre	Graphics	Targeted Delivery

Sangoku Seisen	MMO	Fantasy	3D	Q4 2008
Sakura Wars MMO	MMO	Fantasy	3D	Q1 2009
Saint Seiya Online	MMO	Fantasy	3D	Q3 2009
Initial D Online	MMO	Fantasy	3D	Q4 2009

1)

Sangoku Seisen

Sangoku-Seisen is an online one-on-one real-time strategy game based on Sangokushi Taisen, which was a hit game in Japan. This trading card version of the Three Kingdoms period in Chinese history portrays the civil war between the Wei, Wu and Shu kingdoms in the aftermath of the Later-Han Dynasty. Players choose from 100 trading cards bearing designs of generals from that period, including Liu Bei and Guan Yu, and combine eight of them to devise a strategy for capturing the enemy’s castle.

2)

Sakura Wars MMO

Since the first Sakura Wars title was released in Japan in 1996, SEGA’s flagship hit series has racked up sales of over 4 million units. Sakura Wars MMOG is a completely original title that takes the series into the MMOG genre with the help of top creators, including Ojii Hiroi, who were responsible for the previous titles in the series. This MMOG fuses the unique atmosphere, compelling characters, and game system of Sakura Wars with all the features of an online game. Players join the newly established Shanghai Kagekidan and set out on an adventure to bring peace to Shanghai with the help of non-playable characters and other online players.

3)

Saint Seiya Online

Saint Seiya began as a comic book in 1985 and later expanded into an animated television series. Saint Seiya Online is an MMOG based on the highly popular world of Saint Seiya. Players either join the Athena Camp led by the protector Athena, or the Hades Camp led by Hades, the leader of the Underworld, and battle enemies (such as members of the enemy camp and mythological creatures), gain levels, and confronts the enemy camp. Players get heavenly garb or underworld garb through training, quests, and exploration as they aim to become the ultimate saint or specter.

4)

Initial D Online

This title is currently in the concept development stage and detailed information is not available.

PC Stars will make licensing payments to SEGA for each of our four licensed games of $5.8 million, $2.0 million, $5.0 million and $3.0 million, respectively, upon delivery of the game to PC Stars by SEGA. These payments are structured such that, with the exception of Sangoku Seisen, 50% is due upon delivery of the closed beta version of the game to PC Stars by SEGA and the balance due upon delivery of the commercial version. To date, the Corporation has paid to SEGA $1.8 million of the $5.8 million Sangoku Seisen license fee and a $200,000 special rights fee in consideration for SEGA granting it a right of first refusal on future SEGA MMOGs in China. Targeted delivery dates for the four games are shown above. PC Stars will also make future annual royalty payments to SEGA ranging from 23% to 33% of net game revenues.

Chinese Online Games Value Chain Trends

PC Stars believes that the online games value chain in China is undergoing a rationalization process. Large operators such as Shanda and Netease have become increasingly focused on in-house game development, and the two formerly separate processes of development and operation are becoming increasingly integrated. PC Stars believes that cultural barriers to entry have declined and the requirements and abilities to operate nationwide networks are no longer out of foreign reach.

As a result, many smaller developers have expressed interest in partnering with PC Stars to bypass the traditional operators. In addition to the SEGA licensing opportunity, PC Stars believes that it is well-positioned to partner with small- to medium-sized independent online game developers to aid them in competing effectively in the Chinese market. The Resulting Issuer’s distribution and payment processing platform will allow independent developers lacking sufficient liquidity and market reach to introduce a nationwide payment system on their own to achieve widespread exposure for their games.

Integrated Online Membership and Payment Platform

PC Stars’ integrated membership management and payment system in China, allowing it to maintain a single customer database that contains each customer’s profile and payment history. The system will provide a one-stop service to customers, distributors and developers. It will allow the Resulting Issuer to sell our online points to internet cafés, and enable internet cafés to check the balance of their points and pay PC Stars on their customers’ behalf. It will also provide customers with an integrated platform to log in, pay and use any of the fee-based products and services that PC Stars offers.

PC Stars’ integrated online game platform incorporates a variety of community-building features, such as chat rooms, which provide registered users a platform to interact in real-time groups or one-on-one discussions, and bulletin boards, which allow registered users to post notes or inquiries and respond to other users’ notes or inquires. PC Stars believes these features encourage user congregation on its sites which not only promotes player interaction for the games we offer and more revenue through additional game use but also creates a social network of users that can be monetized through other non-game products and services.

Pricing and Distribution

PC Stars has adopted a “free-to-play” item-based model for its games. Under a more traditional “pay-to-play” model, players pay for game playing time. Under the “free-to-play” model, players can access the basic functions of the game free of charge for as long as they want. PC Stars generates revenues when players purchase in-game items such as performance-enhancing items, clothing, accessories and pets that enhance the game play. PC Stars determines the price of each in-game item before its introduction, generally based on an analysis of a series of benchmarks, such as the price of similar items offered in other online games, the market price of the real-life item represented by the in-game item, and pricing of other popular forms of entertainment.

PC Stars generally develops a pricing curve to set the retail prices for the virtual products and services that it offers in its games. Pricing curves are developed primarily based on the magnitude of the advantage to the player’s character that the virtual product or service represents, demand for the virtual product or service, user game playing and payment patterns, and game development costs. Since the commercial launch of Baiyou Phoenix in October 2007, PC Stars has tracked and accumulated player data from its games, which provides it with an extensive database to analyze player patterns and to establish pricing curves for particular types of virtual products and services in the game.

Due to a lack of a mature retail credit infrastructure in China, customers typically purchase these in-game items through prepaid online game cards. Like prepaid phone cards, prepaid online game cards are offered in a variety of denominations to provide users with maximum flexibility.

Customers have the option to choose from various types of prepaid online game cards depending on their gaming habits. PC Stars will offer prepaid online game cards in a variety of denominations, from 10 RMB (approximately US$1.42) to 500 RMB (approximately US$71.4). Purchasers can also purchase virtual prepaid game points on the Resulting Issuer’s official game website for any whole number denomination, starting at a minimum of 15 RMB (approximately US$2.15).

PC Stars distributes its physical and virtual prepaid game cards and online points through its contractual relationship with Guangzhou Xinfanlian. Guangzhou Xinfanlian maintains a distribution network comprised of approximately 1,100 distributors and 50,000 retailers in 31 provinces across China serving over twenty-five million end-users. In addition to providing services for our games, Guangzhou Xinfanlian provides marketing and online distribution services for the products of many of the largest online games companies in China, such as The9, Netease, Kingsoft, Perfect World, Sohu, NetDragon and Shanda. Pursuant to a contractual agreement between Guangzhou Xinfanlian and the Resulting Issuer’s WFOE, Baiyou Hangzhou, PC Stars will be entitled to 70% of Guangzhou Xinfanlian’s ongoing net revenues in the form of fees for marketing, management, technical support, data management and other services.

Table 1: Guangzhou Xinfanlian Prepaid Online Game Cards

天下通
本卡充值以下游戏:
(更多请关注充值网站)
魔兽世界
征途游戏
金山游戏
久游游戏
搜狐游戏
网易游戏
完美游戏
充值网址: www.txtong.com.cn
¥30

天下通
本卡充值以下游戏：
(更多请关注充值网站)
腾讯 QQ
征途游戏
盛大游戏
金山游戏
久游游戏
搜狐游戏
网易游戏
充值网址：www.txtong.com.cn
¥10

Marketing

The Resulting Issuer’s overall marketing strategy is to rapidly attract new customers for its games via the following strategies.

Advertising and Online Promotion. PC Stars intends to advertise on many online game sites that are updated regularly as stipulated by contract provisions and in a number of industry publications.

On-Site Promotion. PC Stars plans to distribute free game-related posters, promotional prepaid online game cards for beginners, game related souvenirs such as watches, pens, mouse pads, calendars and paper bags at trade shows, selected internet cafés and computer stores.

In-Game Marketing. PC Stars plans to conduct “in-game” marketing programs from time to time, including player competitions in internet cafés across the country and online adventures for grand prizes.

Cross-Marketing. PC Stars has entered into cross-marketing relationships with major companies such as Kingsoft, SEGA, etc. The Resulting Issuer believes that its cross-marketing partnership with well-known companies will increase the recognition of its online game brands.

In addition, PC Stars has established a nationwide marketing network with those distributors and some retailers. PC Stars conducts frequent on-site visits to internet cafés and hosts and sponsors local marketing events. PC Stars carries out marketing and promotional activities throughout China, enabling it to reach a wide target audience and introduce our games to new players.

PC Stars competes primarily on the basis of the quality of its online games, the strength of its product management approach, the technical stability of its online game platform, the quality of its customer services, the reach of its distribution network and the efficiency of its payment system. PC Stars believes that its in-depth understanding of the taste of Chinese game players and game business model in China will help it greatly to launch games tailored to Chinese game players and ensure the popularity of its games. In the meantime, its extensive distribution network and experienced marketing team will promote its games effectively and attract players to PC Stars’ products.

Customer Services

PC Stars has focused on providing excellent customer service in order to retain its existing customers and to attract new game players. Players can access our customer service center via phone, online in-game chats or e-mail at any time 24 hours a day, seven days a week. As of March 31, 2008, PC Stars had 27 dedicated customer service representatives, many of whom are online game fans with deep understanding of game play and players.

All of PC Stars’ customer service representatives participate in a formal training program before commencing work. PC Stars expects to continue to expand the size of its customer service team with the growth of its player base and the expansion of its game portfolio. PC Stars will implement detailed performance measures to monitor calls to ensure that its customers will receive quality service. In addition, PC Stars also plans to operate online bulletin boards that enable players to post questions to, and receive responses from, other players. In addition to providing customer service to its players, PC Stars’ customer service representatives will also collect player comments and complaints about its games and generate periodic reports for management and operations personnel that summarize important issues raised by players and PC Stars’ responses to those issues.

PC Stars plans to have in-game game masters monitor to maintain an effective and fair gaming environment. Game masters will receive formal training and will be responsible for organizing in-game events, troubleshooting and actively and continuously monitoring the online game environment. Game masters are always available to respond to players’ inquiries, initiate the bug reporting and removal process, and identify, record and deal with players’ inappropriate behavior such as cheating and fighting. PC Stars believes that our provision of game masters to monitor the gaming environment is an important element in maintaining its customer loyalty and efficiently addressing technical problems as they arise. PC Stars plans to provide dedicated game masters for each game to serve the players of those games.

Network Infrastructure

PC Stars believes that it has reliable and secure operational infrastructure to fully support current and planned online games. As of March 31, 2008, PC Stars’ server network for its game operations consisted of approximately 60 servers with the capacity to accommodate 30,000 concurrent online users. However, Guangzhou GameOcean is in the process of acquiring another 1,000 servers to support nearly a half a million players in 2009. PC Stars has contracts with reputable vendors for warranty services for its hardware platform and employs ten technical support staff to maintain its current technology infrastructure and to develop new software features to further enhance the functionality of PC Stars’ systems.

Software Distribution Business

Through a 70% equity interest in Baihui Technology, PC Stars operates what it believes is one of the most extensive software distribution and service platforms in China, offering more than 4,500 global and domestic software products from approximately 600 software developers to over 2,400 retailers and 1,000 system integrators.

Products and Services

Baihui Technology acts as the exclusive Chinese provider of Kaspersky Anti-Virus, one of the most popular anti-virus programs in China, and provide distribution services for many leading software developers, including, Microsoft, eEye, and Solarwinds.

PC Stars believes that its software distribution platform (www.softwarelist.cn) enables individual and business users to purchase software efficiently and reduce the cost and complexity of software licensing for software developers and end users. PC Stars interactive online platforms offer software products and provide services to companies spanning the value-chain from software developers and resellers to end users. Systems integrators and other resellers can take advantage of PC Stars’ complete, end-to-end, web-based solution for license distribution including a professional service team comprised of full-time and part-time IT consultants, solution providers, and system integrators who are available to customize software solutions to fit the needs of end users. Through www.softwarelist.cn, customers can acquire discounted software, quality customer service and assurance that they are in compliance with all copyright laws.

PC Stars will provide its software developer and sub-distributor partners with a broad range of service offerings including product marketing, product promotions, public relations and various levels of customer service and technical support. PC Stars’ services help its partners to increase revenue and reduce sales and service costs by allowing them to monitor logistics and sales transactions in real time.

Table 3 www.softwarelist.cn Website*

*Note:  Graphic may not be up-to-date.

Baihui Technology has entered into a contractual agreement with Baihui Software to work collaboratively to provide an integrated software sales and service solution to their respective customers and to mutually benefit from an exchange of certain royalties and service fees. Baihui Software enables individual users to purchase software efficiently through single-user online distribution platforms (www.rj100.com). Baihui Software maintains an IT e-commerce platform (www.xkvip.com), an online sales platform that offers an integrated one-stop software, hardware and consumer electronics solution portal to its customers. It also has its own IT search engine and software-as-a-service (“SaaS”) platform that allow customers to locate and purchase SaaS solutions securely (www.baihui.com) in partnership with many software developers offering products in China.

•

IT E-Commerce – (www.xkvip.com) is an extension to our core software and licensing distribution solutions and acts as an E-Commerce platform that provides integrated IT solutions for customers. Xkvip.com is focused on offering consumers quality software and hardware technology products at affordable prices. Typical products sold via the site include computer accessories, peripheral equipment, office products, digital products, software and memory products. After a consumer makes a purchase via the website, the Internet-based payment is processed, Baihui Software then purchases the ordered goods from the nearest supplier and the order is shipped directly to the customer. Baihui Software maintains a full-time customer service department that is responsible for tracking the shipment and handling any customer follow-up.

•

SaaS based on IT vertical search engine – Baihui Software’s vertical search engine for IT information (www.baihui.com) will help diversify our customer base and product offerings. Vertical search engines are specialized search tools that allow users to focus on a narrowly defined set of information. As a result, they are of most value to consumers interested in a particular area and companies that want to reach a more focused audience. Due to an intimate understanding of the Chinese IT industry and employment of the most advanced vertical searching technologies, Baihui’s vertical search engine can provide many types of targeted searching services. PC Stars plans to construct a SaaS platform around this search engine and use the search engine to recommend our SaaS services. PC Stars’ SaaS product line is under development and testing and is estimated to go live commercially in the third quarter of 2008.

Table 4: www.xkvip.com and www.baihui.com Websites

Pricing and Distribution

The pricing structure for software products PC Stars’ distributes is determined on either a per product basis with its suppliers or as part of a more general agreement with a supplier governing a series of products. Typically PC Stars acquires these titles at wholesale prices and derive revenue based on the difference between the wholesale and retail price. PC Stars believes that prices of authentic software in traditional brick-and-mortar distribution channels in China are typically beyond what many local customers can afford and that PC Stars’ online distribution platform allows it to offer consumers the same software at more affordable prices. PC Stars’ pricing policy is structured to yield gross margins of approximately 30 to 40%.

Both Baihui Technology and Baihui Software are branded nationally as PC Stars and featured on its primary software distribution Internet portal (www.pcstars.com.cn). PC Stars believes that is has reliable and secure operational infrastructure to fully support its current and future software distribution needs. As of March 31, 2008, PC Stars’ server network for our software operations consisted of approximately 25 servers. PC Stars’ employs 10 technical support staff to maintain its current technology infrastructure and to develop new software features to further enhance the functionality of its systems.

Sales and Marketing

In order to achieve PC Stars’ goal of being the leading brand in software distribution in China, it plans to incorporate the following marketing strategy:

•

PC Stars will launch a series of public relations and brand marketing campaigns to further cement its reputation as a leading innovator in the business. PC Stars will aim to make its clients and the general public better understand its value-added service capabilities and how to easily access its products and services.

•

Through its online platform PC Stars plans to set up communities of developers, resellers and end users with the belief that tighter cooperation and more communication among the various parties along the value-chain will greatly improve customer loyalty.

PC Stars will work to improve the user experience through promotion of products and services and by offering promotional discounts. By offering promotional products and discounts, PC Stars believes it will attract more developers and end users to try its services. At the same time, increasing sales should facilitate more resellers to join its distribution system.

PC Stars is planning to launch brand advertisements on CCTV in conjunction with Kaspersky in August 2008 along with channel marketing and promotions. The channel marketing plan includes leveraging partnerships with online distributors and suppliers, frequent meetings of supply chain partners, periodic press conferences, increased support capability through customer service and technical training for staff, distributors and other partners.

Moreover, a public relations campaign is being planned to enhance PC Stars media relationships including updating its media database, organizing media conferences and launching a “joyful customer experience” campaign to heighten awareness of its company’s superior service.

PC Stars has accumulated in-depth knowledge of the Chinese software market, and the PC Stars brands have become widely recognized across China. PC Stars’ understanding of domestic requirements and preferences has allowed it to select products and provide services that are tailored to local users and to establish partnerships with strategic players in different areas including technology, consultation and training and marketing. PC Stars believes its extensive industry experience and these recognized national brand names significantly enhance its ability to operate its distribution businesses in China.

Customer Services

PC Stars centralized customer service center is located in Beijing, China and is operated 24 hours a day, seven days a week. Customers may call or e-mail its customer service center at any time and receive timely responses. Special “green passage” rights are given to VIP customers, which enables quicker and higher level response time by customer service.

Due to the geographical scale of the China market, PC Stars has augmented its in-house centralized customer service center with a customer service alliance comprised of third-party system integrators and IT-service providers. These system integrators and IT-service providers are located in local markets throughout China and are able to provide professional and efficient service to their customers in disparate locations.

Competition

Online Games

PC Stars online games business competes principally with the following groups in China:

•

Online game operators in China, including Shanda, The9, Kingsoft, Perfect World, Tencent, NetDragon and Giant;

•

Major Internet portal operators in China, including publicly-listed companies such as Netease, Sina and Sohu, all of which leverage their existing strength in aggregating content, and marketing and cross-selling among their established Internet user base to promote online games; and

•

Online game distributors such as Junnet, Beijing Oriental-lion Information Technology Co, Ltd. and Beijing Cncard Ltd.

PC Stars existing and potential competitors may compete with it in marketing activities, quality of online games and sales and distribution network. Many of its existing and potential competitors have significantly greater financial and marketing resources than we do.

Software Distribution

PC Stars distribution business competes principally with the following groups in China:

•

Online software distribution companies in China, including Federal 8844 Mall and Huajun-Sky Software Mall;

•

Online license distribution companies in China, including Qast Systems Solutions Inc., Beijing Com & Lan System Tech Co., Ltd., XLSoft, Beijing Kun & Lan, and CemTek Computers Solutions;

•

IT E-commerce companies in China, including Jingdong Online IT Mall; and

•

SaaS providers in China, including Alibaba Software, Digital China and Mingwan Co.

Intellectual Property

The Resulting Issuer’s intellectual property rights include trademarks and domain names associated with PC Stars, Baiyou, Baihui Technology and their subsidiaries in China and copyright and other rights associated with their websites, technology platform, self-developed software and other aspects of the business. PC Stars regards its intellectual property rights as critical to its business. PC Stars relies on trademark and copyright law, trade secret protection, non-competition and confidentiality agreements with its employees, and license agreement with its partners, to protect its intellectual property rights. PC Stars requires employees to enter into agreements requiring them to keep confidential all information relating to customers, methods, business and trade secrets during and after their employment with PC Stars and assign their inventions developed during their employment to PC Stars. PC Stars employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are the property of PC Stars.

Facilities

PC Stars Inc.

Address: 759 Square Victoria, Suite 100, Montreal, Québec, Canada H2Y 2J7.

Baiyou HK

Address: Suite 410, 4th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong.

Baiyou Hangzhou

Room 101-102 and Room 401-402, block B, Building 8, No. 4028, Nanhuan Rd. Binjiang District, Hangzhou.

Guangzhou GameOcean

Principal offices, encompassing substantially all of GameOcean operations, are located on premises comprising approximately 3,550 square meters in Hangzhou, Guangzhou, Beijing, Jinan, and Nanjing, China. All of GameOcean’s premises are leased from unrelated third parties.

Guangzhou Xinfanlian

Address: 20th floor, Fengwei Mansion, Siyouxin Road, Guangzhou

Silva Ford

Address: Akara Bldg., 24 De Castro St., Wickhams Cay 1, Road Town, Tortola, British Virgin Islands

East Wealth

Address: Suite 410, 4/F, Jardine House, 1 Connaught Place, Central, Hong Kong

Baihui Technology

Bai Hui Digital Stars Technology Co Ltd

Address: Room910, No.32, Haidian South Road, Haidian District, Beijing, 100080, P.R.China 2,

Bauihui Digital Stars Software Co

Address: Room908, No.32, Haidian South Road, Haidian District, Beijing, 100080, P.R.China 3,

PC Stars believes its existing facilities are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Employees

PC Stars expects to have 8 full-time professional and support staff located in Montreal, Canada.

Baiyou Hangzhou is presently building out its labor force and plans to have a staff of about 25 employees in 2009.

Guangzhou GameOcean employs 204 professionals, including 64 developers.

Guangzhou Xinfanlian employs 83 professionals.

In addition, Baihui Technology currently has 110 employees, of which 96 are working in Beijing and the remaining employees are working in regional offices located in six different cities in China.

None of the foregoing employees are represented under collective bargaining agreements. PC Stars considers its relations with its employees to be good.

Industry Overview

China Economic Overview

Over the past several decades, globalization of trade, economic growth among developing nations and improvements in technology, infrastructure and communications have significantly expanded the global economy. In particular, China’s economy has demonstrated strong growth and has become one of the largest economies in the world. Based on information published by the International Monetary Fund (“IMF”), China’s real gross domestic product (“GDP”), grew at a compound annual growth rate (“CAGR”) of 10.4% between 2002 and 2006, reaching 2.8 trillion in 2006, making China the fourth largest and fastest growing economy in the world. China’s real GDP grew 11.1% in 2006 to $2.8 trillion and continues to rank as the world’s fastest growing economy. The IMF expects China’s GDP to grow from $2.8 trillion in 2006 to approximately $3.7 trillion in 2008, representing a CAGR of 10.7%.

China’s Historical GDP

($ in billions)

Note: US$ value is computed at current price, growth rate is computed at constant price

Data Source: IMF

Internet Growth in China

The Internet has become a powerful medium for content, communication and commerce in China and globally, and the number of Internet users in China has grown rapidly in recent years. According to China Internet Network Information Center (“CNNIC”), the number of Internet users in China grew from 59.1 million in 2002 to 162.0 million in June of 2007, representing a compound annual growth rate of 25.1%. During the same period, the Internet penetration rate in China increased from 4.6% to 12.3%. With the second largest Internet market in the world in terms of number of users, Internet penetration in China is still low compared to developed countries such as the United States and Japan. According to CNNIC, Internet penetration rates in the United States and Japan were 69.9% and 67.1% in 2007, respectively.

China’s Internet User Population

(Millions of Users)

Data Source: CNNIC 20th Statistical Survey Report

World Internet Penetration Rates

Data Source: CNNIC 20th Statistical Survey Report

The continuing development of Internet services, reduction in Internet access costs and lower computer prices are expected to further drive the increase in the number of Internet users in China. In particular, the growth in China’s Internet market is expected to be further fueled by the growth in broadband access. According to CNNIC, the number of broadband users in China grew at a compound annual growth rate of 91.4% between 2002 and June of 2007, reaching approximately 75.6% of the Internet users. Broadband access offers Internet users significantly faster access speed and the convenience of having an “always-on” network connection, which together facilitate greater usage of the Internet for e-commerce activities.

China Software Industry Overview

According to IDC, in 2006, China’s packaged software market, which includes a broad range of commercial software products for consumers and enterprises, reached $3.4 billion. In the Asia ex-Japan packaged software industry in 2006, Australia was the largest market representing 25.5% of the industry while China was the second-largest market with a 24.9% share of industry revenue. South Korea ranked third with a 15.9% market share by revenue. In 2007, IDC expects China to grow its market share at the expense of South Korea and Australia. Heavy investment by both foreign and local software vendors in the China market has resulted in greater technology awareness and strong software adoption among consumers and enterprises. Many industries in China are experiencing a peak period of investment driven by the country’s accession to the World Trade Organization and its successful bid for the 2008 Olympic Games. According to Chinese Software Industry Association, the domestic software market in 2006 was RMB 480 Billion, and is expected to grow at an average rate of 30% over the next five years.

Growth in the software industry in China, as in other developing economies, has traditionally been hampered by software piracy. This is a particular issue with standardized commercial software sold to consumers and enterprises for use on standalone computers. In recent years, significant progress has been made by government agencies and software providers in reducing the impact of software piracy through consumer education, new piracy protection technology and government support of domestic software providers. China’s software industry is also marked by an increasing trend among software providers to develop “on-demand” software products which are distributed directly to users over the Internet. One major benefit of on-demand software is that it allows developers to maintain greater control over software source code and decreases the threat of software piracy. On-demand software also provides benefits to users such as ease of implementation and cheaper access to software.

In the long-term, PC Stars believes there are a number of growth drivers for China’s packaged software industry, including:

•

In May 2004, the PRC State Council promulgated the use of only legal, non-pirated computer software in government offices. The PRC government agencies finished implementing the regulation at the beginning of 2006. In April 2006, the State Council promulgated the use of only legal, non-pirated computer software in state-owned enterprises (SOEs). Since then, PRC government agencies and SOEs have been adopting copyrighted software when making procurement decisions.

•

The increasing disposable income among the Chinese population has led to stronger demand for personal computers which, in turn, will drive the demand for applications software.

•

China has a large number of relatively low-cost software programmers, who are skilled in advanced software design and development to support the continued technological advancement of the industry.

•

Although certain sectors in China, such as telecommunications and banking, have already established world-class information technology infrastructures, many other industries have yet to build advanced information technology systems. As more and more industries undergo infrastructure upgrades in the future, there is expected to be an increasing demand for software products.

•

The PRC government has identified software as an industry that is essential to economic progress. Government departments in the top tier cities, such as Beijing and Shanghai, have been upgrading office applications software in recent years, to increase productivity. This purchasing momentum has also been adopted by second and third tier cities in China.

•

China’s membership in the World Trade Organization and its implementation of the agreement on Trade-Related Aspects of Intellectual Property Rights, or TRIPs, has led the PRC government to become more aggressive in enforcing intellectual property rights protection laws and combating pirated software.

•

China’s full accession to the World Trade Organization and its successful bid for the 2008 Olympic Games have raised China’s prominence in the global economy and stimulated investment in Chinese industries which directly benefits software providers in China.

Security Software

Internet security has become an increasing concern for Internet users as the scale and nature of security threats has evolved. In the past, computer viruses have been created to disrupt computer hardware and to disrupt Internet services through denial of service attacks. The damage caused by such computer virus attacks has gained media attention and notoriety for those responsible for generating the attacks. However, criminals are increasingly utilizing targeted Internet intrusions to gain access to personal information for monetary gain. These threats tend to be more covert and more difficult to detect by Internet users. As a result, there has been increasing demand among Internet users and enterprises for security solutions to defend against a range of covert threats. The changing nature of Internet threats requires security software to be updated frequently. Piracy of security software is, therefore, not a significant risk to the industry. Developers of security software continuously monitor the Internet for new threats and provide software updates to licensed users to defend against such threats.

Various types of security software exist for Internet users and enterprises to protect their computers systems and data. These include:

•

secure content management software, which scans computer systems and incoming data for intrusions such as viruses, worms, spyware, Trojans and spam;

•

access management software, which verifies the identities of system users and controls the access of valid users to data within a computer system;

•

firewall software, which monitors and controls the access between applications on a computer system and the Internet;

•

intrusion detection software, which monitors computer networks for unauthorized access and malicious activity; and

•

security management software, which enables enterprises to operate and monitor their range of security initiatives.

Security software providers offer products with one or more of these functions. According to IDC, secure content management software accounts for the largest segment of the security software market and is estimated to be 58.3% of the overall security software market in Asia (excluding Japan). The popularity of secure content management software is driven by the need for individual Internet users and enterprises to protect their computer systems from covert intrusions, which can lead to theft of valuable data and system damage.

Overview of the Security Software Market in China

According to IDC, China was the third-largest security software market in Asia (excluding Japan) in 2006, with a market size of approximately $159.3 million. China is expected to overtake South Korea in 2007 to become the second-largest security software market in the region.

PC Stars believes there are numerous growth drivers for China’s security software market, including:

•

an increasing number of Internet users in China will drive demand for network security software;

•

an increasing number of consumers and enterprises are becoming aware of the importance of network security due in part to high-profile virus outbreaks affecting computers worldwide;

•

increasing proliferation of spyware and other Internet-based intrusions have increased the risk of theft and fraud for Internet users;

•

as the use of e-mail or online messaging services grows, there is stronger demand for anti-spam software to prevent unwanted marketing messages; and

•

increasing broadband and wireless computing penetration in China has opened new avenues for online attacks.

The development of an online payment infrastructure in China is still at an early stage. Consumers who utilize online shopping or other e-commerce activities demand increasingly sophisticated security software to protect their computer systems and prevent theft of personal data. Similar to the rest of Asia, this trend has led to increasing demand for secure content management software in China.

The development of online payment in China has also enabled the sales and distribution of secure content management software directly over the Internet to users. Consumers can download security software directly from software providers and receive ongoing software updates according to pre-paid software maintenance plans. The use of the Internet as a distribution channel has allowed security software providers in China to lower software distribution costs, broaden the potential user base and reduce software piracy.

China Online Games Overview

Online games are electronic games played over the Internet via network servers and game data stored on the servers. The rapid growth of the online games industry in China can be attributed, in part, to the lack of competition from a strong offline games industry. Offline games are played on personal computers, video game consoles, or handheld video game devices using software provided on a disk or a cartridge. The offline games industry in China has not developed as rapidly as in other countries, such as Japan or the U.S.A., primarily due to industry concerns over product piracy. The online game model limits the risk of piracy by allowing game operators to maintain control of game executable files on proprietary servers and eliminating the need to deliver software by disks or cartridges. There are currently several major categories of online games:

Massively Multiplayer Online Role Playing Games - MMORPGs allow for thousands of users to play in an evolving virtual world at the same time over the Internet. Players’ computers generally need to have game-specific software installed to enable access to specific game servers. In a typical MMORPG, players adopt specific characters within the game to develop personalized experiences, skills and game attributes, which can be carried over into higher game levels. Because MMORPGs are relatively sophisticated and require a significant amount of time to become proficient and ultimately master, players tend to spend significant time playing and have a high degree of loyalty to the game. MMORPGs do not typically have a game ending. Instead, there are numerous stories with unlimited scenarios and game situations that may be presented depending on the actions of a particular player and the actions of fellow players playing within the same game environment. Players must install end-user software, typically available on the game website, on their computers. In China, users are usually provided with user-end software for free.

Casual Games - Casual games generally involve fewer than ten users interacting online and tend to be relatively easy to play and are typically concluded within a short period of time. Popular game genres include sports games such as car racing and basketball, social games such as dancing games, card games such as solitaire, hearts and poker, chess, trivia games such as puzzles and parlor games such as blackjack and checkers. Players can typically download the end-user software from the game website directly. The games are usually played free of charge and, when compared to MMORPGs, tend to draw a broader group of players, with diversified age groups and a more equal gender mix.

The online games industry consists of three segments: (i) game development, (ii) game operation and (iii) distribution. Game developers produce online games through the coding and testing of online game software. Game operators perform the marketing, sales and product support functions required to maintain an online game in a particular market. Distributors provide the channels to access users. Typically, users pay distributors for game points which are used to play online games. Companies within the online games industry operate within one or more segments of the industry depending on the scope of their capabilities. For example, game developers may choose to operate their own games or license them to third-party operators. Licensing of games to third-party operators is particularly common among game developers which seek to launch their games in foreign countries. Game operators partner with distributors, such as retail outlets and Internet cafés, to sell game points to users.

Online Games Value Chain

There are two primary revenue models for online games. The “pay-to-play” model requires users to pay for game points to access an online game for a period of time. Once a user’s paid time has expired, the user must purchase additional points in order to continue playing the online game. A second revenue model, called “item-billing”, allows registered users to access an online game for free. Instead, users purchase game points which can be exchanged for virtual items in the game to enhance their game playing experience. Historically, online games in China primarily adopted the “pay-to-play” model. In recent years, the “item-billing” model has gained increasing popularity by Chinese game operators.

Revenue from Top 10 MMORPG Games

As seen in the chart below, annual revenues from successful MMORPG games can exceed $100 million.

Name of Title	Revenue/Month ($mm)	Operator	Category	Estimated profit percentage	Life

Fantasy FFW	$15.4	Netease	MMORPG	80%	7 years
WOW	12.2	The9city	MMORPG	20%	Last year
Zhengtu	9.6	Ztgame.com	MMORPG	75%	3 years
The legend of Mir II	7.5	Shanda	MMORPG	25%	7 years
Zhuxian	6.8	Perfect world	MMORPG	45%	3-5 years
Moyu	6.2	91.com	MMORPG	75%	3-5 years
The World of Legend	5.5	Shanda	MMORPG	70%	5-7 years
WWJ2	5.0	Netease	MMORPG	80%	7 years
Kartrider	4.1	TianCity	Casual	50%	3-5 years
Audition	3.4	9you.com	Casual	50%	3-5 years

Source: Internal company estimates substantiated by data from the following sources:

•

“China Finance Online,” Asia Pacific Equity Research, JPMorgan, September 21, 2007.

•

“The9 Limited,” Asia Pacific Research, September 2, 2007.

•

“Netease,” Asia Pacific Research, August 1, 2007.

•

“Sina,” Asia Pacific Research, August 7, 2007.

•

“Shanda Interactive Entertainment,” Asia Pacific Research, August 28, 2007.

•

“Sohu.com,” Asia Pacific Research, July 31, 2007.

•

“Sohu.com,” Asia Pacific Research, August 2, 2007.

Dominance of Online Games in China

Online games have become the dominant form of computer game entertainment in China. The online game model provides game developers and operators with a number of distinct advantages over offline games, including:

•

the ability to develop strong user loyalty and maintain a large user base through online communities and user interaction;

•

the ability to deliver products over the Internet, thereby eliminating traditional inventory and distribution costs;

•

more stable revenue streams provided by renewable subscriptions and recurring purchases from captive users;

•

the ability to deliver product upgrades directly to consumers over the Internet to enhance user interest and extend product life cycles;

•

the ability to monitor the game environment and continually track user behavior online; and

•

the availability of a wider range of payment methods including prepaid online game cards, electronic and mobile phone payments.

Users of online games are attracted to the community interaction with fellow game users provided by the online game environment. According to a 2006 survey conducted by iResearch Consulting Group, 59.6% of respondents cited meeting new friends as the primary reason for playing online games. This strong demand for interaction among online game users allows successful online games to develop large, devoted user populations.

Online Game Market in the Asia-Pacific Region

The Asia-Pacific online game market is expected to continue its growth, fueled by the development in several countries in the region, particularly China. The following chart shows IDC’s forecast of trends in the online game markets of several countries and regions in the Asia-Pacific region.

Data Source: IDC Asia/Pacific Online Gaming Market Data Table, May 2007

Growth of Online Game Market in China

China is a key online game market in the Asia-Pacific region and has substantial growth potential. According to IDC, China’s online game revenues were US$816 million in 2006, representing a 73.5% increase over 2005. IDC predicts that China’s online game revenues will reach US$3.0 billion by 2011, representing a CAGR, of 30.2% from 2006 to 2011.

The following table sets forth IDC’s forecast of Internet users and the online game market in China for the period from 2006 to 2011.

China Internet and Online Game Industry Forecast

Data Source: IDC, Greater China Online Gaming 2007-2011 Forecast and Analysis, March 2007

Many factors have supported and PC Stars believes are likely to continue to drive the growth in the online game market in China:

Increasing Internet, broadband and PC penetration - The development of the Internet and broadband penetration provides a solid base for the online game industry in China. According to IDC, the Chinese Internet population is expected to increase from 128.7 million users in 2006 to 196.4 million users in 2011, representing a CAGR of 8.8%. In addition, according to CNNIC, broadband penetration in China increased as broadband subscribers reached 90.7 million in 2006, an increase of 41.1% over 2005. Furthermore, China was the largest personal computer market in Asia in 2005 and IDC projects that personal computer shipments in China will continue to grow strongly. Each of these trends allows more people in China to access the Internet and increases the potential market size of online games.

High degree of user loyalty - The interactive nature of online games creates a strong sense of community among game users and leads to a high degree of user loyalty. MMORPGs, in particular, foster the development of social networks by allowing users to form groups to achieve certain features of the game. The ability to interact with other users in a social manner including love, romance and friendship helps to keep users engaged in the game. In addition, the frequent introduction of new game maps, characters, weapons, or other features by game operators creates a dynamic game environment. Users also devote a significant amount of time to developing the skills required to play and to progress in a game. According to a July 2006 CNNIC report, online game users in China spent 11.0 hours on average per week playing online games.

Widespread Internet cafés - Online game players in China often play online games in Internet cafés. Widespread Internet cafés throughout China have given players who otherwise do not have access to the Internet or broadband opportunities to play online games and thus have expanded the geographic and demographic reach of online games in China. According to IDC, in 2006, approximately 41.7% of Chinese online game players accessed games at Internet cafés, where only a small fee for using the café is charged in addition to the game charges.

Attractive form of entertainment and limited number of other forms of entertainment - An increasing number of consumers are looking beyond traditional media to the Internet, including online games, as a source of entertainment. In China, where traditional forms of media entertainment are predominantly state-owned, the Internet functions as an affordable and attractive form of alternative entertainment, particularly for young people. Similarly, in small- to medium-sized cities and townships, where alternative forms of entertainment are often limited, the Internet has become an increasingly important source of entertainment. The most popular online games have been localized or tailored specifically for the Chinese market to appeal to local users. Online games, especially MMORPGs, enable players to participate interactively in the games and compete against each other on a massive scale, thereby offering players a sense of fulfillment in a community setting. Frequent online and offline activities organized by game operators and Internet cafés also help to build a community of game players. Online games are a way for many young players to express their emotions, create virtual personalities and are important social networking outlets for many players. These factors, combined with the lack of more appealing entertainment options in China, make online games an attractive form of entertainment in China, especially for people between the ages of 16 and 35.

Low entry cost and convenience of play for users - Games of console systems, such as those made by Sony, Nintendo and Microsoft, typically require a significant one-time payment for the hardware equipment and software needed to play a game. In contrast, the entry cost for online games is relatively low and online game software is typically free to download onto a computer. While more advanced computers are still expensive in relation to Chinese per capita income, widespread Internet cafés throughout China provide players with easy and low-cost access to online games. In addition, many online games are designed with relatively basic hardware requirements, minimizing the cost barriers for some entry-level players. As the household Internet penetration rate in China continues to grow, an increasing number of users will access online games directly from home. According to CNNIC, the number of in-home broadband users increased from 64.3 million in 2005 to over 90.7 million in 2006 with a growth rate of 41.1%. The widespread availability of broadband connectivity has enhanced the popularity of online games.

Proven effective payment system - The prepaid online game playing time revenue model in China allows online game operators to derive revenues as soon as a player begins to play a game and eliminates any fee collection problems.

PRC Government Regulation

Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online games, and regulated by various government authorities, including:

•

the Ministry of Information Industry;

•

the General Administration of Press and Publications;

•

the State Administration for Industry and Commerce;

•

the Ministry of Culture; and

•

the National Copyright Administration.

The principal PRC regulations governing the Internet content provision industry as well as the online game services in China include:

•

Telecommunications Regulations (2000);

•

the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001);

•

the Administrative Measures for Telecommunications Business Operating Licenses (2001);

•

the Internet Information Services Administrative Measures (2000);

•

the Tentative Measures for Administration of Internet Culture (2003);

•

the Notice on Several Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);

•

the Tentative Measures for Administration of Internet Publication (2002);

•

the Foreign Investment Industrial Guidance Catalogue (2007);

•

the Administrative Measures on Electronic Publications (1998);

•

the Administrative Measures on Software Products (2000);

•

the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•

the Measures on Computer Software Copyright Registration (2002);

•

the Notice of the Ministry of Culture on Enhancing the Supervision on Internet Culture Market (2002);

•

the Notice on Enhancing the Content Review Work of Online Game Products (2004);

•

some Opinions of the Ministry of Culture and the Ministry of Information Industry on the Development and Administration of Online Games (2005);

•

the Notice on the Work of Purification of Online Games (2005);

•

the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (2006); and

•

the Circular on Implementing Online Game Anti-fatigue System to Protect the Health of the Minors (2007).

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those PC Stars currently has, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online game industry.

Restrictions on Foreign Investment

Under the above regulations, a foreign investor is currently prohibited from owning more than 50.0% of the equity interest in a Chinese entity that provides value-added telecommunications services, including online game and Internet content provision. In addition, foreign and foreign invested enterprises are currently not able to apply for the required licenses for operating online games in China.

A circular issued by the Ministry of Information Industry, or MII, in July 2006, reiterated the regulations on foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or ICP license, in order to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business shall be owned by the local ICP license holder or its shareholders. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the above circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

In the opinion of the Corporation’s Chinese counsel, Alpha and Leader (Guangzhou), the ownership structure and the business and the operation model of each of PC Stars’ subsidiaries, comply with all existing Chinese laws and regulations.

Regulation of Licenses

Online game operators are required to hold a variety of permits and licenses, which, among others, include:

ICP License. Under current Chinese laws and regulations, a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license for Internet content provision from the appropriate telecommunications authorities in order to carry on any commercial Internet content provision operations in China.

Internet Culture Operation License. With respect to the online game industry in China, since online games fall into the definition of “Internet culture products” under The Tentative Measures for Internet Culture Administration (2003), a commercial operator of online games must, in addition to the ICP license, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games.

Internet Publishing License. The General Administration of Press and Publications, or GAPP, and the MII jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. According to the Tentative Measures for Internet Publication Administration (2002), the provision of online games is deemed an Internet publication activity. Therefore, an online game operator needs to obtain an Internet publishing license in order to directly make its online games publicly available in China.

Online Bulletin Board Service Approval. The MII has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.

In addition to the aforementioned permits and licenses that are required for online game operators, for each online game that an operator operates, additional permits or licenses are required, which include, among others, those set forth below in “Regulation of Internet Content” and “Regulation of Information Security.”

In the opinion of the Corporation’s Chinese counsel, Alpha and Leader (Guangzhou), no consent, approval or license other than those already obtained by DDI is required under any of the existing laws and regulations of China for our businesses and operations.

Regulation of Internet Content

The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MII, the Ministry of Culture and the GAPP. These measures specifically prohibit Internet activities, which includes the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. When an Internet content provider or an Internet publisher finds that information falling within the above scope is transmitted on its website or is stored in its electronic bulletin service system, it shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the Ministry of Culture, the MII and some other governmental authorities in June 2005, online games shall be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the Ministry of Culture, imported online games are subject to a content review by the Ministry of Culture prior to operation of the same in China. In addition, imported and domestic online games should be filed with the Ministry of Culture before the operation of each game.

Regulation of Information Security

Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak State secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and PC Stars may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Intellectual Property Rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. All PC Stars entities have been properly registered.

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.

Internet Café Regulation

Internet cafés are required to obtain a license from the Ministry of Culture and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. In 2004, the Ministry of Culture, the SAIC and some other governmental authorities jointly issued a notice to suspend issuance of new Internet café licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the volume and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafés, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafés. Any reduction in the number, or any slowdown in the growth, of Internet cafés in China as a result of any intensified Internet café regulation will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations. A notice jointly issued by several central governmental agencies in February 2007 suspended nationwide the approval for the establishment of new Internet cafés in 2007 and enhanced the punishment for Internet cafés admitting minors.

Privacy Protection

Chinese law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PC Stars requires its users to accept a user agreement whereby they agree to provide certain personal information to it. Chinese law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MII or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Anti-fatigue System and Real-name Registration System

In April 2007, the GAPP and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a player by half if the player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

To identify whether a player is a minor and thus subject to the anti-fatigue system, a real-name registration system is also adopted, which requires online game players to register their real identity information before they play online games.

Tax

PRC Enterprise Income Tax (“EIT”)

Before January 1, 2008, the basic enterprise income tax rate, or EIT rate, for enterprises in the PRC was 33%, consisting of 30% State tax and 3% local tax. An enterprise qualified both as a “software enterprise” and a “high and new technology enterprise” was entitled to a preferential EIT rate of 15% and is further entitled to a two-year EIT exemption for the first two years during which it had cumulative taxable income, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption from either its first year of operation or, if it was incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years.

On March 16, 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law and on December 6, 2007, the State Council enacted the Implementation Rules for the PRC Enterprise Income Tax Law, both of which have become effective on January 1, 2008 (collectively the “New EIT Laws”). Under the New EIT Laws, all enterprises including foreign invested enterprises and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments (of 15% EIT rate) will be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in encouraged sectors, whether foreign invested enterprises or domestic companies. In addition, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Moreover, under the New EIT Laws, enterprises are classified as “resident enterprises” and “non-resident enterprises”. Enterprises established in a jurisdiction outside of China but with their “de facto management bodies” located within the China are considered PRC resident enterprises and therefore shall be subject to PRC EIT at the rate of 25% on their worldwide income. Although the Implementation Rules for the PRC Enterprise Income Tax Law has provided a definition regarding “de facto management body”, which is “the body having substantial and overall management and control over the production and operations, personnel, accounting, and properties of an enterprise”, it is still ambiguous whether the enterprises whose management team members are located in the PRC and are expected to remain in China after January 1, 2008, would be considered a “resident enterprise” by the relevant tax authority under the New EIT Laws. Since the New EIT Laws are relatively new, there currently is no official interpretation or application of this new “resident enterprise” classification available. If our Hong Kong and British Virgin Islands holding companies are considered a resident enterprise, they will be subject to the EIT at the rate of 25% on their worldwide income, except that pursuant to the New EIT Laws, the dividends paid between “qualified resident enterprises” may be exempted from EIT. Under the New EIT, if our Hong Kong and British Virgin Islands holding companies are considered a “non-resident enterprises”, they will be subject to an EIT rate of 10% with respect to their income derived from sources within the PRC, except where such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement.

Since the New EIT Laws have only become effective recently, there is uncertainty as to how it should be interpreted or implemented. Any discontinuation of preferential tax treatment, any increase of the EIT rate applicable to us or the imposition of PRC income tax on our global income could have a material adverse effect on our business, financial conditions and results of operations.

PRC VAT and Business Tax

PC Stars is subject to VAT equal to 17% of the sales proceeds that it collects from the sale of its prepaid online game cards. Pursuant to relevant rules, prior to the end of 2010, PC Stars is entitled to a refund of the portion of VAT that exceeds 3% of its sales proceeds.

Taxpayers providing taxable services in China are required to pay a business tax at a statutory tax rate of 5% of their revenues.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended. Under the Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of the SAFE is obtained.

The dividends paid by the subsidiary to its shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Notice 75. On October 21, 2005, the SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to the SAFE notice. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who have established or acquired control of PC Stars from time to time are required to register with the SAFE in connection with their investments in PC Stars. Dynasty has requested its current stockholders and/or beneficial owners to disclose whether they or their stockholders or beneficial owners fall within the ambit of the SAFE notice and urge those who are PRC residents to register with the local SAFE branch as required under the SAFE notice.

Description of Securities

The Resulting Issuer will have the share capital of Dynasty, on post-consolidation basis. See “Information Concerning Dynsaty Gaming Inc. – Description of the Securities”.

Pro Forma Consolidated Capitalization

The following table sets forth the pro forma consolidated capitalization of PC Stars after giving effect to the consolidation of the Common Shares of Dynasty, the Transaction and the Offering. See the unaudited pro forma consolidated balance sheet annexed hereto as Schedule M.

Designation of security	Amount Authorized	Amount outstanding as at August 27, 2008, after giving effect to the Transaction and the Offering(1)
Common Shares	Unlimited	21,800,000

____________________

(1)

35,360,069 PC Stars Shares if calculated on a fully-diluted basis and taking into account the maximum number of PC Stars Shares that can be issued under the earn-out provision of the Share Exchange Agreement.

According to the unaudited pro forma consolidated balance sheet annexed to this filing statement as Schedule M, as at March 31, 2008, the Resulting Issuer would have had retained earnings of $3,642,808.

Fully Diluted Share Capital

The following table sets out the fully diluted share capital of the Resulting Issuer:

	Number of DDI Shares	Percentage
Existing shareholders of PC Stars	4,000,000	15.29%
Baiyou HK shareholders	2,000,000(1)	7.65%
Silva Ford Shareholders	9,800,000	37.46%
New shareholders as a result of the closing of the Offering	6,000,000	22.94%
PC Stars Shares reserved for issuance upon the exercise of the PC Stars Warrants and CRT compensation warrant	3,630,000	13.88%
PC Stars Shares reserved for issuance pursuant to existing stock options and warrants consolidated in connection with the Transaction	730,069	2.79%
Total	26,160,069(2)	100%

(1)

Baiyou HK shareholders may receive up to an additional 9,200,000 PC Stars Shares under to the earn-out provisions in the Share Exchange Agreement.

(2)

The total number of PC Stars Shares calculated on a full-diluted basis and taking into account the maximum number of PC Stars Shares that can be issued under the earn-out provisions of the Share Exchange Agreement is 35,360,069.

Dividend Policy

PC Stars intends to retain future earnings, if any, for use in its business, and does not anticipate paying dividends on the PC Stars Shares in the foreseeable future. Any determination to pay future dividends will be at the discretion of the Board of Directors and will be made taking into account PC Stars’ financial condition and other factors deemed relevant by the Board of Directors.

Available Funds and Principal Purposes

Upon completion of the Transaction and the concurrent Offering, PC Stars will have an estimated consolidated working capital of $27,583,478 (as at March 31, 2008). The foregoing assumes that the net proceeds to PC Stars from this Offering, after deducting estimated offering expenses payable by PC Stars and assuming no exercise of PC Stars Warrants, will be approximately US$27.4 million, based upon the Offering price of US$5.00 per unit.

PC Stars intends to use the available funds from the completion of the Transaction and the Offering:

(a)

to make licensing payments to SEGA for the exclusive rights to operate and distribute four online games in China;

(b)

to fund growth and expansion of PC Stars’ software and game card distribution businesses;

(c)

to expand sales and marketing efforts relating to the Corporation’s online games;

(d)

for working capital and general corporate purposes; and

(e)

to pay fees and expenses related to the Offering.

The table set forth below details the sources and uses of the proceeds of the Offering.

Sources and Uses

(US$ in thousands)

Sources		Uses

Sale of Units	$30,000	▪ SEGA licensing fees	$14,000

▪

Growth and expansion of software and game card distribution businesses

▪

Expansion sales and marketing efforts related to online games

▪

General corporate purposes

▪

Fees and expenses related to Offering

			10,000 2,000 1,400 2,600

Total Sources	$30,000	Total Uses	$30,000

Principal Securityholders

The following table sets forth the shareholdings of those persons who are expected to own of record or beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding shares of the Resulting Issuer after giving effect to the Transaction and concurrent Offering.

Name and Municipality of Residence	Nature of Ownership	Number and Percentage of PC Stars after giving effect to the Transaction and concurrent Offering (1)
Sky Gain Holdings Limited British Virgin Islands	of record	11,800,000 (54.13%)(2)(3) (4)

____________________

(1)

Assumes 21,800,000 PC Stars Shares issued and outstanding after the completion of the Transaction.

(2)

Sky Gain is a BVI-based company. Mr. Wilson K.C. Cho is the principal of Sky Gain and owns 91.7% of the issued and outstanding securities. The balance of the securities of Sky Gain (8.3%) is held by Mr. Wong Shing Kwan.

(3)

45.09% on a fully diluted basis, assuming exercise of all outstanding options and warrants.

(4)

Assuming that the maximum number of PC Stars Shares issuable under the earn-out provision of the Share Exchange Agreement are issued, Sky Gain will hold 21,000,000 PC Stars Shares representing 59.4% calculated on a fully-diluted basis.

Directors, Officers and Promoters

The following are the names, municipalities of residence, ages, shareholdings and principal occupations of the proposed directors, officers and senior executives of the Resulting Issuer, and their principal position with the Resulting Issuer following the completion of the Transaction. The information as to shareholding of PC Stars Shares is on a post-consolidation basis.

The Board of Directors of the Resulting Issuer is expected to be composed of Mr. Albert Barbusci, Dr. Dominic K. Chan, Dr. Wilson K.C. Cho, Dr. Yat-Sang Kwong, Mr. Joseph Lau, Mr. Yue Lin and Dr. Lesong Cheng. See “Information Concerning the Resulting Issuer – Management and Directors of the Resulting Issuer”.

Name and Municipality of Residence	PC Stars Shares Beneficially Owned Following the Transaction		Principal Occupation for the Past Five Years	Position with the Resulting Issuer following the Transaction	Director Since
	Number of PC Stars Shares	Percentage of Class
Albert Barbusci (51) Beaconsfield, Québec	583,577	2.68%	President, Chief Executive Officer and Director of Dynasty	President, Chief Executive Officer and Director	Dynasty 2001
Joseph Lau (56) Tsimshatsui, Hong Kong(1)	Nil	—	Managing Director of Guardian Partners Limited of Hong Kong, a strategic investment unit of SavillsGuardian, which is owned by Savills Group PLC.	Director	Dynasty 2006
Dr. Dominic K. Chan (58) Marina Del Rey, California, USA(1)	Nil	—	Chairman and Chief Executive Officer of Univessence Digital Studios, Ltd.(2)	Non-Executive Chairman and Director	Silva Ford 2008
Dr. Wilson K.C. Cho (58) Kennedy Town, Hong Kong(3)	11,800,000(4)(5)	54.13%	Self-employed businessman and venture capitalist(2)	Director	Baiyou 2008 Silva Ford 2007
Dr. Yat-Sang Kwong (58) Toronto, Ontario(1)	Nil	—	Chief Technology Officer of Helpswitch Canada	Director	—
Mr. Yue Lin (38) Beijing, China	Nil		President of Guangzhou GameOcean Digital Network Co., Ltd., prior to which he was Vice-President of the Junnet Group of companies	Director	—
Dr. Le Song Cheng (29) Beijing, PRC	Nil	—	Business consultant and Professor at the People’s University of China s	Director	—

Robert Lupacchino (56) Savannah, Georgia, USA	Nil	—	Chief Financial Officer of Dynasty and President of Stratacon LLC, a company providing business consulting services	Chief Financial Officer	Dynasty 2008

____________________

(1)

Dr. Dominic Chan, Dr. Yat-Sang Kwong and Mr. Joseph Lau will be members of the PC Stars audit committee.

(2)

For the purpose of the Offering and to avoid any actual or apparent conflict of interest, Drs. Wilson Cho and Dominic Chan have resigned from the board of Junnet and placed their shares in Junnet into trusts with all voting power vesting solely and exclusively in independent trustees. Drs. Cho and Chan have agreed that as long as they are directors of the Resulting Issuer, they will not participate in the business affairs of Junnet as directors or voting shareholders.

(3)

For the purpose of the Offering and to avoid any actual or apparent conflict of interest, Dr. Wilson Cho who is not an officer or director of Baihui Software has placed his beneficially owned shares in Baihui Software into a trust with all voting power vesting solely and exclusively in an independent trustee. Dr. Cho has agreed that as long as he is a director of this company, he will not participate in the business of Baihui Software as director or voting shareholder."

(4)

Assuming that the maximum number of PC Stars Shares issuable under the earn-out provision of the Share Exchange Agreement are issued, Sky Gain will hold 21,000,000 PC Stars Shares representing 59.4% of all the issued and outstanding PC Stars Shares calculated on a fully-diluted basis.

(5)

Mr. Wilson K.C. Cho is the principal of Sky Gain and owns 91.7% of the issued and outstanding securities. The balance of the securities of Sky Gain (8.3%) is held by Mr. Wong Shing Kwan.

The foregoing proposed directors of the Resulting Issuer will serve until the end of the next annual meeting of shareholders. The audit committee of the Resulting Issuer will consist of Joseph Lau, Dr. Yat-Sang Kwong and Dr. Dominic K. Chan, who will serve until the end of the next annual meeting of Shareholders. As at the completion of the Transaction, the Resulting Issuer will not have an executive committee.

Immediately following completion of the Transaction, it is expected that the directors, officers and senior executives of the Resulting Issuer and their associates and affiliates, as a group, will beneficially own, directly or indirectly, approximately 12,383,577 PC Stars Shares representing approximately 56.81% of all of the issued and outstanding PC Stars Shares or 21,583,577 PC Stars Shares if the maximum number of PC Stars Shares issuable under the earn-out provision of the Share Exchange Agreement are issued representing approximately 69.62% of all of the issued and outstanding PC Stars Shares.

The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Company by the respective directors and senior executives as at the date hereof.

Albert Barbusci. Mr. Barbusci will serve as Director, President, and CEO of PC Stars upon completion of the Offering. Mr. Barbusci has served as President and CEO of Dynasty since December 2004 and as a Director since May 2002. During his time at Dynasty, he has concentrated on establishing alliances with key Chinese businesses in the digital, online, software development, operation and distribution sectors. In 1980, Mr. Barbusci established his own advertising agency, Cadence Communications, in Montreal and continues to serve as its President. Cadence Communications’ clients have included major advertisers such as Estée Lauder Canada, Irwin Toy Limited, Canada’s largest toy manufacturer and marketer; and the retail division of Canon Canada. In 1995, Mr. Barbusci orchestrated the creation of Dentsu Cadence Canada, a 50/50 joint-venture partnership between Cadence Communications and Dentsu Japan, the world’s largest stand-alone advertising agency with billings of over $14 billion annually. Dentsu Cadance Canada’s clients included Toyota, Lexus and Canon Canada. He served as President of the company until 1999 when he sold his interest in the agency to Dentsu. In 1994, he became a partner of the Atlanta Consulting Group, a successful U.S. firm, consulting to Fortune 1000 companies. Mr. Barbusci also founded and served as CEO of Events International Inc., a full-service, event-planning company, focused on major, international medical conferences, sponsored by pharmaceutical companies. In 1999, Mr. Barbusci then merged Events International with Grey Healthcare Group, one of the largest pharmaceutical marketing and advertising agencies in the world, to form Phase V Communications, Canada. He served as Chairman on Phase V Communications from 1998 through 2000. In 2000, Mr. Barbusci, in partnership with the Desjardins Group, established Biotonix, an Internet-based Health company focused on non-invasive solutions for lower back pain, cumulative trauma disorders, osteoporosis and fitness and wellness. He served as CEO of Biotonix from 2000 to 2003. Mr. Albert Barbusci will serve as President and CEO of PC Stars following the Transaction.

Dominic K. Chan, Ph.D. Dr. Chan will serve as Chairman of PC Stars upon completion of the Transaction In 1992, Dr. Chan founded Peritus Software Services, a public company in the U.S., and served as CEO until 1997 when he retired from operational management. Dr. Chan began his career as a member of the technical staff of Bell Laboratories. He went on to serve as Vice-President of Product Development for Gould Inc., Vice President of Software Engineering for Apollo Computer Corporation, and Executive Vice President of Research and Development for Bull HN Information Systems. Dr. Chan holds a B.S. degree from Wake Forest University and M.S. and Ph.D. degrees in Mathematics from the University of Wisconsin. He holds a patent in 16 countries for a voice and data integration device that was developed while he was a member of the Bell Laboratories staff. While at Gould Inc., Dr. Chan led a team that developed a token bus protocol that became standardized as IEEE 802.4. During his Peritus tenure, two additional U.S. patents on program analysis were issued to Dr. Chan et al.

Wilson K.C. Cho, Ph.D. Dr. Cho will serve as Director of PC Stars upon completion of the Transaction Dr. Wilson K.C. Cho is one of the founders and an Executive Director of ChinaLink Networks Ltd., a leading Internet infrastructure company, operating in Hong Kong and Mainland China. In 1990, he co-founded Gemstar International Group Limited, a technology innovation company which became a multi-billion dollar public company in the U.S. and helped steer it through a NASDAQ introduction in 1996. From 1990 to 1998, Dr. Cho served as the general manager of Gemstar Asia, overseeing the company’s product development and marketing functions in the Asia region. Dr. Cho held faculty positions at Cornell University from 1977 to 1978 and the Chinese University of Hong Kong from 1978 to 1990. For over 10 years, Dr. Cho has invested extensively in the PRC and Hong Kong SAR, primarily in online games, IT technology and biotechnology sectors. He holds a B.S. in physics from the California Institute of Technology, and a Ph.D. in biophysics from Princeton University.

Yat-Sang Kwong, Ph.D. Dr. Yat-Sang Kwong will serve as Director of PC Stars upon completion of the Transaction Dr. Yat-Sang Kwong holds a B.A.Sc. degree in Engineering Science from the University of Toronto, and M.S.E, M.A. and Ph.D. degrees in computer science from Princeton University. Dr. Kwong’s career spans both the academia and the IT industry over the past two decades. He was a professor of Computer Science at the State University of New York at Albany in the U.S. and McMaster University in Ontario, Canada, and an adjunct professor of McGill University in Montreal. He has also held the position of Vice-President of Research & Development at Philips Electronics Ltd., managing the Dutch conglomerate’s software product development group in Canada. Dr. Kwong was also C.E.O. and Director of Beijing-Zhongyin Golderspider Software Co. in China in the late 1990s. Dr. Kwong is a founder of HelpSwitch Canada., a leading provider of deployable instant messaging services to the Canadian federal government departments such as the Canadian Forces. He is also a principal of Sesame Technologies Inc., which offers management consultancy in product development for leading software vendors in Canada.

Joseph Lau. Mr. Lau will serve as Director of PC Stars upon completion of the Transaction. An accomplished executive with proven skills in Finance and Planning, Marketing, and International Business. Mr. Joseph Lau is the MD of Guardian Partners Limited, a diversified management unit of the SavillsGuardian under the Savills Group PLC. Specializing in merges and acquisitions (“M&A”), special investment projects serving internally within the Group activities as well as partnering clients. Mr. Lau began his career as a research chemist in the chemical & pharmaceutical sector in Canada from 1976-1982. From 1982-1984 Mr. Lau started work as Food & Drug Analyst and subsequently became Vice President (1990) with an international investment banking firm in corporate finance (natural resources, consumer products) syndication (high tech), and M&A. In 1994, Mr Lau was transferred to Hong Kong to head the Greater China Direct Investment Fund, since then he has served in senior executive positions in various industries including:  financial services – Seapower International Holding Limited (Stock # 240), Executive Director, Head of Asset Management and Head of Corporate Finance; telecom – First Telecom/KPN Telecom, Netherlands, Executive Director, CEO; jewellery – Tse Sui Luen Jewellery (International) Limited (Stock # 417) – Executive Director, Chief Strategist & Corporate Funding; construction Management –

WLS Holdings Limited (Stock # 8021), Executive Director & CEO. He obtained his Bachelor of Science Degree in Chemistry from Concordia University (Montreal, Canada) and a Master of Business Administration Degree from University of Ottawa (Ottawa, Canada). Mr Lau has been a member of the Chemical Institute of Canada since 1975 and Associate member of the Institute of Nano Technology of UK. He sat on the EMBA program Advisory Board of the School of Management of the University of Ottawa (Canada) from 1997-2003.

Yue Lin. Mr. Lin will serve as Director of PC Stars upon completion of the Transaction. Mr. Lin currently serves as President of Guangzhou GameOcean, a position which he will leave to serve as CEO of Baiyou Hangzhou. Mr. Lin joined Federal Software when it was established in 1994 and remained there for 11 years, serving as senior vice president of operations before resigning in 2005. Mr. Lin served as vice president of the Junnet Group for two years until he assumed the position of CEO of Guangzhou GameOcean in 2007.

Le Song Cheng, Ph.D. Dr. Cheng will serve as Director of PC Stars upon completin of the Transaction. Dr. Cheng has over 8 years experience in strategic consulting and integrated marketing, and over 10 years experience in scientific research of Chinese thoughts and religion. Over the last several years, Dr. Cheng has actively consulted many leading Chinese companies in strategic planning and marketing initiatives. Dr. Cheng has held a faculty position in the People’s University of China since 2006. He holds a Bachelor of Arts and a Masters of Arts in philosophy from Peking University, and a Ph.D. in religious studies from the Chinese University of Hongkong.

Robert Lupacchino. Robert Lupacchino will serve as CFO of PC Stars upon completion of the Transaction. Robert currently serves as Chief Financial Officer for Dynasty. For the past ten years, Robert has provided financial-related consulting services to several leading U.S. and global companies within the retail and financial services sectors. As former managing partner of a full service business consulting practice, Robert provided strategy consulting to numerous Fortune 1000 companies, specifically in the areas of investment optimization, new venture formation, new product development, market and financial feasibility analysis, M&A strategies, capital structure formation, and overall strategy execution. Formerly, Robert served as COO of the largest hospital-based healthcare company in the U.S. and Executive Vice President for Strategy and Business Development for a national university-based health system. Robert has a Bachelors of Science in Political Science and Psychology from Boston College and a Masters in Business Administration, with a specialization in Finance, from Emory University.

Promoter

Dr. Wilson K.C. Cho may be considered to be the promoter of Baiyou HK and Silva Ford in that he took the initiative in founding and organizing Baiyou HK and Silva Ford. Following the closing of the Transaction, Mr. Cho will beneficially own 11,800,000 PC Stars Shares, representing approximately 54.13% of the issued and outstanding PC Stars Shares. As previously disclosed, Dr. Cho is a resident of Hong Kong. Other than the foregoing PC Stars Shares in consideration for the acquisition of Baiyou HK and Silva Ford, Dr. Cho did not, and will not, receive anything of value in connection with the Transaction.

Corporate Cease Trade Orders or Bankruptcies

No proposed director or officer or promoter of the Resulting Issuer has within the ten years prior to the date of the Circular been a director, officer or a promoter of any reporting issuer that, while such person was acting that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person, other than Dr. Dominic K. Chan, a director of Silva Ford, who was a director of Peritus Software Services, Inc. (“Peritus”) in 2000 when the SEC instituted a cease and desist settlement with Peritus relating to possible accounting irregularities perpetrated by Mr. Allen Dreary who was the Chief Financial Officer and then Chief Excutive Officer of Peritus.

Penalties or Sanctions

None of the proposed directors or officers or promoters of the Resulting Issuer has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading and securities, promotion or management of a publicly traded issuer, or theft or fraud.

Personal Bankruptcies

None of the proposed directors, officers or promoters of the Resulting Issuer or, following completion of the Transaction, a shareholder holding sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, or a personal holding company of any such persons has, within the ten years preceding the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

The Board of Directors of the Corporation knows of no existing conflicts of interest, however the directors and officers of the Resulting Issuer may from time to time be involved with the business and operations of other issuers, in which case a potential conflict may arise. Conflicts, if any, will be subject to the procedures and remedies as provided under the CBCA.

Other Reporting Issuer Experience

The following table sets out the proposed directors and officers of the Resulting Issuer that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name	Name of Reporting Issuer	Exchange	Position	Period
Dominic K. Chan	Peritus Software Services, Inc.	NASDAQ/OTCBB	Chairman and Chief Executive Officer	1991 to April 1999
Dominic K. Chan	Peritus Software Services, Inc.	NASDAQ/OTCBB	Director	April 1999 to June 2001

Executive Compensation

The following table sets out all anticipated annual and long-term compensation for services in all capacities to the Resulting Issuer during the twelve-month period following the closing of the Transaction of the Chief Executive Officer and the Chief Financial Offcier of the Resulting Issuer, and the next three highest paid executives.

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted /SARs (#)	Restricted Shares or Restricted Share Units ($)	Long-Term Incentive Plan Payouts ($)	All other Compen-sation ($)
Albert Barbusci President and Chief Executive Officer	2008	Nil	Nil	225,000(1)	Nil	Nil	Nil	Nil
Robert Lupacchino Chief Financial Officer	2008	Nil	Nil	180,000 (2)(3)	Nil	Nil	Nil	Nil
Lin, Yue, President Guangzhou GameOcean	2008	$117,600(2)	TBD	Nil	Nil	Nil	Nil	Nil

Liu, Jianhua, CEO Baihui Technology	2008	$117,600(2)	TBD	Nil	Nil	Nil	Nil	Nil
Xie Junfeng Operating VP Baihui Technology	2008	$58,800(2)	TBD	Nil	Nil	Nil	Nil	Nil

_______________

(1)

Payment of $225,000 will be made to a company owned or controlled by Mr. Barbusci for management fees.

(2)

Stated in U.S. dollars.

(3)

Payment of $180,000 will be made to a company owned or controlled by Mr. Lupacchino.

Retirement Plans

The Resulting Issuer does not have, nor does it intend to implement, any retirement plans, pension plans or other forms of funded or unfunded retirement compensation for its employees.

Employment Contracts and Termination of Employment

It is expected that the Resulting Issuer will enter into employment agreements with Messrs. Barbusci and Lupacchino in connection with the closing of the Transaction, the terms of which will be substantially similar to their current terms of employement and/or consulting.

Remuneration of Directors

It is expected that PC Stars will not have a standard arrangement pursuant to which directors are compensated by PC Stars for their services in their capacity as directors, except for the granting from time to time of incentive stock options in accordance with the 2006 Plan and policies of the Exchange, and the possible payment of $1,000 to each director for each meeting attended.

Indebtedness of Directors and Officers

None of the current or previous directors or officers of Dynasty, Baiyou HK or Silva Ford, none of the proposed directors or officers of PC Stars, and none of the associates of such persons are or have been indebted to Dynasty, Baiyou HK or Silva Ford at any time. Furthermore, none of such persons were indebted to a third party where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Dynasty, Baiyou HK or Silva Ford.

Investor Relations Arrangements

No written or oral agreement or understanding has been reached with any person to provide any promotional or investor relations services for the Resulting Issuer. In light of the corporation’s new business strategy, the Board of Directors of PC Stars will consider engaging an investor relations firm with the appropriate experience.

Options to Purchase Securities

Other than the compensation warrant issuable to CRT at the Closing of the Offering, it is not expected that the Resulting Issuer will grant any options at the closing of the Transaction and concurrent Offering. As at August 27, 2008 the following previously-issued options to purchase PC Stars Shares will be held upon completion of the Transaction and concurrent Offering after giving effect to the Common Share consolidation:

Category	Name (if required)	Number of PC Stars Shares subject to Option	Grant Date	Exercise Price	Expiry Date
Proposed Officers of PC Stars (two)	Albert Barbusci	3,898	March 5, 2006	$11.54	March 5, 2011
	Albert Barbusci	38,983	October 5, 2007	$5.77	October 5, 2012
	Robert Lupacchino	6,497	October 5, 2007	$5.77	October 5, 2012
		49,378
Proposed Directors of PC Stars (six)	Dr. Dominic K.Chan	nil	—	—	—
	Dr. Wilson K.C. Cho	nil	—	—	—
	Joseph Lau	3,898	Nov. 1, 2006	$12.47	Nov. 1, 2011
	Joseph Lau	4,331	October 5, 2007	$5.77	October 5, 2012
	Dr. Le Song Cheng	nil	—	—	—
	Dr. Yat-Sang Kwong	nil	—	—	—
	Yue Lin	nil
		8,229
Employees of PC Stars (nine)	—	17,975	January 25, 2006 to October 5, 2007	$5.77 to $18.46	January 25, 2011 to October 2012
Consultants of PC Stars (five)	—	138,606	October 17, 2005 to October 5, 2007	$5.77 to $23.08	October 17, 2010 to October 2012
Others (one)	CRT Capital Group LLC	630,000	Closing of the Offering and Transaction	$6.00	Four years from the closing of the Offering
Past Officers and Directors of Dynasty (two)	Kiyoshi Eguchi	3,898	March 5, 2006	$11.54	March 5, 2011
	Kiyoshi Eguchi	4,331	October 5, 2007	$5.77	October 5, 2012

Stock Option Plan

The 2006 Plan of Dynasty will remain in place following the Transaction and will continue as the stock option plan of PC Stars. See “Information Concerning Dynasty Gaming Inc. – Stock Option Plan”. A copy of the 2006 Plan is annexed hereto as Schedule F.

Escrowed Securities

Existing Escrow

The following table sets out the number of securities of Dynasty which are held in escrow (the “Escrowed Shares”) prior to the completion of the Transaction and the Offering, on a post-consolidation basis. The Escrowed Shares have been deposited with Equity Transfer Services Inc. pursuant to the escrow agreement referenced in the footnote to the table below (collectively, the “Escrow Agreements”).

		Prior to Giving Effect to the Transaction, and Offering		After Giving Effect to the Transaction and Offering
Name and Municipality of Residence of Shareholder	Class of securities	Number of Securities held in escrow	Percentage	Number of Securities held in escrow	Percentage
Adriaan A. Brink (1) Liechtenstein	PC Stars Shares	127,050	0.14%	5,503	0.02%
Ian R. Sherrington (1) Montreal, Québec	PC Stars Shares	1,222,950	1.32%	52,971	0.24%

_______________

(1)

These shares are subject to a Tier 2 Value Security Escrow dated September 2, 2005 whereby 10% will be released at the time of the Exchange approval and 15% will be released every six months up to and including the 36th month following Exchange approval.

Value Escrow Agreement

Upon the completion of the Transaction, and as required by the Exchange, the shareholders listed below will enter into an Exchange Form 5D escrow agreement with Computershare Trust Company of Canada and the Resulting Issuer (the “Value Escrow Agreement”) pursuant to which they will deposit an aggregate of 11,800,000 PC Stars Shares (the “Value Escrowed Shares”), or 21,000,000 PC Stars Shares if the maximum number of PC Stars Shares issuable under the earn-out provision of the Share Exchange Agreement are issued, into escrow with Computershare Trust Company of Canada. The Value Escrow Agreement is a value escrow agreement which provides that for a Tier 1 issuer, such as the Resulting Issuer, 25% of the number of shares held thereunder shall be released on the issuance of the Final Exchange Bulletin and thereafter 25% of shares held in escrow shall be released on the 6, 12 and 18 month anniversaries of the issuance of the Final Exchange Bulletin.

The following is a list of the holders of the Value Escrowed Shares:

Name and Municipality of Residence	Number of New Escrowed Shares	Percentage of PC Stars Shares in Escrow after completion of the Transaction
Sky Gain Holdings Limited British Virgin Islands	11,800,000(1)	54.13%(1)
Total	11,800,000(1)	54.13%(1)

_______________

(1)

21,000,000 PC Stars Shares taking into account the maximum number of PC Stars Shares issuable under the earn-out provision contained in the Share Exchange Agreement (representing 67.7% of all of the issued and outstanding PC Stars Shares and 59.4% of all of the issued and outstanding PC Stars Shares calculated on a fully-diluted basis).

The Escrowed Shares held pursuant to the Escrow Agreement and the Value Escrowed Shares held pursuant to the Value Escrow Agreement (collectively, the “PC Stars Escrow Agreements”) may not be sold, assigned, transferred, redeemed, surrendered or otherwise dealt with in any manner except as provided by the PC Stars Escrow Agreements. Securities may be transferred within escrow to an individual who is a director or senior officer of the Resulting Issuer or a material operating subsidiary of the Resulting Issuer, provided that certain requirements of the Exchange are met, including that the new proposed transferee agrees to be bound by the terms of the applicable PC Stars Escrow Agreement. In the event of the bankruptcy of the securityholder, the securities held by such holder may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities provided that certain prescribed Exchange requirements are met. Securities held in escrow may also be transferred within escrow by a securityholder to a registered retirement savings plan (“RRSP”) or a registered retirement income fund (“RRIF”) provided that the TSXV receives proper notice of the same, the securityholder is the sole beneficiary of the RRSP or RRIF and the trustee of the RRSP or RRIF agrees to be bound by the terms of the applicable Escrow Agreement. In the event of the death of a securityholder, the securities held in escrow shall be released to the legal representatives of the deceased securityholder.

Auditors, Transfer Agent and Registrar

The transfer agent and registrar for the PC Stars Shares is, and is expected after the Transaction to remain, Computershare Investor Services Inc., at its offices in Toronto, Ontario and Montreal, Québec.

The auditors for PC Stars are, and are expected after the Transaction to remain, Horwath Leebosh Appel LLP, Chartered Accountants.

Material Contracts

The only material contracts to which the Resulting Issuer will be a party are described under the sections entitled “Information Concerning Dynasty Gaming Inc. – Material Contracts”, “Information Concerning Baiyou Digital Technology Co., Ltd. – Material Contracts” and “Information Concerning Silva Ford Technology Limited – Material Contracts”.

GENERAL MATERS

Agent Relationship

As disclosed under the heading “Information Concerning Dynasty Gaming Inc. – General Development of the Business – Concurrent Financing”, concurrent with, and as a condition of, the closing of the Transaction, PC Stars will complete the Offering. In connection with the Offering, Dynasty has engaged CRT to act as the exclusive placement agent for the Offering. In connection with the closing of the Offering, CRT will receive (i) a cash fee equal to 7% of the aggregate gross proceeds received under the Offering and (ii) compensation warrants to purchase that number of PC Stars Shares that is equal to 7% of the total number of PC Stars Shares sold to investors in the Offering (including the PC Stars Shares issuable upon the exercise of the PC Stars Warrants) at an exercise price of US$6.00 per share.

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information contained in this Circular, in evaluating whether to approve the Transaction.

Risks Related to Our Business

High software piracy rates in China may adversely affect our revenues.

According to the Business Software Alliance (BSA), 82 percent of the software installed in 2006 on personal computers in China was obtained illegally. The efforts of the Chinese government to curtail software piracy have generally not been successful. Most of PC Stars software products are high-quality software from abroad, and many Chinese users are inclined to choose pirated software due to the lower cost of these pirated products, which adversely affects its business. PC Stars primary software product is Kaspersky Anti-Virus, a security software product that because of its need to be updated routinely is less susceptible to piracy.

PC Stars is highly dependent upon one software company, Kaspersky, for its software distribution business revenue and any failure to maintain its exclusive arrangement with Kaspersky can have a material adverse affect on its business.

PC Stars has an exclusive distribution agreement for Kaspersky Anti-virus Software for a three year term. Unless PC Stars is successful in diversifying its software product sales, its success is dependent on the exclusive distribution of Kaspersky Anti-virus products on its software distribution platform. More than 90% of its software distribution revenues in 2007 were derived from the sale of Kaspersky Anti-Virus products. There is no assurance that its relationship with Kaspersky will continue or continue to be successful beyond this term. A loss of this exclusive distribution arrangement will have a material adverse affect on its business, revenues and profits.

PC Stars has a limited operating history and the long-term potential of its business model is unproven, which makes it difficult to evaluate its business and prospects.

As of the date of this Memorandum, substantially all of PC Stars’ revenues have been generated from the physical and online distribution businesses operated through its partner, Guangzhou Xinfanlian, and subsidiary, Baihui Technology. Additionally, Baihui Software commenced its online IT-information vertical searching business and SaaS platform and online games business in late 2007. As such, we have a limited relevant operating history as an online games operator and SaaS and Integrated IT-solution provider to software and online prepaid game card providers. It is difficult to evaluate its prospects, because PC Stars has little or no experience in addressing the risks frequently encountered by companies entering new and rapidly evolving markets, including the online game market and SaaS and IT-information vertical searching business. PC Stars may not be able to successfully address these risks and difficulties, which could materially harm its business, financial condition and results of operations.

PC Stars software distribution business is dependent upon the cooperation of certain other key partners and a disruption in the cooperation arrangements with these key partners will adversely affect its business.

PC Stars has entered into cooperation agreements with several international and domestic software developers for the right to offer and sell through out internet platform a number of leading products. These include: Autodesk 3ds Max9, Corel Paint IX provided by Beijing Jialian Lihe Technologies Co., Dr. Eye Series from Shanghai Yuanxin Information Technologies Co., 3D Max 9.0, Office2007, and Sngl MVL from Beijing Kunlun Liantong Techonologies Co., Kaspersky for enterprises from Beijing Andu Shenzhou Technologies Co., and Microsoft Project 2007 Standard and Office 2007 from Beijing Founder Century Information System Co. Ltd. PC Stars is highly dependent on its continuing relationship with these software developers for access to products that fill out its portfolio and help support its internet platform. A change in the terms of the cooperation agreements with one or more of these key partners could have a material adverse effect on its results of operations. Furthermore, its arrangements are premised on its recognition as a leading software distributor in China. A decline in its position could adversely affect its portfolio of software products.

PC Stars may not be able to maintain its revenues and profitability as PC Stars operates in a highly competitive industry.

In China, software distribution is a highly competitive industry. PC Stars’ principal competitors in the software distribution business in China include Federal Software, Kunlun Liantong and Digital China. PC Stars believes that there are nearly 100 online game operators in China. Given the relatively low entry barriers to operating online games, PC Stars expects more companies to enter the online game industry in China and a wider range of online games to be introduced to the Chinese market. PC Stars’ principal online game competitors in China include The9, Netease, Kingsoft, Perfect World, SINA, Sohu, NetDragon and Giant. PC Stars’ online game competitors also include major Internet portal operators, other domestic and foreign game developers and publishers, and alliances between its existing and new competitors. PC Stars believes that there are over 50 online SaaS providers and over 500 online IT shops in China. Given the promising prospect of SaaS, vertical search service, and IT e-commerce in the near future, PC Stars expects more companies to enter these sectors in China. PC Stars’ principal competitors in China include Ali-software, China Mobile, Digital China, 360buy. Its potential competitors also include major software developers, e-commerce companies, and alliances between its existing and new competitors.

Many of PC Stars’ competitors have greater financial and marketing resources, stronger name recognition and a more established operating history than PC Stars does. Many of its software distribution competitors have more developed channel systems and long term cooperation arrangements with developers and regional distributors. Many of its online games competitors have developed and operated games that have proven commercially successful for a longer period of time than its games and have a larger portfolio of game offerings than PC Stars does. As a result, they may be able to take greater risks and endure lower than expected performances from some of their games. In addition, its competitors may introduce new business models, and if these new business models are more attractive to customers than the business models PC Stars currently uses, its customers may switch to its competitors’ games, and PC Stars may lose market share. PC Stars believes that competition in the online game market in China may become more intense as increasing numbers of online games are introduced in the market.

PC Stars cannot assure you that it will be able to compete successfully against any new or existing competitors, or against any new business models implemented by them. In addition, the increased competition PC Stars anticipates in the online game industry may also reduce the number of its players or growth rate of its player base, or cause PC Stars to reduce usage fees. All of these competitive factors could have a material adverse effect on its revenues and profitability.

PC Stars’ failure to successfully maintain, develop and optimize its online platform for distribution management and customer service could reduce its revenues and market share.

PC Stars has developed a fully-loaded online platform for distribution management and customer service, which increases its competitive advantage by allowing it to better service its resellers, end users and other partners. This platform enables software developers and distributors to monitor their business in real-time mode, and end users to receive 24-hour service. This platform requires continuous upgrading to adapt to rapidly changing technologies and any inability to adapt to these changes may reduce PC Stars competitive advantage and would have a material adverse effect on its business, financial condition and results of operations. In addition, the widespread adoption of new internet, networking or other technological changes could require that PC Stars incurs substantial expenditures to modify or adapt its platform services, which in turn could significantly reduce its revenues and market share.

PC Stars may not be able to prevent others from infringing upon its intellectual property rights, which may harm its business and expose it to litigation.

PC Stars regards its proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and similar intellectual properties as critical to its success. PC Stars has taken steps to prevent the misappropriation of its proprietary technology, including registration of the online distribution management system, registration of its domain names and entering into non-competition and confidentiality agreements with its key employees. However, these steps may be inadequate. Any misappropriation of intellectual property used in its business, whether licensed to it or owned by it, could have an adverse effect on its business and operating results. The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures of the United States. PC Stars relies on its licensees for copyright, domain names and trademark protection outside China, although no such protection has been secured to date. PC Stars may need to resort to court proceedings to enforce its intellectual property rights in the future. Litigation relating to its intellectual property might result in substantial costs and diversion of resources and management attention away from its business.

PC Stars may be subject to future intellectual property rights claims or other claims which could result in substantial costs and diversion of its financial and management resources away from its business.

PC Stars cannot assure you that the content posted on its websites and product information, including advertising materials, handouts, posts used in channel and retailing shops do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. PC Stars may be subject to legal proceedings brought by others to enforce what they believe are their intellectual property rights. In addition, its competitors may file lawsuits against it in order to gain an unfair competitive advantage over it. PC Stars may also become subject to claims from its customers from time to time. Although PC Stars is not aware of any significant pending or threatened claims, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain its ability to offer its current and future games, which could result in substantial costs and diversion of its financial and management resources. Furthermore, if PC Stars is found to have violated the intellectual property rights of others, it may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative technologies or games and be forced to pay fines and damages, any of which may materially and adversely affect its business and results of operations.

The introduction of new software products may negatively impact PC Stars software distribution business.

As PC Stars is a distributor of software products developed by others, the success of its business depends entirely upon its access to new and improved products. Any failure to obtain distribution rights to new and improved products – particularly those that replace products that PC Stars is currently offering – will have a material adverse affect on its business.

Customer loyalty largely depends on the quality and capacities of on-site technical support and after-sale service, and failure to provide technical support services that meet the expectations of its customers could adversely affect its business.

PC Stars provide a variety of technical support services to its customers, including the delivery of licenses to enterprise users, system integrators, and IT-service providers, customization of application solutions, on-site technical support during loading and testing, and high-quality after-sale service. Although PC Stars has an experienced and professional team established for technical service and has not received any complaints in respect of technical service to date, PC Stars cannot assure you that its technical support services will continue to meet the demands of its customers. Given the rapid changes and innovation in this technology and evolving industry standards, there can be no assurance that its services will continue to adapt to rapidly changing technological developments and evolving industry standards.

PC Stars relies on services from third parties to carry out its businesses, and any deterioration in the quality of these services will adversely affect its relationship with its suppliers and resellers.

PC Stars relies on various third parties to carry out its business, including the game operators with whom PC Stars contracts to operate its SEGA games. Any interruption in service, including breakdowns and system failures or deterioration in their performance could have a material adverse effect on its customer relations. Furthermore, there can be no assurance that PC Stars can easily or quickly replace a service provider when their agreement with it expires or is terminated.

PC Stars’ business and growth are substantially dependent on the continuing efforts of its senior executive officers and key employees, and its business may be severely disrupted if PC Stars loses their services.

PC Stars’ future success depends substantially on the continued services of its senior executive officers and key employees. PC Stars does not maintain key-man life insurance for any of its key executives. If one or more of its executive officers were unable or unwilling to continue in their present positions, PC Stars might not be able to replace them easily, timely, or at all, which would severely disrupt its business and its financial conditions and its results of operations may be materially and adversely affected. If any of PC Stars’ executive officers joins a competitor or forms a competing company, PC Stars may lose customers, service providers, know-how and key professionals and staff members.

If PC Stars is unable to attract, train and retain key employees, its business may be adversely affected.

PC Stars will need to hire and retain additional qualified employees with expertise in the online game industry, which persons are in high demand. PC Stars may need to offer higher compensation and other benefits than it currently expects in order to recruit and retain key personnel. PC Stars cannot assure you that it will be able to attract or retain the qualified key personnel needed to achieve its business objectives. In addition, as PC Stars is still a relatively young company and its business has grown rapidly since its establishment, at times its ability to train and integrate new employees into its operations may not meet the increasing demands of its business.

If PC Stars is unable to successfully license or develop, launch and/or operate additional online games that grow its player base and increase its revenues, its future results of operations will be adversely affected.

In order for its business strategy to succeed over time, PC Stars will need to continually license or develop, launch and/or operate new online games that are commercially successful. PC Stars will need to do this to both replace its existing online games as they reach the end of their useful economic lives, which PC Stars believes are typically 3 to 7 years for most online games, and to meet its growth strategy of operating a larger number of online games that grow its overall player base and increase its revenues.

PC Stars has licensed new MMOGs from SEGA. PC Stars plans to invest a significant amount of financial and personnel in launching and operating these and other new online games in the future. The success of these new online games will largely depend on PC Stars ability to anticipate and effectively respond to changing consumer tastes and preferences and technological advances in a timely manner. PC Stars cannot assure you that the games PC Stars licenses will be launched as scheduled, viewed by the regulatory authorities as complying with content restrictions, attractive to players, able to compete with games operated by its competitors or with other games operated by it, or commercially successful. In addition, as PC Stars introduces new games, some of its existing customers may switch to the new games. If this transfer of players from its existing games does not grow its overall player base and revenues, its growth and profitability may be materially and adversely affected. If PC Stars is not able to license or acquire additional online games that are commercially successful and have continuing appeal to players, its future profitability and growth prospects will decline.

PC Stars faces the risks of uncertainties regarding the growth of the online game industry and market acceptance of its online games and in-game items.

The online game industry is a relatively new and evolving industry and concept. The growth of the online game industry and the level of demand and market acceptance of online games are subject to a high degree of uncertainty. PC Stars’ future operating results will depend on numerous factors beyond its control. These factors include:

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the growth of PC, Internet and broadband users and penetration in China;

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whether the online game industry, particularly in China, continues to grow and the rate of any such growth;

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general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

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the availability and popularity of other forms of entertainment, particularly games of console systems, such as those offered by Sony, Nintendo and Microsoft;

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changes in consumer demographics and public tastes and preferences;

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the popularity and price of new online games that PC Stars and its competitors launch and distribute;

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PC Stars’ ability to timely upgrade and improve its online games; and

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the effects of government regulation.

PC Stars’ ability to plan for product development and distribution and promotional activities will be significantly affected by its ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. A decline in the popularity of online games in general, or the games that PC Stars operates, will adversely affect its business and prospects.

Unauthorized hacking or cheating activities could harm PC Stars business and reputation and materially and adversely affect its results of operations.

With the increase in the number of online game players in China, online game operators have increasingly encountered unauthorized hacking and cheating. Continued occurrences of unauthorized game manipulations may negatively impact the image of PC Stars’ online games and players’ perception of their reliability, decrease the number of players, shorten the life span of the games and adversely affect its results of operations. Protecting the integrity of its games will result in its suspending access to some, perhaps many, players, which could hurt its reputation in the game playing community. Furthermore, a constant recurrence of these activities may require it to shift its management’s and personnel’s attention from research and development and other operations to focus instead primarily on anti-hacking programs and activities, which could hurt its ability to launch new games and grow its business.

Undetected programming errors or flaws in the games PC Stars operates could harm its reputation or decrease market acceptance, which would materially and adversely affect its results of operations.

Undetected programming errors and game defects can disrupt its operations, adversely affect the game experience of its customers, harm its reputation, cause its customers to stop playing the games PC Stars operates, and delay their market acceptance, any of which could materially and adversely affect PC Stars’ results of operations.

If PC Stars’ system and network infrastructure fails to operate effectively, its business may be harmed.

PC Stars’ business may be harmed if PC Stars is unable to upgrade its systems fast enough to accommodate future traffic levels, avoid obsolescence or successfully integrate new technology. Furthermore, its network capacity depends on its owned and leased network servers and communication bandwidth. Constraints in network capacity could cause unanticipated system disruptions and slower response times, affecting data transmission and game play. These factors could, among other things, cause it to lose customers, which could, in turn, materially and adversely affect its business and results of operations.

PC Stars faces the risks of uncertainties regarding the growth of the SaaS industry and market acceptance of the service mode of SaaS and integrated hardware-software solutions.

PC Stars’ business represents a new IT-distribution model in China. PC Stars provides its business and individual customers with an integrated IT-solution, including vertical search for IT information, online software distribution and SaaS service, and one-station online IT e-commerce solution. PC Stars cannot ensure the market acceptance of this new service model.

Risks Related to Doing Business in China

Our business may be adversely affected by public opinions and government policies and regulations in China.

Due to the high degree of user loyalty to MMOGs, easy access to PCs and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including academics and sports. Furthermore, excessive game play may adversely affect the health of players, especially teenage players.

PC Stars target customers for its online games business, including prepaid game card sales, are young adults and teenagers throughout China, many of whom frequent Internet cafés. Internet cafés are currently the most important outlets for online games. Internet cafés have been criticized by the general public in China for having exerted a negative influence on the youth of China. Due primarily to such adverse public reaction, local and central governments in China have tightened their regulation of Internet café operations. These regulations have included moratoriums on new Internet café business, imposition of age restrictions, and prohibition of in-game currency, and limits hours of operation. As most of PC Stars’ online game customers access games from Internet cafés, any restrictions on Internet café operations could result in a reduction of customers use on its online games or a reduction in or slowdown in the growth of its customer base, thus adversely affecting its business and results of operations. Given the relatively limited use of personal computers in China and the relatively high cost of high-speed Internet access, closures or reduction in business hours of these cafés would significantly reduce the number of game players in China.

In offering its online games, PC Stars will need to comply with government regulations requiring an “anti-fatigue system” and a real-name registration system designed to curb addictive game play behaviors of minors under the age of eighteen.

The implementation of the aforementioned systems may adversely affect PC Stars’ growing or largest customer base for its online games, thus adversely affecting its business and results of operations. If PC Stars fails to implement these systems timely and successfully, the relevant government authorities may have broad discretion in dealing with its noncompliance, including rejecting its application for the operation of new games, suspending its online game operations and revoking its relevant licenses. In addition, it is also possible that the PRC government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. Any such restrictions on online game playing would adversely affect its business and results of operations.

The limited use of personal computers in China and the relatively high cost of Internet access may limit the development of the Internet in China and impede PC Stars growth.

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is significantly lower than in the United States and other developed countries. Furthermore, the cost of Internet access in China still remains relatively high. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of PC Stars’ business.

The continued growth of China’s Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently operate in China, almost all access to the Internet is through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Information Industry (“MII”). PC Stars relies on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, PC Stars cannot assure you that this infrastructure will be developed as planned or at all. In addition, PC Stars will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for PC Stars services and adversely affect its competitive position.

Substantially all of PC Stars’ operations are conducted in China and substantially all of its revenues are sourced from China. Accordingly, its business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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the degree of government involvement;

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the level of development;

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the growth rate;

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the control of foreign exchange;

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access to financing; and

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the allocation of resources.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on PC Stars. For example, its financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to it.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect PC Stars’ business. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to decrease the growth rate of specific segments of China’s economy which it believed to be overheating. These actions, and future actions and policies of the PRC government, could materially affect PC Stars’ liquidity and access to capital and its ability to operate its business. Substantially all of its assets are located in China and substantially all of its revenues are derived from its operations in China. Accordingly, its business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

The laws and regulations governing the online game industry in China are developing and subject to changes. If PC Stars fails to obtain or maintain all applicable permits and approvals, its business and operations would be materially and adversely affected.

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MII, the General Administration of Press and Publications (“GAPP”), the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online game industry.

PC Stars is required to obtain permits or approvals from different regulatory authorities in order to provide online games. For example, an Internet content provider, or ICP must obtain an ICP license in order to engage in any commercial ICP operations within China. An online game operator must also obtain a license from the Ministry of Culture and an Internet publishing license from the GAPP in order to distribute games through the Internet. As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those PC Stars currently has, and address new issues that arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry. PC Stars cannot assure you that it will be able to timely obtain required licenses or any other new license required in the future, or at all. While PC Stars believes that it is in compliance with all applicable PRC laws and regulations currently in effect, PC Stars cannot assure you that it will not be found in violation of any current or future PRC laws and regulations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect PC Stars’ business, and PC Stars may be liable for information displayed on, retrieved from, or linked to its Internet websites.

The PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. When Internet content providers and Internet publishers find that this information is transmitted on their website or is stored in their electronic bulletin service system, they are required by PRC regulations to terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could result in the revocation of the ICP license and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

In addition, the MII has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for PC Stars to determine in all cases the type of content that could result in liability for it as a website operator. In addition, PC Stars may not be able to control or restrict the content of other Internet content providers linked to or accessible through its websites, or content generated or placed on its websites by its users, despite its attempt to monitor such content. To the extent that regulatory authorities find any portion of its content objectionable, they may require it to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content in its online games and on its websites, and keep records and provide reports to relevant authorities, which may reduce its player base and the amount of time its games are played. This would have a material adverse effect on its financial condition and results of operations. In addition, PC Stars may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to its online games and websites, including a suspension or shutdown of its operations.

Uncertainties with respect to the PRC legal system could adversely affect PC Stars.

The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. PC Stars conducts all of its business through its subsidiary and consolidated affiliates established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to it. For example, PC Stars may have to resort to administrative and court proceedings to enforce the legal protection that PC Stars enjoys either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection PC Stars enjoys. These uncertainties may impede its ability to enforce the contracts PC Stars has entered into with its business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce its contracts, could materially and adversely affect its business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, PC Stars cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to it and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of its resources and management attention.

You may experience difficulties effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on Canadian, United States or other foreign laws, against PC Stars, its management or the experts named in this prospectus.

PC Stars conducts substantially all of its operations in China and substantially all of its assets are located in China. In addition, certain of its senior executive officers reside within China. As a result, it may not be possible to effect service of process within Canada or the United States or elsewhere outside China upon certain of its senior executive officers, including with respect to matters arising under Canadian and U.S. federal securities laws or applicable state securities laws. Moreover, its PRC counsel has advised it that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of legal judgments.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent PC Stars from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiary and contract partners.

PC Stars may make loans to its PRC subsidiaries and consolidated affiliated entities and to its contract partners, or PC Stars may make additional capital contributions to its PRC subsidiaries. Any such loans are subject to PRC regulations and approvals. For example:

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loans by PC Stars to foreign invested enterprises cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local counterparts; and

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loans by PC Stars to domestic PRC enterprises must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.

PC Stars may also decide to finance its PRC operating subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because Baiyou Hangzhou and its subsidiaries are domestic PRC enterprises, PC Stars is not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, and licensing and other regulatory issues. PC Stars cannot assure you that it can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by PC Stars to Baiyou Hangzhou or any of its subsidiaries. If PC Stars fails to receive such registrations or approvals, its ability to use the proceeds of the Offering and to capitalize its PRC operations would be negatively affected, which would adversely and materially affect its liquidity and its ability to expand its business.

If any of PC Stars PRC affiliates becomes the subject of a bankruptcy or liquidation proceeding, PC Stars may lose the ability to use and enjoy those assets, which could materially and adversely affect its business and ability to generate revenues.

To comply with PRC laws, rules and regulations relating to foreign ownership restrictions, PC Stars currently conducts some of its operations in China through contractual arrangements by Baiyou Hangzhou, with Guangzhou Xinfanlian and others, and by Baihui Technology with Baihui Software. As part of these arrangements, Baiyou Hangzhou and Baihui Technology hold some of the assets that are important to the operation of PC Stars’ business. If any of these entities become bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, PC Stars may be unable to continue some or all of its business activities, which could materially and adversely affect its business, financial condition and results of operations.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S., the Canadian dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. or Canadian dollar. As substantially all of PC Stars’ costs and expenses are denominated in Renminbi, the revaluation beginning in July 2005 and potential future revaluation has and could further increase its costs in U.S. or Canadian dollar terms. For example, to the extent that PC Stars needs to convert U.S. or Canadian dollars it receives from the Offering into Renminbi for its operations, appreciation of the Renminbi against the U.S. or Canadian dollar would have an adverse effect on the Renminbi amount PC Stars receives from the conversion. Conversely, if PC Stars decides to convert its Renminbi into U.S. or Canadian dollars for the purpose of making payments for dividends on its shares or for other business purposes, appreciation of the U.S. or Canadian dollar against the Renminbi would have a negative effect on the U.S. or Canadian dollar amount available to PC Stars.

Restrictions on currency exchange may limit PC Stars ability to receive and use its revenues or financing effectively.

Substantially all of PC Stars’ revenues and expenses are denominated in Renminbi. If its revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, PC Stars may need to convert a portion of its revenues into other currencies to meet its foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of the Common Shares.

Foreign exchange transactions by PC Stars’ subsidiaries and contractual partners in China are subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities.

In particular, if its subsidiaries and contractual partners in China receive loans denominated in foreign currency from PC Stars or other foreign lenders, these loans must be registered with the SAFE, and if PC Stars finances them by means of additional capital contributions using, for instance, proceeds from the Offering, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could affect PC Stars’ business and financial condition.

Risks Related to PC Stars Corporate Structure

PC Stars’ contractual agreements with Guangzhou Xinfanlian and GameOcean do not provide operation control of these businesses.

PC Stars depends on Guangzhou Xinfanlian and GameOcean companies in which it has no equity ownership interest, for a significant portion of its operations, revenues and net income, and must rely on contractual agreements with those companies for its revenues.

The contractual arrangements with Guangzhou Xinfanlian and GameOcean have been the subject of an audit report issued by an audit firm registered with the Public Company Accounting Oversight Board in the United States. In the event the audit firm providing an audit report regarding PC Stars’ financial statements for the year ended December 31, 2007 determines that the contractual arrangement is not effective to permit combining of the results of operations of the business, PC Stars may be required to modify these arrangements in order to obtain the opinion of such audit firm regarding its financial statements that must be filed with the securities law regulators. Any such modifications may be costly and time-consuming or may not be possible to implement, which would likely result in significant disruptions to PC Stars’ business and the public market for its securities.

ADDITIONAL INFORMATION

Additional information relating to Dynasty may be found on SEDAR, at www.sedar.com. Financial information is provided in Dynasty’s comparative consolidated financial statements and management’s discussion and analysis in respect of its most recently completed financial year. Shareholders may request copies of Dynasty’s financial statements and management’s discussion and analysis with respect thereto by contacting Dynasty’s Corporate Secretary at Suite 100 - 759 Square Victoria, Montreal, Québec H2Y 2J7, Canada, or by phone at (514) 288-0900.

APPROVAL OF DIRECTORS

The contents of this Circular have been approved by the board of directors of Dynasty. Where information contained in this Circular, including the Schedules annexed hereto, rests particularly within the knowledge of a person other than Dynasty, Dynasty has relied upon information furnished by such person.

CERTIFICATE OF DYNASTY GAMING INC.

The foregoing, including the Schedules annexed hereto, constitutes full, true and plain disclosure of all material facts relating to the securities of Dynasty assuming completion of the Transaction.

DATED this 27th day of August, 2008.

DYNASTY GAMING INC.

(signed) Albert Barbusci	(signed) Robert Lupacchino
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD
OF DIRECTORS OF DYNASTY GAMING INC.

(signed) Joseph Lau	(signed) Albert Barbusci
Director	Director

CERTIFICATE OF BAIYOU DIGITAL TECHNOLOGY CO., LTD.

The foregoing, including the Schedules annexed hereto, as it relates to Baiyou HK constitutes full, true and plain disclosure of all material facts relating to the securities of Baiyou HK.

DATED this 27th day of August, 2008.

BAIYOU DIGITAL TECHNOLOGY CO., LTD.

(signed) Wilson K.C. Cho
Director

ON BEHALF OF THE BOARD
OF DIRECTORS OF BAIYOU DIGITAL TECHNOLOGY CO., LTD.

(signed) Wilson K.C. Cho
Director

CERTIFICATE OF SILVA FORD TECHNOLOGY LIMITED

The foregoing, including the Schedules annexed hereto, as it relates to Silva Ford constitutes full, true and plain disclosure of all material facts relating to the securities of Silva Ford.

DATED this 27th day of August, 2008.

SILVA FORD TECHNOLOGY LIMITED

(signed) Wilson K.C. Cho
Director

ON BEHALF OF THE BOARD
OF DIRECTORS OF SILVA FORD TECHNOLOGY LIMITED

(signed) Wilson K.C. Cho
Sole Director

AUDITORS’ CONSENTS

AUDITORS’ CONSENT

To the Board of Directors of:

Dynasty Gaming Inc.

We have read the Management Proxy Circular dated August 27, 2008 relating to the reverse takeover acquisition of 100% of the issued and outstanding shares of Baiyou Digital Technology Co. Ltd. and Silva Ford Technology Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Management Proxy Circular of our auditors’ report to the Shareholders and Directors of the Company on the consolidated balance sheets of the Company as at December 31, 2007 and 2006, and the consolidated statements of shareholders’ equity, operations and cash flows for the years ended December 31 2007, 2006 and 2005.  Our report to the Shareholders and Directors of the Company is dated February 19, 2008.

We also consent to the use in the Management Proxy Circular of our compilation report dated July 15, 2008 to the Shareholders and Directors of the Company on the unaudited consolidated pro-forma statement of earnings for the year ended December 31, 2007.

We also consent to the use in the Management Proxy Circular of our compilation report dated July 15, 2008 to the Shareholders and Directors of the Company on the unaudited consolidated pro-forma  balance sheet as at March 31, 2008 and the unaudited consolidated pro-forma statement of earnings for the three-month period then ended.

Montreal Quebec

(signed) Horwath Leebosh Appel

August 27, 2008                                                                    Chartered Accountants

AUDITORS’ CONSENT

To the Board of Directors of:

Baiyou Digital Technology Company Limited

We have read the Management Proxy Circular dated August 27, 2008 relating to the reverse takeover acquisition of 100% of the issued and outstanding shares of Baiyou Digital Technology Co., Ltd and Silva Ford Technology Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Management Proxy Circular of our auditors’ report to the Directors of the Company on the balance sheet of the Company as at March 31, 2008.  Our report to the Shareholders and Directors of the Company is dated July 15, 2008.

Montreal Quebec

(signed) Horwath Leebosh Appel

August 27, 2008                                                                    Chartered Accountants

AUDITORS’ CONSENT

To the Board of Directors of:

Guangzhou Gameocean Digital Network Co. Ltd.

We have read the Management Proxy Circular dated August 27, 2008 relating to the reverse takeover acquisition of 100% of the issued and outstanding shares of Baiyou Digital Technology Co., Ltd. and Silva Ford Technology Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Management Proxy Circular of our auditors’ report to the Shareholders and Directors of the Company on the consolidated balance sheet of the Company as at December 31, 2007, and the consolidated statement of shareholders’ equity, earnings and cash flows from May 23, 2007 (date of incorporation) to December 31, 2007.  Our report to the Shareholders and Directors of the Company is dated July 15, 2008.

Montreal Quebec

(signed) Horwath Leebosh Appel

August 27, 2008                                                                    Chartered Accountants

AUDITORS’ CONSENT

To the Board of Directors of:

Silva Ford Technology Limited

We have read the Management Proxy Circular dated August 27, 2008 relating to the reverse takeover acquisition of 100% of the issued and outstanding shares of Baiyou Digital Technology Co., Ltd. and Silva Ford Technology Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Management Proxy Circular of our auditors’ report to the Shareholders and Directors of the Company on the balance sheet of the Company as at December 31, 2007.  Our report to the Shareholders and Directors of the Company is dated February 19, 2008.

Montreal Quebec

(signed) Horwath Leebosh Appel

August 27, 2008                                                                    Chartered Accountants

AUDITORS’ CONSENT

To the Board of Directors of:

Baihui

We have read the Management Proxy Circular dated August 27, 2008 relating to the reverse takeover acquisition of 100% of the issued and outstanding shares of Baiyou Digital Technology Co., Ltd. and Silva Ford Technology Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Management Proxy Circular of our auditors’ report to the Directors of the Company on the combined balance sheets of the Company as at December 31, 2007 and 2006, and the combined statements of shareholders’ equity, earnings and cash flows for the years then ended.  Our report to the Directors of the Company is dated February 19, 2008.

Montreal Quebec

(signed) Horwath Leebosh Appel

August 27, 2008                                                                    Chartered Accountants

SCHEDULE A

SHAREHOLDERS’ SPECIAL RESOLUTION – CORPORATE NAME

BE AND IT IS HEREBY RESOLVED:

THAT the Articles of the Corporation be amended so that the name of the Corporation is “PC Stars Inc.”, or such other name as may be selected by the directors of the Corporation in their discretion;

THAT the officers and directors of the Corporation are hereby authorized to file Articles of Amendment with Industry Canada and do all other things necessary in order to give effect to the foregoing; and

THAT the directors of the Corporation be and they are hereby authorized to revoke the present resolution before it is acted on without further approval of the shareholders.

SCHEDULE B

SHAREHOLDERS’ SPECIAL RESOLUTION – SHARE CONSOLIDATION

BE AND IT IS HEREBY RESOLVED:

THAT the Articles of the Corporation be amended so that the issued and outstanding common shares of the Corporation immediately prior to the closing of the Corporation’s proposed acquisition of Baiyou Digital Technology Co., Ltd. and Silva Ford Technology Limited be consolidated on the basis of one common share for every 23.0869 common shares then issued and outstanding;

THAT the officers and directors of the Corporation are hereby authorized to file Articles of Amendment with Industry Canada and do all other things necessary in order to give effect to the foregoing; and

THAT the directors of the Corporation be and they are hereby authorized to revoke the present resolution before it is acted on without further approval of the shareholders.

SCHEDULE C

SHAREHOLDERS’ SPECIAL RESOLUTION – HOLDING OF SHAREHOLDER MEETINGS OUTSIDE OF CANADA

BE AND IT IS HEREBY RESOLVED:

THAT the Articles of the Corporation be amended so that a meeting of the shareholders of the Corporation may be held in the United States of America;

THAT the officers and directors of the Corporation are hereby authorized to file Articles of Amendment with Industry Canada and do all other things necessary in order to give effect to the foregoing; and

THAT the directors of the Corporation be and they are hereby authorized to revoke the present resolution before it is acted on without further approval of the shareholders.

SCHEDULE D

SHAREHOLDERS’ RESOLUTION – APPROVAL OF THE TRANSACTION

BE AND IT IS HEREBY RESOLVED THAT:

1.

the proposed acquisition by the Corporation of all of the issued and outstanding securities Baiyou Digital Technology Co., Ltd. and Silva Ford Technology Limited (the “Transaction”), the particulars of which are described in the Management Proxy Circular (the “Circular”) of the Corporation dated August 27, 2008, is hereby authorized and approved;

2.

notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Corporation (i) to amend the share exchange agreement entered into by the Corporation and the securityholders of Baiyou Digital Technology Co., Ltd. and Silva Ford Technology Limited on August 20, 2008 (the “Share Exchange Agreement”), and (ii) subject to the terms of the Share Exchange Agreement, not to proceed with the Transaction; and

3.

any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents, agreements or instruments, and to perform or cause to be performed all such other acts and things, as such officer or director shall determine to be necessary or desirable to give full effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the performing or causing to be performed of such other acts or things.

SCHEDULE E

SHAREHOLDERS’ RESOLUTION – RATIFICATION AND CONFIRMATION OF
2006 STOCK OPTION PLAN

BE AND IT IS HEREBY RESOLVED:

THAT the 2006 Plan of the Corporation, as adopted by the Board of Directors on August 31, 2006, be and it is hereby ratified and confirmed; and

THAT the directors and officers of the Corporation be and they are hereby authorized to do all things and sign all instruments and documents necessary or desirable to give effect to the foregoing.

SCHEDULE F

DYNASTY GAMING INC.

STOCK OPTION PLAN

(effective as of October 6, 2006)

1.

PURPOSE OF THE PLAN

1.1

The purpose of the Plan is to attract, retain and motivate persons with experience and leadership as key service providers to the Corporation and its Subsidiaries, including their directors, officers and employees, and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2.

DEFINED TERMS

Where used herein, the following terms shall have the following meanings, respectively:

2.1

"Board" means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee or another Committee appointed for such purpose by the board of directors of the Corporation;

2.2

"Business Day" means any day, other than a Saturday or a Sunday, on which the Exchange is open for trading;

2.3

"Consultant" means in relation to the Corporation, an individual, or a company wholly-owned by individuals, who:

(a)

provides ongoing consulting services to the Corporation or an Affiliate of the Corporation under a written contract;

(b)

is engaged to provide on a ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation, other than services provided in relation to a Distribution;

(c)

spends a significant amount of time and attention on the business and affairs of the Corporation or an Affiliate of the Corporation; and

(d)

has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

2.4

"Corporation" means Dynasty Gaming Inc. and includes any successor corporation thereto and any subsidiary thereof;

2.5

"Directors" means directors, senior officers and Management Company Employees of the Corporation.

2.6

"Eligible Person" means:

(i)

any Director, Employee, Consultant or Management Company Employee of the Corporation (an "Eligible Individual"); or

(ii)

a corporation controlled by an Eligible Individual, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Individual and/or spouse, children and/or grandchildren of such Eligible Individual (an "Employee Corporation");

2.7

"Employee" means:

(a)

an individual who is considered an employee under the Income Tax Act (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(b)

an individual who works full-time for the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(c)

an individual who works for the Corporation on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source.

2.8

"Exchange" means the TSX Venture Exchange and, where the context permits, any other exchange on which the Shares are or may be listed from time to time;

2.9

"Insider" means any insider, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of the Corporation, other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary, and includes any associate, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of any such insider;

2.10

"Investor Relations Activities" means any activities or oral or written communications, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(a)

the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation

(i)

to promote the sale of products or services of the Corporation, or

(ii)

to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(b)

activities or communications necessary to comply with the requirements of

(i)

applicable Securities Laws,

(ii)

the Exchange or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Corporation;

(c)

communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(i)

the communication is only through the newspaper, magazine or publication, and

(ii)

the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(d)

activities or communications that may be otherwise specified by the Exchange.

2.11

"Management Company Employee" means an individual employed by a Person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a Person engaged in Investor Relations Activities.

2.12

"Market Price" at any date in respect of the Shares means the closing sale price of such Shares on the TSX Venture Exchange on the trading day immediately preceding such date. In the event that such Shares did not trade on such trading day, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such trading day. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

2.13

"Option" means an option to purchase Shares granted to an Eligible Person under the Plan;

2.15

"Option Price" means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

2.16

"Optioned Shares" means the Shares issuable pursuant to an exercise of Options;

2.17

"Optionee" means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

2.18

"Plan" means the Dynasty Gaming Inc. Stock Option Plan, as the same may be further amended or varied from time to time;

2.19

"Securities Laws" means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time which are applicable to the Corporation.

2.20

"Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

2.21

"Subsidiary" means any corporation or company of which outstanding securities to which are attached more than 50% of the votes that may be cast to elect directors thereof are held (provided that such votes are sufficient to elect a majority of such directors), other than by way of security only, by or for the benefit of the Corporation and/or by or for the benefit of any other corporation or company in like relation to the Corporation, and includes any corporation or company in like relation to a Subsidiary.

2.22

Any items not specifically defined herein shall have the meaning ascribed to them under the policies of the Exchange. Where there is a conflict between any defined terms herein and the policies of the Exchange, the Exchange policies shall prevail.

3.

ADMINISTRATION OF THE PLAN

3.1

The Plan shall be administered by the Board in accordance with the rules and policies of the Exchange in respect of employee stock option plans. The Board shall receive recommendations of management and shall determine and designate from time to time those directors, officers, employees and Consultants of the Corporation or its Subsidiaries to whom an Option should be granted and the number of Shares, which will be optioned from time to time to any Eligible Person and the terms and conditions of the grant.

3.2

The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)

to establish policies and to adopt, prescribe, amend or vary rules and regulations for carrying out the purposes, provisions and administration of the Plan and make all other determinations necessary or advisable for its administration;

(b)

to interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)

to determine which Eligible Persons are granted Options and to grant Options;

(d)

to determine the number of Shares covered by each Option;

(e)

to determine the Option Price of each Option;

(f)

to determine the time or times when Options will be granted and exercisable;

(g)

to determine if the Shares which are subject to an Option will be subject to any restrictions upon the exercise of such Option; and

(h)

to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

4.

SHARES SUBJECT TO THE PLAN

4.1

Options may be granted in respect of authorized and unissued Shares provided that, the maximum aggregate number of Shares reserved by the Corporation for issuance and which may be purchased upon the exercise of all Options, subject to adjustment of such number pursuant to the provisions of Section 8 hereof, shall not exceed 10% of the then issued and outstanding Shares of the Corporation. Shares in respect of which Options are not exercised shall be available for subsequent Options under the Plan. No fractional Shares may be purchased or issued under the Plan.

5.

ELIGIBILITY; GRANT; TERMS OF OPTIONS

5.1

Options may be granted to Eligible Persons. The Corporation covenants that all employees, service providers, Consultants or individuals employed by companies providing management services to the Corporation shall be bona fide employees, service providers, Consultants or employees of such Consultants or service providers of the Corporation or its subsidiaries.

5.2

Options may be granted by the Corporation pursuant to the recommendations of the Board from time to time provided and to the extent that such decisions are approved by the Board.

5.3

Subject to the provisions of this Plan, the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board. At no time shall the period during which an Option shall be exercisable exceed 5 years.

5.4

In the event that no specific determination is made by the Board with respect to any of the following matters, the period during which an Option shall be exercisable shall be 5 years from the date the Option is granted to the Optionee and the Options shall vest on the date of the grant save and except that Options granted to Consultants or persons employed in Investor Relations Activities (as defined in the policies of the Exchange) shall vest in stages over 12 months with no more than 1⁄4 of the Options vesting in any three month period.

5.5

The Option Price of Shares which are the subject of any Option shall in no circumstances be lower than the Market Price of the Shares or the lowest price permitted under the rules of the Exchange, whichever is lower, at the date of the grant of the Option.

5.6

The maximum number of Shares which may be reserved for issuance to any one Optionee under this Plan or under any other share compensation arrangement shall not, during any 12 month period, exceed 5% of the Shares outstanding at the date of the grant (on a non-diluted basis) (unless the Corporation is a Tier 1 Issuer and has obtained disinterested shareholder approval).

5.7

The maximum number of Shares which may be reserved for issuance to Insiders under the Plan or under any other share compensation arrangement shall be 10% of the Shares outstanding at the date of the grant (on a non-diluted basis).

5.8

The maximum number of Shares which may be issued to any one Insider and such Insider’s associates under the Plan and any other share compensation arrangement in any 12 month period shall be 5% of the Shares outstanding at the date of the issuance (on a non-diluted basis). The maximum number of Shares which may be issued to any Insiders under the Plan and any other share compensation arrangement in any 12 month period shall be 10% of the Shares outstanding at the date of the issuance (on a non-diluted basis).

5.9

The maximum number of Shares which may be reserved for issuance to persons employed in Investor Relations Activities under the Plan or under any other share compensation arrangement in any 12 month period shall not exceed 2% of the Shares outstanding at the date of grant (on a non-diluted basis).

5.10

The maximum number of Shares which may be reserved for issuance to any one person employed as a Consultant under the Plan or any other share compensation arrangement shall not exceed 2% of the Shares outstanding at the date of the grant (on a non-diluted basis).

5.11

Any entitlement to acquire Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the Optionee becoming an Insider shall be excluded for the purposes of the limits set out in 5.7 and 5.8 above.

5.12

An Option is personal to the Optionee and is non-assignable and non-transferable.

5.13

Disinterested shareholder approval shall be required for any reduction in the exercise price of the Options if the option holder is an Insider of the Corporation at the time of a proposed amendment to the exercise price.

6.

TERMINATION OF EMPLOYMENT, DEATH

6.1

Subject to Section 6.2 and any express resolution passed by the Board with respect to an Option, an Option, and all rights to purchase pursuant thereto, shall expire and terminate not more than 90 days after the Optionee ceasing to be a director, officer or a part-time or full-time employee or service provider of the Corporation or of any Subsidiary. Options granted to an Optionee who is engaged in Investor Relations Activities shall expire and terminate within 30 days after the Optionee who holds such Option ceases to be employed to provide Investor Relations Activities. The entitlement of a Consultant to Options including the termination thereof shall be in accordance with the terms of the consulting agreement entered into between the Corporation or the Subsidiary and the Consultant.

6.2

If, before the expiry of an Option in accordance with the terms thereof, the employment of the Optionee with the Corporation or with any Subsidiary shall terminate, in either case by reason of the death of the Optionee, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the legal representative(s)  of the estate of the Optionee at any time during the first six months following the death of the Optionee (but prior to the expiry of the Option in accordance with the terms thereof) but only to the extent that the Optionee was entitled to exercise such Option at the date of the termination of his employment.

6.3

Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director where the Optionee continues to be employed by the Corporation or continues to be a director of the Subsidiary or an officer of the Corporation or any Subsidiary.

7.

EXERCISE OF OPTIONS

7.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

7.2

Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)

completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)

the listing of such Shares on the Exchange; and

(c)

the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel reasonably determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on the Exchange.

8.

CHANGE IN CONTROL AND CERTAIN ADJUSTMENTS

8.1

Notwithstanding any other provision of this Plan in the event of:

(a)

the acquisition by any Person who was not, immediately prior to the effective time of the acquisition, a registered or a beneficial shareholder in the Corporation, of Shares or rights or options to acquire Shares of the Corporation or securities which are convertible into Shares of the Corporation or any combination thereof such that after the completion of such acquisition such Person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders; or

(b)

the sale by the Corporation of all or substantially all of the property or assets of the Corporation then notwithstanding that at the effective time of such transaction the Optionee may not be entitled to all the Shares granted by the Option, the Optionee shall be entitled to exercise the Options to the full amount of the Shares remaining at that time within 90 days of the close of any such transaction.

8.2

Appropriate adjustments with respect to Options granted or to be granted, in the number of Shares optioned and in the Option Price, shall be made by the Board to give effect to adjustments in the number of Shares of the Corporation resulting from subdivisions, consolidations or reclassifications of the Shares of the Corporation, the payment of stock dividends or cash dividends by the Corporation (other than dividends in the ordinary course), the distribution of securities, property or assets by way of dividend or otherwise (other than dividends in the ordinary course), or other relevant changes in the capital stock of the Corporation or the amalgamation or merger of the Corporation with or into any other entity, subsequent to the approval of the Plan by the Board. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Board in its sole discretion, subject to approval by the Shareholders of the Corporation and to acceptance by the Exchange respectively, if applicable.

9.

AMENDMENT OR DISCONTINUANCE OF THE PLAN

9.1

The Board may amend or discontinue the Plan at any time upon receipt of requisite regulatory approval including without limitation, the approval of the Exchange, provided, however, that no such amendment may increase the maximum number of Shares that may be optioned under the Plan, change the manner of determining the minimum Option Price or, without the consent of the Optionee, alter or impair any of the terms of any Option previously granted to an Optionee under the Plan. Any amendments to the terms of an Option shall also require regulatory approval, including without limitation, the approval of the Exchange.

10.

GENERAL PROVISIONS

10.1

The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Shares in respect of which the Option is being exercised) and the issuance of Shares by the Corporation.

10.2

Nothing in the Plan or any Option shall confer upon an Optionee any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Optionee beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

10.3

To the extent required by law or regulatory policy or necessary to allow Shares issued on exercise of an Option to be free of resale restrictions, the Corporation shall report the grant, exercise or termination of the Option to the Exchange and the appropriate securities regulatory authorities.

11.

SHAREHOLDER AND REGULATORY APPROVAL

11.1

The Plan shall be subject to ratification by the shareholders of the Corporation to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by any other relevant regulatory authority. Any Options granted prior to such ratification and acceptance shall be conditional upon such ratification and acceptance being given and no such Options may be exercised unless and until such ratification and acceptance are given.

12.

PRIOR PLANS

12.1

Subject to Exchange approval and, if required, shareholder approval, the Plan shall entirely replace and supersede prior stock option plans, if any, enacted by the Corporation as of the effective date.

SCHEDULE G

DYNASTY GAMING INC.

AUDIT COMMITTEE DISCLOSURE

The Charter of the Audit Committee (the “Charter”)

Purpose

The overall purpose of the audit committee (the “Committee”) of Dynasty Gaming Inc. (the “Corporation”) is to ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Corporation, and to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. It is the intention of the Corporation’s board of directors (the “Board”) that through the involvement of the Committee, the external audit will be conducted independently of the Corporation’s management to ensure that the independent auditors serve the interests of shareholders rather than the interests of management of the Corporation. The Committee will act as a liaison to provide better communication between the Board and the external auditors. The Committee will monitor the independence and performance of the Corporation’s independent auditors.

Composition, Procedures and Organization

(1)

The Committee shall consist of at least (3) three members of the Board.

(2)

At least two (2) members of the Committee shall be independent and the Committee shall endeavour to appoint a majority of independent directors to the Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Committee members’ independent judgment. At least one (1) member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Corporation. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(3)

The Board, at its organizational meeting held in conjunction with each Annual and Special meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(4)

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

(5)

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6)

The Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7)

Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)

the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)

management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8)

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

Roles and Responsibilities

(1)

The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements and related financial disclosure;

(b)

to establish and maintain a direct line of communication with the Corporation's internal and external auditors and assess their performance;

(c)

to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)

to report regularly to the Board on the fulfillment of its duties and responsibilities.

(2)

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b)

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)

review the audit plan of the external auditors prior to the commencement of the audit;

(d)

to review with the external auditors, upon completion of their audit:

i.

contents of their report;

ii.

scope and quality of the audit work performed;

iii.

adequacy of the Corporation's financial and auditing personnel;

iv.

co-operation received from the Corporation's personnel during the audit;

v.

internal resources used;

vi.

significant transactions outside of the normal business of the Corporation;

vii.

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

viii.

the non-audit services provided by the external auditors;

(e)

to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles; and

(f)

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

(3)

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a)

review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Corporation's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(d)

periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(4)

The Committee is also charged with the responsibility to:

(a)

review the Corporation's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)

review and approve the financial sections of:

i.

the annual report to shareholders;

ii.

the annual information form, if required;

iii.

annual and interim management's discussion and analysis;

iv.

prospectuses;

v.

news releases discussing financial results of the Corporation; and

vi.

other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c)

review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)

review and report on the integrity of the Corporation's consolidated financial statements;

(f)

review the minutes of any audit committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)

review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each Annual and Special meeting of shareholders.

(5)

The Committee shall have the authority:

(a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)

to set and pay the compensation for any advisors employed by the Committee; and

(c)

to communicate directly with the internal and external auditors.

Composition of the Audit Committee

The current members of the Committee are Albert Barbusci, Kiyoshi Eguchi and Joseph Lau. Joseph Lau is the Chairman of the Audit Committee. All of the members are financially literate. Kiyoshi Eguchi and Joseph Lau are considered as “independent”. “Independent” and “financially literate” have the meaning used in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) of the Canadian Securities Administrators.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance On Certain Exemptions

Since the effective date of MI 52-110, the Corporation has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies And Procedures

Formal policies and procedures for the engagement of non-audit services have yet to formulated and adopted. Subject to the requirements of the instrument, the engagement of non-audit services is considered by the Board, and where applicable by the audit committee, on a case by case basis.

External Auditor Service Fees (By Category)

The aggregate fees charged to the Corporation by the external auditor (Horwath Appel LLP, Chartered Accountants) in each of the last two fiscal years is as follows:

	Fiscal Year Ended December 31, 2007 ($)	Fiscal Year Ended December 31, 2006 ($)
Audit fees for the year ended December 31	65,000	65,000
Audit related fees	18,300	25,000
Tax fees	nil	5,000
All other fees (non-tax)	nil	nil
Total Fees:	83,300	95,000

Exemption

In respect of the most recently completed financial year, the Corporation is relying on the exemption set out in section 6.1 of MI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

Financial Reporting of the Company

The following is the proposed measures and methodology to be used by the Company once its proposed share exchange agreement with Sky Gain Holdings Limited (“Sky Gain”) is closed to ensure the production in time of its consolidated financial statements:

•

The finance teams of the Chinese entities which form part of the Company’s group will assemble their respective financial statements and send them to a local certified public accounting (“CPA”) firm based in Beijing, China, that will be engaged by the Company to translate and format the statements according to Canadian generally accepted accounting standards.

•

The financial statements will then be forwarded to the Company’s finance team in Montreal, Québec, and to an auditing firm based in Hong Kong, which is an affiliate of the Company’s Auditor. The Hong Kong auditing firm will dispatch its field audit team in China.

•

Upon completion of the field audit or review, the Hong Kong auditing firm will communicate its findings to the entity finance teams as well as the Company’s finance team in Montreal, Québec

•

The Company’s finance team in Montreal, Québec, will then instruct the local Chinese CPA firm to make the appropriate adjustments to the financial statements and transmit the adjusted financial statements back to the Company’s auditors in Montreal, Québec and its Hong Kong affiliate.

•

Following its review, the Hong Kong affiliate auditing firm will forward adjusted statements to the Company’s auditors in Montreal, Québec for a group review.

•

The Company finance team in Montreal, Québec, will then make final adjustments based on recommendations from its auditors and will distribute the consolidated statements for review and approval by the respective China entity executives and directors as well as the Company’s Audit Committee which will be comprised of Joseph Lau who is based in Hong Kong, Dr. Dominic Chan, the proposed Chairman of the Company’s Audit Committee and Dr. Yat-Sang Kwong.

In addition to the above described measures and methodology, the executive officers of the contract partners, Guangzhou Xinfanlian Digital Technology Co., Ltd (“Xinfanlian”) and Guangzhou GameOcean Digital Network Co., Ltd (“GameOcean”), and of their respective parent companies have all entered into undertakings in favor of the Company, to: (i) grant access to the Company to their respective financial statements; (ii) cooperate fully in the preparation of financial statements of the Company; and (iii) inform the Company of any material changes within their respective organizations. The undertakings of Xinfalian and GameOcean are attached hereto and form an integral part of the Company’s Audit Committee Charter.

In addition, prior to the closing of the Company’s share exchange agreement with Sky Gain, the Company will have hired and installed a director of accounting and financial controls (“DAFC”) based in Beijing, China, who will be responsible for coordinating the production of all financial statements of all Chinese entities part of the Company’s group and ensuring compliance with the required internal controls and reporting procedures imposed by Canadian securities laws.

Chief Financial Officer

The “Office of the Chief Financial Officer” will be comprised of three individuals: Robert Lupacchino, Dolores DiRe, and an unidentified individual based in China who is presently being recruited. Together, this team of financial professionals will fulfill the requirements and competencies required of the Chief Financial Officer of a Canadian public company with operations in China. Robert Lupacchino, the current Chief Financial Officer of the Company, has a Masters Degree in Business Administration with a concentration in Finance. Mr. Lupacchino has in-depth knowledge and experience in financial management and has served in executive financial consulting capacities with Fortune 500 financial service companies. Having spent several years consulting the Company on its China strategy, Mr. Lupacchino has a strong understanding of the business environment in which most of the Company’s transactions are conducted and has the capability to design and apply effective internal controls over financial reporting to all transaction streams.

As Corporate Controller for the Company, Ms. DiRe will be responsible for preparing the quarterly and year end financial statements of the Resulting Issuer, including the consolidation of foreign transactions, in addition to accounting, payroll, budgeting, and tax administration. Ms. DiRe is a Certified General Accountant and has a Bachelors Degree in Commerce. Ms. DiRe has a strong understanding of Canadian securities laws related to financial reporting and is entirely capable of applying Canadian generally accepted accounting principles applicable to foreign transaction streams.

Prior to the closing of the Company’s share exchange agreement with Sky Gain, the Company will have hired a DAFC which will be based in Beijing, China, and who will be responsible for coordinating the production of all financial statements of all Chinese entities part of the Company’s group and ensuring compliance with the required internal controls and reporting procedures. The DAFC will be a CPA with advanced degrees, and will have the ability to speak and write English as well as Mandarin Chinese. He or she will have strong financial controls and reporting experience and credentials and will functionally report to the Chief Executive Officer of the Company.

UNDERTAKING

TO :

BaiYou Digital Technology Hangzhou Co. (hereinafter “WFOE”)

AND:

BaiYou Digital Technology Co. Ltd. (hereafter “BaiYou HK”)

AND:

DNY (BVI) Limited (hereinafter “DNY (BVI)”)

AND:

Dynasty Gaming Inc. (hereinafter “Dynasty”)

AND:

TSX Venture Exchange Inc. (hereinafter “TSXV”)

(WFOE, BaiYou HK, DNY (BVI), Dynasty and TSXV are hereinafter collectively referred to as the “Addressees”)

The present undertaking is made and given by the undersigned Guangzhou GameOcean Digital Network Col. Ltd. (“GameOcean”) in connection with a series of agreements, including a two-party strategy cooperation agreement entered into between the undersigned and WFOE (“Two-Party Agreement”).

The undersigned acknowledges that WFOE is a subsidiary of BaiYou HK and that it will become a direct or indirect subsidiary of Dynasty upon completion by Dynasty of the acquisition of all of the issued and outstanding shares of BaiYou HK.

The undersigned acknowledges that Dynasty is a Canadian public corporation, the shares of which are listed on the TSX Venture Exchange.

The undersigned acknowledges that Dynasty and its successor will be a reporting issuer in Canada and a registrant under the Securities Act of 1933, as amended, which will be subject to: (i) continuous disclosure obligations, including the filing of audited and unaudited consolidated financial statements; (ii) certification obligations concerning its financial information; and (iii) audit committee requirements.

Pursuant to the Two-Party Agreement and related agreements, the undersigned and its shareholders have agreed to cooperate with WFOE as set forth therein and WFOE is entitled to revenues and income as set forth therein and, as a result, the undersigned is aware that WFOE may consolidate the financial results of GameOcean in WFOE’s financial statements.

The undersigned GameOcean agrees and undertakes:

(1)

to grant to Dynasty and its auditors, and to each of the Addressees, as they may reasonably request, complete access to the financial results of the undersigned; and

(2)

to put in place and maintain disclosure controls and procedures and internal control over financial reporting as may be required by the Chief Financial Officer or Audit Committee of Dynasty or its sucessor;

(3)

to cooperate with Dynasty, WFOE, BaiYou HK and their affiliates for the preparation of the consolidated financial statements; and

(4)

to inform the Addressees of any material change with respect to any material fact.

[balance of the page intentionally left blank]

This undertaking is hereby made and given by Gameocean to each of the Addressees in full knowledge and recognition that each of the Addressees is relying upon same.

AND THIS UNDERTAKING is given this    25th    day of

August

, 2008

GUANGZHOU GAMEOCEAN DIGITAL NETWORK CO. LTD.

(signed) Yu Xiang

Authorized signatory (signature)

Yu Xiang, President

(print name and position of authorized signatory)

[balance of the page intentionally left blank]

ACKNOWLEDGED AND ACCEPTED by the Addressees:

August 25

, 2008

BAIYOU DIGITAL TECHNOLOGY HANGZHOU CO.

(signed) Lin Yue

Authorized signatory

August 25

, 2008

BAIYOU DIGITAL TECHNOLOGY CO. LTD.

(signed) Wilson Cho

Authorized signatory

August 25

, 2008

DNY (BVI) LIMITED

(signed) Albert Barbusci

Authorized signatory

August 25

, 2008

DYNASTY GAMING INC.

(signed) Albert Barbusci

Authorized signatory

UNDERTAKING

TO :

BaiYou Digital Technology Hangzhou Co. (hereinafter “WFOE”)

AND:

BaiYou Digital Technology Co. Ltd. (hereafter “BaiYou HK”)

AND:

Dynasty Gaming Inc. (hereinafter “Dynasty”)

AND:

TSX Venture Exchange Inc. (hereinafter “TSXV”)

(WFOE, BaiYou HK, Dynasty and TSXV are hereinafter collectively referred to as the “Addressees”)

The present undertaking is made and given by the undersigned Guangzhou Xin Fanlian Digital Technology Co. Ltd. (“XFL”) in connection with a series of agreements, including a two-party agreement entered into between the undersigned and WFOE (“Two-Party Agreement”).

The undersigned acknowledges that WFOE is a subsidiary of BaiYou HK and that it will become a direct or indirect subsidiary of Dynasty upon completion by Dynasty of the acquisition of all of the issued and outstanding shares of BaiYou HK.

The undersigned acknowledges that Dynasty is a Canadian public corporation, the shares of which are listed on the TSX Venture Exchange.

The undersigned acknowledges that Dynasty and its successor will be a reporting issuer in Canada and a registrant under the Securities Act of 1933, as amended, which will be subject to: (i) continuous disclosure obligations, including the filing of audited and unaudited consolidated financial statements; (ii) certification obligations concerning its financial information; and (iii) audit committee requirements.

Pursuant to the Two-Party Agreement and related agreements, the undersigned and its shareholders have agreed to cooperate with WFOE as set forth therein and WFOE is entitled to 70% of income and net revenues collected by XFL as set forth therein and, as a result, the undersigned is aware that WFOE will require access to the financial results of XFL.

The undersigned XFL agrees and undertakes:

(1)

to grant to Dynasty and its auditors, and to each of the Addressees, as they may reasonably request, complete access to the financial results of the undersigned; and

(2)

to put in place and maintain disclosure controls and procedures and internal control over financial reporting as may be required by the Chief Financial Officer or Audit Committee of Dynasty or its sucessor;

(3)

to cooperate with Dynasty, WFOE, BaiYou HK and their affiliates for the preparation of the financial statements; and

(4)

to inform the Addressees of any material change with respect to any material fact.

[balance of the page intentionally left blank]

This undertaking is hereby made and given by XFL to each of the Addressees in full knowledge and recognition that each of the Addressees is relying upon same.

AND THIS UNDERTAKING is given this    25th    day of

August

, 2008

GUANGZHOU XIN FANLIAN DIGITAL TECHNOLOGY CO. LTD.

(signed) Li Yagang

Authorized signatory (signature)

Li Yagang

(print name and position of authorized signatory)

[balance of the page intentionally left blank]

ACKNOWLEDGED AND ACCEPTED by the Addressees:

August 25

, 2008

BAIYOU DIGITAL TECHNOLOGY HANGZHOU CO.

(signed) Lin Yue

Authorized signatory

August 25

, 2008

BAIYOU DIGITAL TECHNOLOGY CO. LTD.

(signed) Wilson Cho

Authorized signatory

August 25

, 2008

DYNASTY GAMING INC.

(signed) Albert Barbusci

Authorized signatory

SCHEDULE H

DYNASTY GAMING INC.

CORPORATE GOVERNANCE DISCLOSURE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as Dynasty Gaming Inc. (the “Corporation”). In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Corporation of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board's Responsibility

There is no specific written mandate of the Board of Directors of the Corporation, other than the corporate standard of care set out in the governing corporate legislation of the Corporation, i.e. Canada Business Corporations Act. The Board of Directors has overall responsibility for the management, or supervision of the management, of the business and affairs of the Corporation. The Board's primary tasks are to establish the policies, courses of action and goals of the Corporation and to monitor management's strategies and performance for realizing them. All major acquisitions, dispositions, and investments, as well as financing and significant matters outside the ordinary course of the Corporation's business are subject to approval by the full Board of Directors. The Board of Directors does not currently have in place programs for succession planning and training of directors and management. As the growth of the Corporation continues, the Board of Directors will consider implementing such programs. In order to carry out the foregoing responsibilities, the Board of Directors meets on a quarterly basis and as required by circumstances.

Composition of the Board

The current Board is comprised of three (3) directors, of whom each of Kiyoshi Eguchi and Joseph Lau are independent for the purposes of NI 58-101. Albert Barbusci is not independent since he serves as President and Chief Executive Officer of the Corporation. As the Board has a clear majority of non-executive directors, the Board is independent for the purposes of NI 58-101. Accordingly, the Board takes the following additional steps to facilitate its independence:

1.

On matters involving discussion of management compensation, the independent directors will meet as a separate committee to enhance open discussion.

2.

On operational matters of the Corporation involving the performance of its Chief Executive Officer, the remaining directors will meet independently.

The Board has proposed that four (4) members be elected for the coming year. The Board believes that a group of four directors is sufficiently large to allow for the breadth of experience critical to the Board’s understanding of the issues facing the Corporation, while still small enough to allow for effective decision-making. The Board may consider adding an additional non-executive director following the annual meeting if it feels that such addition would enhance the operating ability of the Board.

Orientation and Continuing Education of Board Members

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Corporation. Board meetings are sometimes held at the Corporation’s facilities and are combined with tours and presentations by the Corporation’s management and employees to give the directors additional insight into the Corporation’s business. In addition, management of the Corporation makes itself available for discussion with all Board members.

Measures to Encourage Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Nomination of Board Members

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Corporation, this policy will be reviewed.

Ethical Business Conduct

The Board of Directors has not adopted a formal written code of ethics. The Board expects that fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law, as well as provisions under corporate legislation for required disclosures by directors and senior officers to the Corporation of transactions with the Corporation in which they may have an interest and of any other conflicts of duties and interests, are sufficient to ensure that these persons conduct themselves in the best interests of the Corporation.

Determination of Compensation of Directors and Officers

The Board’s mandate includes reviewing and approving appropriate practices for determining and establishing compensation for the directors and officers of the Corporation to ensure it reflects the responsibilities and risks of being a director of a public company.

Board Committees

The Board has developed a mandate for the audit committee and reviews such mandate annually. The mandate of the audit committee is described in this information circular under the heading “Audit Committee”.

Assessment of Directors, the Board and Board Committees

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

Concluding Statement

The Corporation has adopted a number of the recommendations for improved corporate governance contained in the Guidelines. In certain areas, the Board of Directors has determined that the Guidelines are not appropriate for the conduct of the Corporation’s business at this stage of its development. However, as the Corporation continues to grow, the Board of Directors will continuously review its corporate governance practices to determine if any changes are necessary.

SCHEDULE I

FINANCIAL STATEMENTS OF DYNASTY GAMING INC.

DYNASTY GAMING INC.

CONSOLIDATED

FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007 AND 2006

DYNASTY GAMING INC

AS AT  31 DECEMBER 2007 AND 2006

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

AUDITORS’ REPORT

1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

2

Consolidated Statements of Shareholders’ Equity

3

Consolidated Statements of Operations

4

Consolidated Statements of Cash Flows

5

Notes to Consolidated Financial Statements

6

AUDITORS' REPORT

The Directors of:

Dynasty Gaming Inc.

We have audited the consolidated balance sheets of Dynasty Gaming Inc. as at December 31, 2007 and 2006, and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2007, 2006 and 2005. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and the changes in its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec

(signed) Horwath Appel

February 19, 2008                                                                             Chartered Accountants

Comments by Auditors for U.S. Readers on Canada—

U.S. Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2007 and shareholders’ equity as at December 31, 2007, 2006 and 2005 to the extent summarized in note 22 to the financial statements.

Montreal, Quebec

(signed) Horwath Appel

February 19, 2008                                                                             Chartered Accountants

DYNASTY GAMING INC.
Consolidated Balance Sheets

As at December 31, 2007 and 2006
(stated in Canadian Dollars)

	2007	2006
	$	$
ASSETS
Current assets
Cash	1,488,832	7,551,017
Restricted cash	36,575	43,030
Accounts receivable	43,006	396,043
Prepaid expenses	17,043	159,586
Other receivable	-	150,000
Investment (Note 7)	280,000	-
	1,865,456	8,299,676
Deferred development costs (Note 8)	90,000	1,639,571
Property and equipment (Note 9)	404,394	465,175
Definite-life intangibles (Note 10)	2,000,000	-

	4,359,850	10,404,422

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	205,587	737,155
Deferred revenue	-	48,908

	205,587	786,063
Minority interest (Note 12)	492,792	-
	698,379	786,063

Shareholders' equity	3,661,471	9,618,359
	4,359,850	10,404,422

Commitments, Subsequent Events and Canadian and United States accounting policies differences (Notes 18, 21 and 22)

On behalf of the board:

“Albert Barbusci”

, Director

 “Joseph Lau”

, Director

The accompanying notes are an integral part of these consolidated financial statements

2

DYNASTY GAMING INC.
Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2007, 2006 and 2005
(stated in Canadian Dollars)

	Capital Stock	Capital Stock	Contributed	Other Capital	Accumulated Other Comprehensive		Total Shareholders’
	(Note 13)	(Note 13)	Surplus	(Note 14)	Income	Deficit	equity
	#	$	$	$	$	$	$
Balance - December 31, 2004	36,187,782	3,589,810	120,653		(135,924)	(2,852,552)	721,987
Shares & warrants issued - private placements	23,000,000	5,344,447		466,500			5,810,947
Shares issued - business acquisition	9,000,000	1,350,000					1,350,000
Shares issued - brokers' rights & warrants	8,542,666	2,097,680		(16,280)			2,081,400
Shares issued - stock option Plan	123,667	23,497		(4,947)			18,550
Stock-based costs				30,257			30,257
Foreign currency translation					(53,995)		(53,995)
Net loss for the year						(1,184,559)	(1,184,559)
Balance - December 31, 2005	76,854,115	12,405,434	120,653	475,530	(189,919)	(4,037,111)	8,774,587
Shares & warrants issued - private placements	12,000,000	4,008,156		1,560,000			5,568,156
Shares issued - brokers' warrants	2,232,334	1,132,570		(106,470)			1,026,100
Shares issued - stock option Plan	440,444	129,195		(25,956)			103,239
Stock-based costs				1,042,146			1,042,146
Foreign currency translation					189,919	(189,919)	-
Net loss for the year						(6,895,869)	(6,895,869)
Balance - December 31, 2006	91,526,893	17,675,355	120,653	2,945,250	-	(11,122,899)	9,618,359
Shares issued – warrants (Note 13)	355,714	195,643		(17,786)			177,857
Shares issued - stock option Plan (Note 13)	464,967	325,926		(141,693)			184,233
Stock-based costs (Note 15)				(60,534)			(60,534)
Net loss for the year						(6,258,444)	(6,258,444)
Balance - December 31, 2007	92,347,574	18,196,924	120,653	2,725,237	-	(17,381,343)	3,661,471

The accompanying notes are an integral part of these consolidated financial statements

3

DYNASTY GAMING INC.
Consolidated Statements of Operations

Years ended December 31, 2007, 2006 and 2005
(stated in Canadian Dollars)

	2007 $	2006 $	2005 $
Revenues	51,740	82,277	161,700
Operating expenses
Direct costs	1,183,387	1,505,545	53,593
Marketing and promotion	2,082,870	1,217,613	231,567
Administrative	1,492,708	3,065,346	911,006
Amortization - deferred development costs	756,180	819,792	-
Amortization - property and equipment	176,231	56,234	16,109
Impairment - loan receivable	-	303,430	-
Impairment – deferred development costs (Note 8)	666,181	-	-
Impairment – property and equipment (Note 9)	114,660	-	-
Impairment - goodwill	-	-	328,348
	6,472,217	6,967,960	1,540,623
Loss from operations	(6,420,477)	(6,885,683)	(1,378,923)
Other
Interest income	186,355	131,516	(1,518)
Foreign exchange (loss) gain	(23,561)	1,604	9,267
Gain on settlement of advance payable	-	18,605	-
Loss on disposal of equipment	(7,969)	-	-
	154,825	151,725	7,749
Loss from operations before minority interest	(6,265,652)	(6,733,958)	(1,371,174)
Minority interest (Note 12)	7,208	-	-
Loss from continuing operations	(6,258,444)	(6,733,958)	(1,371,174)
(Loss) gain from discontinued operations (Note 6)	-	(186,626)	186,615
Gain on sale of discontinued operations (Note 6)	-	24,715	-
Net (loss) gain from discontinued operations	-	(161,911)	186,615

Net loss	(6,258,444)	(6,895,869)	(1,184,559)

Net loss per share
Basic and diluted
From continuing operations	(0.07)	(0.09)	(0.03)
From discontinued operations	-	0.00	0.00
	(0.07)	(0.09)	(0.03)
Weighted average number of common shares
Basic	91,937,234	78,876,348	46,165,603
Diluted	91,937,234	78,876,348	46,165,603

The accompanying notes are an integral part of these consolidated financial statements

4

DYNASTY GAMING INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2007, 2006 and 2005
(stated in Canadian Dollars)

	2007 $	2006 $	2005 $
Operating activities
Net loss from continuing operations	(6,258,444)	(6,733,958)	(1,371,174)
Stock based compensation (Note 15)	(60,534)	1,042,146	30,257
Amortization of deferred development costs	756,180	819,792	-
Amortization of property and equipment	176,231	56,234	16,109
Impairment – loan receivable	-	303,430	-
Impairment – goodwill	-	-	328,348
Impairments – deferred development costs	666,181	-	-
Impairment – property and equipment	114,660	-	-
Minority interest	(7,208)	-	-
Loss on disposal of equipment	7,969	-	-
	(4,604,965)	(4,512,356)	(996,460)
Change in non-cash working capital:
Accounts receivable	353,037	(266,561)	318
Prepaid expenses	142,543	(113,565)	13,095
Accounts payable and accrued liabilities	(531,568)	(12,933)	(739,855)
Deferred revenue	(48,908)	-	48,908
	(84,896)	(393,059)	(677,534)
	(4,689,861)	(4,905,415)	(1,673,994)
Investing activities
Decrease (increase) in restricted cash	6,455	(43,030)	-
Decrease in restricted deposit	-	116,300	3,900
Net cash transferred on sale of business	-	(879,789)	-
Cash acquired on acquisition	-	-	6,863
Other receivable	150,000	-	30,200
Increase in development costs	-	-	(578,624)
Tax credits received for development costs	127,210	277,088	-
Acquisition of property and equipment	(238,579)	(394,355)	(29,631)
Acquisition of definite-life intangibles	(2,000,000)	-	-
Proceeds on sale of property and equipment	500	-	-
Investment (Note 7)	(280,000)	-	-
	(2,234,414)	(923,786)	(567,292)
Financing activities
Repayment of obligations under capital leases	-	(5,003)	(27,429)
Minority interest in shares of a subsidiary	500,000	-	-
Decrease in loan payable director	-	-	(60,000)
Issuance of common shares net of costs	362,090	6,697,495	7,910,897
	862,090	6,692,492	7,823,468
Change in cash and cash equivalents from continuing operations	(6,062,185)	863,291	5,582,182
Change in cash and cash equivalents from discontinued operations (Note 6)	-	634,460	152,039
Net change in cash and cash equivalents	(6,062,185)	1,497,751	5,734,221
Cash and cash equivalents , beginning of year	7,551,017	6,053,266	319,045
Cash and cash equivalents , end of year	1,488,832	7,551,017	6,053,266
Cash and cash equivalents related to:
Continuing operations	1,488,832	7,551,017	5,755,213
Discontinued operations	-	-	298,053

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements

5

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

1.

Going Concern

The Company has incurred operating losses and has not achieved any significant revenues. In October 2007, the Company halted its activities which were based solely on the licensing of its Mahjong Mania proprietary online gaming software.  The Company’s continuance as a going concern is dependent upon the completion of the proposed transaction as described below.

The transaction proposed consists of a reverse takeover and share exchange between the Company and Junnet Omnimedia, Inc., UDS Technology Limited, Wilson Cho and Silva Ford Technology Ltd, which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd. which will be accompanied by a private placement offering for gross proceeds (before expenses) of $30,000,000 US.  Pursuant to the proposed transaction Dynasty Digital Interactive Inc. will be the continuing company (Note 21).

2.

Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”) is continued under the Canada Business Corporations Act.   Through its wholly-owned subsidiaries, the Company was engaged in the development, marketing and licensing of the proprietary online gaming software Mahjong Mania.  This activity ceased as of October 2007.

The Company, through DNY (BVI) Limited, entered into an agreement with Sega to purchase licenses for 4 online games.  This agreement is in anticipation of the completion of the proposed transaction (Notes 18 and 21).

3.

Significant Accounting Policies

a)

Basis of presentation

The consolidated financial statements are prepared by management using accounting principles generally accepted in Canada and are reported in Canadian dollars unless otherwise stated.

b)

Principles of consolidation

The consolidated financial statements of the Company include the accounts of Dynasty Gaming Inc. and its subsidiaries.  All significant inter-company transactions and balances have been eliminated upon consolidation. Acquisitions are recorded as purchases and the operations of the companies acquired during the period are included in the statements of operations from the dates of acquisition.

The Company’s subsidiaries are the following:

-

wholly-owned Canadian subsidiary, Mahjong Development Inc.,

-

wholly-owned Turks and Caicos Island subsidiary, Mahjong Systems Limited

-

wholly-owned Cyprus subsidiary, Mahjong Systems (Cyprus) Limited

-

75% owned British Virgin Islands subsidiary, DNY (BVI) Limited

c)

Cash and cash equivalents

Cash and cash equivalents include short-term investments with maturities of 90 days or less when acquired.

d)

Deferred development costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost. The Company performs periodic impairment reviews to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

6

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

2.

 Significant Accounting Policies – cont’d

e)

Property and equipment

Property and equipment are recorded at cost, less accumulated amortization. Amortization is provided at rates designed to amortize the costs of the assets over their estimated useful lives.   The amortization is as follows:

1) computer hardware and software	30% - declining balance method
2) furniture and fixtures	20% - declining balance method

f)

Definite-life intangibles

The definite-life intangibles are recorded at cost, less accumulated amortization. Amortization is provided over the assets’ useful life, using the straight-line method.   The useful life of the definite-life intangibles is based on their contract life.

g)

Government assistance

Government assistance is comprised of investment tax credits and scientific research and experimental development tax credits. These credits are recognized when there is reasonable assurance of their recovery using the cost reduction method. Investment tax credits are subject to the customary approvals by the pertinent tax authorities. Adjustments required, if any, are reflected in the year when such assessments are received.

h)

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars.  The operations of the Company’s foreign subsidiary are considered to be fully integrated with those of its parent.

Accounts in foreign currencies are translated using the temporal method. Under this method monetary balance sheet items are translated at the exchange rates in effect at year end and non-monetary items are translated at the historical exchange rates. Revenues and expenses (other than amortization, which is translated at the same exchange rates as the related assets) are translated at exchange rates in effect on the transaction dates or at the average exchange rates of the period. Translation gains or losses are included in the consolidated statement of operations.

i)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, the future income tax liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company’s provision for the current income taxes and the difference between the opening and ending balances of future income tax assets and liabilities.

j)

Revenue recognition

The Company recognizes revenues resulting from the sale of software usage licenses and royalties.  Revenues resulting from the sale of software usage licenses are recognized on a straight-line basis over the term of the software agreements.  Revenues from royalties, the percentage share of the on-line game stakes as stipulated in the licensing contracts, are recognized at the end of the Internet game.

7

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

3.

 Significant Accounting Policies – cont’d

k)

Per share amounts

Basic earnings or loss per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings or loss per share is calculated by dividing net results available to common shareholders by the weighted average number of shares used in the basic per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all dilutive potential common shares outstanding during the year, using the treasury stock method.

l)

Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party or (ii) failure of another party to perform under an obligation agreement. The Company has not provided any such guarantees to third parties.

m)

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.   Areas of significant estimate include the recoverability of deferred software costs, amortization periods for property and equipment and for definite-life intangibles, provision for doubtful accounts, the realization of future tax assets, and stock-based compensation costs. Actual results could differ from management’s best estimates and underlying assumptions as additional information becomes available in the future.

n)

Stock-based compensation and other stock-based payments

The Company has a stock-based compensation plan which is described in note 15.   The Company accounts for all stock-based payments and awards under the fair value base method.   All stock compensation to non-employees is expensed to earnings.   Stock options awards to employees are measured based on the fair value of the options at the grant date and a compensation expense is recognized over the vesting period of the options, with a corresponding increase to other capital.  When the stock options are exercised, capital stock is credited by the sum of the consideration paid, together with the related portion previously recorded to other capital.    For awards granted before January 1, 2004, the Company did not recognize any compensation cost.

4.

 Change in Accounting Policies

Accounting Changes

On January 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors.

8

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

3.

Change in Accounting Policies (cont’d)

Financial Instruments

On January 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Disclosure and Presentation; Section 3865, Hedges; and Section 3251, Equity.

These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.  Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income elements consist of revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income, in conformity with generally accepted accounting principles (GAAP).  Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting fiscal year.

The Company’s adoption of these financial instruments standards had no impact on the financial statements.

(i) Comprehensive Income

Comprehensive income, established under CICA Section 1530, is a standard that provides guidance on the presentation of comprehensive income which is defined as the change in shareholders’ equity, from transactions and other events and circumstances from non-owner sources, and is composed of the Company’s net earnings and other comprehensive income.

Other comprehensive income refers to revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net earnings, and includes net changes in unrealized foreign exchange gains (losses) on translating financial statements of self-sustaining foreign operations, net changes in gains (losses) on items designated as hedges on net investments including reclassification to earnings and net changes in gains (losses) on derivative items designated as hedges of cash flows and net changes on financial assets classified as available for sale, all net of income taxes.

(ii)

Financial Assets and Financial Liabilities

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not clearly and closely related to the host contract, must be measured at fair value. Financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale financial instruments. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Held-for-trading

Financial instruments classified as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings in the period in which these changes arise. Section 3855 allows an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of held-for-trading (fair value option).

9

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

4.

Change in Accounting Policies (cont’d)

The Company’s cash and cash equivalents and restricted cash are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments.

Held-to-maturity investments, loans and receivables and other financial liabilities

Financial instruments classified as loans and receivables, held-to-maturity investments and other financial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings in the period.

The Company’s accounts receivable and other receivables are classified as loans and receivables.

The Company’s accounts payable and accrued liabilities and related party payable are classified as other financial liabilities.

Available-for-sale

Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the change arises. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment. Upon de-recognition, all cumulative gains or losses are then recognized in net earnings.

(iii)

Derivatives and hedging accounting

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is separated from the host contract and accounted for as a derivative in the balance sheet, at its fair value. The Company has decided to recognize embedded derivatives in its consolidated balance sheet, if applicable. This rule has had no impact in the financial statements of the Company.

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies; fair value hedges and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item. The Company does not have any outstanding hedging contracts as at December 31, 2007 and December 31, 2006.

5.

Future Accounting Changes

The following is an overview of accounting standard changes that the Company will be required to adopt in future years:

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures, and section 3863, Financial Instruments – Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Company will adopt them on January 1, 2008. The Company is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

10

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

5.

Future Accounting Changes (cont’d)

Sections 3862 and 3863 will replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

6.

Discontinued Operations

On December 15, 2006 the Company sold its wholly-owned subsidiaries MedEvents Inc., Cadence Healthcare Communications Inc. and CPC Econometrics Inc. with an effective date of September 30, 2006.

Gain on sale:

Proceed from sale	$ 300,000
Less: book value of subsidiaries as of September 30, 2006	(275,285)
Gain on sale	$ 24,715

The cumulative currency translation adjustment as of December 31, 2005, which arose from the translation to Canadian dollars of the assets and liabilities of CPC Econometrics Inc., the Company’s foreign self sustaining US operations, has been written off to the Company’s opening deficit.  The effect of this write off was a negative amount of $189,919.

The results of operations and cash flows of these subsidiaries have been segregated in the accompanying financial statements and reported as discontinued operations.

The discontinued operations presented in the accompanying consolidated statements of operations are as follows:

	2006 273 day period $	2005 365 day period $
Revenues	1,710,323	7,794,457
Operating expenses
Direct costs	1,526,896	5,241,175
Selling	114,100	320,267
Administrative	199,666	1,786,179
Amortization	28,675	37,251
	1,869,337	7,384,872
(Loss) income from operations	(159,014)	409,585
Other
Other income	14,428	21,757
Gain on sale of equipment	4,893	-
	19,321	21,757
(Loss) income before income taxes	(139,693)	431,342
Income taxes	-	244,727
Net (loss) income from discontinued operations	(139,693)	186,615
Translation adjustment loss	(46,933)	-
Net comprehensive (loss) income from discontinued operations	(186,626)	186,615

11

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

6.

Discontinued Operations (cont’d)

The cash flows from discontinued operations presented in the accompanying consolidated statements of cash flows are as follows:

	2006 273-day period $	2005 365-day period $
Operating activities	1,070,810	139,358
Investing activities	5,258	104,636
Financing activities	(420,572)	(74,378)
Effect of exchange rate changes on cash and cash equivalents	(21,036)	(17,577)
Cash flows from discontinued operations	634,460	152,039

Supplementary cash flow information for discontinued operations:

Income taxes paid	-	121,160

7.

Investment

During the year a new foreign subsidiary, BOBO Media Limited  (“BOBO”) was incorporated in the British Virgin Islands;  the Company owned 70% of the issued and outstanding shares of BOBO.   BOBO was inactive and the Company sold all of its shares in BOBO in exchange for 70,000 shares of Asia Premium TV GRP (ATVG.OB).    The investment is classified as held-for-trading and is carried at fair value.

8.

Deferred Development Costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost and amortized on a straight-line basis over the three years estimated useful life.  During the year research and development tax credits in the amount of $127,210 (2006 – $277,088) were included as a reduction to the deferred development costs; the amount was based on the claims received.  The Company has performed an impairment review and determined that the asset was impaired; an impairment loss of $666,181 was recorded.  The remaining amount represents the estimate of the 2007 research and development tax credits to be received.

			2007	2006
Cost	Accumulated Amortization	Impairment	Net Book Value	Net Book Value
$	$	$	$
2,332,153	1,575,972	666,181	90,000	1,639,571

9.

Property and Equipment

				2007			2006
	Cost	Accumulated Amortization	Impairment	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$	$
Computer hardware and software	782,733	269,371	114,660	398,702	556,491	98,431	458,060
Furniture and fixtures	10,314	4,622	-	5,692	10,314	3,199	7,115
	793,047	273,993	114,660	404,394	566,805	101,630	465,175

During the year the company recorded impairment in the amount of $114,660 on the computer software.

12

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

10.

Definite-Life Intangibles

On December 18, 2007 the Company purchased special rights for the use of on-line games and made an initial payment towards the purchase of an on-line game (Notes 12 and 18).  The special rights have a five year term.   The license for the on-line game software will have a term of 78 months.

			2007			2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$
Special rights	200,000	-	200,000	-	-	-
On-line game license	1,800,000	-	1,800,000	-	-	-
	2,000,000	-	2,000,000	-	-	-

11.

Income Taxes

	2007	2006	2005
	$	$	$
Loss from continuing operations before income taxes:
Canadian	(6,048,972)	(5,847,118)	(1,178,195)
Foreign	(209,472)	(886,840)	(192,979)
	(6,258,444)	(6,733,958)	(1,371,174)
Combined federal and provincial statutory rates	30.95%	27.80%	26.64%
Computed income tax recovery at statutory rates	(1,936,988)	(1,872,248)	(365,240)
Increase (decrease) resulting from:
Impairments	170,945	48,579	101,787
Loss (gain) on investments	2,551	(2,979)	-
Non-deductible expenses	72,118	416,653	15,838
Non-recognition of future tax assets	276,324	213,942	3,199
Non-recognition of tax benefits related to non-capital losses	1,415,050	1,196,053	244,416
Income tax expense	-	-	-

Future tax assets are comprised of the following:

	2007	2006	2005
	$	$	$
Operating losses carried forward	3,222,928	1,930,810	796,013
Capital losses carried forward	432,671	429,692	315,405
Timing differences due to capital, intangible and other assets	41,270	(170,956)	33,394
Investment income tax credits	247,945	102,736	102,736
Less: valuation allowance	(3,944,814)	(2,292,282)	(1,247,548)
	-	-	-

As at December 31, 2007, the Company has taxable capital losses carry-forward of approximately $1,351,250 which are available to be applied against future taxable capital gains and non-capital losses carry-forward of approximately $10,047,000, which are available to be applied against future taxable income.

13

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

11.

Income Taxes (cont’d)

The non-capital losses expire as follows:

Year of Expiry

$

2027

            4,419,000

2026

            3,326,000

2015

            1,630,000

2014

360,000

2010

  54,000

2009

194,000

2008

  64,000

The potential tax benefits relating to these losses have not been recognized in the financial statements.

12.

Investment

In December 2007, DNY (BVI) Limited issued 900 shares for proceeds of $2,000,000.  Of the 900 shares 650 were issued to the Company and 250 were issued to Junnet Omnimedia, Inc (“Junnet”). As a result of this transaction the Company owns 75% of the outstanding shares of DNY (BVI) Limited and Junnet owns 25%.  The proceeds of this issuance were used to pay for special rights and software licenses related to on-line games (Notes 10 and 18).

13.

Capital Stock

a)

Authorized

The Company is authorized to issue an unlimited number of common shares.

b)

Escrowed shares

As at December 31, 2007, 4,732,778 common shares are subject to escrow conditions and may only be released for trading based on a pre-determined schedule and conditions extending over a period of one year.

c)

Warrants, rights and options exercised during the year by quarter

	Number	Average Exercise Price	Proceeds *
	#	$	$
First quarter
Warrants	343,214	0.50	188,768
Options	195,000	0.33	123,649
Second quarter
Warrants	12,500	0.50	6,875
Options	269,967	0.44	202,277
	820,681		521,569

*  “Proceeds” is comprised of net cash proceeds plus the related stock-based compensation costs, brokers’ rights and warrants costs which were originally credited to other capital.

14

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

13.

Capital Stock (cont’d)

Issued common shares:

	2007		2006
	Number of shares	Book Value	Number of shares	Book Value
	#	$	#	$
Common shares, beginning of period	91,526,893	17,675,355	76,854,115	12,405,434
Issuance- private placements	-	-	12,000,000	4,008,156
Issuance- warrants and options exercised	820,681	521,569	2,672,778	1,261,765
Common shares, end of period	92,347,574	18,196,924	91,526,893	17,675,355

14.

Other Capital

Other capital consists of the following:

	2007	2006
	$	$
Warrants and brokers’ rights costs	1,885,964	1,903,750
Stock-based compensation costs	839,273	1,041,500
	2,725,237	2,945,250

15.

Stock-Based Compensation Plan

The Company maintains a Stock Option Plan for eligible individuals: directors, officers, employees and consultants.   Under this plan, the maximum aggregate number of shares reserved for issuance shall not exceed 10% of the then issued and outstanding shares of the Company.  The option price, the expiration date of each option, the vesting period and other terms and conditions relating to each option shall be determined by the Board at the time of granting.    The options are exercisable up to a maximum of 5 years after the grant.

The summarized information on options as at December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number Exercisable	Weighted average exercise price
$	#	#	$	#	$
$0.15 - $0.50	2,075,000	4.71	0.25	375,000	0.24
$0.50 - $1.00	2,481,700	3.15	0.55	1,972,534	0.56
$1.00 - $1.11	1,031,667	3.89	0.99	688,334	0.99
	5,588,367	3.87	0.52	3,035,868	0.62

The fair value compensation expense recorded for the year ended December 31, 2007, with respect to the stock options granted, was a negative $60,534 (2006 – a positive $1,042,146).  The weighted average fair value of options granted during 2007 was estimated at $0.11 per option using the Black-Scholes model on the date of grant.  The following weighted-average assumptions were used:

Risk-free interest rate

  6.00%

Expected life

 1.79 years

Expected volatility in the market price of the shares

   90%

Expected dividend yield

    nil

15

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

15.

Stock-Based Compensation Plan   (cont’d)

The number of options has varied as follows for the years ended December 31:

	2007		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding at beginning of year	7,887,888	0.68	2,605,749	0.44
Forfeited and expired	(4,504,554)	0.69	(26,750)	1.05
Granted	2,670,000	0.37	5,749,333	0.77
Exercised	(464,967)	0.40	(440,444)	0.23
Outstanding at end of year	5,588,367	0.52	7,887,888	0.68
Options exercisable at end of year	3,035,868	0.62	2,872,334	0.62

16.

Supplemental Cash Flow Information

	2007	2006
	$	$
Non- cash investing and financing activities:
Proceeds from sale of subsidiaries	-	150,000
Other receivable	-	(150,000)
Cost of warrants & brokers’ rights	-	1,560,000
Other capital	-	(1,560,000)
(Decrease) increase in common stock due to reduction in other capital pursuant to stock warrants, rights and options issued	(159,479)	132,426

17.

Financial Instruments

a)    Credit risk

It is management’s opinion that the Company is not exposed to significant credit risk.

b)   Fair value disclosure

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision. The Company has estimated that the carrying value of its short-term financial assets and liabilities approximates their fair values at the balance sheet date because of the short-term maturity of these instruments.

c)   Foreign currency risk

All of the Company’s revenue is earned in foreign currencies and is exposed to currency fluctuations.  The Company, as much as possible, uses the revenue stream in foreign currency as a natural hedge to cover costs denominated in that currency.  The following shows, in Canadian dollars, the assets and liabilities in other currencies:

	2007			2006
		Original	Converted		Original	Converted
	Currency	$	$	Currency	$	$
Current assets	US	594,430	589,279	US	602,942	698,368
Current assets	GBP	-	-	GBP	2,725	6,219
Current liabilities	US	33,632	33,339	US	165,025	192,328

16

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

18.

Commitments

Purchase of on-line games licenses

The Company entered into an agreement with Sega to purchase time-limited licenses for 4 on-line games at a one-time license cost of US dollars $14,000,000 plus royalties based on revenues.  The estimated schedule of payments for the one-time license cost is as follows:  $6,000,000 in 2008 and $8,000,000 in 2009.   The Company shall also pay a running royalty (the “Running Royalty”) for each of the Games as consideration for the license in the following amounts:

Game 1:

23% of Card Net Sales (if there is additional online revenue, 23% of Company Distribution Net Sales)

Game 2:

27% of Company Distribution Net Sales

Game 3:

28% of Company Distribution Net Sales

Game 4:

28% of Company Distribution Net Sales

Company Distribution Net Sales’ is defined as revenue received for Online Games Operation (“Gross Games Revenue”) minus distribution costs incurred by the Company in carrying out Online Game Operation (“Distribution Costs”) and exclusive of tax.  Distribution costs shall be capped at 18% of Gross Games Revenue.

The Running Royalty shall increase as follows:

(a)

 For Game 1, by 1% if Gross Games Revenue exceeds USD5,000,000 (so that the Running Royalty shall be 24% of Company Distribution Net Sales) and by an additional 1% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 25% of Company Distribution Net Sales).

(b)

For Game 2, 3 and 4, by 3% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 30% of Company Distribution Net Sales for Game 2, 31% of Company Distribution Net Sales for Game 3 and 31% of Company Distribution Net Sales for Game 4) and by an additional 2% if Gross Games Revenue exceeds USD20,000,000 (so that the Running Royalty shall be 32% of Company Distribution Net Sales for Game 2, 33% of Company Distribution Net Sales for Game 3 and 33% of Company Distribution Net Sales for Game 4).

Online game business operating cooperation

DNY (BVI) Limited (“DNY BVI”), a subsidiary of the Company, has signed an interim Agreement of Online Game Business Operating Cooperation (the “Agreement”) with Beijing Baiyouhuitong Net Technology Ltd (“Baiyou”).  As stipulated in the Agreement, DNY BVI is responsible for all costs relating to marketing and operating the four (4) SEGA games. Consistent with that Agreement, DNY BVI has rendered, on February 20, 2008, a payment of RMB 1,423,000 ($202,350 Cdn) to Baiyou as an advance against these costs. DNY BVI shall provide quarterly payments of approximately the same amount to Baiyou, with the next payment due prior to March 15, 2008. The amount and frequency of future payments beyond March 15, 2008 shall be dictated by a Definitive Agreement to be concluded between both parties prior to March 31, 2008.

19.

Related Party Transactions

Transactions with companies controlled by shareholders and directors are as follows:

	2007	2006
	$	$
Direct costs paid to	-	158,433
Administrative costs paid to	288,066	392,150

17

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

19.

Related Party Transactions  (cont’d)

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  As of  December 31, 2007, there were no balances payable to related parties (December 31, 2006 - $3,272).

20.

Segmented Information

The Company operates under one operating and reporting segment as management has determined that the nature of its operations and the way management runs the business meets the aggregation criteria specified by Canadian accounting standards.

The Company’s revenues originate from the following geographical areas of operation.

		2007		2006
	UK and Europe	Total	UK and Europe	Total
	$	$	$	$
License and royalty fees	51,740	51,740	82,277	82,277

21.

Subsequent Events

Proposed Transaction

On February 5, 2008, the Company entered into a letter of understanding to enable a reverse takeover (“RTO”) and share exchange transaction between Dynasty Gaming Inc. (“Dynasty”), Junnet Omnimedia, Inc. (“Junnet”), UDS Technology Limited (“UDS BVI”), Wilson Cho (“Cho”) and Silva Ford Technology Ltd (“Ford BVI”), which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd.  As a result of this proposed transaction Dynasty Digital Interactive (“DDI”) will be the continuing company (“Company”).

Dynasty will purchase UDS BVI shares and Ford BVI shares from Junnet and Cho and issue a total of sixteen million four hundred thousand (16,400,000) post-consolidation common shares of Dynasty.  Of this amount, and as consideration for the purchase of the Ford BVI shares, Dynasty will issue eight million four hundred thousand (8,400,000) post consolidation shares to Cho. Also of this amount, and as consideration for the purchase of the UDS BVI shares, Dynasty will issue eight million (8,000,000) post consolidation shares to Junnet. The consolidation of the Dynasty common shares will be done using a ratio of 1 new common share for 23.0869 old common shares.

Pursuant to this agreement, Dynasty will acquire 100% of the issued and outstanding shares of UDS BVI in exchange    for shares of Dynasty’s common stock constituting 37.8% of its outstanding securities on a fully-diluted basis.  In addition, Dynasty will acquire 100% of the issued and outstanding shares of Ford BVI in exchange for shares of Dynasty’s common stock constituting 39.7% of its outstanding securities on a fully-diluted basis.  As a result of this transaction, both UDS BVI and Ford BVI will become wholly-owned subsidiaries of the Company and their stockholders will in turn own shares of the Company. UDS BVI, through an intermediary company, will hold 100%  of Ju You Software Technology Ltd (“Ju You”), a wholly-foreign-owned enterprise (“WFOE”). Also as a result of this transaction, Ford BVI will hold, through an intermediary company, a 70% interest in Beijing Baihui Digital Stars Technology Co. Ltd.

UDS BVI and Ford BVI are non-public, non-operating companies with nominal net non-monetary assets.  Beijing Baihui Digital Stars Technology Co. Ltd. is a non-public company formed and operating since March 1, 2006.

Pursuant to the RTO transaction, the Company has entered into an agreement with a financial advisor to represent it in securing a private placement offering from accredited investors of 6,000,000 units at a price of US $5 per unit. The units are comprised of one common share and 0.50 of a warrant to purchase one common share for gross proceeds of US $30,000,000 (before transaction costs). The proceeds from this placement will be principally used to fund the licensing payments to SEGA for the exclusive rights to operate four online games in China (Note 18), to fund the growth and expansion of the online software distribution business and to expand the sales and marketing efforts relating to online games.

18

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

22.

Canadian and United States Accounting Policies Differences

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The significant differences between Canadian GAAP and generally accepted accounting principles in the United States (U.S. GAAP), and their effect on the consolidated financial statements, are described below:

Consolidated statement of operations:

Effective January 1, 2004, for U.S. GAAP purposes, the Company adopted SFAS 123R, using the modified retro-prospective application method. Under this method, SFAS No. 123R applies to new awards and to prior years’ awards to give effect to the fair value-based method of accounting for awards granted, modified, or settled in cash on a basis consistent with the Proforma disclosures required for those periods by statement 123. Under Canadian GAAP, for awards granted before January 1, 2004, the Company did not recognize any compensation cost at the time of grant or as the requisite service was rendered. Total stock based compensation costs that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP is $35,608 representing $15,083 in 2004, $14,650 in 2003 and $5,875 in 2002.

Estimated Value of Warrants:

The Company allocates the proceeds of private placements between capital stock and warrants based on the estimated fair value of the warrants using the Black-Scholes model. For Canadian GAAP, the Company uses an estimated life of the warrants in the model. For U.S. GAAP reporting purposes, the Company uses the contractual term of the warrants in the model. This results in different amounts being allocated to the warrants under U.S. GAAP, with no impact to operating results or cash flows.  The impact of these different allocations on shareholders’ equity is as follows:

	2007		2006		2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$	$	$
Capital stock	18,196,924	17,044,745	17,675,355	16,512,505	12,405,434	12,139,934
Contributed surplus	120,653	120,653	120,653	120,653	120,653	120,653
Other capital	2,725,237	3,913,024	2,945,250	4,143,708	475,530	776,638
Cumulative translation adjustment	-	-	-	-	(189,919)	-
Deficit	(17,381,343)	(17,416,951)	(11,122,899)	(11,158,507)	(4,037,111)	(4,262,638)
Total shareholders’ equity	3,661,471	3,661,471	9,618,359	9,618,359	8,774,587	8,774,587

Consolidated Statements of Cash Flows:

SFAS No. 95, “Statement of Cash Flows”, requires that the consolidated statements of cash flows include a reconciliation of net loss to cash used in operating activities of continuing operations, as well as cash flow information related to discontinued operations.

19

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

22.

Canadian and United States Accounting Policies Differences  (cont’d)

Following are the consolidated statements of cash flows prepared in accordance with U.S. GAAP:

	2007	2006	2005
	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(6,258,444)	(6,895,869)	(1,184,559)
Stock based compensation	(60,534)	1,042,146	30,257
Amortization of deferred development costs	756,180	819,792	-
Amortization of property and equipment , assets under capital leases and deferred lease benefits	176,231	84,909	53,360
Impairments	780,841	303,430	328,348
Gain on sale of discontinued operations	-	(24,715)	-
Loss (gain) on sale of property and equipment	7,969	(4,893)	-
Future income tax liability	-	-	148,050
Minority interest	(7,208)	-	-
	(4,604,965)	(4,675,200)	(624,544)
Change in non-cash working capital:
Accounts receivable	353,037	905,751	181,226
Prepaid expenses and work in progress	142,543	(3,580)	(227,807)
Accounts payable and accrued liabilities	(531,568)	(212,164)	(809,365)
Deferred revenue	(48,908)	103,655	(54,146)
	(84,896)	793,662	(910,092)
	(4,689,861)	(3,881,538)	(1,534,636)
Cash flows from investing activities
Restricted cash	6,455	(43,030)	-
Restricted deposit	-	(155,418)	3,900
Net cash transferred on sale of business	-	(879,789)	-
Cash acquired on acquisition	-	-	6,863
Loans receivable	150,000	-	134,836
Increase in development costs – gaming software	-	-	(578,624)
Tax credits received for development costs	127,210	277,088	-
Acquisition of property and equipment	(2,038,579)	(408,747)	(29,631)
Acquisition of intangible property	(200,000)	-	-
Proceeds on sale of property and equipment	500	19,650	-
Investment (Note 7)	(280,000)	-	-
	(2,234,414)	(1,190,246)	(466,656)
Cash flows from financing activities
Bank indebtedness	-	(85,337)	(37,340)
Repayment of obligations under capital lease	-	(15,320)	(39,867)
Decrease in loan from shareholder	-	-	(60,000)
Repayment of long term debt	-	(53,200)	(24,600)
Issuance of common shares net of costs	862,090	6,697,495	7,910,897
	862,090	6,543,638	7,749,090
Effect of exchange rates fluctuations on cash and cash equivalents	-	25,897	(17,577)
Net change in cash and cash equivalents	(6,062,185)	1,497,751	5,734,221
Cash and cash equivalents , beginning of year	7,551,017	6,053,266	319,045
Cash and cash equivalents , end of year	1,488,832	7,551,017	6,053,266

20

DYNASTY GAMING INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006, and 2005

(stated in Canadian Dollars)

22.

Canadian and United States Accounting Policies Differences  (cont’d)

Recently issued accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS 160”) which becomes effective for fiscal periods beginning after December 15, 2008 (January 1, 2009 for the Company). This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. In addition this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial  Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company) . The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, (“FAS 157”), which establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years, and the interim periods within those fiscal years, beginning after November 15, 2007 (January 1, 2008 for the Company). The Company is currently evaluating the impact of this standard on its consolidated financial statements.

21

DYNASTY GAMING INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

AS AT MARCH 31, 2008

DYNASTY GAMING INC.
Interim Consolidated Balance Sheets
(stated in Canadian Dollars)
(unaudited)

	March 31, 2008	December 31, 2007
	$	$
ASSETS
Current assets
Cash	897,357	1,488,832
Restricted cash	37,875	36,575
Accounts receivable	73,209	43,006
Prepaid expenses	26,369	17,043
Investment held for transaction (cost $280,000)	215,565	280,000
	1,250,375	1,865,456
Deferred development costs	-	90,000
Property and equipment	179,417	404,394
Definite-life intangibles	6,008,000	2,000,000

	7,437,792	4,359,850

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	4,479,290	205,587

	4,479,290	205,587
Minority interest	404,857	492,792
	4,884,147	698,379

Shareholders' equity	2,553,645	3,661,471
	7,437,792	4,359,850

Commitments (Note 9)

On behalf of the board:

        “Albert Barbusci”_______________ ,  Director

        _” Joseph Lau”     ____________      ,_Director

The accompanying notes are an integral part of these interim consolidated financial statements

1

DYNASTY GAMING INC.
Interim Consolidated Statements of Shareholders’ Equity

(stated in Canadian Dollars)
(unaudited)

	Capital Stock	Capital Stock	Contributed	Other Capital	Accumulated Other Comprehensive		Total Shareholders’
			Surplus		Income	Deficit	equity
	#	$	$	$	$	$	$
Balance - December 31, 2006	91,526,893	17,675,355	120,653	2,945,250	-	(11,122,899)	9,618,359
Shares issued – warrants	355,714	195,643		(17,786)			177,857
Shares issued - stock option Plan	464,967	325,926		(141,693)			184,233
Stock-based costs				(60,534)			(60,534)
Net loss for the year						(6,258,444)	(6,258,444)
Balance - December 31, 2007	92,347,574	18,196,924	120,653	2,725,237	-	(17,381,343)	3,661,471
Stock-based costs				145,415			145,415
Net loss for the period						(1,253,241)	(1,253,241)
Balance - March 31, 2008	92,347,574	18,196,924	120,653	2,870,652	-	(18,634,584)	2,553,645

The accompanying notes are an integral part of these consolidated financial statements

2

DYNASTY GAMING INC.
Interim Consolidated Statements of Operations

Three months ended March 31, 2008 and 2007
(stated in Canadian Dollars)
(unaudited)

	March 31, 2008	March 31, 2007
	$	$
Revenues	-	-
Operating expenses
Direct costs	236,616	460,263
Marketing and promotion	37,414	230,175
Administrative	694,549	413,208
Amortization	22,378	244,570
Write-downs - property and equipment	202,599	-
	1,193,556	1,328,216
Loss from operations	(1,193,556)	(1,328,216)
Other
Interest income	3,558	9,157
Foreign exchange (loss) gain	(86,743)	2,434
Loss on investment held for transaction	(64,435)	-
	(147,620)	11,591
Net loss from continuing operations	(1,341,176)	(1,316,625)
Minority interest	87,935	-

Net loss	(1,253,241)	(1,316,625)

Net loss per share
Basic and diluted	(0.01)	(0.01)
Weighted average number of common shares
Basic	92,347,574	91,736,675
Diluted	92,347,574	91,736,675

The accompanying notes are an integral part of these interim consolidated financial statements

3

DYNASTY GAMING INC.
Interim Consolidated Statements of Cash Flows

Three months ended March 31, 2008 and 2007
(stated in Canadian Dollars)
(unaudited)

	March 31, 2008	March 31, 2007
	$	$
Cash flows from operating activities
Net loss from continuing operations	(1,253,241)	(1,316,625)
Stock based compensation	145,415	26,011
Amortization	22,378	224,570
Write-downs of property and equipment	202,599	-
Loss on investment held for transaction	64,435	-
Minority interest	(87,935)	-
	(906,349)	(1,066,044)
Change in non-cash working capital:
Accounts receivables	(30,203)	(685,753)
Prepaid expenses	(9,326)	(249,814)
Accounts payables and accrued liabilities	4,273,703	(220,647)
	4,234,174	(1,156,214)
	3,327,825	(2,222,258)
Cash flows from investing activities
Decrease in restricted cash	(1,300)	409
Decrease in other receivable	-	29,200
Tax credits received for development costs	90,000	127,210
Acquisition of property and equipment	-	(33,181)
Acquisition of definite-life intangibles	(4,008,000)	-
Investment in joint venture	-	(233,720)
	(3,919,300)	(110,082)
Cash flows from financing activities
Issuance of common shares net of costs	-	236,857
	-	236,857
Net change in cash and cash equivalents	(591,475)	(2,095,483)
Cash and cash equivalents , beginning of period	1,488,832	7,551,017
Cash and cash equivalents , end of period	897,357	5,455,534

The accompanying notes are an integral part of these interim consolidated financial statements

4

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

1.

Going Concern

The Company has incurred operating losses and has not achieved any significant revenues. In October 2007, the Company halted its activities which were based solely on the licensing of its Mahjong Mania proprietary online gaming software.  The Company’s continuance as a going concern is dependent upon the completion of the proposed transaction as described below.

The transaction proposed consists of a reverse takeover and share exchange between the Company and UDS Technology Limited, Silva Ford Technology Ltd, and their entities, for the purpose of establishing a significant market position within the software distribution and prepaid online game card sectors in China. Concurrent with the acquisition, the Company will propose a private placement offering for gross proceeds (before expenses) of $30,000,000 US.  (Note 9)

2.

Basis of Presentation

These statements are prepared by management and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation.

3.

Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”) is continued under the Canada Business Corporations Act.

Through its wholly-owned subsidiaries: Mahjong Development Inc., Mahjong Systems Limited and Mahjong Systems (Cyprus) Limited, the Company was engaged in licensing its Mahjong Mania software to leading Internet gaming operators in a multiplayer, cash-wager format (the “Aggregate Strategy”).  The Aggregate Strategy was halted as of October 2007 and the Company is pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong Mania software (the “China Strategy”).

The Company, through DNY (BVI) Limited, entered into an agreement with Sega to purchase licenses for 4 online games.  This agreement is in anticipation of the completion of the proposed transaction. (Note 9)

4.

Significant Accounting Policies

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and their methods of application as the audited consolidated financial statements as of December 31, 2007. The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2007.

5

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

5.

Changes in Accounting Policies

Capital and financial instruments

On January 1, 2008, the Company adopted the new recommendations of Section 3862, Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation and Section 1535 Capital Disclosures, issued by the Canadian Institute of Chartered Accountants.   These new standards are applicable to financial statements relating to fiscal years beginning on or after October 1, 2007.  Together, Section 3862 and 3863 are adopted to replace Section 3861 Financial Instruments – Disclosure and Presentation.

Section 3862 on financial instrument disclosures requires the disclosure of information about: a) the significance of financial instruments on the entity’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 on presentation of financial instruments is unchanged from the presentation requirements included in Section 3861.  Section 1535 on capital disclosures requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  The new information is disclosed in notes 7 and 8.

6.

Related Party Transactions

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Company or its subsidiaries.

Included in administration costs are the following amounts paid to related parties for management services: Cadence Communications Inc. $56,250 (2007 - $56,250) and Stratacon LLC $46,797 (2007 - nil).

Included in administration costs are the following amounts paid to related parties as director fees (2007 – nil):  A. Barbusci  $2,000; K. Eguchi $2,000; G. Beaudry $1,000 and J. Lau $2,000.

As at March 31, 2008, the Company had no accounts receivable from or accounts payable to related parties (2007 - $1,425).

7.

Financial Instruments

Financial Instruments – Carrying Values and Fair Values

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

The Company has determined that the carrying value of its cash, restricted cash, accounts receivable, and accounts payable approximate their fair value because of the relatively short periods to maturity of these instruments.

6

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

7.

Financial Instruments (cont’d)

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign exchange rate risk in that a high proportion of the accounts payable are denominated in U.S. dollars. The company has U.S. dollar accounts payable of $4,000,000.

The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

8.

Capital Disclosures

The Company’s objective in managing capital is to ensure a sufficient liquidity position to market its products, to finance its sales and marketing activities, research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with property and equipment and intangible assets.

Since inception, the Company has financed its liquidity needs primarily through private placements and issuance of convertible notes. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including research tax credits, grants and interest income.

To date, the Company’s policy is to maintain a minimum level of debt, although debt could be considered as part of financing initiatives in the future. At March 31, 2008, the Company has no long-term debt.

At March 31, 2008, cash and cash equivalents amounted to $897,357.  The Company, concurrent with the proposed transaction, will propose a private placement offering to raise additional capital. (Note 9)

9.

Commitments

Letter of Intent

The Company signed a binding Letter of Intent (“LOI”) on February 5, 2008 for the proposed acquisition (Reverse Take Over - RTO) of all issued and outstanding shares in the capital stock of UDS Technology Limited (“UDS”) and of Silva Ford Technology Limited (“Silva”), and their subsidiary entities, for the purpose of establishing a significant market position within the software distribution and prepaid online game card sectors in China. Subsequent to the issuance of the LOI, the China companies initiated an internal reorganization, which has caused Dynasty to realign its acquisition strategy consistent with the newly emerging structure. As of this date, Dynasty is working vigorously with its China partners to conclude this re-organization process and resume RTO and financing activities consistent with the above market strategy and the newly configured target group.

Concurrent with the acquisition, the Company will propose a private placement offering of 6,000,000 units to accredited investors at a price of $US 5.00 per unit for gross proceeds of $US 30,000,000.   Each unit would consist of one common share and 0.50 of a warrant to purchase one common share, priced at $US 5.00 per unit.   The 3,000,000 warrants would entitle the holder to acquire one additional common share at a price of $6.00 per share, subject to adjustment, for a period of four years.

7

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

9.

Commitments (cont’d)

Purchase of on-line games licenses

The Company entered into an agreement with Sega to purchase time-limited licenses for 4 on-line games at a one-time license cost of US dollars $10,000,000 plus royalties based on revenues.  The estimated schedule of payments for the one-time license cost is as follows:  $2,000,000 in 2008 and $8,000,000 in 2009.   The Company shall also pay a running royalty (the “Running Royalty”) for each of the Games as consideration for the license in the following amounts:

Game 1:

23% of Card Net Sales (if there is additional online revenue, 23% of Company Distribution Net Sales)

Game 2:

27% of Company Distribution Net Sales

Game 3:

28% of Company Distribution Net Sales

Game 4:

28% of Company Distribution Net Sales

Company Distribution Net Sales’ is defined as revenue received for Online Games Operation (“Gross Games Revenue”) minus distribution costs incurred by the Company in carrying out Online Game Operation (“Distribution Costs”) and exclusive of tax.  Distribution costs shall be capped at 18% of Gross Games Revenue.

The Running Royalty shall increase as follows:

(a)

For Game 1, by 1% if Gross Games Revenue exceeds USD5,000,000 (so that the Running Royalty shall be 24% of Company Distribution Net Sales) and by an additional 1% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 25% of Company Distribution Net Sales).

(b)

For Game 2, 3 and 4, by 3% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 30% of Company Distribution Net Sales for Game 2, 31% of Company Distribution Net Sales for Game 3 and 31% of Company Distribution Net Sales for Game 4) and by an additional 2% if Gross Games Revenue exceeds USD20,000,000 (so that the Running Royalty shall be 32% of Company Distribution Net Sales for Game 2, 33% of Company Distribution Net Sales for Game 3 and 33% of Company Distribution Net Sales for Game 4).

Online game business operating cooperation

DNY (BVI) Limited (“DNY BVI”), a subsidiary of the Company, has signed an interim Agreement of Online Game Business Operating Cooperation (the “Agreement”) with Beijing Baiyouhuitong Net Technology Ltd (“Baiyou”).  As stipulated in the Agreement, DNY BVI is responsible for all costs relating to marketing and operating the four (4) SEGA games. Consistent with that Agreement, DNY BVI has rendered, on February 20, 2008, a payment of RMB 1,423,000 ($202,350 Cdn) to Baiyou as an advance against these costs. DNY BVI shall provide quarterly payments of approximately the same amount to Baiyou, with the next payment due in the second quarter of 2008. The amount and frequency of future payments beyond February 20, 2008 shall be dictated by a Definitive Agreement to be concluded between both parties.

8

SCHEDULE J

FINANCIAL STATEMENTS OF BAIYOU DIGITAL TECHNOLOGY CO. LTD.

FINANCIAL STATEMENTS OF GUANGZHOU GAMEOCEAN DIGITAL NETWORK CO., LTD.

BAIYOU DIGITAL TECHNOLOGY CO. LIMITED

FINANCIAL STATEMENT

AS AT MARCH 31, 2008

BAIYOU DIGITAL TECHNOLOGY CO. LIMITED

MARCH 31, 2008

CONTENTS

Page

AUDITORS' REPORT

1

FINANCIAL STATEMENT

Balance Sheet

2

Notes to Financial Statement

3

AUDITORS' REPORT

To the Directors of:

Baiyou Digital Technology Co. Limited

We have audited the balance sheet of Baiyou Digital Technology Co. Limited as at March 31, 2008. This balance sheet is the responsibility of the Company's management.   Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standard of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Company as at March 31, 2008 in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec

(signed) Horwath Leebosh Appel

July 15, 2008                                                                         Chartered Accountants

Comments by Auditors for U.S. Readers on Canada -

U.S. Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have had no impact on this balance sheet as at March 31, 2008.

Montreal, Quebec

(signed) Horwath Leebosh Appel

July 15, 2008                                                                         Chartered Accountants

1

BAIYOU DIGITAL TECHNOLOGY CO. LIMITED

BALANCE SHEET

AS AT MARCH 31, 2008

(Stated in Canadian Dollars)

ASSET

Current asset

Cash

$

1

SHAREHOLDERS' EQUITY

Shareholders' equity

Capital stock (Note 2)

$

1

Subsequent Event (Note 3)

On behalf of Baiyou Digital Technology

Co. Limited:

___ “ Wilson Cho”______, Director

See accompanying Notes to Financial Statement

2

BAIYOU DIGITAL TECHNOLOGY CO. LIMITED

NOTES TO FINANCIAL STATEMENT

AS AT MARCH 31, 2008

(Stated in Canadian Dollars)

1.

Basis of  Presentation

This statement is prepared by management and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation.

2.

Capital Stock

a)

The Company was incorporated in Hong Kong under the Companes Ordinance on March 27, 2008.  As of March 31, 2008 the Company was inactive.

b)

Authorized:

10,000

common shares with a par value of $1.00  each.

Issued and fully paid:

1

common share

$

1

3.

Subsequent Event

Agreement

On August 20, 2008, Dynasty Gaming Inc. ("Dynasty") and Sky Gain Holdings Limited (“Sky Gain”) signed an agreement (the “Agreement”) for the proposed acquisition by way of reverse take over ("RTO") of all issued and outstanding shares in the capital stock of Baiyou Digital Technology Co. Ltd (“Baiyou”), which is the parent company of Baiyou Digital Technology Co. Ltd. ("Hangzhou") and of Silva Ford Technology Limited (“Ford BVI”), which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd.  Hangzhou, a wholly-foreign-owned enterprise with limited liability, was incorporated on June 6, 2008 for the purpose of enabling Baiyou to engage in business and invest in the People's Republic of China.

As a result of this proposed transaction PC Stars Inc. will be the continuing company (“Company”).

Dynasty will purchase Baiyou shares and Ford BVI shares from Sky Gain and issue a minimum total of eleven million eight hundred thousand (11,800,000) post consolidation common shares of Dynasty.  Of this amount, and as consideration for the purchase of the Ford BVI shares, Dynasty will issue nine million eight hundred thousand (9,800,000) post consolidation shares.  Of this amount, and as consideration for the purchase of the Baiyou shares, Dynasty will issue two million (2,000,000) post consolidation shares. The consideration for the purchase of the Baiyou shares includes an earn out provision for shares to be issued based on a multiple of net income for the period January 1, 2009 to December 31, 2009 which is calculated as follows:

3

BAIYOU DIGITAL TECHNOLOGY CO. LIMITED

NOTES TO FINANCIAL STATEMENT

AS AT MARCH 31, 2008

(Stated in Canadian Dollars)

3.

Subsequent Event (cont'd)

Agreement (cont'd)

7 times the achieved net income up to $2,500,000; plus 14 times the achieved net income from  $2,500,000 up to a maximum of $5,250,000. The total number of shares to be received by the Baiyou shareholders will be determined by the 20 day average trading price of the company’s shares as of the day prior to issuance.  The 2,000,000 shares that are to be issued at the closing of the offering form the guaranteed portion of the allocation.  At the deemed issue price of $5.00 per share, the maximum number of shares that would be issued to Baiyou shareholders if they were to attain the maximum net income of $5,250,000 would amount to 11,200,000 shares (based on a valuation of $56,000,000).

The consolidation of the Dynasty common shares will be done using a ratio of 1 new common share for 23.0869 old common shares.

Pursuant to this agreement, Dynasty will acquire 100% of the issued and outstanding shares of Baiyou in exchange for shares of Dynasty’s common stock constituting 7.6% of its outstanding securities on a fully diluted basis, subject to the earn out provision described above.  In addition, Dynasty will acquire 100% of the issued and outstanding shares of Ford BVI in exchange for shares of Dynasty’s common stock constituting 37.4% of its outstanding securities on a fully diluted basis.  As a result of this transaction, both Baiyou and Ford BVI will become wholly owned subsidiaries of the Company and their stockholders will in turn own shares of the Company. Baiyou will hold 100% of  Hangzhou, a wholly foreign owned enterprise (“WFOE”). Also as a result of this transaction, Ford BVI will hold, through an intermediary company, a 70% interest in Beijing Baihui Digital Stars Technology Co. Ltd.

Baiyou, Hangzhou and Ford BVI are non public, non  operating companies with nominal net non monetary assets.  Beijing Baihui Digital Stars Technology Co. Ltd. is a non public company formed and operating since March 1, 2006.

Concurrent with the acquisition, Dynasty will propose a private placement offering of 6,000,000 units to accredited investors at a price of $US 5.00 per unit for gross proceeds of $US 30,000,000.   Each unit would consist of one common share and 0.50 of a warrant to purchase one common share, priced at $US 5.00 per unit.   The 3,000,000 warrants would entitle the holder to acquire one additional common share per warrant at a price of $6.00 per share, subject to adjustment, for a period of four years.

4

GUANGZHOU GAMEOCEAN DIGITAL NETWORK CO., LTD.

CONSOLIDATED

 FINANCIAL STATEMENTS

FOR THE PERIOD FROM MAY 23, 2007(DATE OF INCORPORATION)

TO  DECEMBER 31, 2007

GUANGZHOU GAMEOCEAN DIGITAL NETWORK CO., LTD.

AS AT DECEMBER 31, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

 Page

AUDITORS’ REPORT

1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet                                                                                      2

Consolidated Statement of Shareholders’ Equity

3

Consolidated Statement of Operations

4

Consolidated Statement of Cash Flows

5

Notes to Consolidated Financial Statements

6

AUDITORS' REPORT

The Shareholders and Directors of:

Guangzhou Gameocean Digital Network Co., Ltd.

We have audited the consolidated balance sheet of Guangzhou Gameocean Digital Network Co., Ltd. as at December 31, 2007, and the consolidated statements of shareholders' equity, operations, and cash flows from May 23, 2007 (date of incorporation) to December 31, 2007. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and the changes in its cash flows from May 23, 2007 (date of incorporation) to December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec

(signed) Horwath Leebosh Appel

July 15, 2008                                                                                              Chartered Accountants

Comments by Auditors for U.S. Readers on Canada—

U.S. Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have had no impact on the consolidated balance sheet as at December 31, 2007 and the consolidated statements of shareholders’ equity, operations and cash flows from May 23, 2007 (date of incorporation) to December 31, 2007.

Montreal, Quebec

(signed) Horwath Leebosh Appel

July 15, 2008                                                                                              Chartered Accountants

Guangzhou Gameocean Digital Network Co., Ltd.
Consolidated Balance Sheets

As at December 31, 2007
(stated in Canadian Dollars)

December 31,
2007
$
ASSETS
Current assets
Cash	319,540
Accounts receivable	56
Prepaid expenses and deposits	113,448
Due from related companies (Note 8)	67,650
Due from shareholder (Note 8)	13,530
Other receivable	7,319

521,543

Deposits (Note 7)	642,675
Intangible assets (Note 5)	45,777
Property and equipment (Note 6)	156,742

1,366,737

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	158,085
Accounts payable to related companies (Note 8）	405,900
Deposits – customers	2,220

566,205

Minority interest	27,060

Shareholders' equity	773,472
1,366,737

Commitments and Canadian and United States Accounting Policies Differences (Notes 7 and 11)

On behalf of the board:

       “Lin Yue”                 ,_Director

        “Qian Kaina”          ,_Director

The accompanying notes are an integral part of these consolidated financial statements

2

Guangzhou Gameocean Digital Network Co., Ltd.
Consolidated Statement of Shareholders’ Equity

For the period from May 23, 2007 (date of incorporation) to December 31, 2007
(stated in Canadian Dollars)

	Capital	Accumulated other comprehensive income	Retained Earnings	Total Shareholders’ equity
	$	$	$	$
Share capital	1,426,650			1,426,650
Foreign currency translation adjustment		(48,378)		(48,378)
Net loss for the period			(604,800)	(604,800)
Balance - December 31, 2007	1,426,650	(48,378)	(604,800)	773,472

The accompanying notes are an integral part of these consolidated financial statements

3

Guangzhou Gameocean Digital Network Co., Ltd.
Consolidated Statement of Operations

For the period from May 23, 2007 (date of incorporation) to December 31, 2007
(stated in Canadian Dollars)

December 31, 2007

$
Revenues	7,782
Operating expenses
Direct costs	6,537
Marketing and promotion	308,560
Administrative	303,955
Amortization – intangible asset	1,647
Amortization - property and equipment	6,184
626,883
Loss from operations	(619,101)
Other
Interest expense	(3,157)
Interest income	3,582
Other expense	(244)
181
Loss before minority interest	(618,920)
Minority interest	14,120
Net loss	(604,800)
Foreign exchange translation loss	(48,378)
Comprehensive loss	(653,178)

The accompanying notes are an integral part of these consolidated financial statements

4

Guangzhou Gameocean Digital Network Co., Ltd.
Consolidated Statement of Cash Flows

For the period from May 23, 2007 (date of incorporation) to December 31, 2007
(stated in Canadian Dollars)

December 31, 2007
$
Operating activities
Net loss from operations	(604,800)
Amortization – property and equipment	6,184
Amortization – intangible asset	1,647
Minority interest	(14,120)
(611,089)
Change in non-cash working capital:
Accounts receivable	(56)
Other receivable	(7,319)
Prepaid expenses and deposits	(113,448)
Due from related company	(67,650)
Due from shareholder	(13,530)
Accounts payable and accrued liabilities	158,085
Accounts payable to related companies	405,900
Customers - deposits	2,220
364,202
(246,887)
Investing activities
Deposits	(642,675)
Acquisition – capital assets	(162,926)
Acquisition – intangible assets	(47,424)
(853,025)
Financing activities
Issuance of capital	1,426,650
Minority interest	41,180
1,467,830
Effect of exchange rates	(48,378)
Cash and cash equivalents , end of period	319,540

The accompanying notes are an integral part of these consolidated  financial statements

5

Guangzhou Gameocean Digital Network Co., Ltd.

Notes to Consolidated Financial Statements

For the period from May 23, 2007 (date of incorporation) to December 31, 2007

(stated in Canadian Dollars)

1.

Statutes of Incorporation and Nature of Activities

Guangzhou Gameocean Digital Network Co., Ltd. (“Gameocean”) was formed on May 23, 2007 and commenced business activity in May 2007.   The Company is registered in the People’s Republic of China (PRC) as local company.

The Company and its 95% owned subsidiary Beijing Baiyou Huitong Network Technology Co. Ltd, which is registered in PRC, were incorporated to perform research and development activities related to the development and operation of on-line games in China.

2.

Significant Accounting Policies

a)

Basis of presentation

The consolidated financial statements are prepared by management using accounting principles generally accepted in Canada and are reported in Canadian dollars unless otherwise stated.

b)

Principles of consolidation

The consolidated financial statements include the financial statements of the company from it’s commencement of operations in May , 2007 and those of it’s 95% owned subsidiary,  Beijing Baiyou Huitong Network Technology Co. Ltd . from  it’s incorporation in July, 2007.

The results of subsidiaries acquired and disposed during the period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions, balances and unrealized gains on transactions are eliminated in full on consolidation.  Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on asset transferred.

c)

Cash and cash equivalents

Cash and cash equivalents include short-term investments with maturities of 90 days or less when acquired.

d)

Intangible asset

Intangible asset is stated at cost less accumulated amortization and is comprised of online game modification right.  Amortization is provided over the assets’ estimated useful lives, using the straight-line method.  The estimated useful life of the intangible asset is 5 years.

e)

Property and equipment

Property and equipment is stated at cost less accumulated amortization and is comprised of office furniture and equipment.  Amortization is provided over the assets’ estimated useful lives, using the straight-line method.  The estimated useful lives of property and equipment are 5 years.

6

Guangzhou Gameocean Digital Network Co., Ltd.

Notes to Consolidated Financial Statements

For the period from May 23, 2007 (date of incorporation) to December 31, 2007

(stated in Canadian Dollars)

2.

Significant Accounting Policies (cont’d)

f)

Revenue recognition

The Company generates revenue from online game and service  business that operates play-for-fun games online in Asia. Online game revenues are collected through the sale of online game points, pre-paid cards, and virtual in-game items such as performance-enhancing items, clothing, accessories, avatars, etc. Virtual online game points are sold directly to end-users who can make the payments through credit cards, the Internet ATMs or telecommunication service operators. Physical pre-paid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or products in accordance with our published games point policy. Online game and service revenues may also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of our Company's Web sites and online games platforms over a stated period of time. Service revenues from online advertising arrangements are recognized ratably over the displayed period of the contract when the payments are reasonably assured.

g)

Financial instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, other receivables and accounts payable. Management estimates that the carrying amounts of the non related party financial instruments approximate their fair values due to their short-term nature. The fair value of the related party payable is not practicable to estimate due to the related party nature of the underlying transactions.

h)

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.   Areas of significant estimate include the amortization periods for property and equipment and intangible asset and allowance for doubtful accounts.   Actual results could differ from management’s best estimates and underlying assumptions as additional information becomes available in the future.

i)

Economic and political risks

The Company's operations are conducted in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

7

Guangzhou Gameocean Digital Network Co., Ltd.

Notes to Consolidated Financial Statements

For the period from May 23, 2007 (date of incorporation) to December 31, 2007

(stated in Canadian Dollars)

2.

Significant Accounting Policies (cont’d)

j)

Foreign currency translation

The functional currency of the Company is Renminbi (“RMB”) and the RMB is not freely convertible into foreign currencies.  All assets, liabilities and transactions are denominated in the functional currency.

The financial statements of the Company have been recast using a method consistent with CICA section 1651 “Foreign Currency Translation” to reflect the Canadian dollar as if the Canadian dollar had been used for the financial periods.  Accordingly, for financial statement purposes, the financial statements of the Company which are prepared using the functional currency have been translated into Canadian dollars. Assets and liabilities are translated at exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and capital and statutory capital reserve are translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of shareholders’ equity. The exchange rates adopted are as follows:

2007
Year end exchange rate	0.1353
Average yearly exchange rate	0.1412

No representation is made that the RMB amounts could have been, or could be, converted into Canadian dollars at the rates used in translation.

Other foreign currency transactions are translated using the temporal method.  Translation gains and losses are included in financial expenses.

k)

Income taxes

Income tax expense is based on reported income before taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. The Company uses the asset and liability method of accounting for income taxes. Under this method, the future income tax liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse.

3.

Adoption of  recently released accounting policies

Accounting Changes

The Company adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors.

Financial Instruments

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Disclosure and Presentation; Section 3865, Hedges; and Section 3251, Equity.

8

Guangzhou Gameocean Digital Network Co., Ltd.

Notes to Consolidated Financial Statements

For the period from May 23, 2007 (date of incorporation) to December 31, 2007

(stated in Canadian Dollars)

3.

Adoption of  recently released accounting policies  (cont’d)

These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.  Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income elements consist of revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income, in conformity with generally accepted accounting principles (GAAP).  Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting fiscal year.

The Company’s adoption of these financial instruments standards had no impact on the financial statements except in disclosure of the translation loss resulting from using the current rate method to convert the financial statements from the functional currency to Canadian dollars which need to be shown under comprehensive income as described below.

(i)

Comprehensive Income

Comprehensive income, established under CICA Section 1530, is a standard that provides guidance on the presentation of comprehensive income which is defined as the change in shareholders’ equity, from transactions and other events and circumstances from non-owner sources, and is composed of the Company’s net earnings and other comprehensive income.

Other comprehensive income refers to revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net earnings, and includes net changes in unrealized foreign exchange gains (losses) on translating financial statements of self-sustaining foreign operations (or on using the current rate method to convert the financial statements to Canadian dollars from the functional currency), net changes in gains (losses) on items designated as hedges on net investments including reclassification to earnings and net changes in gains (losses) on derivative items designated as hedges of cash flows and net changes on financial assets classified as available for sale, all net of income taxes.

(ii)

Financial Assets and Financial Liabilities

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not clearly and closely related to the host contract, must be measured at fair value. Financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale financial instruments. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Held-for-trading

Financial instruments classified as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings in the period in which these changes arise. Section 3855 allows an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of held-for-trading (fair value option).

The Company’s cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments.

9

Guangzhou Gameocean Digital Network Co., Ltd.

Notes to Consolidated Financial Statements

For the period from May 23, 2007 (date of incorporation) to December 31, 2007

(stated in Canadian Dollars)

3.

Adoption of  recently released accounting policies  (cont’d)

(ii)

Financial Assets and Financial Liabilities (cont’d)

Held-to-maturity investments, loans and receivables and other financial liabilities

Financial instruments classified as loans and receivables, held-to-maturity investments and other financial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings in the period.

The Company’s accounts receivable and other receivables are classified as  receivables.

The Company’s accounts payable and accrued liabilities and related party payable are classified as other financial liabilities.

Available-for-sale

Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the changes arise. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment. Upon de-recognition, all cumulative gains or losses are then recognized in net earnings.

Transactions costs, related to financial assets and liabilities, are accounted for in the financial expenses.

(iii)

Derivatives and hedging accounting

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is separated from the host contract and accounted for as a derivative in the balance sheet, at its fair value. The Company has decided to recognize embedded derivatives in its consolidated balance sheet, if applicable. This rule has had no impact in the financial statements of the Company.

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies; fair value hedges and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item. The Company does not have any outstanding hedging contracts as at December 31, 2007.

4.       Future accounting changes

The following is an overview of accounting standard changes that the Group will be required to adopt in future years:

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures, and section 3863, Financial Instruments – Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Group will adopt them on January 1, 2008. The Company is in the process of evaluating the disclosure and presentation requirements of the new standards.

10

Guangzhou Gameocean Digital Network Co., Ltd.

Notes to Consolidated Financial Statements

For the period from May 23, 2007 (date of incorporation) to December 31, 2007

(stated in Canadian Dollars)

4.

Future accounting changes (cont’d)

Capital Disclosures and Financial Instruments – Presentation and Disclosure (cont’d)

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Going Concern

The CICA has amended Section 1400, “General Standards of Financial Statement Presentation”, which is effective for interim periods beginning on or after January 1, 2008, to include requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section will not have an impact on the consolidated financial statements.

5.        Intangible Asset

			2007
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Online game modification right	47,424	1,647	45,777

6.        Property and Equipment

			2007
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Office furniture and equipment	162,926	6,184	156,742

7.         Commitments

a) Lease commitments

The Company rents premises under operating leases.  The aggregate minimum rental commitments amount to 1,382,653 RMB ($187,073 Cdn). The aggregate minimum rental is as follows:

2008

 1,000,778 RMB

($135,405Cdn)

2009

    381,875 RMB

($  51,688Cdn)

11

Guangzhou Gameocean Digital Network Co., Ltd.

Notes to Consolidated Financial Statements

For the period from May 23, 2007 (date of incorporation) to December 31, 2007

(stated in Canadian Dollars)

7.         Commitments (cont’d)

b) Deposits

           The Company entered into several agreements with online game developers and owners for the exclusive and non-exclusive licenses to operate online games in China using the network platform developed by the game owners.  Total contract sum amounted to 10,000,000 RMB  ($1,353,000 Cdn), out of which 4,750,000 RMB ($642,675 Cdn) has been paid up to December 31, 2007. The Company is committed to pay the balance  of 5,250,000 RMB  ($710,325 Cdn) upon commencement of testing the beta version of the games.

8.

Related Party Transactions

Transactions and balances with companies controlled by the Company’s beneficial shareholders  are as follows:

2007
$
Revenue provided by	2,400
Interest income from	1,158
Interest paid to	3,157

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year, the Company advanced 500,000 ($67,650 Cdn) to a related party including interest calculated at 1.2% per month and advanced 100,000 RMB ($13,530 Cdn) to a shareholder bearing no interest.  The balances were outstanding at December 31, 2007.

At December 31, 2007, a loan of 3,000,000 RMB ($405,900 Cdn) was obtained from a related party, which is interest bearing at 8% per annum.  Interest charged by the related party amounted to 22,356 RMB ($3,157 Cdn).

During the year, the Company advanced 600,000 RMB ($81,180 Cdn) each to two related parties for a period of one month and charged interest at 1.2% per month.  Interest income earned from the two related parties amounted to 8,160 RMB ($1,158 Cdn).  The advances were repaid before December 31, 2007.

12

Guangzhou Gameocean Digital Network Co., Ltd.

Notes to Consolidated Financial Statements

For the period from May 23, 2007 (date of incorporation) to December 31, 2007

(stated in Canadian Dollars)

9.  Income Taxes

Pre-tax income for the Company is taxable in the People’s Republic of China (PRC).  During the period, the Company incurred losses; accordingly no income tax was provided.  The reconciliation of income taxes computed at the PRC federal statutory tax rate applicable to enterprises to income tax expense is as follows:

2007
$
Net loss before income taxes and minority interest	618,920
PRC Federal statutory tax rate	33%
Income tax effect	204,243
Tax Effect of temporary differences not recognized	(8,079)
Tax effect on tax losses not recognized	(196,164)
-

           The Company has accumulated operating losses which may be carried forward and applied against future taxable income as follows:

                                                  2012                                                    $570,000

New tax law of the PRC

On 16 March 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which became effective from January 1, 2008.  According to the new tax law, the standard enterprise tax rate for enterprises in the PRC will be reduced from 33% to 25%.  Accordingly, the applicable income tax rate applicable to the Company will become 25% from January 1, 2008.

10.    Financial Instruments

Financial Instruments – Carrying Values and Fair Values

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

The Company has determined that the carrying value of its cash, accounts receivable, other receivable, amounts due from related companies and shareholders ,  accounts payable and accounts payable to related companies approximate their fair values because of the relatively short periods to maturity of these instruments.

Foreign Currency Exchange Rate Risk

The Company is not exposed to foreign exchange rate risk in that all of the operations are denominated in Chinese Renminbi (RMB).

13

Guangzhou Gameocean Digital Network Co., Ltd.

Notes to Consolidated Financial Statements

For the period from May 23, 2007 (date of incorporation) to December 31, 2007

(stated in Canadian Dollars)

11.    Canadian and United States Accounting Policies Differences

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). There are no significant differences between Canadian GAAP and generally accepted accounting principles in the United States (U.S. GAAP) in the accompanying consolidated financial statements.

Recently issued accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, Non controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS 160”) which becomes effective for fiscal periods beginning after December 15, 2008. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. In addition this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial  Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company). The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, (“FAS 157”), which establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years, and the interim periods within those fiscal years, beginning after November 15, 2007 (January 1, 2008 for the Company). The Company is currently evaluating the impact of this standard on its consolidated financial statements.

 In December 2007, the FASB issued FAS No. 141(R), “Business Combinations” (“FAS 141(R)”). Under FAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are in the process of determining what effect, if any, the adoption of FAS 141(R) will have on our Consolidated Financial Statements.

14

GUANGZHOU GAMEOCEAN DIGITAL NETWORK CO., LTD.

CONSOLIDATED

 INTERIM FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

AS AT MARCH 31, 2008

Guangzhou Gameocean Digital Network Co., Ltd.
Interim Consolidated Balance Sheets
As at
(stated in Canadian Dollars)
(unaudited)

	March 31,	December 31,
	2008	2007
	$	$
ASSETS
Current assets
Cash	369,900	319,540
Accounts receivable	679	56
Inventory	730	-
Prepaid expenses and deposits	258,622	113,448
Due from related companies (note 7)	342,752	67,650
Due from shareholder (note 7)	14,660	13,530
Other receivable	82,150	7,319

	1,069,493	521,543

Deposits (note 11)	696,350	642,675
Intangible assets	53,753	45,777
Property and equipment	224,915	156,742

	2,044,511	1,366,737

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	148,164	158,085
Accounts payable to related companies (note7)	1,546,472	405,900
Income taxes payable	132	-
Deposits – customers	-	2,220

	1,694,768	566,205

Minority interest	56,999	27,060

Shareholders' equity	292,744	773,472
	2,044,511	1,366,737

Commitments (note 11)

On behalf of the board:

      “Lin Yue”                 ,_Director

       “Qian Kaina”          ,_Director

The accompanying notes are an integral part of these interim consolidated financial statements

2

Guangzhou Gameocean Digital Network Co., Ltd.
Interim Consolidated Statements of Shareholders’ Equity
Three months ended March 31, 2008
(stated in Canadian Dollars)
(unaudited)

	Capital	Accumulated other comprehensive income	Retained Earnings	Total Shareholders’ equity
	$	$	$	$
Share capital	1,426,650			1,426,650
Foreign currency translation adjustment		(48,378)		(48,378)
Net loss for the period			(604,800)	(604,800)
Balance - December 31, 2007	1,426,650	(48,378)	(604,800)	773,472
Foreign currency translation adjustment		40,928		40,928
Net loss for the period			(521,656)	(521,656)
Balance - March 31, 2008	1,426,650	(7,450)	(1,126,456)	292,744

The accompanying notes are an integral part of these interim consolidated financial statements

3

Guangzhou Gameocean Digital Network Co., Ltd.
Interim Consolidated Statement of Operations
Three months ended March 31, 2008
(stated in Canadian Dollars)
(unaudited)

March 31, 2008
$
Revenues	13,331
Operating expenses
Direct costs	24,959
Marketing and promotion	202,221
Administrative	287,858
Amortization – intangible assets	3,300
Amortization - property and equipment	7,752
(526,090)
Loss from operations	(512,759)
Other
Interest expense	(19,033)
Interest income	769
Other income	913
(17,351)
Loss before income taxes	(530,110)
Income taxes	(126)
Loss before minority interest	(530,236)
Minority interest	8,580
Net Loss	(521,656)
Foreign exchange translation gain	40,928
Comprehensive loss	(480,728)

The accompanying notes are an integral part of these interim consolidated financial statements

4

Guangzhou Gameocean Digital Network Co., Ltd.
Interim Consolidated Statement of Cash Flows
Three months ended March 31, 2008
(stated in Canadian Dollars)
(unaudited)

March 31, 2008
$
Operating activities
Net income (loss) from operations	(521,656)
Amortization – property and equipment	7,752
Amortization – intangible assets	3,300
Minority interest	(8,580)
(519,184)
Change in non-cash working capital:
Accounts receivable	(623)
Other receivable	(74,831)
Inventory	(730)
Prepaid expenses and deposits	(145,174)
Due from related company	(275,102)
Due from shareholder	(1,130)
Accounts payable and accrued liabilities	(9,921)
Due to related party payable	1,140,572
Income taxes payable	132
Customers - deposits	(2,220)
630,973
111,789
Investing activities
Deposits	(53,675)
Acquisition – property and equipment	(75,925)
Acquisition – intangible assets	(11,276)
(140,876)
Financing activities
Minority interest	38,519
Effect of exchange rates	40,928
Net change in cash and cash equivalents	50,360
Cash and cash equivalents , beginning of period	319,540
Cash and cash equivalents , end of period	369,900

The accompanying notes are an integral part of these interim consolidated  financial statements

5

Guangzhou Gameocean Digital Network Co., Ltd.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008

(stated in Canadian Dollars)  (unaudited)

1.

Basis of  Presentation

These statements are prepared by management and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation.

2.

Principles of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired and disposed during the period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate (see note 5 for dates of  subsidiaries acquired during period).

All significant inter-company transactions, balances and unrealized gains on transactions are eliminated in full on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of impairment on asset transferred.

3.

Significant Accounting Policies

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and their methods of application as the audited consolidated financial statements as of December 31, 2007. The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2007.

4.

Change in Accounting Policies

Capital and financial instruments

On January 1, 2008, the Company adopted the new recommendations of Section 3862, Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation and Section 1535 Capital Disclosures, issued by the Canadian Institute of Chartered Accountants.   These new standards are applicable to financial statements relating to fiscal years beginning on or after October 1, 2007.  Together, Section 3862 and 3863 are adopted to replace Section 3861 Financial Instruments – Disclosure and Presentation.

Section 3862 on financial instrument disclosures requires the disclosure of information about: a) the significance of financial instruments on the entity’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 on presentation of financial instruments is unchanged from the presentation requirements included in Section 3861.  Section 1535 on capital disclosures requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  The new information is disclosed in notes 7and 9.

6

Guangzhou Gameocean Digital Network Co., Ltd.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008

(stated in Canadian Dollars)  (unaudited)

5.

Income Taxes

Pre-tax income for the Company is taxable in the People’s Republic of China (PRC).  During the period, the Company incurred losses; accordingly no income tax was provided.  The reconciliation of income taxes computed at the PRC federal statutory tax rate applicable to enterprises to income tax expense is as follows:

March 31, 2008
$
Net loss before income taxes and minority interest	530,236
PRC Federal statutory tax rate	25%
Income tax effect	132,559
Tax Effect of temporary differences not recognized	-
Tax effect on tax losses not recognized	(132,559)
-

           The Company has accumulated operating losses of  approximately $1,100,000 which may be carried forward and applied against future taxable income as follows:

                                                  2012                                                    $570,000

                                                  2013                                                      530,000

New tax law of the PRC

On 16 March 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which became effective from January 1, 2008.  According to the new tax law, the standard enterprise tax rate for enterprises in the PRC will be reduced from 33% to 25%.  Accordingly, the applicable income tax rate applicable to the Company will become 25% from January 1, 2008.

6.

Minority Interest

In 2008 the Company formed three PRC subsidiaries as follows:

Jinan Baiyou Hudong Network Tecnology Co. Ltd.., Ltd. was formed on December 26, 2007 and owned 60% by Beijing Baiyou Huitong Network Technology Co., Ltd.(“Huitong”) and 40% by Mr. Yao Guang Shi.

Nanjing Baiyouhui Technology Co., Ltd was formed on January 14, 2008 and owned 60% by Huitong and 40% by Mr. Yang Tian Yu.

 Guangzhou Haiyou Network Technology Co., Ltd was legally formed on April 5, 2008 (however the activities commenced in March 2008) and owned 95% by the Company  and 5% by  Mr Zhu Tian Fu.

7

Guangzhou Gameocean Digital Network Co., Ltd.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008

(stated in Canadian Dollars)  (unaudited)

7.        Related Party Transactions

Transactions and balances with companies controlled by the Company’s beneficial shareholders are as follows:

March 31, 2008
$
Revenue provided by	7,269
Interest income from	482
Interest paid to	18,898

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As of March 31, 2008 the Company had $1,546,648 ($405,900 - December 31, 2007) accounts payable to related parties bearing no interest, and had $364,742 ($67,650 December 31, 2007) accounts receivable from related parties, which bears interest at  1.2%.

The Company advanced $14,660 ($13,530 - December 31, 2007) to a shareholder bearing no interest.

8.        Financial Instruments

Financial Instruments – Carrying Values and Fair Values

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

The Company has determined that the carrying value of its cash, accounts receivable, other receivable, amounts due from related companies and shareholders ,  accounts payable and accounts payable to related companies approximate their fair values because of the relatively short periods to maturity of these instruments.

Liquidity Risk

Liquidity risk is the risk that the Company  will not be able to meet it’s financial obligations as they fall due. The Company  requires liquidity specifically to fund capital requirements, satisfy financial obligations as they become due, and to engage in it’s software business. The Company generally relies on operating cash flows to provide liquidity.

Foreign Currency Exchange Rate Risk

The Company is not exposed to foreign exchange rate risk in that all of the operations are denominated in Chinese Renminbi (RMB).

9.        Interest in subsidiaries

As at March 31, 2008 the Company owned 95% of the issued and outstanding shares of Guangzhou Haiyou Network Technology Co. Ltd.  and 95% of the issued and outstanding shares of Beijing Baiyou Huitong Network Technology Co. Ltd.    Beijing Baiyou Huitong Network Technology Co. Ltd. owned 60% of the issued and outstanding shares of Nanjing Baiyouhui Technology Co. Ltd and owned 60% of the issued and outstanding shares of Jinan Baiyou Hudong Network Tecnology Co. Ltd.

8

Guangzhou Gameocean Digital Network Co., Ltd.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008

(stated in Canadian Dollars)  (unaudited)

10.     Capital Disclosures

The Company’s objective in managing capital is to ensure a sufficient liquidity position to market its products, to finance its sales and marketing activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with property and equipment and intangible assets.

The Company has financed its liquidity needs primarily through its operations and the issuance of shares. To date, the Company’s policy is to maintain a minimum level of debt, although debt could be considered as part of financing initiatives in the future. At March 31, 2008, the Company has no long-term debt.

11.      Commitments

a)Lease commitments

The Group rents premises under operating leases.  The aggregate minimum rental commitments amount to $331,074 excluding escalation clauses.  The aggregate minimum rental excluding the escalation clauses over the next two years is as follows:

2008

$303,060

2009

$  28,014

b) Deposits

The Company entered into several agreements with online game developers and owners for the exclusive and non-exclusive licenses to operate online games in China using the network platform developed by the game owners.  Total contract sum amounted to 10,000,000 RMB  ($1,353,000 Cdn), out of which 4,750,000 RMB ($642,675 Cdn) has been paid up to March 31, 2008. The Company is committed to pay the balance  of 5,250,000 RMB  ($710,325 Cdn) upon commencement of testing the beta version of the games.

9

SCHEDULE K

FINANCIAL STATEMENTS OF SILVA FORD TECHNOLOGY LIMITED

-K-1

SILVA FORD TECHNOLOGY LIMITED

FINANCIAL STATEMENT

AS AT DECEMBER 31, 2007

SILVA FORD TECHNOLOGY LIMITED

DECEMBER 31, 2007

CONTENTS

Page

AUDITORS' REPORT

1

FINANCIAL STATEMENT

Balance Sheet

2

Notes to Financial Statement

3

AUDITORS' REPORT

To the Shareholders and Directors of:

Silva Ford Technology Limited

We have audited the balance sheet of Silva Ford Technology Limited as at December 31, 2007. This balance sheet is the responsibility of the Company's management.   Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standard of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Company as at December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec

(signed) Horwath Leebosh Appel

February 19, 2008                                                                                       Chartered Accountants

Comments by Auditors for U.S. Readers on Canada—

U.S. Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have had no impact on this balance sheet as at December 31, 2007.

Montreal, Quebec

(signed) Horwath Leebosh Appel

February 19, 2008                                                                                       Chartered Accountants

SILVA FORD TECHNOLOGY LIMITED

BALANCE SHEET

AS AT DECEMBER 31, 2007

ASSETS

Current assets

Cash

$

1

SHAREHOLDERS' EQUITY

Capital stock (Note 1)

$

1

Subsequent Event (Note 2)

On behalf of Silva Ford Technology Limited:

_____”Wilson Cho”_____________, Director

See accompanying Notes to Financial Statement

2

SILVA FORD TECHNOLOGY LIMITED

NOTES TO FINANCIAL STATEMENT

AS AT DECEMBER 31, 2007

1.

Capital Stock

a)

The Company was incorporated in the British Virgin Islands as a BVI Business Company on March 17, 2006.

b)

Authorized:

50,000 common shares with a par value of $1.00 each.

2007

Issued and fully paid:

1

Common share

$

1

2.

Subsequent Event

On February 5, 2008, Silva Ford Technology Limited ("Ford BVI") was one of the entities included in a letter of understanding enabling a reverse takeover ("RTO") and share exchange transaction between Dynasty Gaming Inc. (“Dynasty”), Junnet Omnimedia, Inc. (“Junnet”), Baihui Digital Stars Technology co. Ltd. ("Baihui"), Wilson Cho (“Cho”)  and UDS technology Limited ("UDS BVI"). As a result of this proposed transaction Dynasty Digital Interactive Inc. (“DDI”) will be the continuing company (“Company”).

Dynasty will purchase UDS BVI shares and Ford BVI shares from Junnet and Cho and issue a total of sixteen million four hundred thousand (16,400,000) post-consolidation common shares of Dynasty.  Of this amount, and as consideration for the purchase of the Ford BVI shares, Dynasty will issue eight million four hundred thousand (8,400,000) post consolidation shares to Cho. Also of this amount, and as consideration for the purchase of the UDS BVI shares, Dynasty will issue eight million (8,000,000) post consolidation shares to Junnet. The consolidation of the Dynasty common shares will be done using a ratio of 1 new common share for 23.0869 old common shares.

Pursuant to this agreement, Dynasty will acquire 100% of the issued and outstanding shares of UDS BVI in exchange for shares of Dynasty’s common stock constituting 37.8% of its outstanding securities on a fully-diluted basis.  In addition,  Dynasty will acquire 100% of the issued and outstanding shares of Ford BVI in exchange for shares of Dynasty’s common stock constituting 39.7% of its outstanding securities on a fully-diluted basis.  As a result of this transaction, both UDS BVI and Ford BVI will become wholly-owned subsidiaries of the Company and their stockholders will in turn own shares of the Company. UDS BVI, through an intermediary company, will hold 100% of Ju You Software Technology Ltd (“Ju You”), a wholly-foreign-owned enterprise (“WFOE”). Also as a result of this transaction, Ford BVI will hold, through an intermediary company, a 70% interest in the Company, Beijing Baihui Digital Stars Technology Co. Ltd.

3

SILVA FORD TECHNOLOGY LIMITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

AS AT MARCH 31, 2008

SILVA FORD TECHNOLOGY LIMITED

INTERIM CONSOLIDATED BALANCE SHEET

(Unaudited)

AS AT

March 31,

December 31,

2008

2007

ASSETS

Current asset

Cash

$

1,246

  $  1

LIABILITY AND SHAREHOLDERS' EQUITY

Current liability

Account payable - related party

$

650

$  -

Capital stock

1

  1

Retained earnings

595

  -

$

1,246

  $  1

Subsequent Event (Note 4)

On behalf of Silva Ford Technology Limited:

___”Wilson Cho”___________, Director

See accompanying Notes to Interim Financial Statements

1

SILVA FORD TECHNOLOGY LIMITED

INTERIM CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(Unaudited)

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008

2008

Revenue

Interest income

$

530

Foreign exchange

65

Net earnings

595

Retained earnings, end of period

$

595

See accompanying Notes to Interim Financial Statements

2

SILVA FORD TECHNOLOGY LIMITED

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

AS AT MARCH 31, 2008

1.

Basis of Presentation

These statements are prepared by management and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation.

2.

Principles of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiary East Wealth Technology Co. Ltd.

The results of subsidiaries acquired and disposed during the period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions, balances and unrealized gains on transactions are eliminated in full on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on  asset transferred.

3.

Significant Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and their methods of application as the audited financial statements as of December 31, 2007. The interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the audited financial statements for the year ended December 31, 2007.

3

SILVA FORD TECHNOLOGY LIMITED

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

AS AT MARCH 31, 2008

4.

Subsequent Event

        Agreement

On August 20, 2008, Dynasty Gaming Inc. (“Dynasty”) and Sky Gain Holdings Limited (“Sky Gain”) signed an agreement (“the Agreement”) for the proposed acquisition by way of reverse take over (“RTO”) of all issued and outstanding shares in the capital stock of Baiyou Digital Technology Co. Ltd (“Baiyou”), which is the parent company  of Baiyou Digital Technology Co. Ltd. (“Hangzhou”) and of Silva Ford Technology Limited (“Ford BVI”), which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd.  As a result of this proposed transaction PC Stars Inc.will be the continuing company (“Company”).

Dynasty will purchase Baiyou shares and Ford BVI shares from Sky Gain and issue a minimum total of eleven million eight hundred thousand (11,800,000) post-consolidation common shares of Dynasty.  Of this amount, and as consideration for the purchase of the Ford BVI shares, Dynasty will issue nine million eight hundred thousand (9,800,000) post consolidation shares.  Of this amount, and as consideration for the purchase of the Baiyou shares, Dynasty will issue two million (2,000,000) post consolidation shares.  The consideration for the purchase of the Baiyou shares includes an earn-out provision for shares to be issued based on a multiple of net income for the period January 1, 2009 to December 31, 2009 which is calculated as follows:

 7 times the achieved net income up to $2,500,000; plus 14 times the achieved net income from  $2,500,000 up to a maximum of $5,250,000. The total number of shares to be received by the Baiyou shareholders will be determined by the 20 day average trading price of the company’s shares as of the day prior to issuance.  The 2,000,000 shares that are to be issued at the closing of the offering form the guaranteed portion of the allocation.  At the deemed issue price of $5.00 per share, the maximum number of shares that would be issued to Baiyou shareholders if they were to attain the maximum net income of $5,250,000 would amount to 11,200,000 shares (based on a valuation of $56,000,000).

 The consolidation of the Dynasty common shares will be done using a ratio of 1 new common share for 23.0869 old common shares.

4

SILVA FORD TECHNOLOGY LIMITED

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

AS AT MARCH 31, 2008

4.

Subsequent Event - cont'd

Pursuant to this agreement, Dynasty will acquire 100% of the issued and outstanding shares of Baiyou in exchange for shares of Dynasty’s common stock constituting 7.6% of its outstanding securities on a fully-diluted basis, subject to the earn-out provision described above.  In addition, Dynasty will acquire 100% of the issued and outstanding shares of Ford BVI in exchange for shares of Dynasty’s common stock constituting 37.4% of its outstanding securities on a fully-diluted basis.  As a result of this transaction, both Baiyou and Ford BVI will become wholly-owned subsidiaries of the Company and their stockholders will in turn own shares of the Company. Baiyou will hold 100% of Hangzhou, a wholly-foreign-owned enterprise (“WFOE”). Also as a result of this transaction, Ford BVI will hold, through an intermediary company, a 70% interest in Beijing Baihui Digital Stars Technology Co. Ltd.

Baiyou, Hangzhou and Ford BVI are non-public, non- operating companies with nominal net non-monetary assets.  Beijing Baihui Digital Stars Technology Co. Ltd. is a non-public company formed and operating since March 1, 2006.

Concurrent with the acquisition, Dynasty will propose a private placement offering of 6,000,000 units to accredited investors at a price of $US 5.00 per unit for gross proceeds of $US 30,000,000.   Each unit would consist of one common share and 0.50 of a warrant to purchase one common share, priced at $US 5.00 per unit.   The 3,000,000 warrants would entitle the holder to acquire one additional common share per warrant at a price of $6.00 per share, subject to adjustment, for a period of four years.

5.

Related Party Transactions

Transactions with shareholders and entities related to shareholders during the year included the following:

2008

Interest earned from

$

530

Account payable

650

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

5

SCHEDULE L

COMBINED FINANCIAL STATEMENTS OF
BEIJING BAIHUI DIGITAL STARS TECHNOLOGY CO., LTD. AND
BEIJING BAIHUI DIGITAL STARS SOFTWARE CO., LTD.

BAIHUI

COMBINED

 FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007 AND 2006

BAIHUI

AS AT  DECEMBER 31, 2007 AND 2006

INDEX TO COMBINED FINANCIAL STATEMENTS

 Page

AUDITORS’ REPORT

1

COMBINED FINANCIAL STATEMENTS

Combined balance sheets

2

Combined statements of shareholders’ equity

3

Combined statements of earnings

4

Combined statements of cash flows

5

Notes to Combined financial statements

6

AUDITORS' REPORT

The Directors of Baihui Digital Stars Technology Co. Ltd.

The Directors of Baihui Digital Stars Software Co. Ltd.

The Directors of Beijing Baihui Zonheng Technology Company Ltd.

The Directors of Beijing PC Stars E-Commerce Co. Ltd.:

We have audited the combined balance sheets of Baihui as at December 31, 2007 and 2006, and the combined statements of shareholders' equity, earnings, and cash flows for the years then ended. The combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and the changes in its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec

(signed) Horwath Appel

February 19, 2008                                                                                      Chartered Accountants

Comments by Auditors for U.S. Readers on Canada—

U.S. Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have had no impact on the combined balance sheets as at December 31, 2007 and 2006 and the combined shareholders’ equity, earnings and cash flows for the years then ended.

Montreal, Quebec

(signed) Horwath Appel

February 19, 2008                                                                                      Chartered Accountants

BAIHUI
Combined Balance Sheets

As at December 31, 2007 and 2006
(stated in Canadian Dollars)

	2007	2006
	$	$
ASSETS
Current assets
Cash	1,188,437	350,637
Accounts receivable	181,143	132,551
Inventory	562,576	609,869
Prepaid expenses and deposits	101,623	17,682
Advances to supplier	4,708,087	872,677
Other receivables	127,395	38,810

	6,869,261	2,022,226
Deposit for acquisition of an investment (Notes 5 and 10)	135,300	-
Property and equipment (Note 6)	354,494	52,564

	7,359,055	2,074,790

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	510,597	23,364
Accounts payable to related companies (Note 11)	847,941	761,430
Income taxes payable	1,124,459	105,125
Deposits - customers	1,663,375	742,167

	4,146,372	1,632,086
Shareholders' equity	3,212,683	442,704
	7,359,055	2,074,790

Commitments, Subsequent Event and Canadian and United States Accounting Policies Differences

(Notes 10, 12 and 13)

On behalf of Beijing Baihui Digital Stars Technology Co., Ltd:

       “Liu Jianhua”              , Director

On behalf of Beijing Baihui Digital Stars Software Co., Ltd:

        “Liu Zhiyu”                 , Director

The accompanying notes are an integral part of these combined financial statements

2

BAIHUI
Combined Statements of Shareholders’ Equity

Years ended December 31, 2007 and 2006
(stated in Canadian Dollars)

	Capital	Statutory Capital Reserve	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders’ equity
	$	$	$	$	$
Share capital	424,300				424,300
Capital reserve		182			182
Foreign currency translation adjustment			23,353	-	23,353
Net loss for the period				(5,131)	(5,131)
Balance - December 31, 2006	424,300	182	23,353	(5,131)	442,704
Capital reserve		171			171
Foreign currency translation adjustment			(164,120)	-	(164,120)
Net income for the year				2,933,928	2,933,928
Balance - December 31, 2007	424,300	353	(140,767)	2,928,797	3,212,683

The accompanying notes are an integral part of these combined financial statements

3

BAIHUI
Combined Statements of Earnings

Years ended December 31, 2007 and 2006
(stated in Canadian Dollars)

	2007	2006
	$	$
Revenues	19,273,323	1,823,973
Operating expenses
Direct costs	12,806,652	1,293,006
Marketing and promotion	486,451	64,614
Administrative	1,512,773	367,954
Amortization - property and equipment	42,203	5,036
	14,848,079	1,730,610
Income from operations	4,425,244	93,363
Other
Interest expense	(25,680)	(4,357)
Interest income	6,833	1,141
	(18,847)	(3,216)
Income before income taxes	4,406,397	90,147
Income taxes (Note 7)	1,472,469	95,278
Net income (loss)	2,933,928	(5,131)
Foreign exchange translation (loss) gain	(164,120)	23,353
Comprehensive income	2,769,808	18,222

The accompanying notes are an integral part of these combined financial statements

4

BAIHUI
Combined Statements of Cash Flows

Years ended December 31, 2007 and 2006
(stated in Canadian Dollars)

	2007	2006
	$	$
Operating activities
Net income (loss) from operations	2,933,928	(5,131)
Amortization - property and equipment	42,203	5,036
	2,976,131	(95)
Change in non-cash working capital:
Accounts and other receivables	(137,177)	(171,361)
Inventory	47,293	(609,869)
Prepaid expenses and deposits	(83,941)	(17,682)
Advances to supplier	(3,835,410)	(872,677)
Accounts payable and accrued liabilities	487233	23,364
Related party payable	86,511	761,430
Income taxes payable	1,019,334	105,125
Customers - deposits	921,208	742,167
	(1,494,949)	(39,503)
	1,481,182	(39,598)
Investing activities
Acquisition - property and equipment	(344,133)	(57,600)
Deposit for acquisition of an investment (Notes 5 and 10)	(135,300)	-
	(479,433)	(57,600)
Financing activities
Increase in capital	-	424,300
Increase in statutory capital reserves	171	182
	171	424,482
Effect of exchange rates	(164,120)	23,353
Net change in cash and cash equivalents	837,800	350,637
Cash and cash equivalents, beginning of year	350,637	-
Cash and cash equivalents, end of year	1,188,437	350,637

Income taxes paid	534,408	31,384

Supplemental Cash Flow Information

The accompanying notes are an integral part of these combined financial statements

5

BAIHUI

Notes to Combined Financial Statements

Years ended December 31, 2007 and 2006

(stated in Canadian Dollars)

1.

Statutes of Incorporation and Nature of Activities

Beijing Baihui Digital Stars Technology Co., Ltd. (“Technology”) was formed on March 1, 2006 and commenced business activity in March 2006. Beijing Baihui Digital Stars Software Co., Ltd.  (“Software”) was formed in September 2006 and commenced business activity upon formation.   Both Technology and Software are registered in the People’s Republic of China (PRC) as local companies and are engaged in the distribution of software in China.

The companies are independent legal entities under PRC law, but during 2006 and 2007, they were involved in interdependent commercial transactions and were parties to intra-company agreements,  which gave rise to the combination of their financial statements for those periods.

However, the companies will terminate such contracts upon the closing of the reverse takeover transaction described in note 12 and will remain stand-alone enterprises with their own facilities, employees, equipment, fixed assets and business revenues independent of each other, as confirmed by PRC legal counsel.

2.

Significant Accounting Policies

a)

Basis of presentation

The combined financial statements are prepared by management using accounting principles generally accepted in Canada and are reported in Canadian dollars unless otherwise stated.

b)

Principles of combination

The combined financial statements of Baihui include the accounts of Beijing Baihui Digital Stars Technology Co., Ltd. (“Technology”), Beijing Baihui Digital Stars Software Co., Ltd. (“Software”) and their PRC subsidiaries.

In 2007 Baihui formed two PRC subsidiaries as follows:

Beijing Baihui Zongheng Technology Company Ltd. (“Zongheng”) was formed on March 31, 2007 and is owned 80% by Technology and 20% by Software.

Beijing PC Star E-Commerce Co., Ltd (“E-Commerce”) was formed on July 17, 2007 and is owned 50% by Technology and 50% by Software.

The combined 2006 statement of operations represents 9 months of activity by Technology and 4 months of activity by Software.  The combined 2007 statement of operations  represents 12 months of activity by Technology, 12 months of activity by Software, 9 months of activity by Zongheng and 5 ½ months of activity by E-Commerce.

All significant inter-company transactions and balances have been eliminated upon combination.

c)

Cash and cash equivalents

Cash and cash equivalents include short-term investments with maturities of 90 days or less when acquired.

6

BAIHUI

Notes to Combined Financial Statements

Years ended December 31, 2007 and 2006

(stated in Canadian Dollars)

2.

Significant Accounting Policies – cont’d

d)

Accounts receivable

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. At December 31, 2007 and 2006, the allowance for doubtful accounts was not significant.

e)

Inventory

Inventory consisting primarily of software ready-for-sale purchased from third parties is carried at the lower of cost or market value using the weighted average cost method, while net realizable value is used to determine the market value. An allowance for loss on obsolescence and decline in market value is provided, when necessary.

f)

Property and equipment

Property and equipment is stated at cost less accumulated amortization and is comprised of office furniture and equipment.  Amortization is provided over the assets’ estimated useful lives, using the straight-line method.  The estimated useful lives of property and equipment are 5 years.

g)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods provided in the normal course of business, net of discounts and excluding value added tax or business taxes.

Revenue from the sale of software is recognized on the transfer of risks and rewards of ownership, which generally coincides with the time the goods are delivered to customers and title has passed.

In the case of sales of software through internet or mobile phones, revenue is recognized when the downloading of software by the customers from the website is completed and Baihui has assigned and activated the PIN numbers to the customer.

h)

Financial instruments

Baihui's financial instruments include cash and cash equivalents, accounts receivable, other receivables and accounts payable. Management estimates that the carrying amounts of the non related party financial instruments approximate their fair values due to their short-term nature. The fair value of the related party payable is not practicable to estimate due to the related party nature of the underlying transactions.

i)

Use of estimates

The preparation of combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period.   Areas of significant estimate include the amortization periods for property and equipment and allowance for doubtful accounts.   Actual results could differ from management’s best estimates and underlying assumptions as additional information becomes available in the future.

7

BAIHUI

Notes to Combined Financial Statements

Years ended December 31, 2007 and 2006

(stated in Canadian Dollars)

2.

Significant Accounting Policies – cont’d

j)

Economic and political risks

Baihui's operations are conducted in the PRC. Accordingly, the Baihui's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

Baihui's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. Baihui's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

k)

Foreign currency translation

The functional currency of Baihui is Renminbi (RMB) and the RMB is not freely convertible into foreign currencies.  All assets, liabilities and transactions are denominated in the functional currency.

In connection with the proposed transaction described in note 12, the financial statements of Baihui have been recast using a method consistent with CICA section 1651 “Foreign Currency Translation” to reflect the Canadian dollar as if the Canadian dollar had been used for the financial periods.  Accordingly, for financial statement purposes, the financial statements of Baihui which are prepared using the functional currency have been translated into Canadian dollars. Assets and liabilities are translated at exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and capital and statutory capital reserve are translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of shareholders’ equity. The exchange rates adopted are as follows:

	2007	2006
Year end exchange rate	0.1353	0.1493
Average yearly exchange rate	0.1412	0.1422

No representation is made that the RMB amounts could have been, or could be, converted into Canadian dollars at the rates used in translation.

Other foreign currency transactions are translated using the temporal method.  Translation gains and losses are included in financial expenses.

l)

Income taxes

Income tax expense is based on reported income before taxes. Deferred income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. Baihui uses the asset and liability method of accounting for income taxes. Under this method, the future income tax liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse.

8

BAIHUI

Notes to Combined Financial Statements

Years ended December 31, 2007 and 2006

(stated in Canadian Dollars)

3.

Change in Accounting Policies

Accounting Changes

On January 1, 2007, Baihui adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors.

Financial Instruments

On January 1, 2007, Baihui adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Disclosure and Presentation; Section 3865, Hedges; and Section 3251, Equity.

These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.  Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income elements consist of revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income, in conformity with generally accepted accounting principles (GAAP).  Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting fiscal year.

Baihui’s adoption of these financial instruments standards had no impact on the financial statements except in disclosure of the translation gain resulting from using the current rate method to convert the financial statements from the functional currency to Canadian dollars which need to be shown under comprehensive income as described below.

(i)

Comprehensive Income

Comprehensive income, established under CICA Section 1530, is a standard that provides guidance on the presentation of comprehensive income which is defined as the change in shareholders’ equity, from transactions and other events and circumstances from non-owner sources, and is composed of Baihui’s net earnings and other comprehensive income.

Other comprehensive income refers to revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net earnings, and includes net changes in unrealized foreign exchange gains (losses) on translating financial statements of self-sustaining foreign operations (or on using the current rate method to convert the financial statements to Canadian dollars from the functional currency), net changes in gains (losses) on items designated as hedges on net investments including reclassification to earnings and net changes in gains (losses) on derivative items designated as hedges of cash flows and net changes on financial assets classified as available for sale, all net of income taxes.

(ii)

Financial Assets and Financial Liabilities

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the combined balance sheet when Baihui becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not clearly and closely related to the host contract, must be measured at fair value. Financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale financial instruments. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

9

BAIHUI

Notes to Combined Financial Statements

Years ended December 31, 2007 and 2006

(stated in Canadian Dollars)

3.

Change in Accounting Policies -cont’d

Held-for-trading

Financial instruments classified as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings in the period in which these changes arise. Section 3855 allows an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of held-for-trading (fair value option).

Baihui’s cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments.

Held-to-maturity investments, loans and receivables and other financial liabilities

Financial instruments classified as loans and receivables, held-to-maturity investments and other financial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings in the period.

Baihui’s accounts receivable and other receivables are classified as loans and receivables.

Baihui’s accounts payable and accrued liabilities and related party payable are classified as other financial liabilities.

Available-for-sale

Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the changes arise. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment. Upon de-recognition, all cumulative gains or losses are then recognized in net earnings.

Transaction costs, related to financial assets and liabilities, are accounted for in the financial expenses.

(iii)

Derivatives and hedging accounting

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is separated from the host contract and accounted for as a derivative in the balance sheet, at its fair value. Baihui has decided to recognize embedded derivatives in its Combined balance sheet, if applicable. This rule has had no impact in the financial statements of Baihui.

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies; fair value hedges and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item. Baihui does not have any outstanding hedging contracts as at December 31, 2007 and December 31, 2006.

10

BAIHUI

Notes to Combined Financial Statements

Years ended December 31, 2007 and 2006

(stated in Canadian Dollars)

4.

Future accounting changes

The following is an overview of accounting standard changes that Baihui will be required to adopt in future years:

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures, and section 3863, Financial Instruments – Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and Baihui will adopt them on January 1, 2008. Baihui is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Inventories

The CICA issued section 3031, Inventories, which will replace section 3030, Inventories. This new standard is effective for fiscal years beginning on or after January 1, 2008. Section 3031 provides more extensive guidance on measurement, and expands disclosure requirements to increase transparency. Specifically additional disclosures will be required in relation to inventories carried at net realizable value, the amount of inventories recognized as an expense, and the amount of any write downs of inventories

Going Concern

The CICA has amended Section 1400, “General Standards of Financial Statement Presentation”, which is effective for interim periods beginning on or after January 1, 2008, to include requirements to assess and disclose Baihui’s ability to continue as a going concern. The adoption of this new section will not have an impact on the combined financial statements.

5.

Deposit for Acquisition of an Investment

On  December  26,  2007,  Technology  made  a  purchase  of  a  30%  equity  interest  in  Beijing  Huakaixing  Network  Technology Co. Ltd. (“HuaKaixing”), in order to expand its operations.  Huakaixing, located in Beijing, China, produces anti-virus software applications that are pre-integrated within computer hardware.

Technology’s share of the equity does not have any rights to vote, as the voting  rights will only be acquired if a subsequent injection of 4,000,000 RMB ($541,200 Cdn) is completed in 2008 (Note  10).   As  of  December  31,  2007,  Technology  did  not  have  any  significant  influence  or  control  over  the  operations  of  Huakaixing  and  the  investment  was  therefore  recorded  at  cost.

6.

Property and Equipment

			2007	2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Office furniture and equipment	399,725	45,231	354,494	52,564

11

BAIHUI

Notes to Combined Financial Statements

Years ended December 31, 2007 and 2006

(stated in Canadian Dollars)

7.

Income Taxes

Pre-tax income for Baihui  was taxable in the People’s Republic of China (PRC). The reconciliation of income taxes computed at the PRC federal statutory tax rate applicable to enterprises to income tax expense is as follows:

	2007	2006
	$	$
Net income before income taxes	4,406,397	90,147
PRC Federal statutory tax rate	33%	33%
Income taxes	1,454,111	29,749
Effect of different rate	2,300	-
Non-deductible expenses	194,328	101,546
Non-taxable income	(178,270)	(36,017)
	1,472,469	95,278

New tax law of the PRC

On 16 March 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which became effective from January 1, 2008.  According to the new tax law, the standard enterprise tax rate for enterprises in the PRC will be reduced from 33% to 25%.  Accordingly, the applicable income tax rate applicable to the Group will become 25% from January 1, 2008.

8.

Financial Instruments

Concentration of credit risk

Baihui is exposed to concentration of credit risk as one customer represents approximately 63% of accounts receivable as at December 31, 2007 (8% - 2006).  No individual customer accounts for more than 10% of total revenues.  The accounts receivable are generally collected within 3 to 6 months and it is in the opinion of management that Baihui is not exposed to significant credit risk.

9.

Economic Dependence

Substantially all of Baihui’s software is acquired from and distributed to customers under the distribution agreement with a third party supplier.  This agreement allows Baihui to distribute such software in certain defined territories (or regions) of China. The agreement between Baihui and the supplier is for a three (3) year duration and expires December 31, 2010. While it is anticipated that the supplier will renew the agreement with Baihui, there is a minimal risk to Baihui that the supplier will suspend or discontinue cooperation

Baihui purchases from this one supplier amounted to approximately:

2007: RMB 82,635,884 ($11.7 million Cdn), approximately 95% of purchases

2006: RMB 12,777,453 ($1.8 million Cdn), approximately 98% of purchases

12

BAIHUI

Notes to Combined Financial Statements

Years ended December 31, 2007 and 2006

(stated in Canadian Dollars)

10.

Commitments

Inventory purchase

                    On March 8, 2007, Baihui renewed a distribution rights agreement.  Under the terms of this agreement Baihui is committed to make certain purchases for the following approximate Canadian dollar amounts and to prepay for three months of inventory:

                             Year

         Amount

2008                        $21,000,000

2009                          28,000,000

2010                          41,000,000

In the event that Baihui is unable to meet the above purchase commitments, the supplier has the right to cancel the distribution agreement.

Acquisition of an investment

The Company has a commitment to invest an additional 4,000,000 RMB ($541,200 Cdn) to complete its investment in  Huakaixing, as described in note 5.

Royalties

On September 29, 2007 Baihui entered into an agreement which commits Baihui to pay quarterly royalties to a software provider with whom it has an exclusive distribution agreement, starting March 12, 2008 through March 11, 2009, and renewable for one year. The amount of the royalty payment for the first quarter of 2008 is approximately $200,000 USD ($198,000 Cdn).

Lease commitments

Baihui rents premises under operating leases.  The aggregate minimum rental commitments amount to 2,635,277 RMB ($356,553 Cdn). The aggregate minimum rental is as follows:

2008

1,960,392 RMB

($265,241Cdn)

2009

   674,885 RMB

($ 91,312 Cdn)

11.

Related Party Transactions

Transactions and balances with companies controlled by shareholders and directors are as follows:

	2007	2006
	$	$
Revenue provided by	71,284	-
Interest paid to	12,614	4,639

Accounts payable to	847,941	761,430

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year, Technology reimbursed an account payable of 5,100,000 RMB ($761,430 Cdn) to a related party including interest calculated at 1%.  The current account payable does not bear interest.

13

BAIHUI

Notes to Combined Financial Statements

Years ended December 31, 2007 and 2006

(stated in Canadian Dollars)

12.

Subsequent Event

On February 5, 2008, Baihui Digital Stars Technology through its indirect parent company Silva Ford Technology Ltd (“Ford BVI”),  was one of the entities included in a letter of understanding enabling a reverse takeover (“RTO”) and share exchange transaction between Dynasty Gaming Inc. (“Dynasty”), Junnet Omnimedia, Inc. (“Junnet”), UDS Technology Limited (“UDS BVI”), Wilson Cho (“Cho”)  and Ford BVI. As a result of this proposed transaction Dynasty Digital Interactive Inc. (“DDI”) will be the continuing company (“Company”).

Dynasty will purchase UDS BVI shares and Ford BVI shares from Junnet and Cho and issue a total of sixteen million four hundred thousand (16,400,000) post-consolidation common shares of Dynasty.  Of this amount, and as consideration for the purchase of the Ford BVI shares, Dynasty will issue eight million four hundred thousand (8,400,000) post consolidation shares to Cho. Also of this amount, and as consideration for the purchase of the UDS BVI shares, Dynasty will issue eight million (8,000,000) post consolidation shares to Junnet.

Pursuant to this agreement, Dynasty will acquire 100% of the issued and outstanding shares of UDS BVI in exchange    for shares of Dynasty’s common stock constituting 37.8% of its outstanding securities on a fully-diluted basis.  In addition,  Dynasty will acquire 100% of the issued and outstanding shares of Ford BVI in exchange for shares of Dynasty’s common stock constituting 39.7% of its outstanding securities on a fully-diluted basis.  As a result of this transaction, both UDS BVI and Ford BVI will become wholly-owned subsidiaries of the Company and their stockholders will in turn own shares of the Company. UDS BVI, through an intermediary company, will hold 100% of Ju You Software Technology Ltd (“Ju You”), a wholly-foreign-owned enterprise (“WFOE”). Also as a result of this transaction, Ford BVI will hold, through an intermediary company, a 70% interest in the Company, Beijing Baihui Digital Stars Technology Co. Ltd.

13.

Canadian and United States Accounting Policies Differences

The combined financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). There are no significant differences between Canadian GAAP and generally accepted accounting principles in the United States (U.S. GAAP) in the accompanying combined financial statements.

Recently issued accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, Non controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS 160”) which becomes effective for fiscal periods beginning after December 15, 2008. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires Consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure on the face of the Consolidated statement of income, of the amounts of Consolidated net income attributable to the parent and to the non-controlling interest. In addition this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The Company does not expect the adoption of this statement to have a material impact on its combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial  Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company). The Company is currently evaluating the impact of this standard on its combined financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, (“FAS 157”), which establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value

14

BAIHUI

Notes to Combined Financial Statements

Years ended December 31, 2007 and 2006

(stated in Canadian Dollars)

13.    Canadian and United States Accounting Policies Differences  - (cont’d)

measurements. FAS 157 is effective for fiscal years, and the interim periods within those fiscal years, beginning after November 15, 2007 (January 1, 2008 for the Company). The Company is currently evaluating the impact of this standard on its combined financial statements.

 In December 2007, the FASB issued FAS No. 141(R), “Business Combinations” (“FAS 141(R)”). Under FAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are in the process of determining what effect, if any, the adoption of FAS 141(R) will have on our Consolidated Financial Statements.

15

BAIHUI

COMBINED

 INTERIM FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

AS AT MARCH 31, 2008

BAIHUI
Interim Combined Balance Sheets
As at
(stated in Canadian Dollars)
(unaudited)
	March 31, 2008	December 31, 2007
	$	$
ASSETS
Current assets
Cash	849,663	1,188,437
Accounts receivable	317,097	181,143
Inventory	1,224,783	562,576
Prepaid expenses and deposits	350,194	101,623
Advances to supplier	5,585,762	4,708,087
Other receivable	101,514	127,395

	8,429,013	6,869,261
Deposit for acquisition of an investment (Notes 5 and 10)	439,800	135,300
Property and equipment	450,860	354,494

	9,319,673	7,359,055

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	457,740	510,597
Accounts payable to related companies	1,894,395	847,941
Income taxes payable	1,373,795	1,124,459
Deposits - customers	1,180,763	1,663,375

	4,906,693	4,146,372
Minority interest (Note 6)	58,640	-
	4,965,333	4,146,372

Shareholders' equity	4,354,340	3,212,683
	9,319,673	7,359,055

Commitments and Subsequent events (Note 10 and 11)

On behalf of Beijing Baihui Digital Stars Technology Co., Ltd:

       “Liu Jianhua”                    ,Director

On behalf of Beijing Baihui Digital Stars Software Co., Ltd:

        “Liu Zhiyu”                        , Director

The accompanying notes are an integral part of these interim combined financial statements

2

BAIHUI
Interim Combined Statements of Shareholders’ Equity
Three months ended March 31, 2008
(stated in Canadian Dollars)
(unaudited)

	Capital	Statutory Capital Reserve	Accumulated other comprehensive income	Retained Earnings	Total Shareholders’ equity
	$	$	$	$	$
Balance - December 31, 2006	424,300	182	23,353	(5,131)	442,704
Capital reserve		171			171
Foreign currency translation adjustment			(164,120)		(164,120)
Net income for the year				2,933,928	2,933,928
Balance - December 31, 2007	424,300	353	(140,767)	2,928,797	3,212,683
Capital reserve & Statutory reserve		217,971		(217,971)	-
Foreign currency translation adjustment			306,443		306,443
Net income for the period				1,294,369	1,294,369
Dividends				(459,155)	(459,155)
Balance - March 31, 2008	424,300	218,324	165,676	3,546,040	4,354,340

The accompanying notes are an integral part of these interim  combined financial statements

3

BAIHUI
Interim Combined Statements of Earnings

Three months ended March 31, 2008 and 2007
(stated in Canadian Dollars)
(unaudited)

	March 31, 2008	March 31, 2007
	$	$
Revenues	7,109,366	3,270,296
Operating expenses
Direct costs	4,075,078	2,304,732
Marketing and promotion	85,203	21,081
Administrative	921,104	465,284
Amortization - property and equipment	23,005	3,272
	5,104,390	2,794,369
Income from operations	2,004,976	475,927
Other
Interest expense	-	(13,489)
Interest income	3,892	680
	3,892	(12,809)
Income before income taxes	2,008,868	463,118
Income taxes	714,499	155,078
Net income	1,294,369	308,040
Foreign exchange translation gain (loss)	306,443	(4,469)
Comprehensive income	1,600,812	303,571

The accompanying notes are an integral part of these interim combined financial statements

4

BAIHUI
Interim Combined Statements of Cash Flows

Three months ended March 31, 2008 and 2007
(stated in Canadian Dollars)
(unaudited)
	March 31, 2008	March 31, 2007
	$	$
Operating activities
Net income from operations	1,294,369	308,040
Amortization - property and equipment	23,005	3,272
	1,317,374	311,312
Change in non-cash working capital:
Accounts receivable	(135,954)	(3,803)
Inventory	(662,207)	(139,681)
Prepaid expenses and deposits	(248,571)	(16,264)
Advances to supplier	(877,675)	573,222
Other receivable	25,881	910,159
Accounts payable and accrued liabilities	(52,857)	910,159
Related party payable	1,046,454	(759,659)
Income taxes payable	249,336	102,676
Customers - deposits	(482,612)	1,014,505
	(1,138,205)	1,681,155
	179,169	1,992,467
Investing activities
Acquisition - property and equipment	(119,371)	(20,669)
Deposit for acquisition of an investment	(304,500)	-
	(423,871)	(20,669)
Financing activities
Minority interest	58,640	-
Dividends	(459,155)	-
	(400,515)	-
Effect of exchange rates	306,443	(4,469)
Net change in cash and cash equivalents	(338,774)	1,967,329
Cash and cash equivalents , beginning of period	1,188,437	350,637
Cash and cash equivalents , end of period	849,663	2,317,966

Supplemental Cash Flow Information

Income taxes paid	439,921	50,951

The accompanying notes are an integral part of these interim combined financial statements

5

BAIHUI

Notes to Interim Combined Financial Statements

Three months ended March 31, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

1.

Basis of  Presentation

These statements are prepared by management and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation.

2.

Principles of combination

The combined financial statements of Baihui include the accounts of Beijing Baihui Digital Stars Technology Co., Ltd. (“Technology”), Beijing Baihui Digital Stars Software Co., Ltd. (“Software”) and their PRC subsidiaries. Both Technology and Software are registered in the People’s Republic of China (PRC) as local companies . Technology and Software (“Baihui”) are engaged in the distribution of software in China.

 The companies are independent legal  entities under PRC law, but during 2006, 2007 and 2008 to date, they were involved in   interdependent commercial transactions and were parties to intra-company agreements,  which gave rise to the  combination of their financial statements for those periods.

However, the companies will terminate such contracts upon the closing of the reverse takeover transaction described   in note 11 and will remain stand-alone enterprises with their own facilities, employees, equipment, fixed assets and   business revenues independent of each other, as confirmed by PRC legal counsel.

3.

Significant Accounting Policies

The unaudited interim combined financial statements of Baihui have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and their methods of application as the audited combined financial statements as of December 31, 2007. Baihui’s interim combined financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the audited combined financial statements of Baihui for the year ended December 31, 2007.

4.

Change in Accounting Policies

Capital and financial instruments

On January 1, 2008, the Company adopted the new recommendations of Section 3862, Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation and Section 1535 Capital Disclosures,

issued by the Canadian Institute of Chartered Accountants.   These new standards are applicable to financial statements relating to fiscal years beginning on or after October 1, 2007.  Together, Section 3862 and 3863 are adopted to replace Section 3861 Financial Instruments – Disclosure and Presentation.

Section 3862 on financial instrument disclosures requires the disclosure of information about: a) the significance of financial instruments on the entity’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 on presentation of financial instruments is unchanged from the presentation requirements included in Section 3861.  Section 1535 on capital disclosures requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  The new information is disclosed in notes 8 and 9.

6

BAIHUI

Notes to Interim Combined Financial Statements

Three months ended March 31, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

5.

Deposit for Acquisition of an Investment

On December 26, 2007, Technology  made  a  purchase  of  a  30%  equity  interest  in  Beijing  Huakaixing

Network  Technology Co. Ltd. (“HuaKaixing”), in order to expand its operations.  Huakaixing, located in Beijing, China, produces anti-virus software applications that are pre-integrated within computer hardware.  Technology injected 1,000,000 RMB in December 2007 and made an additional injection of 2,000,000 RMB in January 2008.

Baihui’s share of the equity does not have any rights to vote, as the voting  rights will only be acquired if a subsequent injection of 2,000,000 RMB ($293,200 Cdn) is completed in July 2008.    As of  March 31, 2008, Baihui did not have any significant influence and control over the operations of HuaKaixing and the investment was, therefore, recorded at cost.

6.

Minority Interest

In 2007 Baihui formed two PRC subsidiaries as follows:

Beijing Baihui Zongheng Technology Company Ltd. (“Zongheng”) was formed on March 31, 2007 and owned 80% by Technology and 20% by Software.

Beijing PC Star E-Commerce Co., Ltd (“E-Commerce”) was formed on July 17, 2007 and owned 50% by Technology and 50% by Software.

Effective March 31, 2008, Technology sold all of its shares in both the Zongheng and the E-Commerce to Software and other minority investors.  As a result of this sale, effective March 31, 2008,   Software owns 90%  of the shares of Zongheng and 90% of the shares of  E-Commerce.

7.

Related Party Transactions

Transactions and balances with companies controlled by shareholders and directors are as follows:

	March 31, 2008	March 31, 2007
	$	$
Interest paid to	-	13,489

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As of March 31, 2008 Baihui had $1,894,395 ($847,941- December 31, 2007) accounts payable to related parties.

8.

Financial Instruments

Financial Instruments – Carrying Values and Fair Values

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

Baihui has determined that the carrying value of its cash, accounts receivable, other receivable,  accounts payable  and accounts payable to related companies approximate their fair value because of the relatively short periods to maturity of these instruments.

7

BAIHUI

Notes to Interim Combined Financial Statements

Three months ended March 31, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

8.

Financial Instruments (cont’d)

Credit Risk

Baihui is exposed to concentration of credit risk as one customer represents approximately  68% of accounts receivable as at March 31, 2008 (63% - December 31, 2007).  Our maximum credit exposure at the balance sheet date consists primarily of the carrying amounts of accounts receivable and other receivable. There are no significant amounts past due or impaired at the balance sheet date.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We require liquidity specifically to fund capital requirements, satisfy financial obligations as they become due, and to engage in our software business. We generally rely on operating cash flows to provide liquidity.

Foreign Currency Exchange Rate Risk

Baihui is not exposed to foreign exchange rate risk in that all of the operations are denominated in Chinese Renminbi (RMB).

9.

Capital Disclosures

Baihui’s objective in managing capital is to ensure a sufficient liquidity position to market its products, to finance its sales and marketing activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with property and equipment and intangible assets.

Baihui has financed its liquidity needs primarily through its operations and the issuance of shares. To date, Baihui’s policy is to maintain a minimum level of debt, although debt could be considered as part of financing initiatives in the future. At March 31, 2008, Baihui has no long-term debt.

10.

Commitments

Inventory purchase

On November 23, 2007, Technology renewed a distribution rights agreement.  Under the terms of this agreement Technology is committed to the following purchases:

Year

                                                       Amount

2008                                                  150,000,000 RMB ($20,295,000 Cdn)

2009                                                  210,000,000 RMB ($28,413,000 Cdn)

2010                                                  300,000,000 RMB ($40,950,000 Cdn)

Technology must provide the supplier with prepayments of the inventory equal to 3 months of the pre-determined quantities.

Equity investment

On December 14, 2007  Technology entered into an agreement to contribute 5,000,000 Chinese renminbi in exchange for 30% equity interest with 55% of the voting power in Beijing Huakaixing Network Technology Co. Ltd.  Technology  made an initial investment of 1,000,000 RMB in December 2007 and a further investment of 2,000,000 RMB  in January 2008 and obtained a  30% equity interest with no voting rights; when the balance will be paid in July 2008,  Technology will obtain 55% of  the voting rights.

8

BAIHUI

Notes to Interim Combined Financial Statements

Three months ended March 31, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

10.

Commitments (cont’d)

Royalty

On September 29, 2007 Technology entered into an agreement which commits Baihui to pay quarterly royalties to a software provider with whom it has an exclusive distribution company, starting March 12, 2007 through March 11, 2009, and renewable for one year.  During the first quarter ended March 31, 2008, Technology terminated this agreement with the software provider. An accrued royalty payment of  2,401,446 RMB  as of December 31, 2007 was no longer payable and was reversed during the quarter.

Lease commitments

Baihui rents premises under operating leases.  The aggregate minimum rental commitments amount to $291,190 excluding escalation clauses.  The aggregate minimum rental excluding the escalation clauses over the next two years is as follows: 2008 - $251,615 and 2009 -$ 39,575.

11.

Subsequent Event

Agreement

On August 20, 2008, Dynasty Gaming Inc. (“Dynasty”) and Sky Gain Holdings Limited (“Sky Gain”) signed an agreement (“the Agreement”) for the proposed acquisition by way of reverse take over (“RTO”) of all issued and outstanding shares in the capital stock of Baiyou Digital Technology Co. Ltd (“Baiyou”), which is the parent company  of Baiyou Digital Technology Co. Ltd. (“Hangzhou”) and of Silva Ford Technology Limited (“Ford BVI”), which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd.   As a result of this proposed transaction PC Stars Inc. will be the continuing company (“Company”).

Dynasty will purchase Baiyou shares and Ford BVI shares from Sky Gain and issue a minimum total of eleven million eight hundred thousand (11,800,000) post-consolidation common shares of Dynasty.  Of this amount, and as consideration for the purchase of the Ford BVI shares, Dynasty will issue nine million eight hundred thousand (9,800,000) post consolidation shares.  Of this amount, and as consideration for the purchase of the Baiyou shares, Dynasty will issue two million (2,000,000) post consolidation shares.  The consideration for the purchase of the Baiyou shares includes an earn-out provision for shares to be issued based on a multiple of net income for the period January 1, 2009 to December 31, 2009  which is calculated as follows:

7 times the achieved net income up to $2,500,000; plus 14 times the achieved net income from $2,500,000 up to a maximum of $5,250,000. The total number of shares to be received by the Baiyou shareholders will be determined by the 20 day average trading price of the company’s shares as of the day prior to issuance.  The 2,000,000 shares that are to be issued at the closing of the offering form the guaranteed portion of the allocation.  At the deemed issue price of $5.00 per share, the maximum number of shares that would be issued to Baiyou shareholders if they were to attain the maximum net income of $5,250,000 would amount to 11,200,000 shares (based on a valuation of $56,000,000).

 The consolidation of the Dynasty common shares will be done using a ratio of 1 new common share for 23.0869 old common shares.

9

BAIHUI

Notes to Interim Combined Financial Statements

Three months ended March 31, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

11.      Subsequent Event  (cont’d)

Pursuant to this agreement, Dynasty will acquire 100% of the issued and outstanding shares of Baiyou in exchange    for shares of Dynasty’s common stock constituting 7.6% of its outstanding securities on a fully-diluted basis, subject to the earn-out provision described above.  In addition, Dynasty will acquire 100% of the issued and outstanding shares of Ford BVI in exchange for shares of Dynasty’s common stock constituting 37.4% of its outstanding securities on a fully-diluted basis.  As a result of this transaction, both Baiyou and Ford BVI will become wholly-owned subsidiaries of the Company and their stockholders will in turn own shares of the Company. Baiyou will hold 100% Hangzhou, a wholly-foreign-owned enterprise (“WFOE”). Also as a result of this transaction, Ford BVI will hold, through an intermediary company, a 70% interest in Beijing Baihui Digital Stars Technology Co. Ltd.

Baiyou, Hangzhou and Ford BVI are non-public, non-operating companies with nominal net non-monetary assets.  Beijing Baihui Digital Stars Technology Co. Ltd. is a non-public company formed and operating since March 1, 2006.

Concurrent with the acquisition,  Dynasty  will propose a private placement offering of 6,000,000 units to accredited investors at a price of $US 5.00 per unit for gross proceeds of $US 30,000,000.   Each unit would consist of one common share and 0.50 of a warrant to purchase one common share, priced at $US 5.00 per unit.   The 3,000,000 warrants would entitle the holder to acquire one additional common share per warrant at a price of $6.00 per share, subject to adjustment, for a period of four years.

12.

Income Taxes

New tax law of the PRC

On 16 March 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which became effective from January 1, 2008.  According to the new tax law, the standard enterprise tax rate for enterprises in the PRC will be reduced from 33% to 25%.  Accordingly, the applicable income tax rate applicable to the Group will become 25% from January 1, 2008.

10

SCHEDULE M

PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS OF DYNASTY

DYNASTY GAMING INC.

PRO-FORMA CONSOLIDATED

FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007

DYNASTY GAMING INC.

DECEMBER 31, 2007

CONTENTS

Page

COMPILATION REPORT

1

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

Pro-Forma Consolidated Statement of Earnings

3

Notes to Pro-Forma Consolidated Statement of Earnings

4

COMPILATION REPORT

To the Directors and Shareholders of

Dynasty Gaming Inc.

We have read the accompanying unaudited consolidated pro-forma statement of earnings of Dynasty Gaming Inc. (“DNY”) for the year ended December 31, 2007 and have performed the following procedures.

1.

Compared the figures in the column captioned Baihui Combined to the audited combined statement of earnings of Baihui for the year ended December 31, 2007 and found them to be in agreement.

2.

Compared the figures in the column captioned Dynasty Gaming Inc. Consolidated to the audited consolidated statement of operations of Dynasty Gaming Inc. for the year ended December 31, 2007  and found them to be in agreement.

3.

Compared the figures in the column captioned Gameocean consolidated to the audited consolidated statement of operations of Guangzhou Gameocean Digital Network Co., Ltd. for the period of May 23, 2007 (date of incorporation) to December 31, 2007 and found them to be in agreement.

4.

Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

a)

the basis for determination of the pro-forma adjustments: and

b)

whether the pro-forma statement of earnings complies as to form in all material respects with identified regulatory requirements.

The officials:

a)

described to us the basis for determination of the pro-forma adjustments, and

b)

stated that the pro-forma statement of earnings complies as to form in all material respects with identified regulatory requirements.

1

4.

Read the notes to the pro-forma statement of earnings, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

5.

Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned Baihui Combined, Dynasty Gaming Inc. Consolidated and Gameocean consolidated, and found the amounts in the column captioned “Pro-forma Consolidated” to be arithmetically correct.

A pro-forma statement of earnings is based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the unaudited consolidated pro-forma statement of earnings and we therefore make no representation about the sufficiency of the procedures for the purpose of a reader of such statements.

Montreal, Quebec

(signed) Horwath Leebosh Appel

July 15, 2008                                                                        Chartered Accountants

2

DYNASTY GAMING INC.
Pro-Forma Consolidated Statement of Earnings
For the year ended December 31, 2007
(Unaudited - see Compilation Report Dated July 15, 2008
(stated in Canadian Dollars)
	Baihui Combined	Dynasty Gaming Inc. Consolidated	GameOcean Consolidated	Pro-Forma Adjustment (a)	Pro-Forma Adjustment (b)	Pro-Forma Consolidated
	($)	($)	($)	($)	($)	($)
Revenues	19,273,323	51,740	7,782	(1,413,204)	(51,740)	17,867,901
Operating expenses
Direct costs	12,822,915	1,183,387	6,537	(782,902)	(1,183,387)	12,046,550
Selling	486,451	2,082,870	308,560	(19,378)	(1,582,737)	1,275,766
Administrative	1,512,773	1,492,708	303,955	(671,583)	(292,199)	2,345,654
Amortization - development costs		756,180			(756,180)
Amortization - property and equipment	42,203	176,231	6,184	(11,276)		213,342
Amortization – intangible assets			1,647			1,647
Impairment - development costs		666,181			(666,181)
Impairment - property and equipment		114,660			(114,660)
	14,864,342	6,472,217	626,883	(1,485,139)	(4,595,344)	15,882,959
Income from operations	4,408,981	(6,420,477)	(619,101)	71,935	4,543,604	1,984,942
Other
Interest expense	(25,680)		(3,157)	11,725		(17,112)
Interest income	6,833	186,355	3,582	(1,129)		195,641
Other income (expense)	16,263		(244)	(16,263)		(244)
Foreign exchange loss		(23,561)				(23,561)
Loss on disposal of equipment		(7,969)				(7,969)
	(2,584)	154,825	181	(5,667)		146,755
Income (loss) from operations before income taxes	4,406,397	(6,265,652)	(618,920)	66,268	4,543,604	2,131,697
Income taxes	1,472,469			(96,801)		1,375,668
Income (loss) from operations before minority interest	2,933,928	(6,265,652)	(618,920)	163,069	4,543,604	756,029
Minority interest		7,208	14,120	(929,099)		(907,771)
Net income (loss)	2,933,928	(6,258,444)	(604,800)	(766,030)	4,543,604	(151,742)

Net (loss) income per share
Basic and diluted		(1.56)				(0.01)

Weighted average number of common shares
Basic		4,000,000				21,800,000
Diluted		4,000,000				26,180,427

3

DYNASTY GAMING INC.

NOTES TO PRO-FORMA CONSOLIDATED STATEMENT OF EARNINGS

AS AT DECEMBER 31, 2007

(UNAUDITED – SEE COMPILATION REPORT DATED JULY 15, 2008

(stated in Canadian Dollars)

1.

Basis of Presentation

The accompanying unaudited pro-forma consolidated statement of earnings of Dynasty Gaming Inc (“Dynasty”) for the year ended December  31, 2007 have been prepared by the management of the Company for inclusion in the Information Circular to shareholders after giving effect to the proposed reverse takeover and share exchange between Dynasty Gaming Inc. (“Dynasty”), Sky Gain Holdings Limited, Baiyou Digital Technology Co. Ltd. (“Baiyou”) and its wholly-owned subsidiary Baiyou Digital Technology (Hangzhou) Co. Ltd. (“Baiyou Hangzhou”) and Silva Ford Technology Ltd. (“Ford BVI”), which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd. (“Baihui”).    PC Stars (“PC Stars”) will be the continuing company (“Company”).

Baiyou was formed on March 1, 2008 and Baiyou Hangzhou was formed on June 6, 2008.  Both are non-public, non-operating companies with nominal net non-monetary assets.  A Two-Party Arrangement has been agreed to between Baiyou Hangzhou and Guangzhou GameOcean Digital Network Co. Ltd. (“GameOcean”); which will provide Baiyou Hangzhou with legal and economic control over the activities of GameOcean,  constituting a variable interest entity  “VIE” relationship between the two parties.  Therefore, the proforma financial statements include the financial statements of GameOcean.

Ford BVI and its wholly-owned subsidiary East Wealth Technology Ltd. (“East Wealth”) are non-public, non-operating companies with nominal net non-monetary assets.  Ford BVI, through East Wealth, owns 70% of Baihui.   Baihui is involved in intra-company commercial agreements with Beijing Baihui Digital Stars Software Co., Ltd. (“Software”).   Baihui and Software are independent legal entities under PRC law, but during 2006, 2007 and 2008 to date, they were involved in interdependent commercial transactions which gave rise to the combination of their financial statements for those periods.   Therefore, the proforma consolidated statement of earnings includes the combined financial statements of Baihui and Software.  The companies will terminate such contracts upon the closing of the proposed transactions and will remain stand-alone enterprises with their own facilities, employees, equipment, fixed assets and   business revenues independent of each other, as confirmed by PRC legal counsel.

The pro-forma consolidated financial statements include the financial statements of Dynasty.  The Company will be completing a private placement offering, on the basis of the assumptions described in Note 2 below.

The accompanying unaudited pro-forma consolidated statement of earnings have been derived from the audited financial statements as at December 31, 2007 of Dynasty, Baihui Combined and GameOcean.  The accounting policies used in the preparation of the pro-forma consolidated statement of earnings are those disclosed in Dynasty December 31, 2007 audited consolidated financial statements. Management has determined that no adjustments are necessary to conform either Baihui’s or GameOcean’s financial statements to the accounting policies used by the Company in the preparation of Dynasty’s consolidated financial statements. The financial statements of Baihui and GameOcean have been converted from Chinese Renminbi to Canadian dollars using a foreign exchange conversion rate of 0.1353 for the assets and liabilities and 0.1412 for the revenues and expenses.

In the opinion of management, the unaudited pro-forma consolidated financial statements include all adjustments necessary for fair presentation. The unaudited pro-forma consolidated financial statements are not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future.

The unaudited pro-forma consolidated statement of earnings of Dynasty should be read in conjunction with the foregoing financial statements, including the notes attached thereto.

The effective tax rate of Dynasty is 25%.

4

DYNASTY GAMING INC.

NOTES TO PRO-FORMA CONSOLIDATED STATEMENT OF EARNINGS

AS AT DECEMBER 31, 2007

(UNAUDITED – SEE COMPILATION REPORT DATED JULY 15, 2008

(stated in Canadian Dollars)

2.

Summary of Proposed Transactions

a.

Dynasty will complete a private placement offering of units that are comprised of one post-consolidated common share and 0.50 of a warrant to purchase one common share, with arm’s length parties, for a minimum US$30,000,000 providing working capital of US$27,900,000.  The consolidation of the Dynasty common shares will be done using a ratio of 1 new common share for 23.0869 old common shares. A conversion rate of 1.00 US dollar to Canadian dollar is used in these pro-forma financial statements.

b.

Dynasty will purchase Ford BVI shares from Sky Gain Holdings Limited and issue a total of nine million eight hundred thousand (9,800,000) post-consolidation common shares of Dynasty.

c.

Dynasty will purchase Baiyou shares from Sky Gain Holdings Limited for two million (2,000,000) post-consolidation common shares of Dynasty.   The consideration for the purchase of the Baiyou shares includes an earn-out provision for additional shares to be issued based on a multiple of net income for the period January 1, 2009 to December 31, 2009,  which is calculated as follows:

7 times the achieved net income up to $2,500,000; plus 14 times the achieved net income from $2,500,000 up to a maximum of $5,250,000. The total number of shares to be received by the Baiyou shareholders will be determined by the 20 day average trading price of the company’s shares as of the day prior to issuance.  The 2,000,000 shares that are to be issued at the closing of the offering form the guaranteed portion of the allocation.  At the deemed issue price of $5.00 per share, the maximum number of shares that would be issued to Baiyou shareholders if they were to attain the maximum net income of $5,250,000 would amount to 11,200,000 shares (based on a valuation of $56,000,000).

Pursuant to this agreement, Dynasty will acquire 100% of the issued and outstanding shares of Baiyou in exchange    for shares of Dynasty’s common stock constituting 7.6% of its outstanding securities on a fully-diluted basis, subject to the earn-out provision described above.  In addition, Dynasty will acquire 100% of the issued and outstanding shares of Ford BVI in exchange for shares of Dynasty’s common stock constituting 37.4% of its outstanding securities on a fully-diluted basis.  As a result of this transaction, both Baiyou and Ford BVI will become wholly-owned subsidiaries of the Company and their stockholders will in turn own shares of the Company. Baiyou will hold 100% of Baiyou Digital Technology (Hangzhou) Co. Ltd., a wholly-foreign-owned enterprise (“WFOE”). Also as a result of this transaction, Ford BVI will hold, through its East Wealth subsidiary, a 70% interest in Beijing Baihui Digital Stars Technology Co. Ltd.

Dynasty’s assets are cash or assets easily converted to cash except for equipment and intangible properties which are assets conditional to the proposed transaction.  Therefore the transaction does not constitute a business combination.

3.

Pro Forma Adjustments and Assumptions

The unaudited pro-forma consolidated statement of earnings gives effect to the proposed transactions, as set out in the Information Circular and summarized in note 2, as if the proposed transactions had occurred on December 31, 2007.   The unaudited pro-forma consolidated statement of earnings reflects the following pro-forma assumptions and adjustments.  The assumptions are preliminary and can change as a result of actual events and circumstances.

5

DYNASTY GAMING INC.

NOTES TO PRO-FORMA CONSOLIDATED STATEMENT OF EARNINGS

AS AT DECEMBER 31, 2007

(UNAUDITED – SEE COMPILATION REPORT DATED JULY 15, 2008

(stated in Canadian Dollars)

3.

Pro Forma Adjustments and Assumptions – cont’d

a)      Elimination of interests in Baihui Combined Financial Statements

The forgoing financial statements of Baihui include the accounts of Beijing Baihui Digital Stars Technology Co., Ltd. (“Technology”), Beijing Baihui Digital Stars Software Co., Ltd. (“Software”), Beijing Baihui Zongheng Technology Company Ltd. (“Zongheng”) and Beijing PC Star E-Commerce Co., Ltd (“E-Commerce”).    The reverse takeover agreement does not include the purchase of Software; does not include the purchase of Zongheng and does not include the purchase of E-Commerce.    These interests have been eliminated in the following manner

-

Software’s Statement of Earnings has been fully eliminated

-

Zongheng’s Statement of Earnings has been fully eliminated

-

E-Commerce’s  Statement of Earnings has been fully eliminated

-

30% interest of Baihui not acquired is shown as minority interest

a.

Elimination of terminated business in Dynasty Gaming Inc

Dynasty Gaming Inc was engaged in the development, marketing and licensing of a proprietary online gaming software Mahjong Mania.   The Mahjong software was licensed to on-line casinos and all activities associated with this business were halted in October 2007.  The Information Circular therefore only includes the assets, liabilities, revenues and operations going forward with the reverse takeover and all revenues, expenses, assets and liabilities related to the Mahjong Mania segment have been eliminated.

c.

Reverse takeover

The acquisition by Dynasty of Baiyou and Ford BVI will receive the necessary approvals, including that of the shareholders of the companies.

Dynasty will purchase Baiyou and Ford BVI from Sky Gain and issue a total of eleven million eight hundred thousand (11,800,000) post-consolidation common shares of Dynasty. As a result of the proposed transactions the control of Dynasty will pass to the shareholders of Sky Gain and Sky Gain will be deemed to be the acquirer and the continuing entity.

6

DYNASTY GAMING INC.

NOTES TO PRO-FORMA CONSOLIDATED STATEMENT OF EARNINGS

AS AT DECEMBER 31, 2007

(UNAUDITED – SEE COMPILATION REPORT DATED JULY 15, 2008

(stated in Canadian Dollars)

3.

Pro Forma Adjustments and Assumptions – cont’d

       c.     Reverse takeover - cont’d

The shareholdings of Dynasty Gaming Inc. subsequent to the transactions described herein will be as follows:

Shareholders

Shares  Ownership

Options              Ownership

Warrants            Fully Diluted

         _____________________________________________________________________________________

Dynasty Gaming Inc.

4,000,000 (*)

   18.3%

750,427 (**)

18.1%

Ford BVI

                                                9,800,000

   45.0%

      -

37.4%

Baiyou

2,000,000

  9.2%

      -

  7.6%

New investors (including warrants)

6,000,000

   27.5%

3,630,000

36.8%

                                21,800,000

4,380,427

(*)     92,347,574 ÷ 23.0869  (original number of shares at consolidation ratio)

(**)   17,325,033 ÷ 23.0869 (original number of options and warrants at consolidation ratio)

7

DYNASTY GAMING INC.

PRO-FORMA CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS AT MARCH 31, 2008

DYNASTY GAMING INC.

MARCH 31, 2008

CONTENTS

Page

COMPILATION REPORTS

1

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

Pro-Forma Consolidated Interim Balance Sheet

3

Pro-Forma Consolidated Interim Statement of Earnings

5

Notes to Pro-Forma Consolidated Interim Financial Statements

6

COMPILATION REPORT

To the Directors and Shareholders of

Dynasty Gaming Inc.

We have read the accompanying unaudited consolidated pro-forma balance sheet of Dynasty Gaming Inc. (“DNY”) as at March 31, 2008 and the unaudited consolidated pro-forma statement of earnings for the three-month period then ended and have performed the following procedures.

1.

Compared the figures in the columns captioned Baihui Combined to the unaudited combined balance sheet and the unaudited combined statement of earnings of Baihui Combined as at March 31, 2008 and for the three-month period then ended and found them to be in agreement.

2.

Compared the figures in the columns captioned Silva Ford to the unaudited consolidated balance sheet and unaudited consolidated statement of operations of Silva Ford as at March 31, 2008 and for the three-month period then ended and found them to be in agreement

3.

Compared the figures in the columns captioned Dynasty Gaming Inc. Consolidated to the unaudited consolidated balance sheet and unaudited consolidated statement of operations of Dynasty Gaming Inc. as at March 31, 2008 and for the three-month period then ended and found them to be in agreement.

4.

Compared the figures in the columns captioned Gameocean Consolidated to the unaudited consolidated balance sheet and unaudited consolidated statement of operations of Guangzhou Gameocean Digital Network Co., Ltd as at March 31, 2008 and for the three-month period then ended and found them to be in agreement.

5.

Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

a)

the basis for determination of the pro-forma adjustments: and

b)

whether the pro-forma balance sheet and the pro-forma statement of earnings comply as to form in all material respects with identified regulatory requirements.

The officials:

a)

described to us the basis for determination of the pro-forma adjustments, and

b)

stated that the pro-forma balance sheet and the pro-forma statement of earnings comply as to form in all material respects with identified regulatory requirements.

1

4.

Read the notes to the pro-forma balance sheet and the pro-forma statement of earnings, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

5.

Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned Baihui Combined, Silva Ford, Dynasty Gaming Inc. Consolidated and Gameocean Consolidated and found the amounts in the column captioned “Pro-forma Consolidated” to be arithmetically correct.

A pro-forma balance sheet and a pro-forma statement of earnings are based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purpose of a reader of such statements.

Montreal, Quebec

(signed) Horwath Leebosh Appel

July 15, 2008                                                                         Chartered Accountants

2

DYNASTY GAMING INC.
Pro-Forma Consolidated Interim Balance Sheet
As at March 31, 2008 (Unaudited - see Compilation Report Dated July 15, 2008)
(stated in Canadian Dollars)

	Baihui Combined	Silva Ford	Dynasty Gaming Inc Consolidated	GameOcean Consolidated	Pro-Forma Adjustment (a)	Pro-Forma Adjustments (b) (c)		Pro-Forma Consolidated
	($)	($)	($)	($)	($)	($)		($)
ASSETS
Current assets
						(300,000)	(c)
Cash	849,663	1,246	897,357	369,900	(480,315)	27,900,000	(b)	29,237,851
Restricted cash			37,875					37,875
Accounts receivable	317,097		73,209	679	(315,235)			75,750
Other receivable	101,514			82,150	(36,070)			147,594
Due from related company				342,752	3,293,331			3,636,083
Inventory	1,224,783			730	(175,784)			1,049,729
Prepaid expenses and deposits	350,194		26,369	258,622	(280,423)			354,762
Due from shareholder				14,660				14,660
Advances to supplier	5,585,762							5,585,762
Investment held for transaction			215,565					215,565

	8,429,013	1,246	1,250,375	1,069,493	2,005,504	27,600,000		40,355,631

Deposits	439,800			696,350				1,136,150
Property and equipment	450,860		179,417	224,915	(266,789)			588,403
Intangible assets				53,753				53,753
Definite-life intangibles			6,008,000					6,008,000

	9,319,673	1,246	7,437,792	2,044,511	1,738,715	27,600,000		48,141,937

3

DYNASTY GAMING INC.
Pro-Forma Consolidated Interim Balance Sheet
As at March 31, 2008 (Unaudited - see Compilation Report Dated July 15, 2008)
(stated in Canadian Dollars)

	Baihui Combined	Silva Ford	Dynasty Gaming Inc. Consolidated	GameOcean Consolidated	Pro-Forma Adjustment (a)	Pro-Forma Adjustments (b) (c)		Pro-Forma Consolidated
	($)	($)	($)	($)	($)	($)		($)
LIABILITIES AND SHARHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	457,740		4,479,290	148,164	(347,040)			4,738,154
Accounts payable -related companies	1,894,395	650		1,546,472	2,213,851			5,655,368
Income taxes payable	1,373,795			132	(56,188)			1,317,739
Deposits - customers	1,180,763				(119,871)			1,060,892

	4,906,693	650	4,479,290	1,694,768	1,690,752			12,772,153

Minority interest	58,640		404,857	56,999	1,423,677			1,944,173

Shareholders’ equity
						20,900,699	(b)
					(85,320)	(2,794,321)	(b)
Capital stock	424,300	1	18,196,924	1,426,650	(139,900)	(18,196,924)	(c)	19,732,109

Contributed surplus			120,653			(120,653)	(c)

						9,099,301	(b)
						1,910,853	(b)
						(1,216,532)	(b)
Other capital	353		2,870,652		(226)	(2,870,652)	(c)	9,793,749
Statutory reserve	217,971				(65,391)			152,580
Accumulated other comprehensive income (loss)	165,676			(7,450)	(53,861)			104,365
						(300,000)	(c)
						120,653	(c)
						18,196,924	(c)
Retained earnings (deficit)	3,546,040	595	(18,634,584)	(1,126,456)	(1,031,016)	2,870,652	(c)	3,642,808
	4,354,340	596	2,553,645	292,744	(1,375,714)	27,600,000		33,425,611
	9,319,673	1,246	7,437,792	2,044,511	1,738,715	27,600,000		48,141,937

4

DYNASTY GAMING INC.
Pro-Forma Consolidated Interim Statement of Earnings
For the three months ended March 31, 2008
(Unaudited - see Compilation Report Dated July 15, 2008)
(stated in Canadian Dollars)

	Baihui Combined	Silva Ford	Dynasty Gaming Inc. Consolidated	GameOcean Consolidated	Pro-Forma Adjustment (a)	Pro-Forma Consolidated
	($)	($)	($)	($)	($)	($)
Revenues	7,109,366			13,331	(846,353)	6,276,344
Operating expenses
Direct costs	4,075,078		236,616	24,959	(433,271)	3,903,382
Selling	85,203		37,414	202,221	(7,041)	317,797
Administrative	921,104		694,549	287,858	(446,521)	1,456,990
Amortization - property and equipment	23,005		22,378	7,752	(12,448)	40,687
Amortization – intangible assets				3,300		3,300
Impairment - property and equipment			202,599			202,599
	5,104,390		1,193,556	526,090	(899,281)	5,924,755
Income from operations	2,004,976		(1,193,556)	(512,759)	52,928	351,589
Other
Interest expense				(19,033)		(19,033)
Interest income	3,892	530	3,558	769	(2,552)	6,197
Other income				913		913
Foreign exchange loss		65	(86,743)			(86,678)
Loss on investment held for transaction			(64,435)			(64,435)
	3,892	595	(147,620)	(17,351)	(2,552)	(163,036)
Income (loss) from operations before income taxes	2,008,868	595	(1,341,176)	(530,110)	50,376	188,553
Income taxes	714,499			126	(18,326)	696,299
Income (loss) from operations before minority interest	1,294,369	595	(1,341,176)	(530,236)	68,702	(507,746)
Minority interest			87,935	8,580	(408,921)	(312,406)
Net income (loss)	1,294,369	595	(1,253,241)	(521,656)	(340,219)	(820,152)

Net (loss) income per share
Basic and diluted			(0.31)			(0.04)

Weighted average number of common shares
Basic			4,000,000			21,800,000
Diluted			4,000,000			26,180,427

5

DYNASTY GAMING INC.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2008

(UNAUDITED – SEE COMPILATION REPORT DATED JULY 15, 2008)

(stated in Canadian Dollars)

1.

Basis of Presentation

The accompanying unaudited pro-forma consolidated financial statements of Dynasty Gaming Inc (“Dynasty”) as at March  31, 2008 have been prepared by the management of the Company for inclusion in the Information Circular to shareholders after giving effect to the proposed reverse takeover and share exchange between Dynasty Gaming Inc. (“Dynasty”), Sky Gain Holdings Limited, Baiyou Digital Technology Co. Ltd. (“Baiyou”) and its wholly-owned subsidiary Baiyou Digital Technology (Hangzhou) Co. Ltd. (“Baiyou Hangzhou”) and Silva Ford Technology Ltd. (“Ford BVI”), which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd. (“Baihui”).  PC Stars Inc. (“PC Stars”) will be the continuing company (“Company”).

Baiyou was formed on March 1, 2008 and Baiyou Hangzhou was formed on June 6, 2008.  Both are non-public, non-operating companies with nominal net non-monetary assets.  A Two-Party Arrangement has been agreed to between Baiyou Hangzhou and Guangzhou GameOcean Digital Network Co. Ltd. (“GameOcean”); which will provide Baiyou Hangzhou with legal and economic control over the activities of GameOcean,  constituting a variable interest entity  “VIE” relationship between the two parties.  Therefore, the proforma financial statements include the financial statements of GameOcean.

Ford BVI and its wholly-owned subsidiary East Wealth Technology Ltd. (“East Wealth”) are non-public, non-operating companies with nominal net non-monetary assets.  Ford BVI, through East Wealth, owns 70% of Baihui.   Baihui is involved in intra-company commercial agreements with Beijing Baihui Digital Stars Software Co., Ltd. (“Software”).   Baihui and Software are independent legal entities under PRC law, but during 2006, 2007 and 2008 to date, they were involved in interdependent commercial transactions which gave rise to the combination of their financial statements for those periods.   Therefore, the proforma financial statements include the combined financial statements of Baihui and Software.  The companies will terminate such contracts upon the closing of the proposed transactions and will remain stand-alone enterprises with their own facilities, employees, equipment, fixed assets and   business revenues independent of each other, as confirmed by PRC legal counsel.

The pro-forma consolidated financial statements include the financial statements of Dynasty.  The Company will be completing a private placement offering, on the basis of the assumptions described in Note 2 below.

The accompanying unaudited pro-forma consolidated financial statements have been derived from the unaudited financial statements as at March 31, 2008 of Dynasty, Silva Ford, Baihui Combined and GameOcean.  The accounting policies used in the preparation of the pro-forma consolidated financial statements are those disclosed in the  December 31, 2007 audited financial statements of the aforementioned entities. Management has determined that no adjustments are necessary to conform either Baihui’s or GameOcean’s financial statements to the accounting policies used by the Company in the preparation of Dynasty’s consolidated financial statements. The financial statements of Baihui and GameOcean have been converted from Chinese Renminbi to Canadian dollars using a foreign exchange conversion rate of 0.1353 for the assets and liabilities and 0.1412 for the revenues and expenses.

In the opinion of management, the unaudited pro-forma consolidated financial statements include all adjustments necessary for fair presentation. The unaudited pro-forma consolidated financial statements are not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future.

The unaudited pro-forma consolidated financial statements of Dynasty should be read in conjunction with the foregoing financial statements, including the notes attached thereto.

The effective tax rate of Dynasty is 25%.

6

DYNASTY GAMING INC.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2008

(UNAUDITED – SEE COMPILATION REPORT DATED JULY 15, 2008)

(stated in Canadian Dollars)

2.

Summary of Proposed Transactions

a.

Dynasty will complete a private placement offering of units that are comprised of one post-consolidated common share and 0.50 of a warrant to purchase one common share, with arm’s length parties, for a minimum US$30,000,000 providing working capital of US$27,900,000.  The consolidation of the Dynasty common shares will be done using a ratio of 1 new common share for 23.0869 old common shares. A conversion rate of 1.00 US dollar to Canadian dollar is used in these pro-forma financial statements.

b.

ynasty will purchase Ford BVI shares from Sky Gain Holdings Limited and issue a total of nine million eight hundred thousand (9,800,000) post-consolidation common shares of Dynasty.

c.

Dynasty will purchase Baiyou shares from Sky Gain Holdings Limited for two million (2,000,000) post-consolidation common shares of Dynasty.   The consideration for the purchase of the Baiyou shares includes an earn-out provision for additional shares to be issued based on a multiple of net income for the period January 1, 2009 to December 31, 2009,  which is calculated as follows:

 7 times the achieved net income up to $2,500,000; plus 14 times the achieved net income from $2,500,000 up to a maximum of $5,250,000. The total number of shares to be received by the Baiyou shareholders will be determined by the 20 day average trading price of the company’s shares as of the day prior to issuance.  The 2,000,000 shares that are to be issued at the closing of the offering form the guaranteed portion of the allocation.  At the deemed issue price of $5.00 per share, the maximum number of shares that would be issued to Baiyou shareholders if they were to attain the maximum net income of $5,250,000 would amount to 11,200,000 shares (based on a valuation of $56,000,000).

Pursuant to this agreement, Dynasty will acquire 100% of the issued and outstanding shares of Baiyou in exchange    for shares of Dynasty’s common stock constituting 7.6% of its outstanding securities on a fully-diluted basis, subject to the earn-out provision described above.  In addition, Dynasty will acquire 100% of the issued and outstanding shares of Ford BVI in exchange for shares of Dynasty’s common stock constituting 37.4% of its outstanding securities on a fully-diluted basis.  As a result of this transaction, both Baiyou and Ford BVI will become wholly-owned subsidiaries of the Company and their stockholders will in turn own shares of the Company. Baiyou will hold 100% of Baiyou Digital Technology (Hangzhou) Co. Ltd., a wholly-foreign-owned enterprise (“WFOE”). Also as a result of this transaction, Ford BVI will hold, through its East Wealth subsidiary, a 70% interest in Beijing Baihui Digital Stars Technology Co. Ltd.

Dynasty’s assets are cash or assets easily converted to cash except for equipment and intangible properties which are assets conditional to the proposed transaction.  Therefore the transaction does not constitute a business combination.

7

DYNASTY GAMING INC.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2008

(UNAUDITED – SEE COMPILATION REPORT DATED JULY 15, 2008)

(stated in Canadian Dollars)

3.

Pro Forma Adjustments and Assumptions

The unaudited pro-forma consolidated financial statements give effect to the proposed transactions, as set out in the Information Circular and summarized in note 2, as if the proposed transactions had occurred on December 31, 2007.   The unaudited pro-forma consolidated financial statements reflect the following pro-forma assumptions and adjustments.  The assumptions are preliminary and can change as a result of actual events and circumstances.

b.

Elimination of interests in Baihui Combined Financial Statements

The foregoing financial statements of Baihui include the accounts of Beijing Baihui Digital Stars Technology Co., Ltd. (“Technology”), Beijing Baihui Digital Stars Software Co., Ltd. (“Software”), Beijing Baihui Zongheng Technology Company Ltd. (“Zongheng”) and Beijing PC Star E-Commerce Co., Ltd (“E-Commerce”).    The reverse takeover agreement does not include the purchase of Software, nor Zongheng, nor E-Commerce.    These interests have been eliminated in the following manner

-

Software’s Statement of Earnings has been fully eliminated

-

Zongheng’s Statement of Earnings has been fully eliminated

-

E-Commerce’s  Statement of Earnings has been fully eliminated

-

30% interest of Baihui not acquired is shown as minority interest

c.

Private placement financing

Dynasty proposes a private placement offering of 6,000,000 units to accredited investors at a price of $US 5.00 per unit for gross proceeds of $US 30,000,000.   Each unit consists of one common share and 0.50 of a warrant to purchase one common share priced at $US 5.00 per unit for total proceeds of $US 30,000,000.   The 3,000,000 warrants will entitle the holder to acquire one additional common share per warrant at a price of $6.00 per share, subject to adjustment, for a period of four years.

The Company has allocated a value of $3.48 to the shares ($20,900,699) and $1.52 to the fair value of the warrants attached to these shares ($9,099,301). The value of the warrants has been credited to other capital.

The issuance costs including the agent’s commission of 7% of the offering are estimated at $US 2,100,000 for net proceeds of $US 27,900,000. An additional 630,000 broker warrants (7% of total shares issued including the exercise of the warrants), entitling the holder to acquire one common share at a price of $6.00 each for a period of four years have been issued to the agent.

The Company has estimated the fair value of the agent’s warrants at $3.03 per warrant for a total cost of $1,910,853 which has been credited to the other capital.

The Black-Scholes model was used to arrive at the estimate for the warrants with the following assumptions:

Post-consolidation unit price

$4.733

Risk-free interest rate

                     5%

Expected life

4 years

Expected volatility in the market price of the shares

                    93%

Expected dividend yield

    nil

8

DYNASTY GAMING INC.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2008

(UNAUDITED – SEE COMPILATION REPORT DATED JULY 15, 2008)

(stated in Canadian Dollars)

3.

Pro Forma Adjustments and Assumptions – cont’d

b.    Private placement financing  (cont’d)

The total issue costs of $4,010,853 (comprised commissions of $2,100,000 and agent’s warrant costs of $1,910,853) have been charged as follows: $2,794,321 against the $20,900,699 of capital stock for net issuance of $ 18,106,377 and the balance of $1,216,532 against other capital to account for the portion relating to the fair value attributed to the warrants.

c.

Reverse takeover

The acquisition by Dynasty of  Baiyou and Ford BVI will receive the necessary approvals, including that of the shareholders of the companies.

Dynasty will purchase Baiyou and Ford BVI from Sky Gain and issue a total of eleven million eight hundred thousand (11,800,000) post-consolidation common shares of Dynasty. As a result of the proposed transactions the control of Dynasty will pass to the shareholders of Sky Gain and Sky Gain will be deemed to be the acquirer and the continuing entity.

The book value of the common shares, the other capital and the contributed surplus of Dynasty in the amount of $18,196,924, $2,870,652 and $120,653 respectively will be transferred to the retained earnings and as a result the net amount (deficit of $18,634,584, common shares of $18,196,924, other capital of $2,870,652, and contributed surplus of $120,653) will be effectively recorded as a debit to retained earnings of Digital and Ford BVI.   The total costs of the transaction in the amount of $300,000 will be charged to cash.

9

DYNASTY GAMING INC.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2008

(UNAUDITED – SEE COMPILATION REPORT DATED JULY 15, 2008)

(stated in Canadian Dollars)

3.

        Pro Forma Adjustments and Assumptions – cont’d

c.

Reverse takeover – cont’d

The shareholdings of Dynasty Gaming Inc. subsequent to the transactions described herein will be as follows:

Shareholders

Shares  Ownership

Options              Ownership

Warrants            Fully Diluted

___________________________________________________________________________________________

Dynasty Gaming Inc.

4,000,000 (*)

   18.3%

750,427 (**)

18.1%

Ford BVI

9,800,000

   45.0%

      -

37.4%

Baiyou

2,000,000

     9.2%

      -

  7.6%

New investors (including warrants)

6,000,000

   27.5%

3,630,000

36.8%

                                21,800,000

4,380,427

(*)     92,347,600 ÷ 23.0869  (original number of shares at consolidation ratio)

(**)   17,325,033 ÷ 23.0869 (original number of options and warrants at consolidation ratio)

10